140th Anniversary 1867–2007

CIBC Annual Accountability Report

2007

CIBC

For what matters.

CIBC Annual Accountability Report
2007

In this report

2007 Review

1	Financial Highlights
2	Chairman’s Letter
3	Chief Executive Officer’s Letter
5	Chief Financial Officer’s Report
6	Our Balanced Scorecard
8	Business Overviews
32	Governance
35	Board of Directors
35	Senior Executive Team and Senior Officers
36	Functional Groups
159	Global Reporting Indicators

Public Accountability Statement

15	Overview and Affiliates
16	Our Clients
20	Our Employees
24	Our Communities
28	Our Environment
151	Branch Openings and Closings
151	ABM Installations and Removals
153	Debt Financing to Firms in Canada
154	Employment in Canada
154	Taxes in Canada
155	Community Contributions
Inside Back Cover
Contact Information

Management’s Discussion and Analysis

37	A Note about Forward-looking Statements
38	Overview
41	Financial Performance Review
47	Business Line Overview
53	Financial Condition
60	Management of Risk
74	Accounting and Control Matters

Financial Results

81	Financial Reporting Responsibility
82	Independent Auditors’ Reports to Shareholders
84	Consolidated Financial Statements
89	Notes to the Consolidated Financial Statements
138	Principal Subsidiaries
139	Supplementary Annual Financial Information
146	Quarterly Review
147	Ten-year Statistical Review

Shareholder and Other Information

149	Glossary
160	Shareholder Information
Corporate Profile
CIBC is a leading North American financial institution celebrating 140 years of serving clients in Canada and around the world. Through our two distinct business lines, CIBC Retail Markets and CIBC World Markets, CIBC provides a full range of products and services to almost 11 million individual and small business clients and meets the financial needs of corporate and institutional clients. In 2007, revenue was $12.1 billion and net income was $3.3 billion. At year-end, market capitalization was $34.2 billion and our Tier 1 capital ratio was 9.7%.

Financial Highlights 2007

As at or for the year ended October 31	2007	2006(1)	2005(1)		2004(1)	2003(1)

Common share information
Per share — basic earnings (loss)	$9.30	$7.50	$(0.46)		$5.60	$5.21
— diluted earnings (loss)	9.21	7.43	(0.46	)(2)	5.53	5.18
— cash diluted earnings (loss)(3)	9.30	7.49	(0.44)		5.57	5.22
— dividends	3.11	2.76	2.66		2.20	1.64
Share price — closing	102.00	87.60	72.20		73.90	59.21
Shares outstanding (thousands) — end of period	334,989	335,977	334,008		347,488	362,043
Market capitalization ($ millions)	$34,169	$29,432	$24,115		$25,679	$21,437

Value measures
Price to earnings multiple (12-month trailing)	11.1	11.8	n/m		13.4	11.4
Dividend yield (based on closing share price)	3.0%	3.2%	3.7%		3.0%	2.8%
Dividend payout ratio	33.4%	36.8%	n/m		39.2%	31.5%

Financial results ($ millions)
Total revenue	$12,066	$11,351	$12,498		$11,831	$11,441
Total revenue (TEB)(3)	12,363	11,575	12,689		11,981	11,573
Provision for credit losses	603	548	706		628	1,143
Non-interest expenses	7,612	7,488	10,865		8,307	8,106
Net income (loss)	3,296	2,646	(32)		2,091	1,950

Financial measures
Efficiency ratio	63.1%	66.0%	86.9%		70.2%	70.9%
Cash efficiency ratio (TEB)(3)	61.3%	64.4%	85.5%		69.2%	69.9%
Return on equity	28.7%	27.9%	(1.6)%		18.7%	19.2%
Net interest margin	1.39%	1.52%	1.71%		1.87%	1.94%
Total shareholder return	20.2%	25.6%	1.3%		29.0%	57.9%

Balance sheet information ($ millions)
Loans and acceptances	$170,678	$151,916	$146,902		$142,282	$139,073
Total assets	342,178	303,984	280,370		278,764	277,147
Deposits	231,672	202,891	192,734		190,577	188,130
Common shareholders’ equity	11,158	9,941	8,350		10,397	10,421

Balance sheet quality measures
Common equity to risk-weighted assets	8.8%	8.7%	7.2%		9.0%	9.0%
Risk-weighted assets ($ billions)	$127.4	$114.8	$116.3		$115.9	$116.3
Tier 1 capital ratio	9.7%	10.4%	8.5%		10.5%	10.8%
Total capital ratio	13.9%	14.5%	12.7%		12.8%	13.0%

Other information
Retail/wholesale ratio(4)	73%/27%	72%/28%	70%/30%		72%/28%	64%/36%
Regular workforce headcount	40,457	37,016	37,308		37,281	36,630

(1)	Certain comparative information has been restated to conform with the presentation adopted in the current year.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(3)	For additional information, see the “Non-GAAP measures” section of the MD&A.

(4)	Retail includes CIBC Retail Markets and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the year. For additional information, see the “Non-GAAP measures” section of the MD&A.

n/m	— not meaningful due to the net loss in the year.

Earnings (loss) per share (EPS) ($)	Return on equity (ROE) (%)	Tier 1 capital ratio (%)

Diluted EPS was $9.21 in 2007, compared with $7.43 in 2006. Diluted EPS is calculated as net income less preferred share dividends and premium on redemptions, divided by the weighted-average number of diluted common shares.	ROE was 28.7% in 2007, compared with 27.9% in 2006. ROE is a key measure of profitability. It is calculated as net income less preferred share dividends and premium on redemptions, expressed as a percentage of average common shareholders’ equity.	CIBC’s Tier 1 capital ratio was 9.7% in 2007 compared with 10.4% in 2006, ahead of CIBC’s target of 8.5% and ahead of the regulatory requirement of 7.0%. The Tier 1 capital ratio is calculated by dividing Tier 1 capital by risk-weighted assets.

	CIBC Annual Accountability Report 2007	1

Consistent, sustainable performance over the long term
Who we are: CIBC is focused on helping clients meet their financial needs and achieve what matters to them. Our ability to develop deeper and long-lasting relationships with clients and to generate long-term growth for shareholders is driven by a business culture based on common values: Trust, Teamwork and Accountability.
Where we’re going: Our vision is to be the leader in client relationships. Our mission is to fulfill the commitments we have made to each of our stakeholders:
–	Help our clients achieve what matters to them

–	Create a positive employee experience

–	Make a difference in our communities

–	Generate strong total returns for our shareholders
Creating value: CIBC’s objective is consistent, sustainable performance over the long term. Our most important performance benchmarks are:
–	Financial performance

–	Governance

–	Risk management

–	Client satisfaction

–	Employee experience

–	Community investment
Strategic priorities: In 2008, we remain focused on our three priorities:
–	Business strength

–	Productivity

–	Balance sheet strength and capital usage
Performance measurement: Disciplined measurement of our performance is critical to our long-term success. We have several measures to track our progress over the medium and longer term. Our balanced scorecard objectives and results are detailed on pages 6 and 7.
     Share Price Appreciation (%)
CIBC’s share price appreciation of 163% over the past five years exceeded the appreciation of 134% for the broad market. When combined with dividend yield, CIBC’s total return for the past five years was 211%.
     Common Share Dividend Appreciation ($)
CIBC’s dividends per common share for 2007 were $3.11 compared with $2.76 in 2006.
2007 Accomplishments
Financial performance

–	Total shareholder return of 20.2%, highest among the major Canadian banks

–	Diluted earnings per share growth of 24% and return on equity of 28.7% exceeded our medium-term targets

–	Non-interest expenses were lower than our 2007 target

Governance

–	Awarded a 2007 Governance Gavel Award for Excellence in Director Disclosure Honourable Mention by the Canadian Coalition for Good Governance

–	Recognized by the Institute of Corporate Directors Blue Ribbon Commission for best practices in disclosure

Risk management

–	Implemented risk management systems and processes required for adoption of Basel II

Client satisfaction

–	We surpassed a significant milestone of over one million CIBC Financial HealthCheck assessments completed for our personal banking clients, enhancing client satisfaction and loyalty

–	CIBC’s public website www.cibc.com topped this year’s ranking among the large Canadian banks in an independent report by Forrester Research, Inc.

(Source: ‘2007 Canadian Bank Public Web Site Rankings’, Forrester, April 2007)
Employee experience

–	Achieved workforce representation goals for four designated groups: women, members of visible minorities, Aboriginal peoples and persons with disabilities

–	Attained highest employee commitment index (ECI) score since its introduction in 1998

Community investment

–	Canadian Breast Cancer Foundation CIBC Run for the Cure raised $26.5 million to fight breast cancer

–	Raised $12.7 million globally, including more than $3.7 million in Canada, through the CIBC World Markets Miracle Day in December 2006
CIBC Annual Accountability Report 2007

Chairman’s Letter
William A. Etherington
Chairman of the Board
In 2007, CIBC once again delivered the highest total shareholder return among the major Canadian banks, resulting in a five-year total shareholder return of 211.2%, also the highest.
     This reflects CIBC’s focus to deliver consistent and sustainable performance over the long term. It also reflects the day-to-day commitment and diligence of all CIBC employees.
Committed to boardroom transparency
As fellow shareholders, I know you are looking for more than just good performance and effective leadership from your ownership in CIBC. You are also looking for transparency and strong governance from your Board, and we are fully committed to both of these objectives.
     In recent years, we have taken a number of steps to broaden our disclosure and to increase its transparency. We introduced considerable new voluntary disclosure into our annual management proxy circular to increase your understanding of our decision-making processes. For example, we now include an enhanced description of the process for determining executive compensation for the Chief Executive Officer and other senior officers. CIBC demonstrates its commitment to paying for performance by disclosing performance targets, actual results against those targets and how the results impact compensation. We also disclose full details of compensation paid to executives by providing the dollar value of each compensation component awarded in a given year.
     We continue to strengthen our oversight of executive compensation. We defer the determination of any cash or equity incentives (other than options) provided to the Chief Executive Officer for one year, giving us the opportunity to re-evaluate performance and take into account any post year-end events. Our Management Resources and Compensation Committee retains an independent compensation advisor to provide advice on executive compensation matters. To support transparency, the work performed by the advisor and the related fees are disclosed every year.
     We are proud that the steps we have taken to enhance executive compensation disclosure and transparency have been recognized as “innovative” by the Canadian Coalition for Good Governance and “best practice” by the Institute of Corporate Directors Blue Ribbon Commission.
Recognized for sustainability practices
CIBC has a longstanding commitment to strong governance principles, which include sustainability. Over the years, our leadership in social responsibility and climate change has been recognized by a number of renowned global indices that assess responsible business policies and practices.
     We are pleased that this recognition has continued throughout 2007. The Carbon Disclosure Project honoured CIBC this year with “best in class” for our approach to climate change disclosure. For another consecutive year, CIBC has maintained its constituency on the Dow Jones Sustainability World Index, the FTSE4Good Index and the Jantzi Social Index, all indices which assess the performance of the leading sustainability-driven companies.
Focused on our shareholders
Your Board is pleased with what CIBC accomplished in 2007, both in terms of financial performance as well as strong corporate governance.
     We remain focused on our shareholders and are committed to engaging you in ongoing thoughtful discussions. We carefully monitor developments in the area of governance and will respond quickly to ensure we remain at the leading edge of governance best practice while delivering sustainable shareholder value.
     On behalf of the Board, I would like to extend our appreciation to Gerry McCaughey, his executive team and all employees for steering a successful course over the past year.

2	CIBC Annual Accountability Report 2007

Chief Executive Officer’s Letter
Gerald T. McCaughey
President and Chief Executive Officer
CIBC delivered good results in 2007, with earnings of $3.3 billion.
     Diluted earnings per share were $9.21 up 24% from 2006, and return on equity was 28.7%. Our Tier 1 capital ratio at the end of the year was 9.7%.
     These results were well above our medium-term objectives and supported a total shareholder return in fiscal 2007 of 20.2%, highest among the major Canadian banks.
     I outlined in my 2006 letter our intention to remain focused on our three priorities:
•	Business strength

•	Productivity

•	Balance sheet strength and capital usage
In 2007, we made progress against our priorities and built on the foundation we established in 2006. This progress is another important step forward for CIBC.
     However, the mark-to-market write-downs we took in our structured credit business were not in line with our strategic imperative of consistent and sustainable performance.
     These write-downs were precipitated by the rapid deterioration of credit market conditions in the second half of 2007, particularly for securities related to the U.S. residential mortgage market.
     Against this backdrop, let me review our performance in 2007.
Business strength
CIBC’s retail businesses continued to perform well overall in 2007.
     CIBC Retail Markets net income was $2,580 million, up 39% from 2006. This result includes the gain we recorded in the fourth quarter on Visa’s worldwide restructuring. Volume growth, the expansion of our ownership interest in FirstCaribbean International Bank, as well as discipline in the areas of expenses and credit also contributed to CIBC Retail Markets’ growth in profitability.
     Within a highly competitive environment, we maintained and enhanced our position in a number of key areas of our retail business.
     We increased our market share in mortgages and deposits, maintained our market leading position in cards, and strengthened our asset management business.
     In the area of unsecured personal lending, our risk posture was reflected in good loan loss performance, but lower market share.
     While improving our performance in 2007, we continued to invest for future growth.
     We completed a multi-year project to upgrade our ABM network across Canada, expanded branch hours and announced our commitment to open 16 new branches over the next two years. We also supported our team of over 2,000 fully-licensed advisors with product and technology enhancements to meet their clients’ needs.
     The completion of our FirstCaribbean acquisition expands our footprint in the Caribbean region and provides a further source of growth for CIBC Retail Markets.
     FirstCaribbean net income was US $256 million, up 61% from 2006.
     We continue to support FirstCaribbean’s strategy to grow its business organically and through acquisition opportunities within its core markets.
     CIBC World Markets net income was $601 million, down 7% from 2006.
     In Canada, we had good performance in key areas such as equity underwriting and M&A, with improving productivity. In the U.S., some businesses, particularly real estate finance and merchant banking, had good results, with other areas showing improvement.
     Our overall performance in World Markets was affected by the mark-to-market write-downs in our structured credit business.
     With the possibility of more challenging market conditions in the second half of 2007 continuing

CIBC Annual Accountability Report 2007	3

Chief Executive Officer’s Letter
into 2008, we are refocusing our attention on our wholesale business activities to ensure they are aligned with our strategic imperative.
     In early November, following our fiscal year-end, we announced an agreement to sell some of our CIBC World Markets U.S. business to Oppenheimer Holdings Inc.
Productivity
In 2007, CIBC continued to make progress towards our medium-term objective of a median efficiency ratio among our Canadian bank peer group.
     After achieving our 2006 target of $250 million of expense reductions, we set a new target in early 2007 to hold our expenses flat relative to the annualized 2006 fourth quarter expenses ($7,568 million), excluding FirstCaribbean. We achieved our 2007 goal, reporting non-interest expenses for 2007 of $7,612 million (including $325 million attributable to FirstCaribbean).
     Expense reductions combined with revenue growth resulted in an improvement of our efficiency ratio to 63.1%, from 66.0% in 2006.
     In 2008, our focus will remain on productivity improvement that achieves an effective balance between revenue growth and expense discipline. Over the long term, we believe this balance is the best formula to achieve sustainable growth.
Balance sheet strength and capital usage
Our Tier 1 capital ratio is a primary measure of our balance sheet strength.
     Our objective is a target Tier 1 ratio of 8.5%. During the year, our ratio declined from 10.4% to 9.7%, primarily due to the completion of our FirstCaribbean acquisition.
     In terms of capital usage, our priority is to invest in core businesses where we have scale, expertise, and the best prospects for growth. Beyond this, our objective is to balance capital usage among dividend growth, share repurchases and acquisition opportunities.
     In 2007, we made progress in each of these areas.
     Early in the year, we completed our FirstCaribbean acquisition, increasing our ownership interest to over 91%.
     At the end of the second quarter, we recommenced our share repurchase program and have extended that program through the end of next year.
     We increased our quarterly dividend twice — from 70 to 77 cents per share in the second quarter and from 77 to 87 cents in the fourth quarter. Together, this represents a 24% increase.
     We have a stated objective in our scorecard to pay out between 40% and 50% of our earnings in dividends. While we made progress in 2007 towards achieving this objective, we will continue to review dividend increases in 2008, as our payout ratio remains below our target range.
     In summary, our progress against our priorities in 2007 supported good overall performance.
Looking forward
It is difficult to anticipate when the weaker market conditions experienced in the second half of 2007 may stabilize or improve.
     In 2008, we will remain focused on our priorities of business strength, productivity, as well as balance sheet strength and capital usage, with a particular emphasis on balance sheet strength given the current environment.
Celebrating 140 years
As you may have noticed on the cover of this year’s Annual Accountability Report, 2007 marks CIBC’s 140th anniversary.
     Over that time, CIBC has forged a strong history of meeting the financial needs of our clients in Canada, the U.S. and around the world.
     On behalf of CIBC’s leadership team, I would like to thank all of our employees — past and present — for their professionalism, dedication and contribution to 140 years of achievement. We continue to owe our success to the commitment of our people to CIBC’s core values of trust, teamwork and accountability.

4	CIBC Annual Accountability Report 2007

Chief Financial Officer’s Report
Tom D. Woods
Senior Executive Vice-President and Chief Financial Officer
In 2007, CIBC delivered record net income and the highest total shareholder return among the major Canadian banks.
A summary of CIBC’s financial results

($ millions)			2007	2006

We earned interest on loans and other products			$15,781	$13,269
We incurred interest on deposits and other liabilities			11,223	8,834

We earned Net interest income			4,558	4,435

We also earned revenue (non-interest income) on investment products, financial services and other products			7,508	6,916

Total revenue was	(A	)	$12,066	$11,351

The risk associated with our credit products resulted in loan losses of	(B	)	603	548

We invested in our people and our franchise:
Salaries and benefits			4,392	4,288
Our people need technology			1,104	1,111
A place to work and			602	562
Other support			1,545	1,556
We incurred income taxes			524	640

This added up to	(C	)	$8,167	$8,157

Leaving us with Net income of	(A)-(B)-(C	)	$3,296	$2,646

CIBC Annual Accountability Report 2007	5

Senior Executive Team
Gerry McCaughey	Sonia Baxendale	Mike Capatides	Ken Kilgour
President and Chief Executive Officer CIBC	Senior Executive Vice-President CIBC Retail Markets	Senior Executive Vice-President and General Counsel Legal and Regulatory Compliance	Senior Executive Vice-President and Chief Risk Officer Risk Management

Our Balanced Scorecard
Financial Measures

	Medium-term objectives	2007 Results(1)	Comments
Earnings Per Share (EPS) Growth	Our previously stated objective was diluted EPS growth of 10% per annum, on average, over the next 3–5 years.	Year-over-year diluted EPS growth of 24%	EPS growth was above our medium-term target.

Our objective moving forward is diluted EPS growth of 5%–10% per annum, on average, over the next 3–5 years.

Return on Equity (ROE)	Return on average common equity of at least 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity).	28.7%	ROE was above our target.

Capital Strength	Tier 1 capital ratio of 8.5%. Total capital ratio of 11.5%.	Tier 1 capital ratio — 9.7% Total capital ratio — 13.9%	Capital ratios were above our targets.

Business Mix(2)	Our previously stated objective was 65%—75% retail/25%–35% wholesale (as measured by economic capital).	73%/27% retail/wholesale	Business mix was within our target range.

Our objective moving forward is at least 75% retail.

Risk	Maintain provision for credit losses as a percentage of loans and bankers’ acceptances, net of reverse repurchase agreements (loan loss ratio) between 50 and 65 basis points through the business cycle.	Loan loss ratio - 37 basis points	Loan loss performance was better than our medium-term objective.

	Our previously stated objective was to maintain the carrying value of our merchant banking portfolio below $1.4 billion. Our objective moving forward is to maintain the carrying value below $1.2 billion.	Merchant banking portfolio — $1.1 billion	The carrying value of our merchant banking portfolio continued to decline.

Productivity	Achieve a median ranking within our industry group, in terms of our non-interest expenses to total revenue (cash efficiency ratio (TEB)(2)).	Cash efficiency ratio (TEB)(2) – 61.3%	CIBC’s efficiency ratio has improved relative to the median of our industry group.

	Our 2007 target was to hold expenses flat relative to annualized 2006 fourth quarter expenses ($7,568 million), excluding FirstCaribbean. Our 2008 target is flat expenses relative to annualized 2006 fourth quarter expenses, excluding FirstCaribbean, and our U.S. restructuring.	Non-interest expenses of $7,612 million (including FirstCaribbean expenses of $325 million)	We achieved our 2007 goal.

Dividend Payout Ratio	40%–50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions).	Dividend payout ratio - 33.4%	CIBC’s dividend payout ratio was below our target range.

Total Shareholder Return (TSR)	Outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis.	Five years ended - October 31, 2007:	CIBC delivered the highest TSR for the year, as well as the past five years, among the major Canadian banks.
CIBC — 211.2%
Bank Index — 154.4%

(1)	Results were affected by items discussed in the “Overview” section of the MD&A.

(2)	For additional information, see the “Non-GAAP measures” section of the MD&A.

6	CIBC Annual Accountability Report 2007

Ron Lalonde	Brian Shaw	Richard Venn	Tom Woods
Senior Executive Vice-President Administration, Technology and Operations	Senior Executive Vice-President, CIBC and Chairman and Chief Executive Officer, CIBC World Markets	Senior Executive Vice-President Corporate Development	Senior Executive Vice-President and Chief Financial Officer Finance

Non-Financial Measures

	Objectives	Accomplishments
Clients	The leader in client relationships	-	Improved banking services for diverse client groups
		-	Enhanced accessibility for clients with special needs

Employees	Create a positive employee experience in an environment where employees can excel	-	Achieved workforce representation goals for four designated groups: women, members of visible minorities, Aboriginal peoples and persons with disabilities
		-	Attained highest employee commitment index (ECI) score since its introduction in 1998
		-	Won Learning Leaders Program award for Technology Excellence for implementing centralized regulatory compliance training for all employees

Community	Make a difference in our communities	-	Contributed more than $36 million to communities globally
		-	Canadian Breast Cancer Foundation CIBC Run for the Cure raised $26.5 million to fight breast cancer
		-	Raised $12.7 million on CIBC World Markets Miracle Day, December 6, 2006
		-	Raised $7.8 million for the 2006 United Way campaign

Environment	Demonstrate environmental responsibility in all activities	-	Rolled out updated Environmental Credit Risk Management Standards and Procedures and a new Environmentally Responsible Procurement Standard
		-	Recognized “best in class” as one of 68 FT500 companies globally included in the Carbon Disclosure Project’s ‘Climate Disclosure Leadership Index’

Governance	A leader in governance practices	-	GovernanceMetrics International Score — better than 98% of global banking sector peers
		-	Recognized by the Canadian Coalition for Good Governance and the Institute of Corporate Directors Blue Ribbon Commission for “innovative” and “best practice” executive compensation disclosure and transparency

A constituent of the Dow Jones Sustainability World Index for six consecutive years, and a member of the Dow Jones Sustainability North American Index since its inception in 2005	Listed on the FTSE4Good Index since its inception in 2001	A member of the Jantzi Social Index since its inception in 2000
The CIBC Annual Accountability Report 2007 has been developed with reference to the Global Reporting Initiative (GRI) G3 Guidelines and the Financial Services Sector
Supplement. For more on CIBC’s use of the G3 Guidelines, please go to page 159.

CIBC Annual Accountability Report 2007	7

     CIBC Retail Markets
Strategy
CIBC Retail Markets’ objective is to be the primary financial institution for our clients.
Our strategy is to deepen client relationships by meeting more of our clients’ financial needs.
To do this, we will continue to leverage our broad advisory capabilities as our key differentiator, while delivering a consistent client service experience and financial products and solutions that meet our clients’ needs.
Priorities
-	Strong advisory solutions

-	Consistent client service experience

-	Client-focused financial products and solutions
CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to almost 11 million personal, wealth and small business clients, as well as investment management services globally to retail and institutional clients. In addition, we offer a full range of financial services to clients in 17 regional markets in the Caribbean through FirstCaribbean International Bank.

8	CIBC Annual Accountability Report 2007

CIBC Retail Markets
Our objective is to be the primary financial institution for our clients.
     We have been working together across Retail Markets to build strong relationships with our clients. Our key priorities are to provide our clients with strong advisory solutions, continue to enhance the client service experience and offer client-focused financial products and solutions.
Strong advisory solutions
Advisory solutions are increasingly important to Canadians when it comes to meeting their financial goals.
     CIBC has built broad advisory capabilities and tools across all our channels.
     Our focus on building strong advisory solutions to help our clients through every life stage is a key differentiator for CIBC. With our advisory teams aligned under a single management structure, our integrated approach enables us to introduce our clients to the most relevant offers and help them continue to make the best financial choices as their needs evolve.
     Our in-branch CIBC advisors conduct a CIBC Financial HealthCheck for clients to understand their financial needs and recommend relevant solutions. In mid-2007, we surpassed a significant milestone, completing one million CIBC Financial HealthCheck assessments for our personal banking clients. We introduced a small business CIBC Financial HealthCheck planning tool this year to help small business owners meet both their personal and small business financial needs.
     We also launched CIBC Financial HealthCheck Tips on our website, www.cibc.com, to provide clients with helpful advice on how to achieve their financial goals and how to select and get the best value from financial services options at CIBC.
     For more comprehensive financial advisory solutions and planning, CIBC clients have access to more than 3,400 CIBC Advisors including CIBC Account Managers, Imperial Service Financial Advisors, CIBC Wood Gundy Investment Advisors, Private Banking Advisors and Investment Counsellors. This network of professionals, which includes more than 2,400 IDA-licensed advisors and close to 800 MFDA-licensed advisors, offers clients financial expertise and a wide range of services tailored to meet our clients’ needs.
     We continue to enhance our ability to provide holistic financial planning and advisory solutions to clients. Over the past two years, we have expanded CIBC Imperial Service, which is our branch-based financial planning and advisory offer, into additional markets. Clients experience a comprehensive approach to financial planning, working closely with a dedicated advisor. They benefit from a personalized financial plan to help them achieve their financial and retirement goals.
     Strong, long-term relationships with advisors are fundamental to building client loyalty and satisfaction. We continue to enhance our advisor development and compensation programs to ensure we can attract and build specialized expertise and retain the best advisors.
     In 2008, we will continue to enhance our strong advisory capabilities, integrated approach and emphasis on financial planning to deepen our client relationships and attract new clients.
     We will introduce more specialized tools to address the complex financial needs of our affluent clients. This includes providing additional retirement planning tools in CIBC Imperial Service to address growing retirement planning needs and equipping our CIBC Wood Gundy advisors with more robust planning tools.
Operating Highlights:

Net income after tax	Return on equity (ROE)(1)	Total average	Efficiency ratio
($ millions)	(%)	funds managed	(%)
($ billions)

(1)	For additional information, see the “Non-GAAP measures” section of the MD&A.

CIBC Annual Accountability Report 2007	9

Consistent client service experience
A key priority for CIBC is to ensure we are offering clients a consistent high-quality experience.
     Clients want access, flexibility and choice. Our investment in strengthening CIBC’s broad distribution network enables us to offer clients the flexibility to transact through the channels most convenient to them.
     Enhancements to our branch network include 70 strategic branch expansions, relocations and new builds planned over the next five years, including 26 underway in 2007. These investments are aligned with our focus on high-growth markets across Canada. In addition, we continued to upgrade and maintain our existing branches to improve the banking experience for our clients through significantly increased year-over-year investment in 2007.
     CIBC’s public website www.cibc.com topped this year’s ranking among the large Canadian banks in an independent report by Forrester Research, Inc., excelling in many of the key assessment areas, including website navigation and presentation, along with providing strong product content and tools. (Source: ‘2007 Canadian Bank Public Web Site Rankings’, Forrester, April 2007.)
      In 2007, CIBC completed a multi-year $90 million upgrade to our 3,730 ABM network across Canada to offer better access for persons with disabilities, enhanced security and new transaction features.
     Finally, we continue to focus on providing a more consistent telephone banking experience for CIBC clients. Our Interactive Voice Response (IVR) system has been rated #1 in client satisfaction in North America for the past two years by Service Quality Measurement Group Inc. (SQM).
     With approximately 240,000 newcomers entering Canada annually, CIBC is proactively addressing the financial needs of these clients. This year, we made it easier for newcomers to Canada to access financial services at CIBC by enhancing our website with information and advice. We also continued to enhance credit policies to address the specific needs of newcomers to Canada.
     In 2007, CIBC introduced new electronic signature capabilities that make it easier and faster for clients to complete transactions. We also implemented the first stage in the development of a consolidated client information system.
     In 2008, our focus will be on continuing to improve the client experience by enhancing our advisory and service capabilities; increasing accessibility for our clients by making continued investment in our branches, ABMs, telephone banking and online banking capabilities; and improving operational processes and technological capabilities.
Client-focused financial products and solutions
We continue to introduce competitive products and enhance existing ones to attract more of our clients’ business to CIBC, whether they are looking for a mortgage, managing their credit, running a business or investing for their future.
Enhancements for our clients in 2007 included:
•	Introducing 117 mortgage specialists into the CIBC branch network to offer specialized mortgage expertise to clients.

•	Introducing free added-value features on all CIBC credit cards through CIBC CreditSmart, which helps clients track and manage their spending, monitor changes to their credit reports, be aware of potential fraudulent uses of their credit cards and deal with identity theft.

•	Introducing the CIBC Aeroplan Mileage Multiplier to enable clients to earn Aeroplan miles faster with 1.5 miles for every dollar spent on gas, groceries and drug store purchases.

10	CIBC Annual Accountability Report 2007

CIBC Retail Markets
•	Enhancing our credit card products to provide additional value to clients. For example, our no annual fee CIBC Platinum Visa ® Card launched in fall 2006 has attracted new clients to our franchise in a highly competitive market.
•	Helping clients build their savings by introducing product enhancements to our savings account products, as well as promotions that enabled clients to earn Aeroplan miles for switching to select CIBC banking products.
•	Streamlining and enhancing our range of investment solutions by combining two of our mutual fund families under the Renaissance Investments brand to simplify investment decision-making for clients.
•	Launching premium classes on two additional mutual funds to offer clients increased earnings potential. Together with premium classes previously introduced, assets under management in the premium class have grown to over $2 billion.
•	Launching a flexible and competitive flat-fee offer to provide added value and convenience for online brokerage clients. The new CIBC Edge Advantage enables clients who trade frequently to benefit from lower pricing without restrictions on when or how they trade, or without a minimum asset threshold.
In 2008, we will sustain our focus on meeting more of our clients’ needs in support of our goal to be the primary financial institution for our clients and deliver strong, consistent growth for our shareholders.
FirstCaribbean International Bank
In 1920, CIBC established its first branches in the Caribbean marking the beginning of a strong relationship between the bank and the Caribbean region that continues to this day. For eight decades CIBC’s presence across the Caribbean continued to grow, culminating in the combination of CIBC’s Caribbean operations with those of Barclays Bank PLC in 2002, and the establishment of FirstCaribbean International Bank (FirstCaribbean). CIBC’s commitment to the Caribbean was strengthened in 2007 by becoming the controlling shareholder of FirstCaribbean.
     FirstCaribbean is one of the region’s leading commercial financial institutions with an extensive presence of more than 100 branches and offices in 17 Caribbean countries, offering retail banking, corporate banking, international wealth management, capital markets, credit cards and treasury sales and trading services to more that 800,000 active client accounts.
     Traded on the Barbados, Jamaica, Trinidad and Tobago and the Eastern Caribbean stock exchanges, FirstCaribbean is the largest regionally-listed bank in the English-speaking Caribbean, with assets of US$12 billion and market capitalization of US$3 billion.
     In 2007, CIBC completed the acquisition of a controlling interest in FirstCaribbean International Bank bringing our current ownership to 91.4%. The FirstCaribbean acquisition is consistent with CIBC’s priority to enhance our core business strength. FirstCaribbean’s businesses are well established and align with CIBC’s core businesses.

CIBC Annual Accountability Report 2007	11

     CIBC World Markets
Strategy
CIBC World Markets’ objective is to maintain and build its strength as a leading broad-based investment bank in Canada, with targeted capabilities in the U.S., Europe and Asia.
Our strategy is to provide client solutions that facilitate credit and capital markets access as well as to provide advisory capabilities. We will accomplish this by emphasizing profitability and risk management in all of our activities.
We are committed to building value for our clients through leading industry expertise, product innovation and a consistent client focus.
Priorities

-	Strong franchise value in our core Canadian businesses

-	Regional capabilities that connect specific client opportunities in the U.S., Europe and Asia to our core platform

-	Targeted capabilities in select businesses that are a good strategic fit and offer an appropriate balance of risk and return
CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets, investment banking, and merchant banking products and services to clients in key financial markets in North America and around the world. We provide innovative capital solutions and advisory expertise across a wide range of industries as well as top-ranked research for our corporate, government and institutional clients.

12	CIBC Annual Accountability Report 2007

CIBC World Markets
We are focused on providing client solutions that facilitate credit and capital markets access as well as providing advisory capabilities. We are committed to building value for our clients through leading industry expertise, product innovation and a consistent client focus.
Market leadership in Canada
CIBC World Markets is a leading provider of advisory expertise and financing for companies in Canada and in select markets around the globe. Our Canadian M&A business is consistently recognized for its strength and market leadership. We participated in some of the most notable deals of 2007 and are currently advising BCE Inc. on what would be the largest leveraged buyout in global history.
     In 2007, CIBC World Markets demonstrated its strength in leading innovative full capital solutions as lead advisor, credit provider and underwriter to Fortis Inc. on its purchase of Terasen Inc.’s gas distribution business. The transaction, valued at $3.7 billion, is the largest domestic utility distribution acquisition on record and included the third largest fully-paid bought deal in Canadian history.
     This year, CIBC World Markets also participated in one of the largest debt transactions in Canadian history as lead manager for a $9.0 billion bond issued by the Canada Mortgage Bond Program for Canada Housing Trust No. 1.
     CIBC World Markets is a leading bank in Canadian equities and is recognized as the cross-border execution specialist for clients outside of Canada. Our range of product offerings and ability to leverage the distribution capabilities of CIBC’s broad network is a competitive advantage that enables us to deliver exceptional value for our clients. Our partnership with other Canadian financial institutions in a new proposed Alternative Trading System announced earlier this year will further support our strong domestic equities platform.
     For our commercial banking clients, we offer connectivity with CIBC’s wholesale franchise to support growing Canadian businesses. We continue to make changes in our business to provide a truly integrated set of products and services including our financial advisory, credit, cash management, trade finance and deposit capabilities.
At the forefront of new markets
CIBC World Markets is committed to providing focus and support to all of its clients across Canada. To help our clients take better advantage of opportunities in the marketplace, CIBC World Markets opened an investment banking office in Winnipeg becoming Canada’s only major bank to have a dedicated investment banking office serving Manitoba and Saskatchewan.
     We are committed to delivering industry leading products and services to meet the evolving needs of our clients and changing market conditions. We continue to invest and enhance our competitiveness in non-traditional service areas including our electronic trading capabilities and prime brokerage activities.
     This year, we enhanced our leadership in retail structured products by offering Principal-at-Risk Notes (PAR) in addition to our successful Principal Protected Notes (PPN) business in Canada. We also expanded our cross-asset distribution expertise of structured equity-linked notes into new markets.
Targeted strength in global markets
CIBC World Markets continues to maximize value for its shareholders through operational effectiveness and strategic enhancements to our platform. This
Operational Highlights:

Net income (loss) after tax ($ millions)	Return on equity (ROE)(1) (%)	Total economic capital ($ billions)	Efficiency ratio (TEB)(1) (%)

(1)	For additional information, see the “Non-GAAP measures” section of the MD&A.

CIBC Annual Accountability Report 2007	13

CIBC World Markets
includes the agreement CIBC announced subsequent to year-end to sell our U.S. investment banking, equity and leveraged finance businesses, as well as related capital markets businesses in Israel, Europe and Asia, to Oppenheimer Holdings Inc.
     We will retain our other U.S. wholesale businesses, including our real estate finance, equity and commodity structured products, merchant banking and oil and gas advisory businesses.
     In 2007, our U.S. real estate finance business continued to perform well, as the group co-led on four commercial mortgage-backed securities (CMBS) offerings this year totalling US$5 billion, including our largest CMBS offering to date.
     Looking forward, CIBC World Markets is well positioned in the U.S. to focus on our key competencies including real estate finance, merchant banking and equity and commodity structured products. It is also positioned to enable a network, services and lending capability aligned to meet the international needs of our Canadian clients.
     CIBC World Markets is committed to supporting its clients through strong connectivity among its businesses, both domestically and in select markets around the world. This integrated approach has been key to our leadership on many of the world’s largest mining transactions in recent years, including our role in 2007 as a principal advisor to Rio Tinto PLC on its announced US$38.1 billion acquisition of Alcan Inc.
     In Europe and the Asia-Pacific region, we are focused on developing regional capabilities that connect specific client opportunities in these markets to our core platform. Our partnership with The Balloch Group and the anticipated opening of our investment banking office in Beijing will continue to support growth in this region.
Adapting to changing market conditions
In the second half of 2007, the rapid deterioration of the U.S. subprime residential mortgage market and the dislocation in the Canadian asset-backed commercial paper market significantly altered the landscape within which CIBC World Markets and other wholesale banks operate.
     These difficult market conditions contributed to challenges specifically related to one area of our structured credit business, where we recorded mark-to-market write-downs on particular positions of our portfolio with exposure to the U.S. residential mortgage market.
     We are retaining our capability to manage existing exposures and to service client needs in our structured credit business, while refining our focus to ensure our activities are in line with our strategic imperative of consistent and sustainable performance.
A leading voice on what matters
CIBC World Markets’ economics team works to identify trends, risks and opportunities that affect the Canadian and global economies — and ultimately, our clients’ businesses. We are recognized as a key definer of critical economic trends including oil prices, stock values, currency spreads and interest rates, and have a long and well-earned reputation for being ahead of the curve.
     In 2007, CIBC World Markets’ ahead-of-the-curve calls on the Canadian dollar, price of oil and role of Canada’s oil sands in meeting future global demand helped our clients to navigate through a complex and changing marketplace.
     This year, CIBC World Markets’ Chief Economist and Strategist Jeff Rubin identified the emerging “Carbon Wars” — the response by North American governments to reduce carbon emissions and address public concerns about global warming. His analysis forecasts a government response that will have a significant impact on industries in Canada and it points to the need for companies to establish strategies to get ahead of the issues.
     Overall, the group’s research and analysis on this key economic issue, among others, has attracted the attention of industry, investors and governments across the globe.

14	CIBC Annual Accountability Report 2007

Public Accountability
Statement
This statement has been published by CIBC and the following affiliates of CIBC: CIBC World Markets Inc.; CIBC Inc.; CIBC World Markets Corp.; CIBC Mortgages Inc.; CIBC Life Insurance Company Limited; CIBC Trust Corporation; CIBC Securities Inc.; CIBC Investor Services Inc.; CIBC Global Asset Management Inc.; CIBC Global Asset Management (USA) Ltd.; CIBC Private Investment Counsel Inc.; CIBC Asset Management Inc.; CIBC BA Limited.

CIBC Annual Accountability Report 2007	15

Our Clients
CIBC is committed to providing accessible, affordable banking, while protecting our clients and shareholders through strong governance practices. Being the leader in client relationships includes providing advisory solutions, products and services that address the needs of our diverse clients.

16	CIBC Annual Accountability Report 2007

Public Accountability Statement
Providing accessible banking services
CIBC offers a wide range of products and services tailored to meet our clients’ needs.
          Our clients tell us they want to be able to meet their financial needs through many different channels. To accommodate their preferences, CIBC has one of the largest multi-channel networks of the Canadian banks. We provide 24/7 access to our financial services through ABMs, online banking, online brokerage and telephone banking.
          CIBC has the second largest number of ABMs among the Canadian banks with more than 3,700. In 2007, CIBC completed a $90 million upgrade to our ABM network to offer better access for persons with disabilities, enhanced security and new transaction features.
          Through our 1,048 branches across the country, CIBC offers convenient access with extended banking hours and a strong presence in rural communities. In 2007, CIBC announced plans to open 16 new full-service branches across Canada in 2008 — 2009 to provide clients with greater flexibility, access and choice. These branches are part of CIBC’s strategic plan to build, relocate and expand over 70 branches across the country by 2011. CIBC also announced that it would introduce Sunday branch hours in select urban branches beginning in the fall of 2007. We also serve clients through 80 CIBC Wood Gundy locations and more than 200 President’s Choice Financial pavilions.
          CIBC Telephone Banking provides 24/7 service in English, French, Cantonese and Mandarin, as well as an award-winning Interactive Voice Response (IVR) system that offers self-service convenience in these four languages. Existing clients can access information on most types of accounts by phone, including chequing, savings, mortgages, lines of credit and loans and investments.
Serving clients with special needs
Since the commencement of the branch accessibility survey program in mid-2005, we have surveyed most of our branches, including 371 in 2007, to better understand our clients’ accessibility experience. We are using this information to improve accessibility, including parking, building and vestibule access, main branch circulation and counter access.
          CIBC’s Access for All ABM program, now available in almost all CIBC branches, is making banking easier for visually impaired clients, the elderly and persons with restricted mobility.
          We also offer statements to clients in Braille and large print formats at their request, and advanced speech recognition and teletype (TTY) technology through Telephone Banking. CIBC’s websites are designed to make access as easy as possible for hearing- and visually-impaired clients.
          Through the mobile HLC Home Loans Canada mortgage sales force and our CIBC mortgage specialists, we can provide advice to clients on mortgages at their

CIBC Annual Accountability Report 2007	17

home or office if they have mobility restrictions or if they prefer the added convenience.
Aboriginal banking solutions
CIBC is committed to providing comprehensive financial services to meet the personal and business financial needs of the Aboriginal community.
          CIBC serves the Aboriginal community through our national network including seven on-reserve branches and an on-reserve agency. In addition, dedicated advisors offer clients informed advice and integrated financial solutions to meet their specialized requirements.
          In 2007, CIBC contributed more than $900,000 to organizations and programs that support Aboriginal communities.
          We continue to support the development of financial literacy, offering a Personal Financial Planning program* in several Aboriginal communities.
Providing affordable banking solutions
CIBC provides a range of products and services to help make banking more affordable for our clients. Whether they are opening an account, getting a mortgage or choosing a credit card, CIBC offers clients low-cost solutions to meet their needs — from the low fee CIBC Everyday chequing account, to competitive mortgage rates, to no annual fee credit cards.
          Our clients also have access to a low-cost banking alternative through President’s Choice Financial, with in-store pavilions, ABMs, online banking and telephone banking. This year, President’s Choice Financial representatives delivered more than 90 free mortgage seminars to homebuyers across the country.
          CIBC introduced two new mortgage offers to make home buying more affordable for clients. Homebuyers with a 20% down payment can now save money on mortgage insurance premiums, which can be applied against their mortgage principal or fund other home buying expenses. CIBC also launched extended amortizations to make home ownership more affordable today while giving homebuyers the flexibility of shortening their amortization period through increased payments in the future.
Children, youth and students
To help young people get an early start on saving, CIBC offers free banking to clients under 19 years of age through the CIBC SmartStart program. Students can access funds for education expenses with the CIBC Education Line of Credit and discounted fees with CIBC Advantage for students. Those working towards certain professional designations can access competitive lending rates and flexible options through the Professional Edge Student Line of Credit.
Access for All ABMs in
Branches — 3 year trend

CIBC’s Access for All ABMs are installed at wheelchair accessible height and include headphone jacks for audio access; grab bars for persons with mobility impairments; and improved lighting to assist seniors and partially-sighted clients.

*	Known as Personal Planning program in Quebec

18	CIBC Annual Accountability Report 2007

Public Accountability Statement
Seniors — The CIBC 60 Plus Advantage
For clients who are 60 years of age or older, the CIBC 60 Plus Advantage program offers special benefits, such as free transactions and no monthly fee on the CIBC Everyday Chequing Account.
Committed to small businesses
Small businesses are a vital part of Canada’s economy. CIBC is committed to helping small business owners succeed by providing tailored banking solutions to help them achieve their business and personal goals.
          We know that convenience is an important consideration for our small business clients. Small business owners can open business accounts in any CIBC branch, pay bills, transfer funds and apply for credit through remote channels, or assign routine financial transactions to delegates through our CIBC Small Business Customized Access feature. We also offer a choice of no annual fee and annual fee-based small business Visa cards.
          In 2007, we introduced a consolidated online account view for small business owners, including their personal accounts, and we enhanced our capabilities to enable cheque reordering and address changes through remote channels. A new cash back offer enables small business and agricultural clients to invest in their business while receiving a competitive interest rate.
          CIBC continues to support the small business and agriculture industries through investment in the Advancing Canadian Entrepreneurship (ACE) Student Entrepreneur of the Year Award, Canada’s Outstanding Young Farmers Program, the Canadian Junior Achievement Conference and Women in a Home Office (WHO).
Respecting our clients
We are committed to treating our clients with respect, providing products and services in a professional manner and safeguarding our clients’ personal information and privacy.
          Our Service Commitment to You, available in branches and online, outlines our commitment to high-quality client service, fee transparency, privacy protection and confidentiality. The CIBC Code of Conduct for employees and comprehensive ongoing training programs include a strong focus on maintaining our clients’ privacy and confidentiality as well as on detecting fraud and money laundering.
          With the rising frequency and complexity of fraudulent activity faced by Canadian businesses, CIBC Commercial Banking has been working with its clients to help safeguard their businesses against fraud. Sessions were held with business leaders across the country to help them understand and avoid issues such as cheque fraud, internal fraud, transaction fraud and loss or theft of important data.
          In 2007, CIBC introduced enhanced security features like a new online security guarantee, anti-skimming devices on all ABMs and innovative CIBC CreditSmart features on CIBC credit cards that include spend and fraud alerts.
          Resolving client complaints at the first point of contact continues to be a priority at CIBC. If a satisfactory resolution is not reached, the client is first referred to a trained Customer Care specialist, and then to the CIBC Ombudsman’s office.
          CIBC will continue to invest in enhanced programs, procedures and training to ensure we continue to fulfill our commitment to clients.
          For information on branch openings and closings, ABM installations and removals and listed affiliates’ debt financing to firms in Canada, please refer to pages 151 to 153.

CIBC Annual Accountability Report 2007	19

Our Employees
CIBC’s vision, mission and values are at the centre of our commitment to create a positive employee experience and a diverse, supportive, results-oriented work environment.
We believe that by creating opportunities to enhance knowledge and skills, providing a safe and healthy workplace, and encouraging a positive work/life balance, our employees will be able to perform at their best, contribute to their communities, and fulfill CIBC’s vision to be the leader in client relationships.
“CIBC has made significant progress in increasing Aboriginal participation in its workforce. Of particular note is CIBC’s ongoing commitment to advancing Aboriginal youth through the promotion of education and scholarships. Through efforts like these, I am confident that we can look forward to the day when Aboriginal people are actively engaged in all areas of financial management.”
Brenda Nadjiwan, Regional Coordinator,
Aboriginal Workforce Participation Initiative, Indian and Northern Affairs, Canada

20	CIBC Annual Accountability Report 2007

Public Accountability Statement
Creating a positive employee experience
Our employees are the most important element of CIBC’s strategy to deliver consistent, sustainable performance over the long term. Our priority is to create a positive employee experience and a supportive work environment where our employees can excel and fulfill CIBC’s vision of being the leader in client relationships.
          In 2007, we began seeking feedback from our employees annually instead of every two years through our Employee Survey. Feedback about what employees are experiencing and how they view the organization is important because it provides information to help make CIBC the best place to work, learn, contribute and succeed. Participation in the 2007 survey was 86%. The Employee Commitment Index, which measures the strength of the overall relationship between employees and the organization, was at its highest level since the index was introduced in 1998. Results further indicated that for a strong majority of employees and leaders, support for CIBC’s values of trust, teamwork, and accountability was high within their teams.
          CIBC’s Code of Conduct is one of the ways we promote CIBC’s values. It guarantees every employee the right to be respected, to receive fair and equitable treatment, to be free from harassment or discrimination, and to be protected from retaliation if they report a contravention of the Code. All employees are required to complete annual certification and testing on the Code.
          We are continuing our focus on training and development as a critical element of our employees’ success and CIBC’s success. To help our employees grow, develop and achieve their full potential, we enhanced our Corporate Training and Development group, which is responsible for providing corporate-wide training and development programs in the areas of People Management, Regulatory and Mandatory Training, new employee orientation and core capabilities such as project management and presentation skills.
          In 2007, we invested approximately $54 million globally on training, including governance and regulatory compliance, client service, product knowledge and a broad range of business and technical skills. Training is accessible for all employees through a web-based learning management system.
          We consolidated numerous regulatory training courses into one annual mandatory training program for employees. The annual program incorporates training with respect to CIBC’s vision, mission and values. Additional vision, mission and values training is provided to managers to ensure a healthy, safe and secure workplace.
          CIBC recognizes the importance of retaining and developing our future leaders. In 2007, we created a Talent Management group to identify critical talent and design and deliver talent management programs that will position CIBC to better know our employees and develop them appropriately.
Senior management
representation
rates and goals
(as at Dec. 31, 2006)

%	Rate	Goal

Women	29.0	25.1

Visible minorities	10.9	8.2

Persons with disabilities	5.4	1.9

Aboriginal peoples	0.5	2.6

Workforce
representation
rates and goals
(as at Dec. 31, 2006)

%	Rate	Goal

Women	68.2	62.4

Visible minorities	21.8	20.9

Persons with disabilities	3.9	3.9

Aboriginal peoples	1.6	1.6

CIBC achieved workforce representation goals for women, members of visible minorities, Aboriginal peoples and persons with disabilities.

CIBC Annual Accountability Report 2007	21

          CIBC is committed to building a workforce that reflects the clients and communities we serve. Our eight Affinity Groups, representing more than 2,200 employees, have helped create a workplace that provides equity and opportunity for everyone. By the end of 2006, CIBC had met or exceeded workforce representation goals for the four designated employment equity groups: women, members of visible minorities, Aboriginal peoples and persons with disabilities. Representation goals are based on national labour market availability rates provided by Statistics Canada for each designated group. We are focused on maintaining and growing our representation levels for all groups.
          In 2007, CIBC convened its second National Employment Equity and Diversity Congress. The Congress reviewed the accomplishments of the first year of the current three-year plan and identified key strategies for year two. June 2007 marked CIBC’s 15th annual Diversity Month. During the month, CIBC employees organized more than 150 events, including panel discussions, employee workshops, open houses and cultural festivals.
          On CIBC’s Board of Directors, women hold five of the 17 positions. As part of our ongoing Board renewal program, we regularly assess the skills and characteristics of CIBC Board members against current and anticipated needs, enabling the Board to maintain the appropriate skill set to oversee CIBC’s businesses and performance.
          CIBC is the first Canadian bank to integrate the Skills International online résumé database of internationally trained professionals into its recruitment management system. This enables access to a pool of internationally educated newcomers to Canada. CIBC’s online career site provides resources to assist newcomers in their job search, including how to obtain foreign credential assessment, tips on effectively communicating education, skills, and work experience, and listings of government and community resources.
          In 2007, CIBC was recognized with a Top Employers for Workplace Diversity award by Canadian Immigrant magazine.
A focus on performance
Managing performance is key to building long-term, sustainable growth for our employees, clients and shareholders.
          CIBC’s Performance Management and Measurement (PMM) process ensures employees are clear about expectations and how their individual goals support the goals of their business and CIBC overall. In addition to goals specific to their roles and line of business, all executives and employees have common goals related to CIBC’s vision, mission and values.
          The overall process, which includes goal setting, a mid-year check and a final year-end performance review, provides the opportunity for managers and employees to:
•	Share ownership for success which includes measures to address developmental needs
•	Have an ongoing dialogue about progress against goals and how to build on success or address any shortfalls
•	Engage in a final year-end review and arrive at a final performance rating
Pay-for-performance is the foundation of CIBC’s compensation philosophy. Most employees participate in variable compensation programs with individual awards based on i) the employee’s results against their scorecard goals; ii) line of business results; and iii) CIBC’s overall performance. Managers assess and evaluate employee performance against both their goals and their contribution relative to their peer group.
          In 2007, the CIBC group of companies paid almost $2.4 billion in base salaries and benefits to our Canadian workforce. Approximately 69% of CIBC employees participate in the employee share purchase plan which allows employees to participate

22	CIBC Annual Accountability Report 2007

Public Accountability Statement
as a shareholder of CIBC through investment in common shares.
          CIBC recognizes and rewards employees who consistently make an outstanding contribution through our Achievers program. Achievers exemplify CIBC’s values of trust, teamwork and accountability. Formal recognition takes place through Quarterly and Annual Awards where top performers are formally recognized for their accomplishments.
Health and well-being
Creating a safe and healthy work environment where all employees can balance their work and life and contribute to their communities is very important. CIBC is committed to providing a comprehensive range of benefits and programs that support the overall health, wellness and long-term financial security of employees.
          To assist in managing rising health care costs, CIBC advocates a smart consumer approach to employee health care. Employees are encouraged to take advantage of CIBC-negotiated discounts, use generic drugs and use pharmacies with lower dispensing fees to proactively manage costs for themselves and for CIBC.
          CIBC also uses an innovative, preventative health care program called Wellness Checkpoint, a confidential, online assessment tool that identifies health risks and provides information about achieving a healthier lifestyle and general health resources. Launched in 2001, more than 11,000 employees have completed the Wellness Checkpoint.
          Our Employee Assistance Program offers advice and assistance in resolving personal and workplace issues, and provides information about community services to help employees balance work and family responsibilities.
          In 2007, CIBC introduced Personal Days to provide employees and managers an additional three days to better balance work and personal obligations. Personal Days cover such things as accommodation for religious holidays, caring for ill family members and other personal/family emergencies and responsibilities.
          CIBC continues to lead the industry with Employment Insurance top-up benefits during maternity, parental, adoption and compassionate care leave. In 2007, CIBC announced the introduction of top-up benefits for birth fathers, which will take effect in May 2008.
          In 2007, CIBC launched its updated and streamlined online health and safety training and required all managers and supervisors to complete the training.
          In 2007, CIBC reported a Disabling Injury Incidence Rate of 0.15, which indicates the number of disabling and fatal injuries on the job, per 100 employees, in Canada. CIBC’s global turnover rate for permanent employees, excluding retirees, was 15.8%.
          For detailed employment figures, see page 154.
Number of employees completing
assessment questionnaire
on Wellness Checkpoint
Short- and long-term
disability new cases/
1,000 employees

	STD	LTD

New cases/1,000 employees	97.1	13.5

CIBC’s industry-leading disability management process encourages communication between managers and employees on disability leave and facilitates their return to work.

CIBC Annual Accountability Report 2007	23

Our Communities
As a leader in community investment, CIBC is committed to supporting causes that matter to our clients, our employees and our communities. We aim to make a difference through corporate donations, sponsorships and the volunteer spirit of employees. With a strategic focus on youth, education and health and employee support for causes including the Canadian Breast Cancer Foundation CIBC Run for the Cure, the CIBC World Markets Children’s Foundation and the United Way, CIBC is investing in the social and economic development of communities across the country.
“It was daunting when I thought about the debt load for the years of school I would need. Even with working, saving, student loans and bursary applications, there was still a gap. The CIBC Youthvision Scholarship was a positive turning point in my life. I’ll always be grateful to CIBC for the opportunity that was given to not only me, but to others like me.”
Kristopher Keen, CIBC Youthvision scholarship recipient 2000, BA Honours, 2006, Brandon University

24	CIBC Annual Accountability Report 2007

Public Accountability Statement
Making a difference
In 2007, the CIBC group of companies contributed more than $36 million globally to charitable and non-profit initiatives. Of this, more than $27 million was invested in Canada, including more than $20 million in charitable donations, supporting a wide variety of national, regional and local organizations. To see examples of CIBC’s contributions to community organizations by province, see page 155. For information on taxes paid in Canada, see page 154.
Youth
Helping young people achieve their full potential is a priority for our community investment program.
CIBC World Markets Children’s Foundation
On the first Wednesday of December every year, CIBC World Markets sales and trading professionals and CIBC Wood Gundy Investment Advisors in Canada and around the world help create miracles for children. On this day, fees and commissions are donated to children’s charities dedicated to improving the health, well-being and education of children. On December 6th, 2006, CIBC World Markets Miracle Day raised $12.7 million globally. In Canada, Miracle Day generated $3.7 million to support more than 400 children’s charities in communities across the country. Since 1984, Miracle Day has raised more than $180 million to benefit children in our communities around the world.
     In addition to Miracle Day, the CIBC group of companies contributed more than $4 million in 2007 to hundreds of initiatives that support mentoring, skills development, financial literacy training, nutrition and health, anti-bullying, youth shelters and programs for young people with disabilities.
Education
CIBC is committed to investing in the education of Canada’s young people.
CIBC Youthvision Scholarship Program
Through a unique partnership with Big Brothers Big Sisters of Canada and YMCA Canada, CIBC provides funding for scholarships and internships to help young Canadians prepare for their future. Thirty scholarships, valued at up to $34,000 each, are awarded annually to Grade 10 students enrolled in mentoring programs with these two community partners. In addition to tuition support, recipients may participate in summer internships at YMCA agencies across the country after completing Grade 11. This program represents a multi-year commitment of more than $10 million. To date, 270 CIBC Youthvision Scholarships have been awarded across Canada.
     On October 1, 2007, Canada Company announced a new educational scholarship fund to support the post-secondary education of children of fallen soldiers. CIBC is providing leadership funding of $1 million over 10 years to this fund.
Contributions
in Canada
($ millions)
As a designated Imagine Caring Company, CIBC consistently exceeds the target of 1% of pre-tax profits — the benchmark for corporate giving established by Imagine Canada.
Charitable donations
by category in Canada
With a strategic focus on youth, education and health, CIBC is making a difference in communities where our clients and employees live and work.

CIBC Annual Accountability Report 2007	25

     In addition, CIBC contributes $100,000 each year to the National Aboriginal Achievement Foundation for bursaries and scholarships in post-secondary education. The purpose is to meet the financial needs of First Nations, Inuit and Métis students in their pursuit of excellence in all academic disciplines.
     CIBC’s multi-year commitments to universities and colleges across Canada total almost $18 million. Of this, more than $6 million is directed to bursaries and scholarships to enable students to pursue post-secondary studies.
Health
CIBC contributes to organizations that promote the health and well-being of Canadians.
Canadian Breast Cancer Foundation
CIBC Run for the Cure
On September 30, 2007, $26.5 million was raised by more than 170,000 participants in 53 communities in the 16th annual Canadian Breast Cancer Foundation CIBC Run for the Cure. This is the largest, one-day fundraising event for breast cancer in Canada. We are proud of the contribution our employees have made to the Canadian Breast Cancer Foundation (CBCF) over the past 16 years. CBCF is the leading volunteer-led organization in Canada dedicated to creating a future without breast cancer. It was the commitment of CIBC employees to this cause that convinced CIBC to become title sponsor of this event in 1997, a role we have maintained for 11 years.
     Close to 10,000 people participated on Team CIBC in 2007, raising $2.7 million. In addition to this
CIBC Run for the Cure
funds raised
($ millions)
Over the past 16 years, the Run has raised more than $170 million with the aim of creating a future without breast cancer.
Employee as Ambassador
Program participation
(# of participants)
Year-over-year, CIBC employees and retirees demonstrate their volunteer spirit in the communities where they live and work.

26	CIBC Annual Accountability Report 2007

Public Accountability Statement
fundraising achievement, more than 6,000 CIBC employees volunteered in various roles to support the Run at 53 run sites across Canada.
     Further contributions to the health of Canadians include multi-year commitments of more than $19 million to hospitals and health research facilities across Canada. Many of our contributions in health care fund the research and treatment of breast cancer.
Employee as Ambassador Program
CIBC encourages volunteerism among its employees and retirees and supports their commitment to local activities through the Employee as Ambassador Program. Through this initiative, CIBC will donate up to $1,000 to charitable and not-for-profit community organizations where employees volunteer their time and expertise. In 2007, 945 employees and retirees participated in this program, resulting in contributions of more than $650,000. The value of grants made through this program in 2007 increased 13% from 2006.
United Way
As a leader in community investment, CIBC has a long tradition of supporting United Way. Each fall during our “Real Heroes” campaign, our employees and retirees demonstrate their support for local United Way agencies through their fundraising efforts and personal donations. The 2006 CIBC United Way campaign raised $7.8 million, with more than $4.9 million resulting from the generosity and efforts of CIBC employees and retirees. These funds were distributed to 124 United Way agencies across Canada.

CIBC Annual Accountability Report 2007	27

Our Environment
CIBC is committed to being an environmentally responsible organization. We demonstrate this through continued enhancements to our environmental risk management policies and procedures, initiatives to minimize CIBC’s impact on the environment, promotion of environmental stewardship practices and support of strategically-aligned environmental organizations.
“CIBC took early action amongst its peers in the Canadian banking sector in examining the business risks arising from climate change. Through ongoing dialogue throughout the year, CIBC continues to be responsive to emerging environmental issues we have raised. They seek input from stakeholders on measures to reduce the bank’s own footprint on the related issues of biodiversity protection and forest conservation.”
Robert Walker, Vice President Sustainability, The Ethical Funds Company

28	CIBC Annual Accountability Report 2007

Public Accountability Statement
Our commitment to environmental responsibility
CIBC has a longstanding commitment to being an environmentally responsible organization. Our Corporate Environmental Policy, originally approved by our Board of Directors in 1993 and last updated in 2007, tasks CIBC with responsible conduct in all activities to protect and conserve the environment, safeguard the interests of all stakeholders from unacceptable levels of environmental risk and to support the principles of sustainable development.
     Through ongoing research and benchmarking on relevant environmental issues, CIBC has continued to respond to challenges arising from its business activities. For example, in 2006 we completed a major portfolio risk review related to potential regulatory requirements for mandatory greenhouse gas emission reductions in certain industries. In 2007, we used this study as the foundation for our ongoing research on climate change-related issues and initiatives both in terms of business opportunities and risks pertaining to our major businesses and operations.
Credit and investment risk management
Environmental risk assessment has been incorporated in our commercial and small business credit adjudication processes since the early 1990s. The latest version of our environmental credit standards and procedures was rolled out in 2007 and adds guidance for environmental due diligence on issues such as climate change and biodiversity. As well, it updates requirements for environmental risk assessments associated with client operations. Processes are also in place to ensure that environmental risk factors are appropriately considered in due diligence related to our merchant banking and investment banking activities. Our standards also include requirements for environmental and social risk assessments for project finance transactions in accordance with our commitment to the Equator Principles, to which CIBC has been a signatory since 2003. One new project finance transaction, to which the Equator Principles would apply, was undertaken in 2006.
Stakeholder engagement and disclosure
At CIBC, we recognize that stakeholder engagement is essential to facilitating a broader understanding of environmental issues. Building strategic partnerships, holding forums for multi-stakeholder dialogue and ongoing consultation are avenues we use to engage with our stakeholders. As an example, in 2007, we co-hosted a workshop on Social and Environmental Issues in Oil and Gas Development and Finance. We also continue to engage non-governmental organizations (NGOs) and investors on strategic key issues, including climate change and biodiversity.
     CIBC participates in a variety of national and international environmental associations. In 2007, we continued to chair the North American Task Force
Paper recycling(1)
(tonnes)
In 2007, 9,705 tonnes of paper products were recycled across CIBC’s branch network and office buildings in North America, saving the equivalent of approximately 180,000 trees.
Environmental risk assessment
(# of transaction reviews)
Since 2005, the number of transactions referred to CIBC Environmental Risk Management for specialized environmental credit reviews has increased by 35%.
Apart from environmental risk assessment data, all metrics contained in this report have been provided by third-party service providers/suppliers, and are based upon best available data.

(1)	Numbers have been restated to reflect adjustment in supplier’s methodology.

CIBC Annual Accountability Report 2007	29

of the United Nations Environment Programme’s Finance Initiative (UNEP FI). We are also an active participating member of the Canadian Bankers Association Environmental Issues Specialist Group and the Environmental Bankers Association.
     Our ‘CIBC & the Environment’ internal and external websites are the primary vehicles used to communicate our programs with all stakeholders, along with our environmental e-mail account that encourages dialogue with stakeholders and special interest groups.
     CIBC is both a signatory to and participant in the Carbon Disclosure Project’s fifth information request (CDP5). The CDP5, which represents a group of 315 institutional investors with $41 trillion in assets under management, assesses how the largest companies in the world manage climate change issues. In 2007, CIBC was recognized as “best in class” as one of 68 FT500 companies and one of only 15 financial institutions included in the Carbon Disclosure Project’s global Climate Disclosure Leadership Index. In addition, the Conference Board of Canada selected CIBC as one of 16 Canadian corporations recognized as CDP 2007 — Canada 200 Carbon Disclosure Leaders.
     CIBC World Markets provides extensive analyst coverage of industry segments, which helps build environmental awareness in various markets. In addition, in 2007, articles such as Evaluating Carbon Risk in the Canadian Economy and Weighing Carbon Costs in Canada have provided valuable insight on climate change and its potential market and business impacts in terms of both risks and opportunities.
Minimizing our ‘environmental footprint’
CIBC’s Environmental Management Committee oversees environmental programs and initiatives to reduce the environmental impact of our operations and to verify the effectiveness of our environmental management system.
     Under a program that commenced in 2005, environmental site inspections have been carried out at 1,115 branches across Canada, including 460 in 2007, with the objective of identifying and remediating hazardous materials and environmental risks.
     CIBC participates in waste reduction programs to reduce, reuse and recycle wherever possible. For a fourth consecutive year, waste audits have been conducted across 50 pilot branch locations. Based on 2007 results, our estimated total waste generation across our branch network is 1,105 tonnes, compared to 1,182 tonnes last year. CIBC has a long history

Direct CO2 emissions(1)(2) (thousands of tonnes)	Indirect CO2 emissions(1)(2) (thousands of tonnes)	Energy consumption(2) (thousands of gigajoules)

CIBC’s carbon dioxide (CO2) emissions from the combustion of natural gas and fuel oil were comparable to 2005 levels.	CIBC’s carbon dioxide (CO2) emissions from employee business travel and electricity purchases have decreased by 3% since 2005, primarily due to a reduction in employee business travel.	In 2007, CIBC consumed 808 thousand gigajoules (GJ) of energy, a reduction of approximately 11,000 GJ.

(1)	All values for direct and indirect CO2 emissions are based on the GHG Protocol Initiative. For CO2 emissions from purchased electricity, Environment Canada’s National Inventory Report 1990 — 2005 has also been used to calculate provincial greenhouse gas emissions conversion factors. As a result, 2005 and 2006 data has been restated accordingly.

(2)	Energy consumption data (and its associated CO2 emissions) is from CIBC’s retail branch network and owned office buildings.

30	CIBC Annual Accountability Report 2007

Public Accountability Statement
of actively reusing its office furniture. Since 2005, the first year we began monitoring such items, we have diverted 18,886 pieces of office furniture from landfills (7,028 pieces in 2007).
     In an effort to provide an environmentally friendly workplace for our employees, we are integrating sustainable design criteria into our existing building standards. Our approach is to continue to evaluate and integrate all opportunities for the reduction and rationalization of energy and materials use within the physical building, interior and exterior, and mechanical and electrical systems. Our overall goal is to achieve a building design equivalent to or better than LEED (Leadership in Energy & Environmental Design) Certification.
     In 2007, we implemented a new and sustainable mechanical and electrical design standard for CIBC, with our first pilot location using this standard scheduled to open by 2008. This design approach includes efficient management of energy and water resources, management of material resources and waste, protection of environmental quality, protection of health and indoor environmental quality and reinforcement of natural systems.
     This year, we also started a program to replace old and inefficient heating, ventilation and air-conditioning systems. This program focuses on life-cycle analysis, identifying components past their operational life expectancy and replacing them with more efficient and environmentally friendly products and materials. Examples of the components included in this initiative are roofs, windows, flooring and furniture.
     Our lighting technology undergoes continuous improvements to optimize energy savings, including the installation of daylight sensors for ABM lobby lighting, motion sensors in all back areas and timers for exterior signage. In any new builds or renovations, we specify low-E glass, along with proper blinds to reduce heat gain and solar glare and improve our energy savings. CIBC is also investigating the potential benefits of cool roofing systems.
Procurement
CIBC has integrated environmental considerations into its procurement activities in keeping with its objective of forming business relationships with suppliers who follow acceptable environmental management practices. CIBC’s Environmentally Responsible Procurement Standard, formalized and published in 2007 following consultation with external stakeholders, outlines requirements for the integration of environmental criteria into all applicable procurement activities.
     The Standard’s environmental evaluation form used at the outset of a supplier relationship includes reporting criteria related to suppliers, environmental management systems as well as product-specific questions on energy efficiency, efficient use of natural resources, recycling options, product take-back options, and conditions to promote ecologically sustainable forest practices.
     For more information on CIBC and the environment, visit www.cibc.com.

Paper purchases (tonnes)	Computers for Schools donations (# of computer components)

In 2007, CIBC purchased 1,750 tonnes of office paper, a reduction of 22% since 2005.	CIBC is a founding member and the largest corporate supporter of Industry Canada’s Computers for Schools program. Since it was established in 1993, we have donated more than 38,500 computer components.

CIBC Annual Accountability Report 2007	31

Governance
Our commitment to strong governance principles and an effective implementation framework is a key underpinning to CIBC’s long-term success. Under the strategic oversight of an experienced Board of Directors committed to leadership in corporate governance, this framework continues to evolve. Together with management, the Board actively sets the tone for a corporate culture that fosters accountability, openness and transparency.
Regular and candid interaction between the Board and management strengthens governance and supports the long-term interests of CIBC. Pictured is Jalynn Bennett, Chair of the Corporate Governance Committee, with Gerry McCaughey, President and Chief Executive Officer, and Bill Etherington, Chairman of the Board.

32	CIBC Annual Accountability Report 2007

Governance
Demonstrating sustained leadership in governance practices
The Board of Directors and management of CIBC are committed to excellence in governance and recognize how our leadership in the area of governance contributes to CIBC’s long-term success. Not only do we conduct regular reviews and assessments of governance trends and practices, but we listen to our shareholders and employees. Our objective is to continue strengthening our governance structure and processes. We are proud that external organizations are publicly acknowledging our governance achievements.
     In 2007, the Canadian Coalition for Good Governance (CCGG) recognized CIBC for best practices in shareholder communications and compensation disclosure. In addition, CCGG identified CIBC as one of only four Canadian companies with an “innovative” disclosure practice. We are honoured that CCGG presented us with a 2007 Honourable Mention Governance Gavel Award for Excellence in Director Disclosure.
     In its June 2007 final report, the ICD Blue Ribbon Commission on The Governance of Executive Compensation in Canada listed CIBC as an example of “best practice” in compensation disclosure. CIBC continues to listen to shareholders and employees and participate in industry discussions on executive and director compensation disclosure proposals, as we strive to excel in this area.
     CIBC maintains its inclusion on a number of global indices that assess responsible business policies and practices, including the Dow Jones Sustainability World Index, the FTSE4Good Index and the Jantzi Social Index.
Practicing independent assessment and oversight
The Board recognizes the importance of maintaining its independence. All but one of CIBC’s directors are considered independent under the Board’s Independence Standards which are derived from the Affiliated Persons Regulations under the Bank Act, the corporate governance rules of the New York Stock Exchange (NYSE) and the corporate governance guidelines of the Canadian Securities Administrators. Gerry McCaughey is not independent because he is CIBC’s President and Chief Executive Officer. Our Board of Directors Independence Standards are available at www.cibc.com.
     The Board’s independent decision-making is not driven exclusively by the Board’s annual determination of each director’s independence. The Board uses other tools to achieve independence as well. Every year the Board reviews, and discloses, any Board interlocks as well as a director’s service on other public company audit committees. The Board also regularly reviews whether directors have a material interest in a CIBC transaction, with an affected director excusing himself or herself from the meeting at which the transaction is being considered and not voting on any resolution to approve that transaction. The Board and its committees may obtain the advice of external experts without involving management and conduct regular sessions without any members of management present. These tools assist the Board in making independent and effective decisions.
Guided by an effective governance framework and committee structure
CIBC’s governance framework guides the Board and management in fulfilling their obligations to CIBC and its stakeholders. At the heart of this framework is a robust set of governance and control policies and procedures, overseen by a qualified and experienced Board of Directors with diverse backgrounds and skills; and supported by a constructive relationship between the Board and management.
     The Board has established four committees to assist in carrying out its duties and to enhance governance. Management committees are in place to support the senior executive team on the governance and control activities of CIBC and various aspects of the oversight of CIBC’s operations. (See table on page 34.)
Committed to transparent and timely reporting
The directors and management of CIBC are committed to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC. The CIBC Disclosure Policy sets standards for coordinating disclosure of material information about CIBC to the market. The policy is available at www.cibc.com and provides further details regarding communications with investors, analysts and media, as well as our process for earnings announcements.
Providing governance information to all our stakeholders
CIBC is committed to providing all our stakeholders with comprehensive and easily accessible information about governance. Further details regarding CIBC’s

CIBC Annual Accountability Report 2007	33

Governance
corporate governance are posted on our website at www.cibc.com. Please refer to any of the following documents for more information:
•	CIBC’s Statement of Corporate Governance Practices, which states our vision, describes our comprehensive governance framework, details the Board’s responsibilities and describes Board policy on Board composition, responsibilities and performance evaluation; director nomination, tenure, independence and education; director and executive compensation; management succession and CIBC’s codes of conduct and ethics.
•	A summary of significant differences between CIBC’s governance practices and those required by U.S. domestic issuers listed on the New York Stock Exchange is available at www.cibc.com.
•	CIBC’s Code of Conduct, which promotes ethical decision-making for all employees and supports behaviour that is consistent with CIBC’s core values of trust, teamwork and accountability. All employees are required to complete annual certification and testing on the CIBC Code of Conduct and directors certify annually on the CIBC Code of Ethics.
•	CIBC’s Management Proxy Circular, which provides information on each of our directors, reports on each of our Board Committees and offers a complete discussion on our corporate governance practices.

Board Committee	Key Responsibilities

Audit Committee	• Reviews the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting;

• Monitors the system of internal control and CIBC’s compliance with legal and regulatory requirements;

• Selects the external auditors for shareholder approval;

• Reviews the qualifications, independence and performance of the external auditors and CIBC’s internal auditors;

• Acts as the Audit Committee for certain federally regulated subsidiaries.

Members: J.H. Bennett, G.F. Colter (Chair), I.E.H. Duvar, C.M. Trudell, R.W. Tysoe

Corporate Governance Committee	• Assists the Board of Directors in fulfilling its corporate governance oversight responsibilities. It also acts as the conduct review committee of CIBC under the Bank Act (Canada).

Members: J.H. Bennett (Chair), G.F. Colter, G.D. Giffin, J.S. Lacey, C. Sirois

Management Resources and Compensation Committee	• Assists the Board of Directors in fulfilling its supervisory responsibilities in relation to CIBC’s human resource policies and practices, including the oversight of the CIBC pension plans.
Members: W.L. Duke, M.A. Franssen, L.S. Hasenfratz, J.S. Lacey, C. Sirois (Chair)

Risk Management Committee	• Assists the Board of Directors in fulfilling its responsibilities in relation to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Members: B.S. Belzberg, G.D. Giffin, J.P. Manley, L. Rahl, S.G. Snyder (Chair)

G.T. McCaughey and W.A. Etherington are invited to attend meetings of these committees and attend as many meetings as possible.

Management Committee	Key Responsibilities

Capital and Risk Committee
•  Oversees credit, liquidity, market and operational risks and matters relating to the composition and usage of CIBC’s balance sheet (including capital) and the measurement, monitoring and control of related resources.

Disclosure Committee	• Assists the Chief Executive Officer and Chief Financial Officer in fulfilling their oversight responsibility for the accuracy, completeness and timeliness of CIBC disclosure.

•  The purpose of the committee is to promote consistent disclosure practices aimed at accurate, complete, timely and broadly disseminated disclosure of material information about CIBC to the market in accordance with applicable laws and stock exchange requirements.

Reputation and Legal Risks Committee	• Provides management oversight of all reputation risks and legal risks associated with transactions between CIBC and its clients.

Governance and Control Committee
•  Acts as the most senior point of management review, counsel and input on the design and assessment of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the Chief Executive Officer and direction provided by the Board.

34	CIBC Annual Accountability Report 2007

Board of Directors
Brent S. Belzberg (2005)
President and Chief Executive Officer
Torquest Partners Inc.
(Toronto, Ontario, Canada)
Jalynn H. Bennett C.M. (1994)
President
Jalynn H. Bennett and Associates Ltd.
(Toronto, Ontario, Canada)
Gary F. Colter (2003)
President
CRS Inc.
(Toronto, Ontario, Canada)
William L. Duke (1991)
President, Annandale Farms Inc.
(Kenosee Lake, Saskatchewan, Canada)
Ivan E.H. Duvar (1989)
President and Chief Executive Officer
MIJAC Inc.
(Amherst, Nova Scotia, Canada)
William A. Etherington (1994)
Chairman of the Board
CIBC
(Toronto, Ontario, Canada)
Margot A. Franssen O.C. (1992)
President and Chief Executive Officer
Bibelot Inc.
(Toronto, Ontario, Canada)
Hon. Gordon D. Giffin (2001)
Senior Partner
McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)
Linda S. Hasenfratz (2004)
Chief Executive Officer
Linamar Corporation
(Guelph, Ontario, Canada)
John S. Lacey (2004)
Chairman, Advisory Board
Tricap Restructuring Fund
(Toronto, Ontario, Canada)
Hon. John P. Manley P.C. (2005)
Counsel
McCarthy Tétrault LLP
(Ottawa, Ontario, Canada)
Gerald T. McCaughey (2005)
President and Chief Executive Officer
CIBC
(Toronto, Ontario, Canada)
Leslie Rahl (2007)
President
Capital Market Risk Advisors, Inc.
(New York, New York, U.S.A.)
Charles Sirois C.M., O.Q. (1997)
Chairman and Chief Executive Officer
Telesystem Ltd.
(Montreal, Quebec, Canada)
Stephen G. Snyder (2000)
President and Chief Executive Officer
TransAlta Corporation
(Calgary, Alberta, Canada)
Cynthia M. Trudell (2005)
Senior Vice-President and Chief Personnel Officer
PepsiCo, Inc.
(Purchase, New York, U.S.A.)
Ronald W. Tysoe (2004)
Retired Vice Chairman
Macy’s Inc.
(New York, New York, U.S.A.)
Senior Executive Team
Gerry McCaughey
President and Chief Executive Officer
CIBC
Sonia Baxendale
Senior Executive Vice-President
CIBC Retail Markets
Mike Capatides
Senior Executive Vice-President
and General Counsel
Legal and Regulatory Compliance
Ken Kilgour
Senior Executive Vice-President
and Chief Risk Officer
Risk Management
Ron Lalonde
Senior Executive Vice-President
Administration, Technology and
Operations
Brian Shaw
Senior Executive Vice-President CIBC
and Chairman and Chief Executive Officer
CIBC World Markets
Richard Venn
Senior Executive Vice-President
Corporate Development
Tom Woods
Senior Executive Vice-President
and Chief Financial Officer
Finance
Senior Officers
Mike Boluch
Executive Vice-President
Technology Solutions
Administration, Technology
and Operations
Gary Brown
Managing Director
Head of U.S. Region
CIBC World Markets
Michelle Caturay
Vice-President and Corporate Secretary
Legal and Regulatory Compliance
Colette Delaney
Senior Vice-President
GICs, Deposits and Payments
CIBC Retail Markets
Victor Dodig
Executive Vice-President
Wealth Management
CIBC Retail Markets
John Ferren
Vice-President
Investor Relations
Finance
Stephen Forbes
Senior Vice-President
Communications and Public Affairs
Administration, Technology
and Operations
Warren Gilman
Managing Director
Head of Asia-Pacific Region
CIBC World Markets
Michael Higgins
Managing Director
Real Estate Finance
CIBC World Markets
Michael Horrocks
Executive Vice-President and Treasurer
Treasury
Finance
Ernie Johannson
Senior Vice-President
Marketing
CIBC Retail Markets
Christina Kramer
Executive Vice-President
Distribution Services
CIBC Retail Markets
David Leith
Deputy Chairman
Global Head of Investment
and Corporate Banking
CIBC World Markets
Peter Letley
Managing Director
Head of Europe Region
CIBC World Markets
Cheryl Longo
Senior Vice-President
Card Products
CIBC Retail Markets
Rick Lunny
Executive Vice-President
Lending, Insurance and Amicus
CIBC Retail Markets
Art Mannarn
Executive Vice-President
Global Operations
Administration, Technology
and Operations
James McSherry
Executive Vice-President and Managing Director
Commercial Banking
CIBC World Markets
Kimberly McVittie
Ombudsman and Chief Privacy Officer
Legal and Regulatory Compliance
Tim Moseley
Senior Vice-President
and Chief Compliance Officer
Legal and Regulatory Compliance
Jacqueline Moss
Executive Vice-President
Human Resources
Administration, Technology
and Operations
John Orr
Executive Vice-President
and Managing Director, Deputy Head
of Corporate Development and
Head of International Retail Banking
Corporate Development
Kevin Patterson
Senior Vice-President
and Chief Auditor
Internal Audit and Corporate Security
Legal and Regulatory Compliance
Richard Phillips
Deputy Chairman
Head of Global Equities
CIBC World Markets
Bruce Renihan
Executive Vice-President and Controller
Finance
Francesca Shaw
Senior Vice-President
and Chief Accountant
Finance
Grant Westcott
Executive Vice-President
Technology Infrastructure
Administration, Technology
and Operations

CIBC Annual Accountability Report 2007	35

CIBC Functional Groups

Functional Groups
Administration, Technology & Operations (AT&O)
     Priorities

The AT&O group is comprised of more than 10,000 employees in the areas of technology infrastructure and solutions, operations, human resources, and communications and public affairs. These people manage and enhance the technology and operational processes that run CIBC’s businesses worldwide, as well as providing specialized service and advice to our business partners. In addition, our subsidiary company, INTRIA Items Inc., provides items processing, currency and print services to CIBC and to other Canadian companies. The AT&O team made a meaningful contribution to CIBC’s productivity improvements in 2007, while meeting our targets for CIBC client service. We also led many employee and communications initiatives to improve the effectiveness of CIBC employees in all of our businesses.
-	Simplify complex technology and operational processes to improve effectiveness and efficiency

-	Maintain robust and secure operating platforms for all of our clients

-	Enhance CIBC’s reputation through continued improvement in controls and security

Corporate Development

Corporate Development is a key participant in creating long-term value for CIBC and its shareholders and in directing CIBC’s strategic planning process. The group works to maximize the value of CIBC’s portfolio of businesses through the identification, assessment and execution of strategic transactions. During 2007, the Corporate Development group was integral in CIBC’s completion of the acquisition of Barclays Bank PLC’s interest in FirstCaribbean, which resulted in CIBC having more than 91% ownership interest of the largest regionally-listed bank in the English-speaking Caribbean. The group was also active in managing CIBC’s interests in and strategic relationship with both FirstCaribbean and CIBC Mellon. Corporate Development also partnered with CIBC’s lines of business in identifying opportunities for growth and increasing the value of existing businesses.
-	Grow FirstCaribbean and CIBC Mellon earnings

-	Develop alternatives for non-core and/or under-performing businesses

-	Develop options for growth for CIBC

Finance

The Finance group provides financial services to CIBC’s businesses through effective governance and decision support processes. These services include financial, management and regulatory reporting, maintenance of accounting records and internal controls, financial analysis and planning, tax planning and compliance, global sourcing and payment processing, regular reviews of business line performance, corporate real estate and liaison with CIBC’s investors. In addition, Finance provides financial advice regarding CIBC’s business opportunities and transactions. During the year, Finance continued to make progress on CIBC’s business priorities by leading bank-wide cost management initiatives, enhancing corporate and financial disclosure to investors, and integrating and strengthening control processes. During the year, CIBC’s Treasury operations were moved into Finance. Treasury manages CIBC’s funding and capital position, while also measuring, monitoring and controlling interest rate and liquidity resources.
-	Continue to improve and strengthen control systems and processes

-	Develop and lead initiatives across CIBC to achieve long-term cost efficiencies

-	Prepare for change to International Financial Reporting Standards

-	Maintain CIBC’s Tier I capital ratio in line with our stated target of 8.5%

Legal and Regulatory Compliance

The Legal and Regulatory Compliance group handles the legal, compliance, corporate secretary, internal audit, corporate security, ombudsman, and privacy functions within CIBC. Collectively, this group provides leadership on governance and regulatory requirements and engages in a wide range of support services. During the year, the group led a number of initiatives designed to further reduce operating risks, comply with expanded regulatory oversight, improve efficiency of client dispute resolution, and further improve the quality of support provided to other areas within CIBC.
-	Maintain focus on mitigating future risks for CIBC

-	Work across CIBC to help further safeguard our clients’ information and provide an effective process for client dispute resolution

-	Streamline our interface with the other strategic business units by increasing effectiveness and eliminating duplication

Risk Management (RM)

CIBC’s RM group measures, monitors and controls risks in accordance with established risk tolerance limits. The management of risk is a fundamental element of CIBC’s objective of consistent and sustainable performance over the long term. In 2007, RM supported its internal business partners in achieving their financial results and client satisfaction targets in a challenging credit environment through ongoing enhancements to CIBC’s credit risk infrastructure and independent due diligence and analysis. RM also continued to play a lead role in implementing and preparing CIBC’s Basel II program for regulatory approval in December 2007, and in closing CIBC’s purchase of FirstCaribbean International Bank.
-	Manage and re-allocate risk resources to higher return and/or strategic growth activities to support CIBC’s objectives

-	Ongoing measurement, monitoring and control of credit, market, liquidity and operational (including reputation and legal) risks

36	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Management’s discussion and analysis (MD&A) should be read in conjunction with the audited consolidated financial statements included in this Annual Accountability Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. The effect of significant differences between Canadian and U.S. GAAP is disclosed in Note 28 to the consolidated financial statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. This MD&A is current as of December 6, 2007. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on our website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 149 and 150 of this Annual Accountability Report.

38	Overview
38	Vision, Mission and Values
38	Objective, Strategy and Business Priorities
38	Performance Measurement
38	2007 Performance
38	Economic and Market Environment
39	Financial Overview
39	Significant Events
40	Outlook for 2008

41	Financial Performance Review
41	Net Interest Income and Margin
41	Non-interest Income
41	Trading Activities
42	Provision for Credit Losses
42	Non-interest Expenses
42	Taxes
42	Foreign Exchange
43	Fourth Quarter Review
43	Quarterly Trend Analysis
44	Review of 2006 Financial Performance
45	Non-GAAP Measures

47	Business Line Overview
48	CIBC Retail Markets
50	CIBC World Markets
52	Corporate and Other

53	Financial Condition
53	Review of Consolidated Balance Sheet
54	Capital Resources
57	Off-balance Sheet Arrangements

60	Management of Risk
60	Risk Overview
61	Basel II Capital Accord
62	Credit Risk
66	Market Risk
70	Liquidity Risk
71	Strategic Risk
72	Operational Risk
73	Reputation and Legal Risk
73	Regulatory Risk
73	Environmental Risk

74	Accounting and Control Matters
74	Critical Accounting Policies and Estimates
77	Financial Instruments
78	Accounting Developments
78	Related-party Transactions
79	Controls and Procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Accountability Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Chief Executive Officer’s Letter”, “Balanced Scorecard”, “Overview”, “Financial performance review — Taxes” and “Business line overview” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2008 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Outlook for 2008” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk discussed in this MD&A; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Annual Accountability Report or in other communications except as required by law.

CIBC Annual Accountability Report 2007	37

Management’s Discussion and Analysis
Overview
CIBC is a leading North American financial institution. Through our two distinct strategic business lines, CIBC Retail Markets and CIBC World Markets, we provide a full range of products and services to almost 11 million individual and small business clients, and meet the financial needs of corporate and institutional clients.
Vision, mission and values
Our vision is to be the leader in client relationships. In support of this vision, our mission is to fulfill the commitments we have made to each of our stakeholders:
•	Helping our clients achieve what matters to them
•	Creating a positive employee experience
•	Making a difference in our communities
•	Generating strong total returns for our shareholders
Our vision and mission are supported by a culture based on three simple values — trust, teamwork and accountability.
Objective, strategy and business priorities
Our vision, mission and values provide an important framework within which we execute our strategic business plan.
          Our objective is consistent, sustainable performance over the long term. We believe that achievement of our objective will ensure a premium valuation for CIBC and provide maximum strategic flexibility.
          To support our objective, CIBC identified three key priorities:
•	Business strength
•	Productivity
•	Balance sheet strength and capital usage
CIBC will remain focused on these priorities in 2008.
Performance measurement
Disciplined measurement of our performance is important to our long-term success. Our balanced scorecard contains several financial and non-financial measures of our progress against our vision, mission and strategic business plan.
          Our financial measures include earnings per share growth, return on equity, capital strength, business mix, risk, productivity, dividend payout ratio and total shareholder return.
          Our non-financial measures include client satisfaction, employee experience, community investment, environmental responsibility and leading governance practices.
2007 performance
In 2007, we made progress against all three of our priorities:
Business strength
CIBC’s core franchise remains well positioned for growth.
          CIBC Retail Markets, consisting of our retail banking and wealth management operations, continued to perform well overall in 2007. Volume growth, the expansion of our ownership interest in FirstCaribbean International Bank (FirstCaribbean), as well as discipline in the areas of expense and credit management all contributed to our profit growth. In Canada, we experienced solid volume growth while growing market share in many key areas. In our unsecured lending business, our risk posture has been reflected in lower market share but improved loan loss performance. Our lending business is well positioned for improving performance as the portfolio grows from a stronger base. The completion of our FirstCaribbean acquisition expands our operations in the Caribbean region and provides a further source of growth for CIBC Retail Markets. We are focused on strengthening our client relationships and investing in our core retail businesses in Canada and the Caribbean to maintain and enhance our position.
          CIBC World Markets had good performance in Canada in key areas such as equity underwriting and merger and acquisition (M&A) activity, with improving productivity. In the U.S., real estate finance and merchant banking reported good results, with other areas showing improvement. Good performance in these areas was offset by the mark-to-market losses in our structured credit assets on collateralized debt obligations (CDOs) and residential mortgage-backed securities (RMBS) related to the U.S. residential mortgage market. We are refocusing our attention on our wholesale business activities to ensure they are aligned with our strategic imperative of consistent and sustainable performance. The proposed sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) will improve the productivity of our wholesale business and help build our balance sheet strength, while allowing us to redeploy capital over time to further support CIBC’s core Canadian, U.S. and international operations.
Productivity
We continued to make progress in 2007 towards our strategic objective of a median efficiency ratio among our Canadian bank peer group. We achieved our 2007 productivity goal, which was to hold our expenses flat to the fourth quarter of 2006, excluding FirstCaribbean, while also lowering our efficiency ratio closer to the median. Our focus will remain on productivity improvement that achieves an effective balance between revenue growth and expense discipline. Over the long term, we believe this balance is the best formula to achieve sustainable growth.
Balance sheet strength and capital usage
Our Tier 1 capital ratio is a primary measure of our balance sheet strength. Our objective is a target Tier 1 ratio of 8.5%.
          During the year, our ratio declined from 10.4% to 9.7%, primarily due to the completion of our FirstCaribbean acquisition.
          In terms of capital usage, our priority is to first invest in core businesses, and then balance other deployment opportunities. During the year, we completed our FirstCaribbean acquisition, increasing our ownership level to over 91%. We recommenced our share repurchase program and, subsequent to year-end, announced a continuation of our program through October 31, 2008. We also increased our quarterly dividend twice, from $0.70 per share to $0.77 per share in the second quarter and from $0.77 per share to $0.87 per share in the fourth quarter, representing a 24% increase to our dividend from the end of 2006. We will continue to review dividend increases in 2008 as our payout ratio remains below our target range of 40%—50%.
Economic and market environment
CIBC benefited from a continued North American economic expansion in 2007 despite credit issues arising from the U.S. residential mortgage market. In Canada, strong domestic demand was sustained by an unprecedented employment rate, as hiring in construction, resources, services and government offset job losses in manufacturing. Western Canada, helped by buoyant prices for oil and metals, continued to outperform national growth measures. Central Canadian manufacturers remained challenged by a strong Canadian dollar and only moderate growth in the U.S. economy.
          Rising housing costs and increasing wage pressures in some regions kept core inflation measures somewhat above the Bank

38	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
of Canada’s 2% target for much of the year. The Bank of Canada, however, opted for only a 25 basis point rise in its overnight interest rate target, relying on the strengthening Canadian dollar and a forecast U.S. slowdown to moderate growth and inflation risks ahead. This helped Canadian consumer and mortgage credit demand to remain strong. Healthy labour markets held Canadian personal bankruptcies and mortgage arrears at low levels. Long-term interest rates rose in Canada throughout much of the year, but then declined in tandem with U.S. rates, as expectations for further rate increases by the Bank of Canada diminished. The yield curve remained flat for much of the year, encouraging a shift to fixed-rate mortgages.
          Canadian corporate earnings saw healthy gains, leading to a strong year for equities, which were also supported by merger and acquisition (M&A) activity. Credit spreads widened globally on the spill-over from rising U.S. residential mortgage market defaults, on increased debt taken on to finance leveraged buyouts, and on a lack of liquidity for asset-backed commercial paper (ABCP). This liquidity crunch caused several financial institutions, including CIBC, to enhance liquidity facilities provided to some of their sponsored conduits, and purchase ABCP from their sponsored conduits. However, these did not result in a significant impact to our liquidity position.
          The general deterioration in credit markets led to wider financing spreads and reduced interest margins for the Canadian banking sector in the last quarter of the year.
Financial overview

$ millions, except per share amounts,
as at or for the year ended October 31	2007	2006	2005

Total revenue	$12,066	$11,351	$12,498
Net income (loss)	3,296	2,646	(32)
Per share — basic earnings	9.30	7.50	(0.46)
— cash basic earnings(1)	9.38	7.56	(0.44)
Per share — diluted earnings	9.21	7.43	(0.46	)(2)
— cash diluted earnings(1)	9.30	7.49	(0.44)
Dividends per share	3.11	2.76	2.66
Total assets	342,178	303,984	280,370
Return on equity	28.7%	27.9%	(1.6)%
Efficiency ratio	63.1%	66.0%	86.9%
Cash efficiency ratio (TEB)(1)	61.3%	64.4%	85.5%
Total shareholder return	20.2%	25.6%	1.3%
Share price	102.00	87.60	72.20

Tier 1 capital ratio	9.7%	10.4%	8.5%
Total capital ratio	13.9%	14.5%	12.7%

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earnings (loss) per share are the same.
Net income for the year was $3,296 million, up $650 million or 25% from 2006. Our results for 2007 and 2006 were affected by the following items:
2007
•	$777 million ($507 million after-tax) mark-to-market losses, net of gains on related hedges, on CDOs and RMBS related to the U.S. residential mortgage market (see page 40 for additional details);
•	$456 million ($381 million after-tax and minority interest) Visa gain (see page 40 for additional details);
•	$139 million of favourable tax-related items;
•	$102 million ($92 million after-tax) net reversal of litigation accruals;
•	$98 million ($64 million after-tax) positive impact of changes in credit spreads on the mark-to-market of our corporate loan credit derivatives;
•	$47 million ($26 million after-tax) of expenses related to the proposed sale of some of our U.S. businesses; and
•	$24 million ($17 million after-tax) reversal of the general allowance for credit losses.
2006
•	$149 million of favourable tax-related adjustments; and
•	$64 million ($42 million after-tax) reversal of the general allowance for credit losses.
Revenue increased $715 million or 6%. CIBC Retail Markets revenue was up $1,124 million or 14%, largely due to the FirstCaribbean acquisition, and the Visa gain noted above. Volume growth in cards, deposits and mortgages and higher securitization revenue were partially offset by spread compression. CIBC World Markets revenue was down $421 million or 16% as it was adversely affected by the mark-to-market losses on CDOs and RMBS noted above. Revenue benefited from higher merchant banking gains net of write-downs, and higher investment banking and credit products revenue, resulting largely from gains associated with corporate loan hedging programs.
          Provision for credit losses increased $55 million or 10%, resulting mainly from a lower reversal of the general allowance noted above.
          Non-interest expenses increased $124 million or 2%, mainly due to the FirstCaribbean acquisition and expenses related to the proposed sale of some of our U.S. businesses noted above. These were offset in part by the net reversal of litigation accruals noted above, and lower performance-related compensation, pension costs and computer expenses.
          Income tax expense was down $116 million or 18%, primarily due to an increase in the relative proportion of earnings subject to lower rates of tax, as discussed in the “Financial performance review” section.
Significant events
FirstCaribbean acquisition
On December 22, 2006, we obtained control of FirstCaribbean by acquiring a further 39.3% ownership interest from Barclays Bank PLC (Barclays). After completing the transaction, we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The transaction took place at a share price of US$1.62 plus accrued dividends with a total transaction value of US$989 million ($1,153 million), which we paid in cash to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million ($8 million).
          On February 2, 2007, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean in exchange for additional cash consideration of US$212 million ($250 million), bringing our total ownership to 91.5%. In addition, we incurred additional transaction costs, net of tax, of US$2 million ($2 million).
          As a result of subsequent transactions, including the sale of two million shares of our holding to FirstCaribbean’s compensation trusts, our ownership interest as at October 31, 2007 declined to 91.4%.
          For additional details, see Note 3 to the consolidated financial statements.
Proposed sale of some of our U.S. businesses
Subsequent to year end, on November 2, 2007, we signed an agreement to sell our U.S. based investment banking, equities, leveraged finance and related debt capital markets businesses, our Israeli investment banking and equities business, and certain of our other U.S. capital markets related businesses located in the U.K. and Asia to Oppenheimer.

CIBC Annual Accountability Report 2007	39

Management’s Discussion and Analysis
     The impact to our statement of operations in 2007 is limited to an $18 million severance charge related to employees that will not be transferred to Oppenheimer and a $29 million leasehold improvement write-off related to office space that we will abandon. Further amounts will be recognized when the transaction closes, which is expected in the first quarter of 2008.
     We will recognize reimbursements from Oppenheimer for CIBC restricted share awards held by employees transferred to Oppenheimer that will continue to vest in accordance with their original terms. The contingent portion of the deferred purchase price will be recognized at the end of the five year period of the arrangement.
     The disposition, which remains subject to regulatory approval, is not expected to have a significant impact on our ongoing results of operations.
U.S. subprime residential mortgage market
We have exposure to the U.S. residential mortgage market through investments in and other transactions with entities with exposure to this market. During the year, we had realized and unrealized losses, net of gains on related hedges, of $777 million ($507 million after-tax) on these exposures. As at October 31, 2007, our gross unhedged notional positions of CDOs and RMBS related to the U.S. residential mortgage market was approximately US$1.6 billion. We have taken mark-to-market adjustments on these positions such that the net unhedged exposure is approximately US$784 million ($741 million). Mitigating this exposure are subprime index hedges of notional US$300 million ($283 million), with a fair value of US$126 million ($119 million) as at October 31, 2007. We have recognized a gain of US$89 million ($88 million) from the hedges.
     In addition, we have exposures to the U.S. subprime residential mortgage market through derivative contracts which are hedged with investment-grade counterparties. As at October 31, 2007 the notional amounts of these derivatives were US$9.8 billion ($9.3 billion) with fair values of US$4.3 billion ($4.0 billion). Management has assessed the credit exposure relating to these contracts in determining their fair value. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses. Distribution of the notional amounts by counterparty rating is noted in the table below:

As at October 31, 2007

Counterparty ratings	Notional (%)

AAA(1)	47%
AA(2)	18
A(3)	35

100%

(1)	Five U.S. financial guarantors.

(2)	Two counterparties (a large European multi-national bank, and a large American diversified multi-national insurance and financial services company) with which CIBC has market standard collateral arrangements.

(3)	One U.S. financial guarantor.
These derivative contracts included notional amounts of US$8.1 billion ($7.6 billion) with fair values of US$3.6 billion ($3.4 billion) hedged with U.S. financial guarantors.
Liquidity facilities to ABCP conduits
Problems originating in the U.S. subprime mortgage market in the spring of this year spread to cause global market credit issues and a withdrawal of liquidity that affected the entire asset-backed securities (ABS) market. As a result of liquidity tightening during the second half of 2007, we purchased ABCP issued by our sponsored conduits and our holdings were $3.1 billion as at October 31, 2007. We also had par value holdings of $358 million as at October 31, 2007 in non-bank sponsored ABCP which are subject to the “Montreal Accord”. We recognized losses in the consolidated statement of operations of $18 million on certain of these non-bank sponsored ABCP. The remainder had adverse changes in estimated fair value of $43 million in accumulated other comprehensive income (AOCI).
     As at October 31, 2007, the total backstop liquidity facilities committed by CIBC to asset-backed conduits was $17.3 billion. Of these committed facilities, approximately 92% of the amount was for the benefit of our sponsored Canadian ABCP conduits. See “Off-balance sheet arrangements” section for additional details.
Visa gain
We recorded a gain of $456 million ($381 million after-tax and minority interest) with respect to the worldwide restructuring of Visa. This restructuring resulted in Visa Canada, Visa USA and Visa International becoming wholly owned subsidiaries of a newly formed entity, Visa Inc. The gain has been recorded in the cards and FirstCaribbean business lines within CIBC Retail Markets, and is based upon our estimate of the fair value of the shares of Visa Inc. we received on October 2, 2007, in exchange for certain membership interests in Visa Canada and Visa International. We have classified our Visa Inc. shares as available-for-sale private equity securities. The Visa restructuring is subject to a final adjustment process which may positively or negatively impact the number of shares we own, thereby increasing or decreasing the value of our total shareholdings. The value of our shares may also be impacted positively or negatively by the outcome of Visa Inc.’s anticipated initial public offering.
     We expect that this restructuring will not have a significant ongoing impact on the results of operations of our cards business.
Outlook for 2008
Economic growth is expected to remain moderate in Canada, with the U.S. likely to see slower growth over the next several quarters but avoid recession as the Federal Reserve decreases interest rates. Tax cuts, strong global resource markets, and a healthy mortgage market are expected to allow the Canadian economy to outperform the U.S. economy. Canadian interest rates are expected to decline modestly.
     CIBC Retail Markets should benefit from a continuation of low unemployment rates and strong housing markets, supporting lending and deposit growth. A slower pace of real estate price increases may moderate mortgage growth rates.
     For CIBC World Markets, the Canadian M&A and equity pipelines and current market level of equity issuance activity appear promising going into 2008. However, the challenges in the U.S. residential mortgage market and the prevailing credit and liquidity concerns may persist in the near term, and may impact the wider economy and constrain growth. We expect the current low level of corporate defaults is likely not sustainable over the longer term and loan demand should increase due to a reduced investor appetite for commercial paper to fund business and consumer activity. We also expect to see lower merchant banking revenue opportunities as the size of our merchant banking portfolio continues to decrease.
     Improvements in the risk profile of the unsecured retail lending portfolio should continue to realize benefits. Slower U.S. growth and a strong Canadian dollar could entail a less favourable period for corporate credit risks in vulnerable parts of the Canadian economy.

40	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Financial Performance Review
Net interest income and margin

$ millions, for the year ended October 31	2007	2006	2005

Average assets	$328,520	$291,277	$288,845
Net interest income	4,558	4,435	4,937
Net interest margin	1.39%	1.52%	1.71%

Net interest income was up $123 million or 3% from 2006, primarily due to the FirstCaribbean acquisition and volume growth in cards, deposits and mortgages. Fee income on mortgages refinanced before maturity was also higher. These increases were partially offset by increased trading-related funding costs and spread compression on retail products. During the year, we de-designated certain fair value hedges under the new financial instruments standards. Since the net unrealized gains on those derivative instruments are now recorded in foreign exchange other than trading, and other non-interest income, net interest income declined accordingly.
     Additional information on net interest income and margin is provided in the “Supplementary annual financial information”.
Non-interest income

$ millions, for the year ended October 31	2007	2006	2005

Underwriting and advisory fees	$745	$619	$730
Deposit and payment fees	791	778	794
Credit fees	287	334	343
Card fees	270	251	317
Investment management and custodial fees	535	479	420
Mutual fund fees	872	799	739
Insurance fees, net of claims	234	224	212
Commissions on securities transactions	875	869	912
Trading revenue	328	1,129	801
Available-for-sale/investment securities gains, net	521	71	601
FVO revenue	156	n/a	n/a
Income from securitized assets	489	484	338
Foreign exchange other than trading	390	300	555
Other	1,015	579	799

	$7,508	$6,916	$7,561

Non-interest income was up $592 million or 9% from 2006.
     Underwriting and advisory fees were up $126 million or 20%, primarily due to higher new issue activity and M&A fees.
     Credit fees were down $47 million or 14%, primarily due to lower loan fees in Europe and the U.S., resulting from lower syndication activity.
     Investment management and custodial fees were up $56 million or 12%, resulting from a higher level of assets under management.
     Mutual fund fees were up $73 million or 9%, primarily due to increased sales net of redemptions, and higher asset values resulting from market appreciation.
     Trading revenue was down $801 million or 71%, driven largely by the mark-to-market losses on CDOs and RMBS. See “Trading activities” section which follows for further details.
     Available-for-sale (AFS)/Investment securities gains, net includes realized gains and losses on disposals, net of write-downs to reflect other-than-temporary impairments in the value of the securities. It also includes gains and losses on limited partnerships, which were included in other non-interest income in the prior year. Revenue was up $450 million, primarily due to higher gains net of write-downs, including gains of $273 million on limited partnerships. The prior year gains on limited partnerships of $211 million were included in other non-interest income.
     FVO revenue represents revenue from financial instruments designated at fair value and related hedges. It includes mainly revenue from U.S. real estate finance (included in trading revenue in the prior year) and net unrealized gains on our inventory of mortgage-backed securities (MBS) to support our ongoing CIBC originated residential mortgage securitization program and seller swaps (included in other non-interest income in the prior year). Net unrealized gains on seller swaps resulting from increasing interest rates and higher levels of mortgage securitized assets were partially offset by net unrealized losses on associated hedges and lower net unrealized gains on MBS noted above. See Note 13 to the consolidated financial statements for further details on our FVO financial instruments.
     Foreign exchange other than trading was up $90 million or 30%, largely due to net unrealized gains on the de-designation of certain fair value hedges noted above and the impact of the FirstCaribbean acquisition. The prior year included $47 million of foreign exchange revenue on the repatriation of capital and retained earnings from our non-U.S. foreign operations.
     Other includes gains and losses on the disposal of fixed assets, sales of subsidiaries and corporate assets, realized gains and losses on sales and write-downs of equity-accounted investments, and other commissions and fees. Other was up $436 million or 75%, mainly due to the $456 million Visa gain and gains associated with corporate loan hedging programs, offset in part by the reclassification of gains on limited partnerships to net realized gains on AFS securities, as noted above.
Trading activities

$ millions, for the year ended October 31	2007	2006	2005

Trading (loss) income consists of:
Net interest (expense) income	$(638)	$(444)	$19
Non-interest income	328	1,129	801

	$(310)	$685	$820

Trading loss was $310 million compared to income of $685 million in 2006. Net interest expense was up $194 million or 44%, resulting from increased funding costs on trading positions. Non-interest income was down $801 million or 71%, largely due to the mark-to-market losses of $777 million on CDOs and RMBS, lower revenue from other credit trading portfolios, and the reclassification of U.S. real estate securitization revenue to FVO revenue.
     Further details on the composition of our trading income by product type is provided in Note 12 to the consolidated financial statements.

CIBC Annual Accountability Report 2007	41

Management’s Discussion and Analysis
Provision for credit losses

$ millions, for the year ended October 31	2007	2006	2005

Specific
Consumer	$580	$585	$668
Business and government	51	27	88

	631	612	756
General	(28)	(64)	(50)

	$603	$548	$706

The provision for credit losses was up $55 million or 10% from 2006, mainly due to a lower reversal of the general allowance. The specific provision was up $19 million or 3%, mainly due to increased losses in the cards portfolio driven by volume growth, the impact of the FirstCaribbean acquisition, and lower recoveries and reversals in the corporate lending portfolio, offset in part by improvements in the personal lending portfolio.
Non-interest expenses

$ millions, for the year ended October 31	2007	2006	2005

Employee compensation and benefits
Salaries	$2,258	$2,076	$2,220
Incentive bonuses	926	971	912
Commissions	613	609	590
Benefits	595	632	602

	4,392	4,288	4,324
Occupancy costs	602	562	641
Computer and office equipment	1,104	1,111	1,166
Communications	317	297	324
Advertising and business development	246	222	260
Professional fees	178	163	325
Business and capital taxes	137	135	118
Other	636	710	3,707

	$7,612	$7,488	$10,865

Non-interest expenses were up $124 million or 2% from 2006.
     Employee compensation and benefits were up $104 million or 2%, primarily due to the impact of the FirstCaribbean acquisition and normal salary increases, offset in part by lower performance-related compensation and pension expense.
     Occupancy costs were up $40 million or 7%, communications were up $20 million or 7%, advertising and business development were up $24 million or 11%, and professional fees were up $15 million or 9%, all related to the FirstCaribbean acquisition.
     Computer and office equipment was down $7 million or 1%, as a result of lower technology spending. However, this was largely offset by the impact of the FirstCaribbean acquisition.
     Other, comprising outside services, operational losses, other personnel costs and donations, was down $74 million or 10%, mainly due to the $102 million net reversal of litigation accruals, offset in part by the expenses related to the proposed sale of some of our U.S. businesses.
Taxes

$ millions, for the year ended October 31	2007	2006	2005

Income tax expense	$524	$640	$789

Indirect taxes
GST and sales taxes	165	219	250
Payroll taxes	211	188	211
Capital taxes	125	129	112
Property and business taxes	53	43	45

Total indirect taxes	554	579	618

Total taxes	$1,078	$1,219	$1,407

Income taxes as a percentage of net income before income taxes and non-controlling interests	13.6%	19.3%	85.1%
Total taxes as a percentage of net income before deduction of total taxes and non-controlling interests	24.5%	31.3%	91.1%

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise goods and services tax (GST) and sales, payroll, capital, and property and business taxes. Indirect taxes are included in non-interest expenses.
     Total income and indirect taxes were down $141 million or 12% from 2006.
     Income tax expense was down $116 million or 18%, primarily due to an increase in the relative proportion of earnings subject to lower rates of tax, including the lower tax rate on the Visa gain and higher tax-exempt income, offset in part by the impact of higher pre-tax earnings.
     Indirect taxes decreased by $25 million or 4%. GST and sales taxes decreased by $54 million or 25%, primarily due to the favourable resolution of tax audits and the full year impact of the 1% reduction in the GST rate to 6% on July 1, 2006.
     For a reconciliation of our income taxes in the consolidated statement of operations with the combined Canadian federal and provincial income tax rate, see Note 22 to the consolidated financial statements.
     The adjusted effective tax and taxable equivalent (TEB) rates for the year ended October 31, 2007 were 19.7%(1) and 25.5%(1), respectively.
     While rates will vary from quarter to quarter, our current estimate is that the adjusted sustainable effective tax rate will be in the 20—23% range and the adjusted sustainable TEB tax rate will be in the 24—27% range. These rates are determined based on the estimated earnings in various jurisdictions over the near term and the expected enacted tax rates in these jurisdictions. The impact of one-time items is excluded.
Foreign exchange
In 2007, the Canadian dollar appreciated 3% on average relative to the U.S. dollar from the prior year, resulting in a $63 million decrease in the translated value of our U.S. dollar functional earnings.

(1)	For additional information, see the “Non-GAAP measures” section.

42	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Fourth quarter review

				2007				2006

$ millions, except per share amounts, for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31

Revenue by segments
CIBC Retail Markets	$2,652	$2,259	$2,189	$2,151	$2,046	$2,038	$1,975	$2,068
CIBC World Markets	147	582	726	784	697	677	607	679
Corporate and Other	147	138	135	156	147	111	195	111

Total revenue	2,946	2,979	3,050	3,091	2,890	2,826	2,777	2,858

Net interest income	1,240	1,180	1,079	1,059	1,130	1,121	1,036	1,148
Non-interest income	1,706	1,799	1,971	2,032	1,760	1,705	1,741	1,710

Total revenue	2,946	2,979	3,050	3,091	2,890	2,826	2,777	2,858
Provision for credit losses	132	162	166	143	92	152	138	166
Non-interest expenses	1,874	1,819	1,976	1,943	1,892	1,883	1,836	1,877

Income before taxes and non-controlling interests	940	998	908	1,005	906	791	803	815
Income taxes	45	157	91	231	87	125	190	238
Non-controlling interests	11	6	10	4	—	4	28	(3)

Net income	$884	$835	$807	$770	$819	$662	$585	$580

Per share – basic EPS	$2.55	$2.33	$2.29	$2.13	$2.34	$1.88	$1.65	$1.64
– diluted EPS	$2.53	$2.31	$2.27	$2.11	$2.32	$1.86	$1.63	$1.62

Compared with Q4/06
Net income was up $65 million or 8% from the fourth quarter of 2006.
     Net interest income was up $110 million or 10%, primarily due to the FirstCaribbean acquisition, volume growth in cards, deposits and mortgages, and higher dividends on trading securities. These were partially offset by spread compression in retail lending products.
     Non-interest income was down $54 million or 3%, primarily due to lower trading revenue, resulting from the mark-to-market losses on CDOs and RMBS and lower revenue from other credit trading portfolios. This was offset partially by the gain on the Visa restructuring and higher merchant banking gains net of write-downs. Gains associated with corporate loan hedging programs and foreign exchange other than trading were also higher.
     Provision for credit losses was up $40 million or 43%, primarily due to a reversal of the general allowance in the fourth quarter of 2006.
     Non-interest expenses were down $18 million or 1%, primarily due to lower performance-related compensation, litigation costs and staff benefits, offset partially by the impact of the FirstCaribbean acquisition and expenses related to the proposed sale of some of our U.S. businesses.
     Income tax expense was down $42 million or 48%, primarily due to an increase in the relative proportion of earnings subject to lower rates of tax, including the Visa gain and higher tax-exempt income. These were partially offset by lower tax recoveries and a $22 million income tax expense on the repatriation of capital from a foreign operation.
     Non-controlling interests were up $11 million, mainly due to the FirstCaribbean acquisition.
Compared with Q3/07
Net income was up $49 million or 6% from the prior quarter.
     Net interest income was up $60 million or 5%, primarily due to higher dividends on trading securities, offset in part by spread compression in mortgages and personal lending.
     Non-interest income was down $93 million or 5%, primarily due to lower trading revenue, resulting mainly from the higher mark-to-market losses on CDOs and RMBS and lower revenue from other credit trading portfolios. Gains associated with corporate loan hedging programs and revenue on FVO financial instruments were also lower. These factors were partially offset by the Visa gain.
     Provision for credit losses was down $30 million or 19%, primarily due to improvements in the personal lending portfolio and higher recoveries and reversals in the corporate lending portfolio.
     Non-interest expenses were up $55 million or 3%, primarily due to a lower net reversal of litigation accruals, expenses related to the proposed sale of some of our U.S. businesses and expenses related to a foreign payroll tax reassessment, offset in part by lower performance-related compensation.
     Income tax expense was down $112 million or 71%, primarily due to an increase in the proportion of earnings subject to lower rates of tax, including the Visa gain and higher tax-exempt income, partially offset by the income tax expense on the repatriation of capital from a foreign operation.
     Non-controlling interests were up $5 million, mainly due to higher earnings in FirstCaribbean.
Quarterly trend analysis
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
Revenue
CIBC Retail Markets revenue increased during 2007 as a result of the FirstCaribbean acquisition. Continued strength in cards and deposits also contributed to revenue growth in the past few quarters. The Visa gain led to particularly high revenue in the fourth quarter of 2007.
     CIBC World Markets revenue is influenced to a large extent by capital markets conditions and the opportunity for merchant banking divestitures. Mark-to-market losses on CDOs and RMBS resulted in lower revenue in the last two quarters of 2007, while increased capital markets volumes led to higher revenue in the first quarter of 2007.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. Revenue in the third quarter of 2006 was lower due to the deconsolidation of a variable interest entity (VIE). Foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations led to an increase in revenue in the second quarter of 2006.

CIBC Annual Accountability Report 2007	43

Management’s Discussion and Analysis
Provision for credit losses
The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Retail lending provisions increased slightly in 2007 largely due to higher losses in the cards portfolio, resulting from volume growth, and the impact of the FirstCaribbean acquisition. Corporate lending recoveries and reversals have decreased from the high levels in the past. Reversals of the general allowance were included in the second quarters of 2007 and 2006 and the fourth quarter of 2006.
Non-interest expenses
Non-interest expenses were higher in 2007 as a result of the FirstCaribbean acquisition. The net reversal of litigation accruals and lower performance-related compensation led to a decrease in non-interest expenses in the third and fourth quarters of 2007.
Income taxes
Income taxes vary with changes in income subject to tax and the jurisdictions in which the income is earned. It can also be affected by the impact of significant items. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the last three quarters of 2007 and 2006. Tax-exempt income has generally been increasing over the period, with larger tax-exempt dividends received in the fourth quarters of 2007 and 2006. The last quarter of 2007 benefited from a lower tax rate on the Visa gain and the last two quarters of 2007 benefited from a lower tax rate on the net reversal of litigation accruals. Income tax expense on the repatriation of capital and retained earnings from our foreign operations was also included in the fourth quarter of 2007 and second quarter of 2006.
Non-controlling interests
Non-controlling interests were higher in 2007 due to the consolidation of FirstCaribbean resulting from our acquisition. During the first three quarters of 2006, we deconsolidated certain VIEs which resulted in a decrease in non-controlling interests. In the first quarter of 2006, we acquired the remaining non-controlling interest in INTRIA Items Inc.
Review of 2006 financial performance

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the year ended October 31		Markets	Markets	and Other	Total

2006	Net interest income (expense)	$4,401	$(213)	$247	$4,435
	Non-interest income	3,943	2,651	322	6,916
	Intersegment revenue	(217)	222	(5)	—

	Total revenue	8,127	2,660	564	11,351
	Provision for (reversal of) credit losses	651	(39)	(64)	548
	Non-interest expenses	4,988	2,041	459	7,488

	Income before taxes and non-controlling interests	2,488	658	169	3,315
	Income taxes	630	9	1	640
	Non-controlling interests	—	3	26	29

	Net income	$1,858	$646	$142	$2,646

2005	Net interest income	$4,445	$279	$213	$4,937
	Non-interest income	3,958	2,883	720	7,561
	Intersegment revenue	(218)	222	(4)	—

	Total revenue	8,185	3,384	929	12,498
	Provision for (reversal of) credit losses	772	(17)	(49)	706
	Non-interest expenses	5,151	5,149	565	10,865

	Income (loss) before taxes and non-controlling interests	2,262	(1,748)	413	927
	Income taxes	689	(148)	248	789
	Non-controlling interests	—	71	99	170

	Net income (loss)	$1,573	$(1,671)	$66	$(32)

Our results of operations for 2006 are compared to 2005 in the following discussion:
Overview
Net income was $2,646 million, compared with a net loss of $32 million for 2005, mainly as a result of a $2,830 million ($2,533 million after-tax) provision related to our Enron settlement and a $108 million ($55 million after-tax) provision related to our hedge funds settlement, both included in 2005.
Revenue by segments
CIBC Retail Markets
Revenue was down $58 million or 1% from 2005, mainly due to gains on sales of holdings in Republic Bank ($85 million both pre- and after-tax) and ACE Aviation Holdings Inc. (ACE) ($34 million pre-tax, $22 million after-tax), both included in 2005. Volume growth, higher treasury revenue allocations, and favourable deposit spreads were offset in part by spread compression in lending.
CIBC World Markets
Revenue was down $724 million or 21% from 2005, largely due to lower revenue from merchant banking as 2005 included gains on sales of $294 million ($241 million after-tax) on our holdings in Global Payments Inc. (GPI) and Shoppers Drug Mart Corporation (Shoppers). Investment banking and credit products revenue was also lower.
Corporate and Other
Revenue was down $365 million or 39% from 2005, as a result of lower foreign exchange revenue arising on the repatriation of capital and retained earnings from our foreign operations noted below. A gain of $115 million ($64 million after-tax) on the sale of Juniper Financial Corp. (Juniper) was included in 2005.
          We repatriated capital and retained earnings from our foreign operations, both in 2006 and 2005. Accumulated balances of $47 million in 2006 and $301 million in 2005, previously recorded in the “Foreign currency translation adjustments” component of AOCI were reversed and recognized in “Foreign exchange other than

44	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
trading” in the consolidated statement of operations. In addition, we recognized an income tax expense of $47 million in 2006 and $375 million in 2005 related to the repatriations.
Consolidated CIBC
Net interest income
Net interest income was down $502 million or 10% from 2005, primarily due to increased trading-related funding costs. Spread compression in retail lending products and the impact of higher levels of securitized assets in cards also contributed to the decrease. These factors were partially offset by higher interest and dividend income on trading securities and loans, volume growth in cards, deposits and mortgages, and lower hedge costs on seasonal mortgage refinancings.
Non-interest income
Non-interest income was down $645 million or 9% from 2005, largely due to the merchant banking gains on GPI and Shoppers included in 2005. Lower foreign exchange revenue on the repatriation of capital and retained earnings noted above also contributed to the decline. In addition, 2005 also included the gains on the Juniper, Republic Bank and ACE sales noted above. These factors were offset in part by higher trading revenue in 2006.
Provision for credit losses
The provision for credit losses was down $158 million or 22% from 2005.
     The specific provision was down $144 million or 19%. The specific provision related to consumer lending was down $83 million, primarily due to the impact of higher levels of securitized assets in cards and improvements in personal lending. The specific provision related to the business and government loan portfolio was down $61 million, primarily due to recoveries and reversals in agriculture and large corporate loans.
     A reversal of the general allowance of $64 million was included in 2006, compared with $50 million in 2005.
Non-interest expenses
Non-interest expenses were down $3,377 million or 31% from 2005, primarily due to the provisions for Enron and hedge funds settlements noted above, both included in 2005.
Income taxes
Despite higher income, income taxes were down $149 million or 19% from 2005. The decrease was mainly due to the income tax recovery on the Enron-related provision being limited to $297 million in 2005. Lower repatriation of capital and retained earnings noted above, higher tax recoveries related to the favourable resolution of income tax audits and reduced tax contingencies also contributed to the decrease.
Non-controlling interests
Non-controlling interests were down $141 million or 83% from 2005, primarily due to the deconsolidation of certain VIEs of which we were no longer considered to be the primary beneficiary.
Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance.
Net interest income, taxable equivalent basis (TEB)
We evaluate net interest income on an equivalent before-tax basis. In order to arrive at the TEB amount, we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in the income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio (TEB) and trading revenue (TEB). We believe these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. See the “Capital resources” section for details on the definition and calculation of economic capital. Economic capital is a non-GAAP measure and there is no comparable GAAP measure.
Economic profit
Net income, adjusted for a charge on capital, determines economic profit. This measures the return generated by each business line in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.
Segmented return on equity
We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric related to the capital allocated to the segments. We use economic capital to calculate ROE on a segmented basis. As a result, segmented ROE is a non-GAAP measure.
Retail/Wholesale ratio
While we manage commercial banking operations within CIBC World Markets, some financial institutions include commercial banking in their retail operations. From time to time, some measures, such as Retail/Wholesale ratio, will be presented on the basis of CIBC Retail Markets and commercial banking operations, for comparison purposes.
Adjusted income taxes
Adjusted effective tax rate is calculated by adjusting the tax expense for significant tax recoveries and other tax adjustments. The adjusted effective tax rate (TEB) is calculated by also grossing up income and tax expense with the tax-exempt income to an equivalent before-tax basis. We believe that the adjusted effective tax and TEB rates provide a fuller understanding of our effective tax rates. Investors may find this non-GAAP financial measure useful in analyzing financial performance.

CIBC Annual Accountability Report 2007	45

Management’s Discussion and Analysis
Cash basis measures
Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. Management believes these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Managed loans
Loans on a managed basis exclude the impact of securitizations. Through securitizations, we sell groups of loans to VIEs that issue securities to investors. The loans are removed from the consolidated balance sheet. We use this measure to evaluate the credit performance and the overall financial performance of the underlying loans.
The following table provides a reconciliation of non-GAAP to GAAP measures related to consolidated CIBC. The reconciliations of non-GAAP measures of business lines are provided in their respective sections.
Statement of operations measures

$ millions, for the year ended October 31		2007	2006	2005		2004	2003

Net interest income		$4,558	$4,435	$4,937		$5,258	$5,517
Non-interest income		7,508	6,916	7,561		6,573	5,924

Total revenue per financial statements		12,066	11,351	12,498		11,831	11,441
TEB adjustment	A	297	224	191		150	132

Total revenue (TEB)(1)	B	$12,363	$11,575	$12,689		$11,981	$11,573

Trading (loss) income		$(310)	$685	$820
TEB adjustment		292	221	176

Trading (loss) income (TEB)(1)		$(18)	$906	$996

Non-interest expenses per financial statements		$7,612	$7,488	$10,865		$8,307	$8,106
Less: amortization of other intangible assets		39	29	12		16	20

Cash non-interest expenses(1)	C	$7,573	$7,459	$10,853		$8,291	$8,086

Income before taxes and non-controlling interests per financial statements	D	$3,851	$3,315	$927
TEB adjustment	A	297	224	191

Income before taxes and non-controlling interests (TEB)(1)	E	$4,148	$3,539	$1,118

Reported income taxes per financial statements	F	$524	$640
TEB adjustment	A	297	224
Income tax recoveries	G	128	161
Other tax adjustments	H	107	(9)

Adjusted income taxes(1)	I	$1,056	$1,016

Net income (loss) applicable to common shares		$3,125	$2,514	$(157)		$1,991	$1,875
Add: after-tax effect of amortization of other intangible assets		29	20	9		13	16

Cash net income (loss) applicable to common shares(1)	J	$3,154	$2,534	$(148)		$2,004	$1,891

Basic weighted average of common shares (thousands)	K	336,092	335,135	339,263
Diluted weighted average of common shares (thousands)	L	339,316	338,360	342,909		359,776	362,307

Cash efficiency ratio (TEB)(1)	C/B	61.3%	64.4%	85.5%		69.2%	69.9%
Reported effective income tax rate (TEB)(1)	(F+A)/E	19.8%	24.4%
Adjusted effective income tax rate(1)	(F+G+H)/D	19.7%	23.9%
Adjusted effective income tax rate (TEB)(1)	I/E	25.5%	28.7%
Cash basic EPS(1)	J/K	$9.38	$7.56	$(0.44)
Cash diluted EPS(1)	J/L	$9.30	$7.49	$(0.44	)(2)	$5.57	$5.22

(1)	Non-GAAP measure.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore cash basic and cash diluted earnings (loss) per share is the same.
     Managed Loans (net of allowance)

$ millions, as at October 31		Reported	Securitized	Managed

2007	Residential mortgages	$91,623	$25,057	$116,680
	Credit card	8,862	4,251	13,113

2006	Residential mortgages	$81,333	$19,896	$101,229
	Credit card	7,046	4,469	11,515

2005	Residential mortgages	$77,179	$17,469	$94,648
	Credit card	6,448	4,088	10,536

46	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Business Line Overview

	CIBC Retail Markets		CIBC World Markets

Overview	CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to almost 11 million personal, wealth and small business clients, as well as investment management services globally to retail and institutional clients. In addition, we offer a full range of financial services to clients in 17 regional markets in the Caribbean through FirstCaribbean International Bank.	Overview	CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets, investment banking, and merchant banking products and services to clients in key financial markets in North America and around the world. We provide innovative capital solutions and advisory expertise across a wide range of industries as well as top-ranked research for our corporate, government and institutional clients.

Objective	CIBC Retail Markets’ objective is to be the primary financial institution for our clients.	Objective	CIBC World Markets’ objective is to maintain and build its strength as a leading broad-based investment bank in Canada, with a specialized focus on targeted capabilities in the U.S., Europe and Asia.

Strategy	Our strategy is to deepen client relationships by meeting more of our clients’ financial needs. To do this, we will continue to leverage our broad advisory capabilities as our key differentiator, while delivering a consistent client service experience and financial products and solutions that meet our clients’ needs.	Strategy	Our strategy is to provide client solutions that facilitate credit and capital markets access as well as to provide advisory capabilities. We will accomplish this by emphasizing profitability and risk management in all of our activities.

2007 in Review
•    Completed a $90 million upgrade to our ABM network across Canada

•    Invested in strengthening our branch network

•    Enhanced our leading credit card offer, including the introduction of CIBC CreditSmart security and credit management features on all CIBC cards and the Aeroplan Mileage Multiplier on the CIBC Aerogold VISA

•    CIBC Wood Gundy achieved a record high in year- end assets under administration of $118.6 billion

•    President’s Choice Financial ranked “Highest in Customer Satisfaction with Midsize Retail Banks” by J.D. Power and Associates (See page 161 for more information)

•    With year-over-year mutual fund net sales growth of $1.75 billion, CIBC Asset Management surpassed $51 billion in retail assets under management

•    CIBC became the controlling shareholder of FirstCaribbean International Bank
2007 in Review
•    Achieved the leading market position in our Canadian M&A business

•    Advising Rio Tinto on the world’s largest mining transaction valued at US$38.1 billion

•    Advising BCE Inc. on the world’s largest leveraged buyout valued at $51.7 billion

•    Key lead advisor, credit provider and underwriter to Fortis Inc. on its $3.7 billion purchase of Terasen Inc.’s gas distribution business; included the third largest fully paid bought deal in Canadian history

•    Led one of the largest debt transactions in Canada issued by the Canada Mortgage Bond Program and valued at $9 billion

•    Became Canada’s only major bank to have a dedicated investment banking office in Winnipeg

•    Like other wholesale banks, we experienced difficult market conditions in the U.S. subprime mortgage market as well as dislocation in the Canadian asset-backed commercial paper market

2008 Priorities	• Strong advisory solutions • Consistent client service experience • Client-focused financial products and solutions	2008 Priorities
•    Strong franchise value in our core Canadian businesses

•    Regional capabilities that connect specific client opportunities in the U.S., Europe and Asia to our core platform

•    Targeted capabilities in select businesses that are a good strategic fit and offer an appropriate balance of risk and return

CIBC Annual Accountability Report 2007	47

Management’s Discussion and Analysis
CIBC Retail Markets

Area of business		Priorities		Measures

Personal & small business banking	- - -	Provide high-quality and consistent client service Increase sales and service capability Improve productivity	- -	Client satisfaction Total funds managed for clients	Funds managed ($ billions)

Imperial Service	- - -	Expand Imperial Service offer in high potential markets Proactively introduce clients in personal banking to CIBC Imperial Service Financial Advisors Improve productivity	- -	Client satisfaction Total funds managed for clients	Total funds managed ($ billions)

Retail brokerage	- -	Maintain a leadership position in full-service brokerage Continue to focus on fee-based business growth	- - -	Client satisfaction Average assets per Investment Advisor Percentage of fee-based revenue	Assets per Investment Advisor ($ millions)

Cards	- - -	Provide high-quality and consistent client service Attract and retain an increased number of cardholders Improve operational efficiency	- - -	Growth in balances Market share Loan losses	Outstanding net of allowance (on a managed basis) (1) ($ billions)

Mortgages and personal lending	- - -	Drive profitable growth while maintaining a risk/reward balance Maintain a competitive product lineup across CIBC and alternative channels Improve operational efficiency	- - -	Growth in balances Market share Loan losses	Residential mortgages (on a managed basis)(1) and personal lending ($ billions)

Asset management	- - -	Improve investment performance Grow managed solutions assets under management (AUM) Improve competitiveness of product offer	- - -	Investment performance Assets under management Market share	Assets under management ($ billions)

FirstCaribbean	- - -	Provide high-quality and consistent client service Improve productivity Increase profitability and shareholder value	- - - -	Growth in loan balances Growth in deposits/funds managed Efficiency ratio EPS growth/return on equity	Loan balances (US$ billions)

(1)	For additional information, see the “Non-GAAP measures” section.

48	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2007	2006	2005

Revenue
Personal and small business banking	$2,101	$2,055	$2,463
Imperial Service	958	929	943
Retail brokerage	1,223	1,183	1,130
Cards	1,876	1,404	1,445
Mortgages and personal lending	1,457	1,483	1,065
Asset management	446	430	455
FirstCaribbean (2)	507	—	—
Other	683	643	684

Total revenue (a)	9,251	8,127	8,185
Provision for credit losses	653	651	772
Non-interest expenses (b)	5,317	4,988	5,151

Income before taxes and non-controlling interests	3,281	2,488	2,262
Income taxes	674	630	689
Non-controlling interests	27	—	—

Net income (c)	$2,580	$1,858	$1,573

Efficiency ratio (b/a)	57.5%	61.4%	62.9%
Amortization of other intangible assets (d)	$29	$3	$3
Cash efficiency ratio(3) ((b-d)/a)	57.2%	61.3%	62.9%
ROE(3)	59.1%	49.7%	42.2%
Charge for economic capital(3) (e)	$(557)	$(487)	$(484)
Economic profit (3) (c+e)	$2,023	$1,371	$1,089
Average assets ($ billions)	$214.9	$187.8	$185.1
Regular workforce headcount	27,135	23,396	24,085

(1)	For additional segmented information, see Note 27 to the consolidated financial statements.

(2)	Consistent with other businesses, revenue includes earnings on capital and internal funding charges.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was up $722 million or 39% from 2006. Revenue increased as a result of the FirstCaribbean acquisition, the Visa gain, volume growth in cards, deposits and mortgages, and higher securitization revenue, offset in part by spread compression. Non-interest expenses were up largely as a result of the FirstCaribbean acquisition.
Revenue
FirstCaribbean revenue is included from the date of acquisition on December 22, 2006. Prior to December 22, 2006, FirstCaribbean was equity-accounted and the revenue was included in “Other”.
     Revenue was up $1,124 million or 14% from 2006.
     Personal and small business banking revenue was up $46 million, mainly due to volume growth, partially offset by lower internal sales commissions received from mortgages and personal lending.
     Imperial Service revenue was up $29 million, primarily due to higher revenue from investment product sales, offset in part by spread compression.
     Retail brokerage revenue was up $40 million, primarily due to higher fee income resulting from growth in asset values, partially offset by lower trading activity.
     Cards revenue was up $472 million, driven by the Visa gain of $404 million. The growth in volume was offset in part by spread compression.
     Mortgages and personal lending revenue was down $26 million. Personal lending was adversely affected by lower spreads and volume. Mortgages benefited from higher securitization revenue, volume growth, and fee income from refinancings, offset in part by spread compression. Internal sales commissions paid were also lower, as noted above.
     Asset management revenue was up $16 million, largely due to higher fee income resulting from growth in average funds managed, partially offset by higher internal sales commissions paid to Imperial Service and retail brokerage.
     Other revenue was up $40 million, mainly due to higher treasury revenue allocations. The prior year included the equity-accounted revenue on FirstCaribbean, as noted above.
Provision for credit losses
     Provision for credit losses was up marginally from 2006, as increased losses in the cards portfolio driven by volume growth and the impact of the FirstCaribbean acquisition were offset by improvements in the personal lending portfolio.
Non-interest expenses
     Non-interest expenses were up $329 million or 7% from 2006, largely due to the FirstCaribbean acquisition, which increased expenses by $325 million.
Income taxes
CIBC Retail Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were up $44 million or 7% from 2006, primarily due to an increase in income, partially offset by an increase in the relative proportion of earnings subject to lower rates of tax, including the lower tax rate on the Visa gain.
Non-controlling interests
Non-controlling interests represent the minority interest in FirstCaribbean.
Average assets
Average assets were up $27.1 billion or 14% from 2006, primarily due to the FirstCaribbean acquisition and increases in mortgages and cards.
Regular workforce headcount
The regular workforce headcount was up 3,739 from 2006, largely due to the FirstCaribbean acquisition and a realignment of staff from Administration, Technology and Operations.
Assets under administration

$ billions, as at October 31	2007	2006	2005

Individual	$151.6	$149.3	$139.5
Institutions	74.4	72.2	60.9
Retail mutual funds	51.0	47.5	43.4

	$277.0	$269.0	$243.8

Assets under administration were up $8.0 billion or 3% from 2006, largely due to an increase in mutual funds, retail brokerage and the impact of the FirstCaribbean acquisition.

CIBC Annual Accountability Report 2007	49

Management’s Discussion and Analysis
CIBC World Markets

Area of business	Priorities	Measures
Capital markets	- Maintain strength in Canada	- Revenue	Capital markets revenue ($ millions)
	- Selectively invest additional financial resources in support of our clients	- Return on capital
	- Maximize value of research product - Enhance capabilities in retail structured products - Refine focus on structured credit activities	- Canadian market share

Investment banking and credit products
-    Maintain market leadership through investing in core relationships

-     Increase credit flexibility in support of core client franchise

-     Increase market penetration in commercial real estate finance

-     Increase international alignment and focus
		- Revenue - Return on capital - Canadian market share	Canadian M&A/Financial advisory leadership by volume ($ billions)

Commercial banking	- Continue to integrate delivery of all CIBC services - Target client acquisition and retention through superior service - Develop our people through training and coaching	- Return on capital - Credit quality - Revenue	Revenue(1) ($ millions)

Merchant banking	- Continue to align to support Canadian investment banking platform	- Revenue - Return on capital - Portfolio size	Merchant banking portfolio size ($ millions)

(1)	Revenue for 2006 and 2005 was restated. For additional information, see the MD&A section.

(2)	“Book Value” on the consolidated balance sheet as at October 31, 2007 was $1,068 million.

50	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2007	2006	2005

Revenue (TEB)(2)
Capital markets	$579	$1,401	$1,391
Investment banking and credit products(3)	1,019	815	1,025
Commercial banking(3)	511	494	498
Merchant banking	464	232	714
Other	(37)	(58)	(53)

Total revenue (TEB)(2) (a)	2,536	2,884	3,575
TEB adjustment	297	224	191

Total revenue (b)	2,239	2,660	3,384
Reversal of credit losses	(30)	(39)	(17)
Non-interest expenses (c)	1,883	2,041	5,149

Income (loss) before taxes and non-controlling interests	386	658	(1,748)
Income taxes	(219)	9	(148)
Non-controlling interests	4	3	71

Net income (loss) (d)	$601	$646	$(1,671)

Efficiency ratio (c/b)	84.1%	76.7%	152.1%
Efficiency ratio (TEB)(2) (c/a)	74.3%	70.8%	144.0%
ROE(2)	28.2%	33.3%	(89.1)%
Charge for economic capital(2) (e)	$(264)	$(250)	$(254)
Economic profit (loss)(2) (d+e)	$337	$396	$(1,925)
Average assets ($ billions)	$113.0	$102.9	$103.0
Regular workforce headcount	2,386	2,291	2,299

(1)	For additional segmented information, see Note 27 to the consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

(3)	Effective November 1, 2006, all cash management revenue previously allocated to investment banking and credit products was transferred to commercial banking on a retroactive basis.
Financial overview
Net income was down $45 million or 7% from 2006. Revenue decreased due to lower capital markets revenue resulting mainly from the mark-to-market losses, net of gains on related hedges, of $777 million ($507 million after-tax) on CDOs and RMBS related to the U.S. residential mortgage market, partially offset by higher merchant banking and investment banking and credit products revenue. Non-interest expenses were lower as a result of the $102 million ($92 million after-tax) net reversal of litigation accruals.
Revenue
Revenue was down $421 million or 16% from 2006.
     Capital markets revenue was down $822 million, driven by lower revenue in debt capital markets, primarily due to the mark-to-market losses on the CDOs and RMBS noted above and lower revenue from other credit trading portfolios, partially offset by higher revenue in equity and commodity structured products and Canadian equities.
     Investment banking and credit products revenue was up $204 million, primarily due to gains associated with corporate loan hedging programs and higher revenue in a consolidated VIE, partially offset by lower investment banking revenue.
     Merchant banking revenue was up $232 million, resulting from higher gains net of write-downs in both direct investments and third-party managed funds.
Non-interest expenses
Non-interest expenses were down $158 million or 8% from 2006, mainly due to lower litigation expenses, including the net reversal of litigation accruals noted above, and lower performance-related compensation, partially offset by the expenses related to the proposed sale of some of our U.S. businesses.
Income taxes
CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were down $228 million from 2006, primarily due to lower pre-tax earnings and an increase in the relative proportion of earnings subject to lower rates of tax, including higher tax-exempt income.
Average assets
Average assets were up $10.1 billion or 10% from 2006, primarily due to normal trading activities.
Regular workforce headcount
The regular workforce headcount was up 95 from 2006, primarily due to a realignment of staff from Administration, Technology and Operations into commercial banking.

CIBC Annual Accountability Report 2007	51

Management’s Discussion and Analysis
     Corporate and Other
Corporate and Other comprises the five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Risk Management — that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets. The revenue and expenses of the functional groups are generally allocated to the business lines.
     During the current year, we moved the Treasury function from Treasury and Risk Management (TRM) into Finance.
Results(1)

$ millions, for the year ended October 31	2007	2006	2005

Total revenue	$576	$564	$929
Reversal of credit losses	(20)	(64)	(49)
Non-interest expenses	412	459	565

Income before taxes and non-controlling interests	184	169	413
Income taxes	69	1	248
Non-controlling interests	—	26	99

Net income	$115	$142	$66

Regular workforce headcount	10,936	11,329	10,924

(1)	For additional segmented information, see Note 27 to the consolidated financial statements.
Financial overview
Net income was down $27 million or 19% from 2006, primarily due to lower income tax recoveries and reversal of the general allowance for credit losses, partially offset by higher revenue from treasury, CIBC Mellon joint ventures and lower project costs.
     We repatriated capital from a foreign operation in the current year, which resulted in a $22 million income tax expense. We also repatriated capital and retained earnings from our non-U.S. foreign operations in the prior year, which resulted in the reversal of related accumulated balances of $47 million, previously recorded in AOCI. This balance was recognized in non-interest income and a related income tax expense of $47 million was also recorded.
Revenue
Revenue was up $12 million or 2% from 2006, primarily due to higher revenue from treasury and CIBC Mellon joint ventures. The prior year included foreign exchange revenue of $47 million on the repatriations noted above and revenue from a VIE which was deconsolidated as of July 31, 2006.
Non-interest expenses
Non-interest expenses were down $47 million or 10% from 2006, reflecting lower project costs largely due to the substantial completion of the Basel II project.
Income taxes
Income taxes were up $68 million from 2006, primarily due to lower income tax recoveries and higher income subject to tax. The current year included an income tax expense of $22 million (2006: $47 million) on the repatriation noted above.
Non-controlling interests
Non-controlling interests in 2006 represents the minority interest in a consolidated VIE. The VIE was deconsolidated as of July 31, 2006.
Regular workforce headcount
The regular workforce headcount was down 393 from 2006, primarily due to the reduction of back office functions and the realignment of staff to the business groups. These decreases were partially offset by the transfer of staff from an external service provider relating to the repatriation of desktop support and related network management services to CIBC.

52	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Financial Condition
Review of Consolidated Balance Sheet

$ millions, as at October 31	2007	2006

Assets
Cash and deposits with banks	$13,747	$11,853

Securities
Trading	58,779	62,331
Available-for-sale	17,430	n/a
Designated at fair value	10,291	n/a
Investment	n/a	21,167

	86,500	83,498

Securities borrowed or purchased under resale agreements	34,020	25,432

Loans
Residential mortgages	91,664	81,358
Personal	29,213	28,052
Credit card	9,121	7,253
Business and government	34,099	30,404
Allowance for credit losses	(1,443)	(1,442)

	162,654	145,625

Derivative instruments	24,075	17,122
Other assets	21,182	20,454

	$342,178	$303,984

Liabilities and shareholders’ equity
Deposits
Personal	$91,772	$81,829
Business and government	125,878	107,468
Bank	14,022	13,594

	231,672	202,891

Derivative instruments	26,688	17,330
Obligations related to securities lent or sold short or under repurchase agreements	42,081	44,221
Other liabilities	21,977	21,013
Subordinated indebtedness	5,526	5,595
Preferred share liabilities	600	600
Non-controlling interests	145	12
Shareholders’ equity	13,489	12,322

	$342,178	$303,984

Assets
Total assets as at October 31, 2007 were up $38.2 billion or 13% from 2006.
     Cash and deposits with banks were up $1.9 billion or 16%, mainly due to normal treasury funding requirements and the FirstCaribbean acquisition.
     Securities were up $3.0 billion or 4%, primarily due to higher MBS inventory to support our ongoing CIBC originated residential mortgage securitization program and the FirstCaribbean acquisition, partially offset by a decrease in trading securities in our wholesale banking, reflecting normal trading activities. Further details on the composition of securities are provided in Note 4 to the consolidated financial statements.
     Securities borrowed or purchased under resale agreements were up $8.6 billion or 34%, primarily due to normal client-driven activities.
     Loans were up $17.0 billion or 12%, primarily due to volume growth in residential mortgages (net of securitizations), the impact of the FirstCaribbean acquisition, and volume growth in the cards portfolio. A detailed discussion of the loan portfolio is included in the “Management of credit risk” section.
     Derivative instruments were up $7.0 billion or 41%, mainly due to higher mark-to-market gains on credit derivatives resulting from widening of the credit spreads. The increase was also due to the reclassification of hedging derivatives from other assets under the new financial instruments accounting standards, and higher gains in foreign exchange derivatives driven by the weakening of the U.S. dollar.
     Other assets were up $728 million or 4%, primarily due to an increase in acceptances, and goodwill and other intangible assets acquired with the FirstCaribbean acquisition. These increases were partially offset by the reclassification of hedging derivatives to derivative instruments and investment in limited partnerships to AFS securities, both under the new financial instruments accounting standards. In addition, as a result of obtaining majority control, our investment in FirstCaribbean is no longer included in other assets.
Liabilities
Total liabilities as at October 31, 2007 were up $37.0 billion or 13% from 2006.
     Deposits were up $28.8 billion or 14%, mainly due to the FirstCaribbean acquisition, and volume growth in deposits attributed to funding requirements and client-driven activities. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the “Supplementary annual financial information”.
     Derivative instruments were up $9.4 billion or 54%, mainly due to higher mark-to-market losses on credit derivatives resulting from widening of the credit spreads. The increase was also due to the reclassification of hedging derivatives from other liabilities under the new financial instruments accounting standards, and higher losses in foreign exchange derivatives driven by the weakening of the U.S. dollar.
     Obligations related to securities lent or sold short or under repurchase agreements were down $2.1 billion or 5%, mainly due to normal client-driven and treasury funding activities, offset in part by the FirstCaribbean acquisition.
     Other liabilities were up $964 million or 5%, mainly due to an increase in acceptances, partially offset by the reclassification of hedging derivatives to derivative instruments under the new financial instruments accounting standards.
     The increase in non-controlling interests of $133 million mainly represents the minority interest in FirstCaribbean.
Shareholders’ equity
Shareholders’ equity as at October 31, 2007 was up $1.2 billion or 9% from October 31, 2006, mainly due to an increase in retained earnings, partially offset by higher losses on the foreign currency translation adjustments component of AOCI resulting from the weaker U.S. dollar.

CIBC Annual Accountability Report 2007	53

Management’s Discussion and Analysis
Capital Resources
Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing, to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. We manage and monitor our capital to maximize risk-adjusted return to shareholders and to meet regulatory requirements.
Regulatory capital and ratios
Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).
     BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.
     Total regulatory capital consists of Tier 1 and Tier 2 capital, less certain deductions. The components of our regulatory capital are shown in the following table.

$ millions, as at October 31	2007	2006	2005

Tier 1 capital
Common shares(1)	$3,133	$3,039	$2,935
Contributed surplus	96	70	58
Foreign currency translation adjustments (component of AOCI)	(1,087)	(442)	(327)
Retained earnings	9,017	7,268	5,667
Non-cumulative preferred shares(2)	2,931	2,981	2,472
Certain non-controlling interests in subsidiaries	136	1	27
Goodwill	(1,847)	(982)	(946)

12,379	11,935	9,886

Tier 2 capital
Perpetual subordinated indebtedness	285	338	377
Preferred shares — other(3)	—	—	509
Other subordinated indebtedness (net of amortization)	5,098	5,257	4,725
Unrealized gains on AFS equity securities in OCI	31	—	—
General allowance for credit losses(4)	890	900	975

6,304	6,495	6,586

Total Tier 1 and Tier 2 capital	18,683	18,430	16,472
Securitization-related deductions	(123)	(124)	(45)
Investments in unconsolidated subsidiaries and other substantial investments	(802)	(1,723)	(1,656)

Total capital available for regulatory purposes	$17,758	$16,583	14,771

Regulatory capital ratios
Tier 1 capital	9.7%	10.4%	8.5%
Total capital	13.9%	14.5%	12.7%
Assets-to-capital multiple	19.0	x	18.0	x	18.4	x

(1)	Does not include short trading positions of $4 million (2006: $6 million; 2005: $17 million) in CIBC common shares.

(2)	Includes non-cumulative preferred shares totalling $600 million (2006: $600 million; 2005: $600 million) that are redeemable by the holders and as such, are shown as preferred share liabilities on the consolidated balance sheet.

(3)	Represents the amount of non-cumulative preferred shares not included in Tier 1 capital. OSFI limits the amount of non-cumulative preferred shares that can be included in Tier 1 capital to 25% of Tier 1 capital; any excess can be included in Tier 2 capital.

(4)	The amount of general allowance for credit losses eligible for inclusion in Tier 2 capital is the lesser of the total general allowance or 0.875% of risk-weighted assets.
Tier 1 capital increased by $444 million from 2006, primarily due to internal capital generation, partially offset by higher losses on the foreign currency translation adjustments component of AOCI resulting from the weaker U.S. dollar, and an increase in goodwill arising from the FirstCaribbean acquisition. Including the effect of prescribed regulatory adjustments, our total regulatory capital increased by $1,175 million, mainly due to the increase in Tier 1 capital noted above, and a reduction in the equity-accounted investment as a result of the FirstCaribbean acquisition.
     Our capital ratios are strong and in excess of OSFI’s minimum standard for Tier 1 and total capital ratios. During the year, we have complied in full with all of our regulatory capital requirements.
Capital management
Our capital management policies, established by the Board, relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stresses to the vast majority of our exposures to determine the impact on the consolidated statement of operations, risk-weighted asset requirements, and consequently key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.
     The following were the main capital initiatives undertaken in 2007:
Subordinated debt
•	On March 23, 2007, FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean, issued TT$195 million ($30 million) principal amount of Guaranteed Subordinated Term Notes due 2017 guaranteed on a subordinated basis by FirstCaribbean;

•	On June 22, 2007, our wholly-owned subsidiary CIBC World Markets plc issued €200 million ($274 million) principal amount of Floating Rate Subordinated Step-up Callable Notes due 2017 guaranteed on a subordinated basis by CIBC;

•	On August 14, 2007, CIBC World Markets plc redeemed all of its US$300 million Floating Rate Subordinated Notes due 2012 at 100% of their principal amount plus accrued interest;

•	On August 27, 2007, pursuant to our offer, the holders of $31 million of 5.89% Debentures (subordinated indebtedness) due February 26, 2013, elected to convert their holdings to CIBC deposit notes; and

•	During October 2007, we purchased and cancelled $220 million par value of our 4.55% Medium Term Notes due March 28, 2016 (Subordinated Indebtedness).

54	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Preferred shares
•	On November 15, 2006, we issued 18 million 4.70% Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each for an aggregate amount of $450 million;

•	On January 31, 2007, we redeemed all 16 million outstanding Non-cumulative Class A Series 24 Preferred Shares for an aggregate consideration of $416 million;

•	On February 14, 2007, we issued 12 million 4.50% Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each for an aggregate amount of $300 million; and

•	On July 31, 2007, we redeemed all 16 million outstanding Non-cumulative Class A Series 25 Preferred Shares for an aggregate consideration of $416 million.
Common shares
Pursuant to stock option plans, we issued 1.8 million new common shares for a total consideration of $98 million for the year ended October 31, 2007.
     On April 30, 2007, the Toronto Stock Exchange (TSX) accepted our notice of intention to commence a normal course issuer bid. Purchases under this bid commenced on May 2, 2007 and concluded on October 31, 2007. Under this bid, we repurchased and cancelled approximately 3.1 million shares at an average price of $99.54 for a total amount of $306 million.
     Subsequent to year-end, on November 9, 2007, the TSX accepted our notice of intention to commence a normal course issuer bid. Purchases under this bid will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or October 31, 2008. Under this bid, from time to time, we may purchase for cancellation up to 9 million common shares.
Dividends
From the end of 2006, we increased our quarterly common share dividend from 70 cents per share to 87 cents per share. Common and preferred share dividends are declared quarterly at the discretion of the Board. In addition, the declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada) and the terms of the preferred shares, as explained in Note 17 to the consolidated financial statements.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. It comprises the capital required to protect against unexpected losses, in periods of near catastrophic “worst case” loss scenarios, while remaining an independent going concern. Economic capital is therefore an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients and business lines, as required. This enables us to measure and compare risk-adjusted returns across products and business lines, and contributes to the analysis of where to direct the allocation of scarce balance sheet resources.
     Our economic capital methodology comprises a number of key risk types including credit, strategic, operational and market risk capital.
•	Credit risk is the risk of loss associated with a client default or other adverse credit conditions (including counterparty credit risk), leading to the client’s inability to meet its financial obligations;

•	Strategic risk reflects the risk of failure in strategic investments, either through acquisitions or organic growth;

•	Operational risk is defined as the risk of direct or indirect losses from inadequacies or failures in people, processes, systems and external events; and

•	Market risk is the risk of losses arising from changes in market prices such as interest rates, foreign exchange rates, equity prices, commodity prices, etc. and is captured for both trading and non-trading books.
Total economic capital by risk type
Total economic capital by segments

CIBC Annual Accountability Report 2007	55

Management’s Discussion and Analysis
Risk-weighted assets
Risk weighted assets arising from credit risk are calculated by applying the weighting factors specified in OSFI guidelines to on-balance sheet assets and off-balance sheet instruments. Risk-weighted assets reflecting market risk in the trading portfolio are calculated based on our VaR models approved by OSFI.

	2007	2007
	Balance sheet	Risk-weighted	Risk-weighted amounts
$ millions, as at October 31	amount	amount	2006	2005

On-balance sheet assets
Cash and deposits with banks	$13,747	$792	$884	$788
Securities	86,500	4,034	1,992	3,213
Securities borrowed or purchased under resale agreements	34,020	1,558	564	551
Mortgage loans	97,368	23,587	25,413	27,939
Other loans and acceptances	65,286	59,681	58,728	58,736
Other assets	45,257	12,879	7,202	6,886

Total on-balance sheet assets	342,178	102,531	94,783	98,113

	Notional	Risk-weighted
Off-balance sheet instruments	amount	amount
Credit-related arrangements
Lines of credit	58,013	8,444	7,305	6,828
Guarantees and letters of credit	6,625	3,226	2,785	2,973
Securities lending(1)(2)	69,221	512	220	141
Other	353	353	346	411

	134,212	12,535	10,656	10,353
Derivatives	1,221,416	8,506	5,130	4,320

Total off-balance sheet instruments	1,355,628	21,041	15,786	14,673

Total risk-weighted assets before adjustments for market risk		123,572	110,569	112,786

Add: market risk for trading activity		3,852	4,211	3,491

Total risk-weighted assets		$127,424	$114,780	$116,277

(1)	Includes the full contract amount of custodial client securities totalling $51.7 billion (2006: $44.6 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(2)	Securities lending of $4.9 billion (2006: $5.4 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.
Outstanding share data

				Conversion for common shares
	Shares outstanding			CIBC’s	Shareholders’
As at November 30, 2007	No. of shares	$ millions		conversion date	conversion date

Class A Preferred Shares
Classified as liabilities
Series 19	8,000,000	$200		April 30, 2008	April 30, 2013
Series 23	16,000,000	400		October 31, 2007	July 31, 2011

Total		$600

Classified as equity
Series 18	12,000,000	300		not convertible	not convertible
Series 26	10,000,000	250		April 30, 2008	not convertible
Series 27	12,000,000	300		October 31, 2008	not convertible
Series 28(1)	2,000	—	(2)	not convertible	not convertible
Series 29	13,232,342	331		May 1, 2010	not convertible
Series 30	16,000,000	400		not convertible	not convertible
Series 31	18,000,000	450		not convertible	not convertible
Series 32	12,000,000	300		not convertible	not convertible

Total		$2,331

Common shares(3)	334,916,118	$3,130

Stock options outstanding	7,156,410

(1)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC.

(2)	Due to rounding.

(3)	Includes treasury shares: 64,696, $5 million.
As noted in the table above, certain series of Class A Preferred Shares provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
Basel II
Effective November 1, 2007, CIBC is subject to new regulatory capital requirements. The International Convergence of Capital Measurement and Capital Standards: a Revised Framework, commonly known as Basel II, was developed under the auspices of the Basel Committee on Banking Supervision. The new framework is designed to improve bank safety and soundness by more closely linking a bank’s regulatory capital requirements with its risk profile. For further details, see the “Management of risk” section.

56	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
    Off-balance Sheet Arrangements
Off-balance sheet arrangements include securitizations, derivatives, credit-related arrangements, and guarantees. These off-balance sheet arrangements are either not recorded on the consolidated balance sheet or are recorded in amounts that differ from the full contract or notional amounts. They could have a current or future effect on our financial condition as they involve, among other risks, varying elements of market, credit and liquidity risk, as discussed in the “Management of risk” section. Off-balance sheet arrangements are generally undertaken both as a revenue-generating business activity and for risk management, capital management and/or funding management purposes.
Securitizations
Off-balance sheet arrangements may involve the use of VIEs. VIEs are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks. VIEs are often used for securitizing our own assets or third-party assets and may be formed as corporations, partnerships, limited liability companies or trusts. In a securitization, an entity transfers assets to a VIE in exchange for cash. A VIE may also buy certain predefined assets for cash in the marketplace (where the seller may at times be CIBC). The VIE will fund these purchases by issuing ownership interests and debt securities in the form of commercial paper and other evidence of indebtedness to third-party investors. VIEs are generally structured to be bankruptcy remote, thereby insulating investors from creditors of other entities, including the asset seller. Investors can benefit from, and may have recourse to, the VIE assets, including a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee or other forms of credit enhancements. Accordingly, the debt securities issued by the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.
Securitization of our own assets
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE that purchases these assets should be consolidated into our financial statements. We record the transaction as a sale of assets when the derecognition criteria are met, and when we are not required to consolidate the VIE. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered retained interests in the securitized assets. We continue to service all securitized assets after transfer.
    The following table provides details on our securitized assets. Further details on our securitization transactions are provided in Note 6 to the consolidated financial statements.

$ millions, as at or	Residential	Commercial	Credit
for the year ended October 31	mortgages	mortgages	card

2007 Outstanding securitized assets(1)	$25,057	$675	$4,251
Retained interests(2)	264	—	317
Liquidity facilities (2)	671	—	—
Securitization revenue(3)	94	(1)	396

2006 Outstanding securitized assets(1)	$19,896	$375	$4,469
Retained interests	236	—	336
Liquidity facilities	866	—	—
Securitization revenue(3)	69	7	408

(1)	Residential mortgages include $249 million (2006: $1,158 million) of fixed-rate mortgages securitized to a Qualifying Special Purpose Entity (QSPE).

(2)	Residential mortgages retained interests include $52 million of investment in one of our securitization vehicles. The liquidity facilities are net of that investment.

(3)	Includes gain on sale of securitized assets of $40 million (2006: $35 million).
Credit card receivables
Credit card receivables are securitized through a trust, which is established to purchase co-ownership interests in the receivables with the proceeds of securities issued by the trust. We sell co-ownership interests in receivables to the trust on a non-recourse basis. We are one of several underwriters that distribute securities issued by the trust. We continue to maintain the credit card client account relationships and provide servicing for receivables sold to the trust. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trust each period to replenish receivable amounts as clients repay their balances. This trust meets the criteria for a QSPE pursuant to the CICA Accounting Guideline (AcG) 12, “Transfers of Receivables”, and, accordingly, we do not consolidate this trust.
     We retain some risk of loss with respect to the receivables held by the trust to the extent of our retained interest. Our interest in the excess spread from the trust is subordinate to the trust’s obligation to the holders of its asset-backed securities. The excess spread represents our participation in the residual income after all the interests and administrative expenses have been paid. As a result, excess spread absorbs losses with respect to credit card receivables before payments to the note-holders are affected. Subordinated notes, which we may retain, also absorb losses before payments to senior note-holders are affected.
Residential mortgage loans
We securitize insured fixed- and variable-rate residential mortgages through the creation of mortgage-backed securities. Substantially all of the securities are sold through the Canada Mortgage Bond Program, sponsored by Canada Mortgage and Housing Corporation (CMHC), to a trust that issues securities to investors. We maintain the client account relationships and continue to service the securitized loans. We also enter into swap arrangements with the trust to receive monthly principal and interest cash flows from the securitized assets and pay non-amortizing bond cash flows with fixed interest payments and principal at maturity. We also securitize uninsured fixed-rate mortgages to a QSPE which we are not required to consolidate.
Commercial mortgage loans
We also securitize certain commercial mortgages through a trust that issues securities. We retain no beneficial interest in these mortgages, but we continue to service these mortgages.

CIBC Annual Accountability Report 2007	57

Management’s Discussion and Analysis
Securitization of third-party assets
CIBC sponsored multi-seller conduits
We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. These conduits provide our clients with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.
     We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and operations services. Commencing September 17, 2007, the liquidity facilities for our sponsored ABCP programs in Crisp Trust, Franchise Trust, Franchise Trust II, Macro Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. Prior to September 17, 2007, we provided liquidity facilities in the event that funding for such conduits became unavailable as a result of a general market disruption.
     We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.
     Revenue from the above activities amounted to approximately $21 million (2006: approximately $18 million).
CIBC structured collateralized debt obligation (CDO) vehicles
We act as structuring and placement agent for certain asset-backed investment vehicles known as CDO vehicles. Debt securities, such as collateralized loan obligations (CLOs), RMBS and ABCP, or credit derivatives are held by CDO vehicles which offer tranched securities to investors to match their investment needs and preferences. We receive market-rate fees for these activities. In addition, we may lend to, or invest in, the debt or equity tranches of these vehicles, and may act as a counterparty to derivative contracts. In a number of transactions structured on behalf of clients, we first purchase the assets and positions at their request and warehouse them until the CDO transaction is completed. CIBC or a third-party manager typically manages the CDO vehicles’ assets and positions which act as collateral for the tranched securities issued by the vehicles. The creditors of the CDO vehicles have no recourse to our general credit except where we have provided liquidity or credit facilities, or are a counterparty to a derivative transaction involving a CDO vehicle.
     Revenue from all of the above activities amounted to approximately $21 million (2006: approximately $10 million).
Third-party structured CDOs, CLOs, and other asset-backed vehicles
We may act as an administrator or financial advisor to third-party structured conduits including CDOs, CLOs and other asset-backed vehicles. We may provide liquidity facilities and credit enhancements to, hold notes in, and act as counterparty to derivative contracts entered into by third-party structured conduits. We also assume the risk of third-party structured vehicles through written credit derivatives with clients which we hedge through credit derivative transactions with investment-grade counterparties.
     Our exposures to entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured) are summarized in the table below:

$ millions, as at October 31	2007				2006
		Undrawn		Written		Undrawn		Written
		liquidity		credit		liquidity		credit
	Investment	and credit		derivatives	Investment	and credit		derivatives
	and loans(1)	facilities		(notional)(2)	and loans(1)	facilities		(notional)(2)

CIBC sponsored multi-seller conduits	$3,029	$12,092	(3)	$—	$40	$13,413	(3)	$—
CIBC structured CDO vehicles	320	154		1,031	636	367		417
Third-party structured vehicles	3,409	2,236		31,583	4,541	2,522		26,691

(1)	Amounts are net of mark-to-market losses. Excludes securities issued by entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), and Student Loan Marketing Association (Sally Mae). $2.0 billion (2006: $1.5 billion) of the exposure was hedged by credit derivatives with investment-grade third parties.

(2)	Comprises credit derivatives written options and total return swaps under which we assume exposures. The fair value recorded on the consolidated balance sheet was $(3.8) billion (2006: $58 million). Notional amounts of $31.7 billion (2006: $23.3 billion) were hedged with credit derivatives protection from investment-grade third parties, the fair value of these hedges was $3.4 billion (2006: $14 million). Accumulated fair value losses amount to $484 million on unhedged written credit derivatives. Under certain credit derivative arrangements, we can be called upon to purchase the reference assets at par with the simultaneous termination of the credit derivatives; the notional amount of these trades totalled approximately $6.5 billion (2006: $3.8 billion) and the fair value was approximately $(470) million (2006: $6 million).

(3)	Net of $3,029 million (2006: $40 million) of investment in CIBC sponsored multi-seller conduits.
Other financial transactions
We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances.
     We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee.
     We participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We participate in the derivatives market, both as a market maker facilitating the needs of our clients and as a principal to manage the risks associated with our funding, investing and trading strategies. We enter into credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs.
     We also assume credit risks of clients through credit derivatives, and in turn offset these risks by entering credit derivative contracts with

58	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
third-party financial institutions; these are known as intermediation trades. Other than counterparty risk, we are not exposed to any form of credit or market risk on these intermediation trades.
     All derivatives are recorded at fair value on our consolidated balance sheet; however, our exposures for certain derivatives, such as credit derivatives, can be up to the notional amount of the contracts.
See Notes 2 and 14 to the consolidated financial statements for details on derivative contracts and the risks associated with them.
     Credit-related arrangements
We enter into various commitments to meet the financing needs of clients, which are summarized in the table below. For a detailed description of these arrangements, see Note 24 to the consolidated financial statements.

	Contract amounts expiration per period
	Less than	1-3	3-5	Over	2007	2006
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Securities lending(1)(2)	$69,221	$—	$—	$—	$69,221	$61,593
Unutilized credit commitments(3)	29,194	1,772	8,120	1,649	40,735	39,267
Backstop liquidity facilities	17,278	—	—	—	17,278	16,733
Standby and performance letters of credit	5,084	320	559	390	6,353	6,094
ALM credit derivatives written options(4)	79	24	—	—	103	184
Documentary and commercial letters of credit	165	—	2	2	169	90
Other	353	—	—	—	353	374

	$121,374	$2,116	$8,681	$2,041	$134,212	$124,335

(1)	Includes the full contract amount of custodial client securities totalling $51.7 billion (2006: $44.6 billion) lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(2)	Securities lending of $4.9 billion (2006: $5.4 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $30.1 billion (2006: $28.4 billion), of which $18.5 billion (2006: $14.8 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, which are revocable at our discretion at any time.

(4)	Represents notional amount of asset/liability management (ALM) credit derivatives written options.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due.
For a detailed description of our guarantees, maximum potential future payments, and the liability recorded on the consolidated balance sheet, see Note 24 to the consolidated financial statements.

CIBC Annual Accountability Report 2007	59

Management’s Discussion and Analysis
Management of Risk
     Risk Overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. This is achieved through a comprehensive framework of measurement, monitoring and control policies, procedures and standards. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section included within the Annual Accountability Report.
Several groups within Risk Management (RM) and Finance, independent of the originating businesses, contribute to our management of risk, including:
•	Treasury — provides enterprise-wide funding and asset/liability, liquidity, cash and collateral management; ensures that we are strongly and effectively capitalized; and manages capital in our subsidiaries, affiliates and legal entities;

•	Credit and Investment Risk Management groups — provide independent, enterprise-wide oversight of the adjudication, management and monitoring of global credit risk; apply market-based techniques and models to the measurement, monitoring and control of risks in the credit portfolios and merchant banking investments;

•	Market Risk Management (MRM) — provides independent, enterprise-wide oversight of the management and related measurement, monitoring and control of trading and non-trading market risk and trading credit risk;

•	Operational Risk Management — provides independent identification, measurement, monitoring and control of operational risk enterprise-wide; and

•	Balance Sheet Measurement, Monitoring and Control — oversees the balance sheet resource allocation process; and provides independent, enterprise-wide oversight of the measurement, monitoring and control of our balance sheet resources, economic capital, and model risk including independent validation of the risk-rating systems and parameters.
Risk Management Structure

(1)	Previously named “Financial Transactions Oversight Committee” until October 31, 2007.

60	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
     Basel II Capital Accord
On November 1, 2007, a new capital management framework, commonly called Basel II became effective, which is designed to enhance the risk sensitivity of regulatory capital. Under the new Basel II Framework, regulatory capital for the first time includes a charge for operational risk. In addition, the new rules permit wider discretion by bank regulators to increase or decrease capital requirements in line with the circumstances of individual banks. The new rules require greater transparency of risk management information intrinsic to underlying risks and capital adequacy.
     The Basel II Framework consists of three pillars: Pillar 1 prescribes the risk-focused regulatory capital requirements, Pillar 2 deals with supervisory review, and Pillar 3 with market disclosure.
Credit risk
The Basel II Framework allows a financial institution to adopt one of two approaches to calculating regulatory capital: (a) the standardized approach which uses prescribed risk weights or (b) an internal ratings based (IRB) approach which allows the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Under the standardized approach, risk weights determined by regulators are assigned to exposures and the amount of the exposure may be reduced by any eligible financial collateral that is held by the institution. Under the IRB option, an institution can adopt one of two approaches: (a) the “foundation approach” which uses an internal estimate for the probability of default (PD) and regulatory weights for loss given default (LGD) and exposure at default (EAD); or (b) the “advanced approach” (AIRB) which uses internal estimates for all three of the PD, LGD and EAD inputs to the calculation. The PD, LGD and EAD terms are defined further in the “Management of credit risk” section. The use of the more advanced methodology should result in capital requirement calculations that are more sensitive to the underlying risks.
     OSFI has stated that all material portfolios must be reported on the AIRB basis unless OSFI has explicitly granted approval to use the standardized approach. Any portfolio which is reported on a standardized basis can remain on a standardized basis as long as it is deemed immaterial. In the event that any one of the standardized portfolios becomes material, management will implement plans to transition it to an AIRB approach as required by OSFI.
     Final approval of the use of the AIRB approach to the calculation of credit risk capital and any conditions attached thereto are expected to be received from OSFI by December 31, 2007.
Operational risk
For operational risk, the Basel II Framework allows a financial institution to adopt one of three approaches: (a) the basic indicator approach, which is based on a regulatory defined single percentage being applied to the annual gross income of the financial institution; (b) the standardized approach, which is the same as (a) except that multiple regulatory defined percentages are applied to the gross income on the basis of regulatory specified business lines; and (c) the advanced measurement approach (AMA), which is based on the application of quantitative and qualitative criteria encompassing internal and external historical data and scenario analysis.
     OSFI permits the use of either the standardized or the AMA approach. CIBC has elected to use the AMA approach in the calculation of regulatory capital. On August 1, 2007, CIBC received Conditional Acceptance from OSFI to implement the AMA approach effective November 1, 2007. OSFI has set the target date for Formal Acceptance as December 31, 2008 or earlier.
Market risk
Market risks associated with the trading book are subject to the provisions of the Market Risk Amendment to the Basel Accord, which was originally issued in 1996 and subsequently revised in 1998. Basel II does not introduce a material change in the calculation of regulatory capital for market risk in the trading book and we continue to use the Internal Models Approach (IMA) approved by OSFI. Our economic capital assessment relies upon the same models, calibrated to a soundness standard of 99.865%, with differing holding periods for capital dependant upon the perceived liquidity of our various trading portfolios.

CIBC Annual Accountability Report 2007	61

Management’s Discussion and Analysis
Credit Risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with agreed terms.
Governance
The Capital and Risk Committee (CRC) is responsible for the oversight of key credit policies and limits. These policies and limits are subject to annual review and approval by the Risk Management Committee (RMC) of the Board of Directors. The CRC is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk, as well as overseeing the quality of the credit portfolio in accordance with credit policies and limits.
     Senior management reports to the RMC at least quarterly on material credit risk matters, including individual credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Impaired loan balances, allowances and credit losses are reviewed by the RMC and the Audit Committee quarterly.
     RM provides enterprise-wide adjudication and oversight of the management of credit risk in our credit portfolios. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards and limits. Lending authorities are controlled to ensure decisions are made by qualified and experienced personnel.
Policies and standards
Our management of credit risk starts with the establishment of sound lending principles. A framework of documented policies, segment specific standards and guidelines, processes and controls, together with risk concentration limits are designed to reflect our risk appetite. Our policies, standards and procedures govern how credit risk is measured, monitored, reported and controlled.
Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit risk management unit that is independent of the originating businesses. Approval authorities are well-defined, and are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the RMC for approval.
     After initial approval, individual credit exposures are monitored on an ongoing basis, with a full risk assessment including review of assigned ratings documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of the highest risk loans to minimize losses.
     We ensure diversification of the business and government loan portfolios by monitoring exposures against concentration limits established for individual borrowers or groups of related borrowers, industry sectors, countries and geographic regions and selected products and/or types of lending, and by adhering to strict underwriting standards. Higher risk or concentrated positions are reduced through the use of direct loan sales, credit derivative hedges or structured transactions. Selected credit exposures are added to the portfolio to enhance diversification and increase overall return.
Credit derivatives
We use credit derivatives to mitigate industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques. As at October 31, 2007, the notional amount of credit protection purchased against our business and government loan and counterparty exposures was $5.9 billion (2006: $5.7 billion). The largest sector concentrations hedged through these programs were oil and gas $2.3 billion (2006: $1.9 billion), mining $659 million (2006: $211 million), and financial intermediaries $1.3 billion (2006: $972 million). All counterparties from whom we have purchased credit derivative protection are investment-grade financial institutions or Canadian sovereign entities.
     In addition, as at October 31, 2007, we have purchased credit index hedges for portfolio diversification totalling $1.9 billion (2006: $2.2 billion). We do not necessarily have exposure to the obligors referenced by the index. Virtually all of our credit protection is denominated in U.S. dollars, and overall the portfolio has decreased due to the strengthening of the Canadian dollar versus the U.S. dollar.
Guarantees
We obtain third party guarantees and insurance to reduce the risk in our lending portfolios. The most material amount of these guarantees relate to our residential mortgage portfolio, where these exposures are guaranteed by the Government of Canada or large highly rated counterparties.
Collateral
Collateral pledged in support of credit facilities is managed to ensure that its risk mitigation effects can be fully recognized and exercised. We have documented policies and standards regarding collateral management, including valuation, verification requirements and legal certainty. As well, systems are in place to capture key information regarding the tracking, management, valuation, maintenance and realization of collateral, with valuations updated periodically depending on the nature of the collateral.
     The main types of collateral obtained are: cash or securities for securities lending and reverse repurchase transactions; charges over inventory, receivables and real estate properties for lending to commercial borrowers; mortgages over residential properties for retail lending; and operating assets for corporate and small business borrowers. We are satisfied that there is no undesirable concentration in the collateral supporting our credit exposure.

62	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Risk measurement
Business and government portfolios
(excluding scored small business) — risk rating method
The portfolio is relatively heterogeneous and comprises exposures to corporate, sovereign and bank obligors. These obligors are individually assessed and assigned a rating that reflects our estimate of the probability of default. Migration between categories occurs as our assessment of their probability of default changes. A mapping between our internal ratings and the long-term debt rating categories used by Standard & Poor’s and Moody’s is shown in the table below. Certain smaller exposures may be assessed on a simplified scale, but this simplified scale is mapped to the more detailed risk rating system for consolidation and reporting purposes.
CIBC internal rating scale and mapping to external rating agencies

	CIBC	Standard &	Moody’s Investor
Grade	rating	Poor’s equivalent	Services equivalent

Investment grade	00/10	AAA	Aaa
	21	AA+	Aa1
	24	AA	Aa2
	27	AA-	Aa3
	31	A+	A1
	34	A	A2
	37	A-	A3
	41	BBB+	Baa1
	44	BBB	Baa2
	47	BBB-	Baa3

Non-investment grade	51	BB+	Ba1
	54	BB	Ba2
	57	BB-	Ba3
	61	B+	B1
	64	B	B2
	67	B-	B3

Watchlist	70	CCC+/CCC	Caa1/Caa2
	75	CCC/CCC-	Caa2/Caa3
	80	CC	Ca

Default	90	D	C

The methodologies we use to assign internal risk ratings are independent of the methodologies used by external rating agencies. While many of the same risk drivers are assessed, the concluded outcomes may be different. As part of our risk-rating methodology, the risk assessment must include a review of all external ratings of the borrower. The majority of our obligors are not rated by an external rating agency. The obligor rating assessment takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. In certain circumstances, where a guarantee from a third party exists, both the obligor and the guarantor will be assessed.
     We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. The internal risk ratings standardize the quantification of risk across portfolios. They are also used in monitoring the portfolio, and are key inputs used in our risk-based models for the attribution of the credit risk component of economic capital. The risk ratings also impact pricing decisions, the level of seniority of approval required, and are critical to the limits that we use in managing our exposures to individual obligors and groups of related obligors. Over the past several years, we have continued to develop and improve our origination and tracking systems which collect data for future risk rating and parameter calibration.
We assess risk exposure along three dimensions:
•	Probability of default (PD) — the probability that the obligor will default within the next 12 months. A default is considered to have occurred when we consider that the obligor is unlikely to pay its credit obligations in full, without recourse to the security held, or when the obligor is more than 90 days past due on any material credit obligation.
•	Exposure at default (EAD) — the amount drawn by the obligor plus an estimate of the further amount which may be drawn by the time of default. For repos and securities lending activities, EAD is the amount that would be owed to us over the time it would take us to close out all transactions. Over-the-counter derivative exposure is determined by measuring the potential future credit exposure, taking into account any legally enforceable netting agreements based upon statistically driven simulation approaches, and any legally enforceable risk-mitigating arrangements for each obligor, such as netting and margin.
•	Loss given default (LGD) — the expected severity of loss as the result of the default, expressed as a percentage of the amount outstanding when the default occurs. LGD ratings are assigned for each exposure taking into account the capital structure of the borrower, the type and quality of the collateral, as well as the quantity of collateral in relation to the secured debt.
Parameter estimates for each of these dimensions are long-term averages with appropriate adjustment for the impact of any potential change in the credit cycle. Expected loss for any given exposure is the product of the PD, EAD and LGD. Actual loan losses may vary significantly from expected losses due to changes in the economic environment and unpredictable external events. As well, expected loss is an estimate at the date of the consolidated balance sheet, and actual losses will be impacted by both growth in the portfolio, and changes in the portfolio composition.
     The effectiveness of the risk rating systems and the parameters associated with the risk ratings are monitored regularly within RM and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the RM validation group, which is independent of both the origination business and the model development process.
     Canadian commercial mortgages which comprise non-residential mortgages and multi-family residential mortgages, are subject to a simplified risk-rating process. This process is focused on the factors that impact the credit risk for this product such as the debt servicing ratio, adequacy of the security, and mortgage insurance.
     We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the consolidated financial statements. The probability of default of our counterparties is measured in the same manner as our direct lending activity.
Retail and scored small business portfolios — credit scoring method
Retail and scored small business portfolios are characterized by a large number of relatively small exposures and are managed as pools of homogenous risk exposures. External credit bureau scores are used along with our behavioural assessment to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures

CIBC Annual Accountability Report 2007	63

Management’s Discussion and Analysis
vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.
Total loans and acceptances
As at October 31, 2007, total loans and acceptances after allowance for credit losses totalled $170.7 billion (2006: $151.9 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 75.7% (2006: 76.2%) of the portfolio, whereas business and government loans (including acceptances) constitute 24.3% (2006: 23.8%).
     Consumer loans increased $13.3 billion or 11.5% from the prior year, resulting mainly from volume growth and the acquisition of FirstCaribbean. The main increases were in: residential mortgages by $10.3 billion or 12.7% ($15.5 billion or 15.3% on a managed basis(1)) and credit card loans by $1.8 billion or 25.8% ($1.6 billion or 13.9% on a managed basis(1)). Residential mortgages constitute 71.0% (2006: 70.2%) of the total consumer loan portfolio and exhibit very low levels of credit risk.
     The increase in the business and government loans (including acceptances) by $5.4 billion or 15.1% from the prior year was largely due to the FirstCaribbean acquisition.
Concentration of loans and acceptances after allowance for credit losses
Concentration of credit risk exists when a number of counterparties are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political or other conditions.
Business and government loans (including acceptances) by geographic distribution(2)

Business and government loans (including acceptances) by industry group

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Classification based upon country of ultimate risk.

64	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Impaired loans and allowance for credit losses

	Business			Business			Business
	and			and			and
$ millions, as at or for	government	Consumer	2007	government	Consumer	2006	government	Consumer	2005
the year ended October 31	loans	loans	Total	loans	loans	Total	loans	loans	Total

Gross impaired loans
Balance at beginning of year	$244	$386	$630	$516	$433	$949	$723	$386	$1,109
New additions	437	1,213	1,650	261	1,152	1,413	476	1,226	1,702
Returned to performing status, repaid or sold	(165)	(391)	(556)	(354)	(512)	(866)	(428)	(433)	(861)

Gross impaired loans prior to write-offs	516	1,208	1,724	423	1,073	1,496	771	1,179	1,950
Write-offs	(146)	(715)	(861)	(179)	(687)	(866)	(255)	(746)	(1,001)

Balance at end of year	$370	$493	$863	$244	$386	$630	$516	$433	$949

Specific allowance
Balance at beginning of year	$179	$363	$542	$280	$381	$661	$414	$387	$801
Write-offs	(146)	(715)	(861)	(179)	(687)	(866)	(255)	(746)	(1,001)
Provisions	51	580	631	27	585	612	88	668	756
Recoveries	66	81	147	50	68	118	41	83	124
Transfer from general allowance(1)	—	5	5	—	11	11	—	—	—
Foreign exchange and other adjustments(2)	44	45	89	1	5	6	(8)	(11)	(19)

Balance at end of year(3)	$194	$359	$553	$179	$363	$542	$280	$381	$661

Net impaired loans
Balance at beginning of year	$65	$23	$88	$236	$52	$288	$309	$(1)	$308
Net change in gross impaired	126	107	233	(272)	(47)	(319)	(207)	47	(160)
Net change in allowance	(15)	4	(11)	101	18	119	134	6	140

Balance at end of year(3)	$176	$134	$310	$65	$23	$88	$236	$52	$288

Gross impaired loans less specific allowance as a percentage of related assets(4)			0.15%			0.05%			0.17%

(1)	Related to student loan portfolio.

(2)	Includes $117 million related to the FirstCaribbean acquisition.

(3)	Excludes allowance on letters of credit (2007: nil; 2006: $2 million; 2005: $2 million).

(4)	The related assets include loans, securities borrowed or purchased under resale agreements, and acceptances.
Impaired loans and allowance for credit losses
Impaired loans
During the year, approximately $1.7 billion of loans were newly classified as impaired, up $237 million from 2006. Overall, new Canadian classifications decreased by $122 million, whereas new foreign classifications increased by $359 million, largely related to the FirstCaribbean acquisition.
     Reductions in gross impaired loans through remediation, repayment or sale were $556 million, down $310 million from 2006. The decrease comprised $121 million in consumer loans and $189 million in business and government loans. For the year, write-offs totalled $861 million, down $5 million from the prior year. Business and government loan write-offs decreased by $33 million, while consumer loan write-offs increased by $28 million.
     Additional details on the geographic distribution and industry classification of our impaired loans are provided in the “Supplementary annual financial information”.
Allowance for credit losses
The total allowance for credit losses comprises specific and general components carried on the consolidated balance sheet.
     For a discussion on the methodologies used in establishing the allowance for credit losses, see the “Critical accounting policies and estimates” section. Breakdown of the allowance by geographic regions and industry classifications is provided in the “Supplementary annual financial information”.
     Total allowance for credit losses was $1,443 million, down $1 million from October 31, 2006.
     Specific allowance for credit losses was $553 million, up $9 million or 2% from October 31, 2006. The increase was mainly in credit cards due to the growth in the portfolio.
     General allowance was $890 million, down $10 million or 1% from October 31, 2006. The reversal of $28 million of general allowance, and a transfer of $5 million to the specific allowance related to the student loans portfolio were partially offset by the FirstCaribbean acquisition.
     Management believes the total allowance for credit losses as at October 31, 2007 was appropriate in light of the composition of the credit portfolio, as well as continued positive economic performance in our major lending markets. Future changes to the allowance will be influenced by the continuing evaluation of risks in the loan portfolio and changing economic conditions.

CIBC Annual Accountability Report 2007	65

Management’s Discussion and Analysis
Market Risk
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Governance
Market risk is managed through an integrated internal control framework, overseen by the CRC. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.
Policies and standards
We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, the eligibility of certain of those risks for inclusion in the trading and non-trading books, and to the establishment of limits within which we manage our overall exposures. We have explicit risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses.
     We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits.

•	Tier 2 limits are designed to control the risk profile in each business.

•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Tier 1 limits are established by the Chief Executive Officer consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.
     Policies also outline requirements for yield curve and valuation model construction, and align with accounting policies with respect to mark-to-market and model valuation methodologies, the independent checking of the valuation of positions, and the establishment of valuation adjustments.
Process and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to ensure that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the Senior Executive Team (SET), and quarterly with the RMC.
Trading activities
We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Risk measurement
We use different risk measures:
•	VaR, which enables the meaningful comparison of the risks in different businesses and asset classes; and

•	Stress testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances.
Backtesting validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.
Value-at-Risk
Our VaR methodology is a statistically defined, probability-based approach that uses volatilities and correlations to quantify risk in dollar terms. VaR measures the potential loss from adverse market movements that can occur overnight with less than a 1% probability of occurring under normal market conditions, based on equally weighted historical data. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period, and updated on a regular basis. Total VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks. Starting in the fourth quarter of 2007, we began including in VaR a measure of debt specific risk (DSR). DSR is the price volatility and credit event risk specific to each issuer for products such as bonds and credit derivatives. The new model simulates these risks across all issuers in our trading portfolios, and has been approved by OSFI for the calculation of minimum regulatory capital, replacing a previous, less sophisticated capital model.
Stress testing and scenario analysis
Stress testing and scenario analysis are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.
     Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress test methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.
     Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.
     Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.
     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.

66	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Backtesting
For each of our trading portfolios, and in aggregate, the backtesting process serves to confirm that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process is further enhanced through the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The comparison of the daily static profit and loss with VaR is required by OSFI.
     The VaR by risk type table below shows the mix of market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate and credit derivatives. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of loss in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices. During 2007, aggregate risk levels were generally higher than in 2006, primarily due to higher levels of credit spread risk for structured credit assets in the second half of the year. Limitations on significant directional exposure and active securities inventory management were major components in constraining risk.
     VaR by risk type — trading portfolio(1)

	2007						2006
$ millions, as at or for the year ended October 31	Year-end	Average	High		Low		Year-end		Average		High		Low

Interest rate risk	$7.2	$7.1	$10.3		$4.6		$6.1		$5.9		$11.0		$2.6
Credit spread risk	9.6	6.4	15.6		3.0		5.7		5.1		6.5		3.4
Equity risk	6.0	5.5	7.6		3.2		6.1		6.0		8.5		4.5
Foreign exchange risk	0.6	0.5	2.6		0.1		0.4		0.3		1.0		0.1
Commodity risk	1.3	1.3	3.5		0.8		1.2		1.7		2.8		0.8
Diversification effect(2)	(13.7)	(10.8)	n/m	(3)	n/m	(3)	(10.3)		(9.6)		n/m	(3)	n/m	(3)

Total risk	$11.0	$10.0	$15.6		$7.3		$9.2		$9.4		$12.9		$7.4

Debt specific risk	10.3	9.2	10.5		8.0		n/a	(4)	n/a	(4)	n/a	(4)	n/a	(4)
Diversification effect with DSR(2)	(20.3)	(15.4)	n/m	(3)	n/m	(3)	n/a	(4)	n/a	(4)	n/a	(4)	n/a	(4)

Total risk with DSR	$14.7	$14.6	$18.2		$13.1

(1)	Trading portfolio is defined under CIBC policy, consistent with OSFI capital adequacy guidelines.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

(3)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

(4)	Not available, as the measure was not reported in 2006.
Trading revenue was $(310) million (2006: $685 million; 2005: $820 million) and trading revenue (TEB)(1) was $(18) million (2006: $906 million; 2005: $996 million). The trading revenue analysis below reflects trading revenue (TEB)(1) for 2007 excluding $33 million (2006: $25 million; 2005: $181 million) related to the consolidation of VIEs, and $(745) million (2006: nil; 2005: nil) related to reductions in fair value of structured credit assets, which cannot be meaningfully allocated to specific days. The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2007. Trading revenue (TEB)(1) was positive for 75% of the days (2006: 79%; 2005: 81%). Trading losses did not exceed VaR for any day during the year. Average daily trading revenue (TEB)(1) was $2.7 million (2006: $3.4 million; 2005: $3.1 million). The trading revenue (TEB)(1) and VaR backtesting graph on the following page compares the 2007 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
Frequency distribution of daily 2007 trading revenue (TEB)(1)

(1)	For additional information, see the “Non-GAAP measures” section. Trading revenue comprises both trading net interest income and non-interest income.

CIBC Annual Accountability Report 2007	67

Management’s Discussion and Analysis
Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section.
Non-exchange traded commodity derivatives
In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.
     The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2007	Positive	Negative	Net

Maturity less than 1 year	$556	$(482)	$74
Maturity 1–3 years	701	(691)	10
Maturity 4–5 years	34	(40)	(6)
Maturity in excess of 5 years	85	(17)	68

Fair value of contracts	$1,376	$(1,230)	$146

Non-trading activities
Market risks also arise from our retail banking business, equity investments and other non-trading activities. We originate many retail products with market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from net earnings from, and investments in, foreign operations are also included in non-trading activities.
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     Our total non-trading interest rate risk exposure, as at October 31, 2007, is included in Note 19 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 2.5 years. The interest rate position reported in Note 19 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.
     The following table shows the potential impact of an immediate 100 basis point increase or decrease in interest rates over the next 12 months, adjusted for estimated prepayments:

68	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Interest rate sensitivity – non-trading (after-tax)

$ millions, as at October 31	2007			2006
	C$	US$	Other	C$	US$	Other

100 basis points increase in interest rates
Net income	$24	$12	$(3)	$36	$—	$(1)
Economic value of equity risk(1)	98	21	36	215	(6)	(6)
100 basis points decrease in interest rates
Net income	$(96)	$(12)	$3	$(112)	$—	$1
Economic value of equity risk(1)	(155)	(21)	(36)	(269)	(7)	2

(1)	Measured on a present value basis.
Foreign exchange risk
Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges, and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that the potential impact on our capital ratios is within tolerances set by the RMC. A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2007 by approximately $28 million.
     Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of operations, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.
     We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to $112 million as at October 31, 2007. This amount will be released to income to offset the hedged currency fluctuations as the expenses are incurred.
Derivatives held for ALM purposes
Where derivatives are held for ALM purposes, and when transactions meet the criteria specified in the CICA handbook section 3865, we apply hedge accounting for the risks being hedged, as discussed in Notes 1, 2 and 14 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of operations.
     Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are either recorded on a cost or amortized cost basis; this income volatility may not be representative of the overall risk.
Equity risk
Non-trading equity risk arises primarily in our merchant banking activities and comprises public and private equities and investments in limited partnerships. They are included in AFS securities (2006: investment securities and other assets). Investments in public equities are carried at fair value. Investments in private equities and limited partnerships are carried at cost less other-than-temporary impairment, as these do not have quoted market values in an active market.
     In addition, merchant banking investments include trading securities and other assets as noted in the table below:

$ millions, as at October 31	Carrying value	Fair value

2007 AFS securities	$800	$1,207
Trading securities(1)	20	20
Other assets(2)	248	282

	$1,068	$1,509

2006 Investment securities	$475	$685
Trading securities(1)	21	21
Other assets(2)	856	1,210

	$1,352	$1,916

(1)	Represents investment net of non-controlling interests in VIEs.

(2)	Includes investment in limited partnerships (only 2006), and equity-accounted investments.

CIBC Annual Accountability Report 2007	69

Management’s Discussion and Analysis
     Liquidity Risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
Governance
In its oversight capacity, the Board establishes the liquidity risk framework that recognizes the credit-sensitive nature of our business activities and the importance of depositor confidence. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia. Treasury, with oversight by MRM, is responsible for the development and execution of the liquidity management framework on a global basis.
     As we operate in a variety of jurisdictions and through various subsidiaries, the liquidity management governance framework is designed to ensure compliance with applicable regulatory restrictions and to ensure appropriate liquidity in each region and subsidiary.
Policies and standards
Policies and standards defining our liquidity risk management requirements are reviewed and approved annually by the RMC. These policies and standards outline measurement and reporting requirements and establish liquidity limits.
     Our liquidity policies require maintenance of sufficient unencumbered liquid assets or unused funding capacity to meet anticipated funding needs (as measured by a selected benchmark stress scenario) for a minimum period of time as determined by the RMC. Guidelines are set to ensure adequate diversification of funds and to manage individual depositor concentration.
     An enterprise-wide pledging policy has been implemented and includes consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered for liquidity purposes.
     We maintain and periodically update a liquidity contingency plan for responding to stress event impacts. The plan is presented annually to the RMC.
Process and control
Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are monitored on a daily basis to ensure compliance with short-term asset/liability mismatch limits by geographic location, consolidated for overall global exposure. Potential cash flows under various stress scenarios are modeled using balance sheet positions. Management may alter the mix and/ or maturity of assets and liabilities to adjust the necessary level of liquidity to be maintained for a specific minimum period of time.
     The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.
Risk measurement
Our liquidity measurement system provides daily liquidity risk exposure reports for independent monitoring and review. The RMC, senior management and appropriate management within Treasury and MRM oversee liquidity risk exposure reporting.
     Stress event impacts are measured through scenario analyses, designed to measure potential impact of abnormal market conditions on the liquidity risk profile. Treatment of cash flows under varying conditions is reviewed periodically to determine whether changes to customer behaviour assumptions are warranted.
Term funding sources and strategies
We manage liquidity to meet both short- and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels.
     We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments.
     Core personal deposits remain a primary source of retail funding. As at October 31, 2007, Canadian dollar deposits from individuals totalled $83.8 billion (2006: $77.4 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     We have historically securitized various financial assets, including credit card receivables and residential and commercial mortgages. For further discussion of our off-balance sheet arrangements affecting liquidity and funding, see the “Off-balance sheet arrangements” section.
     Balance sheet liquid assets are summarized in the following table:

$ billions, as at October 31	2007	2006

Cash	$1.0	$0.9
Deposits with banks	12.7	10.9
Securities(1)	65.1	66.8
Securities borrowed or purchased under resale agreements	34.0	25.4

	$112.8	$104.0

(1)	Comprises AFS securities (2006: investment securities) with residual term to contractual maturity within one year and trading securities, including $3.1 billion of holdings in our sponsored ABCP conduits. Excludes $297 million in non-bank sponsored ABCP.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for securities borrowed or financed through repurchase agreements, as at October 31, 2007 totalled $27.7 billion (2006: $25.5 billion). For additional details, see Note 24 to the consolidated financial statements.
     We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are likely to materially change our current liquidity position.

70	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
Credit ratings
Access to wholesale funding sources and the cost of that funding are dependent on various factors, including credit ratings. Our credit ratings remained unchanged throughout the year, with the exception of an upgrade from DBRS Limited and Moody’s Investors Service’s revision of our debt ratings, while Standard & Poor’s Ratings Services revised its ratings outlook to stable from negative. These changes in the second quarter of the year resulted in minimal impact to our access to and cost of wholesale funding.
     Our credit ratings are summarized in the table below:

	Short-term debt		Senior debt		Preferred shares
As at October 31	2007	2006	2007	2006	2007	2006

DBRS	R-1H	R-1M	AA	AA (low)	Pfd-1	Pfd-1 (low)
Fitch	F1+	F1+	AA-	AA-
Moody’s	P-1	P-1	Aa2	Aa3
S&P	A-1	A-1	A+	A+	A-	A-
					P-1 (low)	P-1 (low)

Restrictions on the flow of funds
We have certain subsidiaries that have separate regulatory capital, liquidity and funding requirements, as set by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.
     Liquidity of our major subsidiaries is continually evaluated, factoring in local regulatory restrictions, and operational, tax, economic and other business impediments relating to the movement of funds between subsidiaries and the domestically regulated parent bank. This enables us to manage and minimize the existence of pockets of “trapped liquidity”.
     We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in continuous compliance with local regulations.
Contractual obligations(1)
Contractual obligations giving rise to commitments of future payments affect our short- and long-term liquidity and capital resource needs. The following table includes aggregated information about our contractual obligations that are enforceable and legally binding on CIBC, including on- and off-balance sheet:

	Less than	1-3	3-5	Over	2007	2006
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Deposits(2)	$193,531	$22,169	$10,997	$4,975	$231,672	$202,891
Subordinated indebtedness	—	—	—	5,526	5,526	5,595
Operating leases	277	493	380	1,192	2,342	2,234
Purchase obligations(3)	492	624	452	187	1,755	1,400
Investment commitments(4)	299	—	—	—	299	355
Pension contributions(5)	60	—	—	—	60	55

	$194,659	$23,286	$11,829	$11,880	$241,654	$212,530

(1)	Comprises obligations that are enforceable and legally binding on CIBC. Excluded from the table are a number of obligations to be settled in cash, primarily under one year. These obligations are reflected on our consolidated balance sheet and include: securities lent or sold under repurchase agreements; securities sold short; purchases of debt and equity instruments that settle within standard market timeframes (e.g. regular way); derivatives payable that do not require physical delivery of the underlying instrument; and certain purchases of instruments that result in settlement failures.

(2)	As the timing of deposits payable on demand and deposits payable after notice is non-specific and callable by the depositor, obligations have been included as less than one year.

(3)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty).

(4)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(5)	Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2008 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.
     Strategic Risk
Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.
     Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO presents CIBC’s strategic planning process and CIBC’s annual strategic business plan to the Board for review and approval. The Board shall review the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.
     One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

CIBC Annual Accountability Report 2007	71

Management’s Discussion and Analysis
     Operational Risk
Operational risk is the loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Governance
The Governance and Control Committee (GCC) oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong internal control environment.
     Under our integrated internal control framework, businesses have responsibility for the day-to-day management of operational risk. RM is responsible for measuring, monitoring and controlling operational risk on an enterprise-wide basis and also for ensuring that businesses are managing operational risk in compliance with policies and procedures that are affirmed by the CRC and the RMC annually.
Policies and standards
Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.
     While operational risk can be minimized through a sound internal control structure, it can never be fully eliminated. The risk of catastrophic loss is addressed through risk avoidance and control programs that reduce the probability or potential severity of such losses to acceptable levels. We maintain a comprehensive corporate insurance program to protect our earnings from potential high-severity losses arising from certain types of criminal activity, property loss or damage and liability exposure, using cost-benefit analysis to evaluate available coverage. We also maintain a global business continuity management program to ensure that our key business functions could continue and normal operations are restored effectively and efficiently in the event of a major disaster affecting our operations. Business continuity plans maintained under the program are subjected to regular review, update and testing.
Process and control
Infrastructure and governance groups maintain comprehensive risk and control self-assessment processes that encompass measuring, monitoring and managing the effectiveness of controls. The results of these self-assessments are reported to the Audit Committee, the RMC, the SET and the GCC. Our independent Internal Audit function also plays an important role in the governance process by regularly reporting to the Audit Committee, the SET and the GCC on the effectiveness of, and adherence to, internal control policies, procedures and standards.
Risk measurement
In line with Basel II proposals, our operational risk measurement methodology for economic capital purposes, attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees);
•	Client restitution;
•	Regulatory compliance and taxation violations;
•	Loss or damage to assets;
•	Transaction processing errors; and
•	Theft, fraud and unauthorized activities.
Operational risk capital is calculated using a loss distribution approach with the input parameters based on either actual internal loss experience where a statistically significant amount of internal historical data is available, or applying a loss scenario approach based on the available internal/external loss data and management expertise.
     In addition to the capital attributed as described above, adjustments are made for internal control issues and risks that are not included in the original operational risk profile. These adjustments are based on the results of the quarterly risk and control self-assessment processes, which involve input from the business and infrastructure groups as well as the governance areas such as the Operational Risk Department, Control Division, Internal Audit, and Legal and Regulatory Compliance.
     We attribute operational risk capital at the line of business level. Capital represents the worst-case loss and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups, across all regions will experience a worst-case loss in every loss category in the same year is extremely small. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.
     The results of the capital calculations are internally back tested each quarter, and the overall methodology is independently validated by the RM validation group to ensure that the assumptions applied are reasonable and conservative.

72	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
     Reputation and Legal Risk
CIBC’s reputation and financial soundness are of fundamental importance to CIBC, its customers, shareholders and employees.
     Reputation risk is the potential for negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.
     Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.
     The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and prudent, proactive management of potential reputation and legal risk is a key responsibility of CIBC and all of its employees.
     Our “Global Reputation and Legal Risks Policy” sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business-specific procedures for identifying and escalating transactions that could pose material reputation risk and/or legal risk. The Reputation and Legal Risk Committee reviews all transactions brought before it to assess whether CIBC is exposing itself to any undue reputation and legal risk.
     Regulatory Risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.
     Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive legislative compliance management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     Our compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management, has the authority to communicate directly to the Audit Committee, and reports regularly to that committee.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The compliance department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets. Specific activities that assist the business and infrastructure groups include communication of regulatory requirements, advice, training, testing and monitoring, and reporting and escalation of control deficiencies and regulatory risks.
     Environmental Risk
Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and last updated in 2007, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.
     The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) Group in RM. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, to which CIBC has been a signatory since 2003. We also conduct ongoing research and benchmarking on environmental issues such as biodiversity and reforestation as they may pertain to responsible lending practices. In 2006, we completed a major portfolio risk review related to potential regulatory requirements for greenhouse gas emission reductions in certain industries, as the foundation for our ongoing research on climate change-related issues and initiatives in terms of both business opportunities and risks pertaining to our major businesses and our own operations.
     The ERM Group works closely with Corporate Real Estate, Global Sourcing, Communications, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to coordinate and support these activities.
     Additional information on our environmental policies and practices is available in the “Public Accountability Statement” included within the Annual Accountability Report and on our website (www.cibc.com). We are also a signatory to and participant in the Carbon Disclosure Project, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

CIBC Annual Accountability Report 2007	73

Management’s Discussion and Analysis
Accounting and Control Matters
     Critical Accounting Policies and Estimates
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.
Valuation of financial instruments
As a result of the adoption of the new financial instruments standards (see “Accounting developments” section), all derivative contracts, AFS securities other than private equities and FVO financial instruments are carried at fair value in addition to our debt and equity trading securities, and obligations related to securities sold short. Our FVO financial instruments include certain debt securities, business and government loans, and business and government and bank deposits.
     The determination of fair value requires us to make judgments and estimates as there is often limited market information. Fair value is defined as the amount at which a financial instrument could be exchanged in an orderly market as an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act. Fair value is best evidenced by quoted market prices for the same instrument or for similar instruments, adjusted for any difference in terms. Commencing November 1, 2006, quoted market values of financial instruments and liabilities, classified as trading, FVO or AFS are in reference to bid or ask prices applied to the net position where available, as appropriate, instead of closing prices. If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.
     Valuation models may utilize multiple observable market inputs, including interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data.
     If the fair value of a derivative is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value, such that any gains or losses or at inception would be recognized only in future periods when the market quote or data becomes observable or through various appropriate methods over the life of the transaction.
     To ensure that valuations are appropriate, a number of policies and controls have been put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.
     The table below presents the valuation methods used to determine the sources of fair value of those financial instruments which are held at fair value on the consolidated balance sheet:

As at October 31, 2007
		Valuation	Valuation
		technique —	technique —
	Quoted	market	non market
	market	observable	observable
	price	inputs	inputs(1)

Assets
Trading securities	92.5%	3.5%	4.0%
AFS securities	68.8	27.8	3.4
FVO financial instruments	23.8	74.4	1.8
Derivative instruments	7.9	76.0	16.1

Liabilities
Obligations related to securities sold short	96.3%	3.1%	0.6%
FVO financial instruments	—	100.0	—
Derivative instruments	6.4	77.2	16.4

(1)	Includes financial instruments valued using indicative broker quotes in an inactive market, such a RMBS and other CDOs related to the U.S. residential mortgage market. In addition, non-bank sponsored ABCP subject to the “Montreal Accord” are also included. The total fair value of financial instrument assets in this category was approximately $7.0 billion, of which approximately $5.4 billion was hedged.
We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk and future administration costs.
     The following table summarizes our valuation adjustments:

$ millions, as at October 31	2007	2006

Trading securities
Market risk	$25	$28
Derivatives
Market risk	211	87
Credit risk	71	46
Administration costs	28	29
Other	5	12

	$340	$202

Impairment of AFS securities
Our AFS securities include debt and equity securities and retained interests in securitized assets.
     AFS securities, other than equities that do not have a quoted market value in an active market, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Equities that do not have a quoted market value in an active market are carried at cost. AFS securities are subject to impairment reviews to assess whether or not there is other-than-temporary impairment.

74	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
     Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, management changes, industry valuation levels for comparable public companies, and any changes in market and economic outlook. Realized gains and losses on disposal and write-downs to reflect other-than-temporary impairments in value of AFS securities, are recorded in the consolidated statement of operations.
Allowance for credit losses
We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components, which are based on our assessment of probabilities of default, internal risk ratings, expected loss and recovery rates, and the degree of risk inherent in the loan portfolios.
Specific allowance
Consumer loans
Consumer loan portfolios include residential mortgages, personal and credit card loans, and certain small business loan portfolios, which consist of large numbers of homogeneous balances of relatively small amounts. We take a portfolio approach and establish the specific allowance utilizing a formula basis, since it is not practical to review each individual loan. We evaluate these portfolios for specific allowances by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios and the impact of economic trends and conditions.
Business and government loans
Business and government loan portfolios are assessed on an individual loan basis. Specific allowances are established when impaired loans are identified. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The specific allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at an effective interest rate inherent in the loan upon impairment. Loans are monitored for credit quality and assigned a risk rating which represents the risk of loss in a credit facility. This risk of loss combines the likelihood of default by the borrower, and the probable severity of the loss, if it happens. All usual risk factors are considered in reaching a judgment on a risk rating. This method emphasizes accuracy and consistency of risk ratings within a disciplined framework. It is an integral part of the ongoing credit assessment process and is the basis for identifying higher risk, watchlist and impaired loans, as well as the establishment of allowances.
General allowance
The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified and/or provided for through specific allowances. The general allowance applies to on- and off-balance sheet credit exposures that are not carried at fair value. The methodology for determining the appropriate level of the general allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, their view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the general allowance calculation are updated, based on our experience and economic environment.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our historical experience. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances. As at October 31, 2007, our model indicated a range of outcomes for the general allowance between $601 million and $966 million. The general allowance of $890 million (2006: $900 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios.
Securitizations and VIEs
We have determined that all of our securitizations are accounted for as sales because we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. We have also determined that the entities to which we have transferred the assets should not be consolidated.
     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and the retained interest. As market prices are generally not available for retained interest, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate expected future cash flows, which incorporate expected credit losses, scheduled payments and unscheduled prepayment rates, discount rates, and other factors that influence the value of retained interests. Actual cash flows may differ significantly from our estimations. These estimates directly affect our calculation of gain on sale from securitizations and the rate at which retained interests are taken into income.
     AcG-15 provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. If the activities of the entity are sufficiently restricted to meet the accounting requirements for it to be considered a QSPE, the entity is not considered for consolidation under the requirements of AcG-15. To determine which VIEs require consolidation under AcG-15, we exercise judgment by identifying our variable interests and comparing them with other variable interests held by unrelated parties to determine if we are exposed to a majority of each of these entities’ expected losses or expected residual returns. While we have determined that the VIEs for our securitizations do not need to be consolidated either because they are QSPEs or because we are not the primary beneficiary under AcG-15, we have consolidated certain other VIEs as we determined that we were exposed to a majority of the expected losses or residual returns.

CIBC Annual Accountability Report 2007	75

Management’s Discussion and Analysis
     We also sponsor several VIEs that purchase pools of third-party financial assets. Our derivative and administrative transactions with these entities are generally not considered variable interests. We monitor the extent to which we support these VIEs through direct investment in the debt issued by the VIEs and through the provision of liquidity protection to the other debt holders to assess whether we are the primary beneficiary and consolidator of these entities. As at October 31, 2007, we did not consolidate any of these entities.
     Securitizations and VIEs affect all our reporting segments. For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interest and the sensitivity of the changes to those assumptions, see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.
Asset impairment
Goodwill, other intangible assets and long-lived assets
As at October 31, 2007, we had goodwill of $1,847 million and other intangible assets with an indefinite life amounting to $135 million. Under GAAP, goodwill is not amortized, but is instead subject to, at least annually, an assessment for impairment by applying a two-step fair value-based test. In the first test, the fair value of the reporting unit is compared to its book value including goodwill. If the book value of the reporting unit exceeds the fair value, an impairment loss is then recognized pursuant to the second test to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value of goodwill. The carrying values of our reporting units are based on economic capital models and are designed to produce the net book value a reporting unit would have if it was a stand-alone entity.
     Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the fair value to the carrying value.
     We use judgment to estimate the fair value of the reporting units and intangible assets with an indefinite life. Imprecise estimates can affect the value reported for goodwill and other intangible assets with an indefinite life. The fair value of the reporting units and intangible assets with an indefinite life are derived from internally developed valuation models, using a market or income approach. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, price earnings multiples and book to market multiples. Under an income approach, the models consider various factors, including projected cash flows, terminal growth values and discount rates.
     Our 2007 goodwill impairment tests suggest that the fair value of the reporting units subject to testing exceeded the carrying value by at least 20%.
     Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized to the extent that fair value is less than the carrying value.
     These assets are held in all our reporting segments. For additional details, see Note 8 to the consolidated financial statements.
Income taxes
We use judgment in the estimation of income taxes and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.
     This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carry forwards.
     We are also required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carry forwards.
     As at October 31, 2007, we had available future income tax assets in excess of future income tax liabilities of $335 million before a valuation allowance of $80 million. We are required to assess whether it is more likely than not that our future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the future income tax assets, and the remaining expiration period of tax loss carry forwards. Although realization is not assured, we believe, based on all the available evidence, it is more likely than not that the remaining future income tax assets, net of the valuation allowance, will be realized prior to their expiration.
     Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 22 to the consolidated financial statements.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liabilities accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there is inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such

76	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
matters, individually, or in aggregate, may be material to our operating results for a particular year.
     Contingent liabilities impact all our reporting segments. For further details of our contingent liabilities, see Note 24 to the consolidated financial statements.
Employee future benefit assumptions
We are the sponsor of defined benefit pension and post-retirement benefit plans for eligible employees that impact all our reporting segments. The pension and post-retirement benefit expense and obligations are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health care cost trend rates, turnover of employees, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and approved by management. The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The expected rate of return on the plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.
     In accordance with Canadian GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2007, the net amount of the unamortized actuarial losses was $825 million (2006: $906 million) in respect of the pension plans and $171 million (2006: $209 million) in respect of the other benefit plans.
     Our benefit plans are funded to or above the amounts required by relevant legislation. During the year, we contributed $139 million (2006: $274 million) to the pension plans, which included $105 million (2006: $140 million) above the minimum required. The principal post-retirement and other post-employment benefit plans are unfunded. We fund benefit payments for these plans as incurred. During the year, these benefit payments totalled $31 million (2006: $25 million).
     For further details of our annual pension and post-retirement expense and liability, see Note 21 to the consolidated financial statements.
     For our Canadian plans, which represent more than 90% of our pension and post-retirement benefit plans, the assumptions approved by management for the 2008 expense calculation include applying a discount rate of 5.50% for pension and post-retirement benefit plans and an expected long-term rate of return on plan assets of 6.75% for the defined benefit pension plans. These assumptions reflect the upward trend in market yields and represent 0.25% increase from the discount rate used to measure the 2007 expense and a 0.25% increase in the expected long-term rate of return on assets used for 2007 expense determination.
     Actual experience different from that anticipated or future changes in assumptions may affect our pension and other post-retirement benefit obligations and expense. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses:

$ millions, as at October 31, 2007	Pension benefit plans		Other benefit plans

	Obligation	Expense	Obligation	Expense

Impact of a change of 0.5% in key assumptions:
Discount rate
Decrease in assumption	$288	$40	$47	$—
Increase in assumption	(277)	(42)	(43)	(1)
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	17	n/a	—
Increase in assumption	n/a	(17)	n/a	—
Rate of compensation increase
Decrease in assumption	(61)	(16)	(1)	—
Increase in assumption	60	15	1	—

The sensitivity analysis contained in this table should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.
     Financial Instruments
As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt and preferred shares.
     We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.
     The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.
     Financial instruments are accounted for according to their purpose. For details on the accounting of these instruments, see Note 1 to the consolidated financial statements.
     For significant assumptions made in determining the valuation of financial and other instruments, see the “Critical accounting policies and estimates” section.

CIBC Annual Accountability Report 2007	77

Management’s Discussion and Analysis
     Accounting Developments
Changes in accounting policies
Financial instruments
On November 1, 2006, we adopted the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity”, and 3861 “Financial Instruments — Disclosure and Presentation”.
     The standards require that all financial assets be classified as trading, FVO, AFS, held-to-maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held-to-maturity, and AFS equities that do not have quoted market values in an active market. As required, these standards have been applied as an adjustment to opening retained earnings and AOCI. As a result, retained earnings decreased by $50 million; and AOCI increased by $123 million, excluding the impact of the reclassification of the foreign currency translation adjustments opening balance to AOCI. Prior period balances have not been restated other than the reclassification of foreign currency translation adjustments to AOCI.
     For further details, see Note 1 to the consolidated financial statements.
Future accounting policy changes
Leveraged leases
Prior to 2004, we engaged in various structured leasing investments in the U.S. that are accounted for in the consolidated financial statements as leveraged leases using guidance contained in Statement of Financial Accounting Standard (SFAS) 13, “Accounting for Leases”, and under the CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”.
     In July 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”, which amends SFAS 13, certain aspects of which are incorporated in the CICA EIC 46. The FSP is effective beginning November 1, 2007.
     The FSP requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the FSP will result in an after-tax non-cash charge to opening retained earnings of between $65 million to $95 million. An amount approximating the non-cash charge would then be recognized into income over the remaining lease terms.
Capital disclosures
In December 2006, the CICA issued a new handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies and processes for managing capital. This new standard is effective beginning November 1, 2007.
Financial instruments
In December 2006, the CICA issued two new handbook sections, 3862 “Financial Instruments — Disclosures” and 3863 “Financial Instruments — Presentation”. These new standards are effective beginning November 1, 2007.
     These sections replace CICA handbook section 3861, “Financial Instruments — Disclosure and Presentation”. These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.
     Related-party Transactions
We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act.
     For further details, see Note 26 to the consolidated financial statements.

78	CIBC Annual Accountability Report 2007

Management’s Discussion and Analysis
     Controls and Procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) as at October 31, 2007, and has concluded that such disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.
     Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. CIBC’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.
     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
     CIBC’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of CIBC’s internal control over financial reporting.
     As at October 31, 2007, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.
     Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2007, has also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 83 of this Annual Accountability Report.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2007, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

CIBC Annual Accountability Report 2007	79

Consolidated Financial Statements

Contents

81	Financial Reporting Responsibility

82	Independent Auditors’ Reports to Shareholders

84	Consolidated Balance Sheet

85	Consolidated Statement of Operations

86	Consolidated Statement of Changes in Shareholders’ Equity

87	Consolidated Statement of Comprehensive Income

88	Consolidated Statement of Cash Flows

89	Notes to the Consolidated Financial Statements

89	Note 1	—	Summary of Significant Accounting Policies

96	Note 2	—	Fair Value of Financial Instruments

100	Note 3	—	Acquisition of FirstCaribbean International Bank and Future Disposition

101	Note 4	—	Securities

103	Note 5	—	Loans

104	Note 6	—	Securitizations and Variable Interest Entities

107	Note 7	—	Land, Buildings and Equipment

107	Note 8	—	Goodwill and Other Intangible Assets

108	Note 9	—	Other Assets

108	Note 10	—	Deposits

108	Note 11	—	Other Liabilities

109	Note 12	—	Trading Activities

109	Note 13	—	Financial Instruments Designated at Fair Value

110	Note 14	—	Derivative Instruments

114	Note 15	—	Designated Accounting Hedges

114	Note 16	—	Subordinated Indebtedness

115	Note 17	—	Preferred Share Liabilities and Share Capital

117	Note 18	—	Accumulated Other Comprehensive Income

118	Note 19	—	Interest Rate Sensitivity

119	Note 20	—	Stock-based Compensation

120	Note 21	—	Employee Future Benefits

124	Note 22	—	Income Taxes

125	Note 23	—	Earnings (Loss) per Share

126	Note 24	—	Commitments, Guarantees, Pledged Assets and Contingent Liabilities

129	Note 25	—	Concentration of Credit Risk

129	Note 26	—	Related-party Transactions

130	Note 27	—	Segmented and Geographic Information

132	Note 28	—	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

137	Note 29	—	Future Canadian Accounting Policy Changes

80	CIBC Annual Accountability Report 2007

Consolidated Financial Statements
Financial Reporting Responsibility
The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Accountability Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act (Canada). The MD&A has been prepared in accordance with the requirements of applicable securities laws.
          The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Accountability Report is consistent with that in the consolidated financial statements.
          Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year-end, we have determined that internal control over financial reporting is effective and CIBC has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under Section 404 of the U.S. Sarbanes-Oxley Act (SOX). In compliance with Section 302 of SOX, CIBC’s Chief Executive Officer and Chief Financial Officer provide to the SEC a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification is provided to the Canadian Securities Administrators (CSA) pursuant to Multilateral Instrument 52-109.
          The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.
          The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, selecting the shareholders’ auditors and reviewing the qualifications, independence and performance of shareholders’ auditors and internal auditors.
          Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.
          The Office of the Superintendent of Financial Institutions (OSFI), Canada, examines and enquires into the business and affairs of CIBC as deemed necessary to ensure that the provisions of the Bank Act (Canada), having reference to the safety of depositors and creditors of CIBC, are being duly observed and that CIBC is in sound financial condition.

Gerald T. McCaughey	Tom D. Woods
President and Chief Executive Officer	Chief Financial Officer	December 5, 2007

CIBC Annual Accountability Report 2007	81

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Financial Statements
We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2007 and 2006 and the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three year period ended October 31, 2007. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2007 in conformity with Canadian generally accepted accounting principles.
          As explained in Note 1 to the consolidated financial statements, in fiscal 2007, CIBC adopted the requirements of the Canadian Institute of Chartered Accountants Handbook, Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments — Recognition and Measurement”, Section 3861 “Financial Instruments — Disclosure and Presentation”, and Section 3865 “Hedges”.
          We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CIBC’s internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 5, 2007 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 5, 2007

82	CIBC Annual Accountability Report 2007

Consolidated Financial Statements
Report on Internal Control over Financial Reporting
We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as at October 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included on page 79 of this Annual Accountability Report. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007 based on the COSO criteria.
          We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CIBC as at October 31, 2007 and 2006 and the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three year period ended October 31, 2007 and our report dated December 5, 2007 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 5, 2007

CIBC Annual Accountability Report 2007	83

Consolidated Financial Statements
Consolidated Balance Sheet

$ millions, as at October 31	2007	2006

ASSETS
Cash and non-interest-bearing deposits with banks	$1,457	$1,317

Interest-bearing deposits with banks	12,290	10,536

Securities (Note 4)
Trading (Note 12)	58,779	62,331
Available-for-sale (AFS)	17,430	n/a
Designated at fair value (FVO) (Note 13)	10,291	n/a
Investment	n/a	21,167

	86,500	83,498

Securities borrowed or purchased under resale agreements	34,020	25,432

Loans (Note 5)
Residential mortgages	91,664	81,358
Personal	29,213	28,052
Credit card	9,121	7,253
Business and government (Notes 12 and 13)	34,099	30,404
Allowance for credit losses	(1,443)	(1,442)

	162,654	145,625

Other
Derivative instruments (Note 14)	24,075	17,122
Customers’ liability under acceptances	8,024	6,291
Land, buildings and equipment (Note 7)	1,978	2,032
Goodwill (Note 8)	1,847	982
Other intangible assets (Note 8)	406	192
Other assets (Note 9)	8,927	10,957

	45,257	37,576

	$342,178	$303,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$91,772	$81,829
Business and government (Note 13)	125,878	107,468
Bank	14,022	13,594

	231,672	202,891

Other
Derivative instruments (Note 14)	26,688	17,330
Acceptances	8,249	6,297
Obligations related to securities sold short (Notes 12 and 13)	13,137	13,788
Obligations related to securities lent or sold under repurchase agreements	28,944	30,433
Other liabilities (Note 11)	13,728	14,716

	90,746	82,564

Subordinated indebtedness (Note 16)	5,526	5,595

Preferred share liabilities (Note 17)	600	600

Non-controlling interests	145	12

Shareholders’ equity
Preferred shares (Note 17)	2,331	2,381
Common shares (Note 17)	3,133	3,064
Treasury shares	4	(19)
Contributed surplus	96	70
Retained earnings	9,017	7,268
Accumulated other comprehensive income (AOCI) (Note 18)	(1,092)	(442)

	13,489	12,322

	$342,178	$303,984

n/a	Not applicable. Beginning November 1, 2006, certain new accounting categories have been created pursuant to adoption of the Canadian Institute of Chartered Accountants (CICA) handbook sections 3855, 3865, 1530, 3251 and 3861. These sections were adopted on a prospective basis with no restatement of prior year information, apart from foreign currency translation adjustments, which were reclassified to AOCI for prior years. See Note 1 for additional details.
The accompanying notes are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Gary F. Colter
President and Chief Executive Officer	Director

84	CIBC Annual Accountability Report 2007

Consolidated Financial Statements
Consolidated Statement of Operations

$ millions, for the year ended October 31		2007	2006	2005

Interest income
Loans		$9,738	$8,526	$7,640
Securities borrowed or purchased under resale agreements		2,131	1,568	1,107
Securities		3,105	2,745	2,173
Deposits with banks		807	430	336

		15,781	13,269	11,256

Interest expense
Deposits		8,050	6,105	4,346
Other liabilities		2,838	2,398	1,668
Subordinated indebtedness		304	300	239
Preferred share liabilities (Note 17)		31	31	66

		11,223	8,834	6,319

Net interest income		4,558	4,435	4,937

Non-interest income
Underwriting and advisory fees		745	619	730
Deposit and payment fees		791	778	794
Credit fees		287	334	343
Card fees		270	251	317
Investment management and custodial fees		535	479	420
Mutual fund fees		872	799	739
Insurance fees, net of claims		234	224	212
Commissions on securities transactions		875	869	912
Trading revenue (Note 12)		328	1,129	801
Investment securities gains, net (Note 4)		n/a	71	601
AFS securities gains, net (Note 4)		521	n/a	n/a
FVO revenue (Note 13)		156	n/a	n/a
Income from securitized assets		489	484	338
Foreign exchange other than trading		390	300	555
Other		1,015	579	799

		7,508	6,916	7,561

Total revenue		12,066	11,351	12,498

Provision for credit losses (Note 5)		603	548	706

Non-interest expenses
Employee compensation and benefits		4,392	4,288	4,324
Occupancy costs		602	562	641
Computer and office equipment		1,104	1,111	1,166
Communications		317	297	324
Advertising and business development		246	222	260
Professional fees		178	163	325
Business and capital taxes		137	135	118
Other		636	710	3,707

		7,612	7,488	10,865

Income before income taxes and non-controlling interests		3,851	3,315	927
Income tax expense (Note 22)		524	640	789

		3,327	2,675	138
Non-controlling interests		31	29	170

Net income (loss)		$3,296	$2,646	$(32)

Earnings (loss) per share (in dollars) (Note 23)	— Basic	$9.30	$7.50	$(0.46)
	— Diluted	$9.21	$7.43	$(0.46)
Dividends per common share (in dollars) (Note 17)		$3.11	$2.76	$2.66

n/a	Not applicable. See the “Consolidated balance sheet” for additional details.
The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2007	85

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

	Shares			Amount
$ millions, except number of shares,
for the year ended October 31	2007	2006	2005	2007	2006	2005

Preferred shares (Note 17)
Balance at beginning of year				$2,381	$2,381	$1,783
Issue of preferred shares				750	—	731
Redemption of preferred shares				(800)	—	—
Conversion of preferred shares				—	—	(133)

Balance at end of year				$2,331	$2,381	$2,381

Common shares (Note 17)
Balance at beginning of year	336,276,806	334,014,638	347,350,531	$3,064	$2,952	$2,958
Issue of common shares	1,753,648	2,262,168	2,866,907	98	112	134
Purchase of common shares for cancellation	(3,073,500)	—	(16,202,800)	(29)	—	(140)

Balance at end of year	334,956,954	336,276,806	334,014,638	$3,133	$3,064	$2,952

Treasury shares
Balance at beginning of year	(300,159)	(7,012)	137,941	$(19)	$—	$11
Purchases	(62,971,050)	(44,923,755)	(85,945,976)	(6,070)	(3,429)	(5,924)
Sales	63,302,834	44,630,608	85,801,023	6,093	3,410	5,913

Balance at end of year	31,625	(300,159)	(7,012)	$4	$(19)	$—

Contributed surplus
Balance at beginning of year				$70	$58	$59
Stock option expense				4	6	8
Stock options exercised				(8)	(9)	(9)
Net premium on treasury shares and other				30	15	—

Balance at end of year				$96	$70	$58

Retained earnings
Balance at beginning of year, as previously reported				$7,268	$5,667	$7,745
Adjustment for change in accounting policies				(50) (1)	—	10 (2)

Balance at beginning of year, as restated				7,218	5,667	7,755
Net income (loss)				3,296	2,646	(32)
Dividends (Note 17)				(1,183)	(1,056)	(1,027)
Premium on redemption of preferred shares classified as equity				(32)	—	—
Premium on purchase of common shares for cancellation				(277)	—	(1,035)
Other				(5)	11	6

Balance at end of year				$9,017	$7,268	$5,667

AOCI, net of tax (Note 18)
Balance at beginning of year(3)				$(442)	$(327)	$(376)
Adjustment for change in accounting policies(1)				123	—	—
Other comprehensive (loss) income				(773)	(115)	49

Balance at end of year				$(1,092)	$(442)	$(327)

Retained earnings and AOCI				$7,925	$6,826	$5,340

Shareholders’ equity at end of year				$13,489	$12,322	$10,731

(1)	Represents the transitional adjustment on adoption of the CICA handbook sections 3855, 3865, 1530 and 3251. See Note 1 for additional details.

(2)	Represents the effect of implementing the CICA Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities”.

(3)	The opening balance for the years ended October 31, 2006 and 2005 represent the net foreign currency translation adjustments. These balances were reclassified to AOCI in accordance with the new CICA handbook section 3251.
The accompanying notes are an integral part of these consolidated financial statements.

86	CIBC Annual Accountability Report 2007

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

$ millions, for the year ended October 31	2007	2006	2005

Net income (loss)	$3,296	$2,646	$(32)

Other comprehensive income (loss) (OCI), net of tax
Foreign currency translation adjustments
Net (losses) gains on investment in self-sustaining foreign operations	(2,924)	(676)	585
Net gains (losses) on hedges of foreign currency translation adjustments	2,279	561	(536)

	(645)	(115)	49

Net change in AFS securities
Net unrealized gains on AFS securities	42	n/a	n/a
Transfer of net gains to net income	(79)	n/a	n/a

	(37)	n/a	n/a

Net change in cash flow hedges
Net losses on derivatives designated as cash flow hedges	(133)	n/a	n/a
Net losses on derivatives designated as cash flow hedges transferred to net income	42	n/a	n/a

	(91)	n/a	n/a

Total other comprehensive income (loss)(1)	(773)	(115)	49

Comprehensive income	$2,523	$2,531	$17

(1)	Includes non-controlling interest of $1 million (2006: nil; 2005: nil).

n/a	Not applicable. See the “Consolidated balance sheet” for additional details.
The income tax (expense) benefit allocated to each component of other comprehensive income is presented in the table below:

$ millions, for the year ended October 31	2007	2006	2005

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$6	$9	$(81)
Changes on hedges of foreign currency translation adjustments	(1,123)	(277)	201
Net change in AFS securities
Net unrealized gains on AFS securities	(30)	n/a	n/a
Transfer of net gains to net income	39	n/a	n/a
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	71	n/a	n/a
Changes on derivatives designated as cash flow hedges transferred to net income	(22)	n/a	n/a

	$(1,059)	$(268)	$120

n/a	Not applicable. See the “Consolidated balance sheet” for additional details.
The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2007	87

Consolidated Financial Statements
Consolidated Statement of Cash Flows

$ millions, for the year ended October 31	2007	2006	2005

Cash flows provided by (used in) operating activities
Net income (loss)	$3,296	$2,646	$(32)
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	603	548	706
Amortization of buildings, furniture, equipment and leasehold improvements	214	206	214
Amortization of other intangible assets	39	29	12
Stock-based compensation	20	30	5
Future income taxes	346	356	252
AFS/investment securities gains, net	(521)	(71)	(601)
Gains on divestitures	—	—	(115)
Losses (gains) on disposal of land, buildings and equipment	1	—	(8)
Changes in operating assets and liabilities
Accrued interest receivable	(88)	(203)	21
Accrued interest payable	(311)	542	393
Amounts receivable on derivative contracts	(6,774)	3,187	3,404
Amounts payable on derivative contracts	9,147	(2,798)	(3,900)
Net change in trading securities	5,096	(8,909)	(259)
Net change in FVO securities	(3,951)	n/a	n/a
Net change in other FVO assets and liabilities	(811)	n/a	n/a
Current income taxes	(963)	181	173
Other, net	(777)	(2,714)	(398)

	4,566	(6,970)	(133)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	16,243	10,157	2,157
Obligations related to securities sold short	(1,187)	(1,095)	2,663
Net obligations related to securities lent or sold under repurchase agreements	(1,489)	16,108	(2,465)
Issue of subordinated indebtedness	347	1,300	1,300
Redemption/repurchase of subordinated indebtedness	(537)	(770)	(65)
Issue of preferred shares	750	—	598 (1)
Redemption of preferred shares	(832)	—	(445)
Issue of common shares	98	112	134
Purchase of common shares for cancellation	(306)	—	(1,175)
Net proceeds from treasury shares sold (purchased)	23	(19)	(11)
Dividends	(1,183)	(1,056)	(1,027)
Other, net	(226)	489	282

	11,701	25,226	1,946

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	970	6	287
Loans, net of repayments	(15,304)	(12,933)	(13,927)
Proceeds from securitizations	7,309	8,549	10,187
Purchase of AFS/investment securities	(11,038)	(15,593)	(8,238)
Proceeds from sale of AFS/investment securities	7,526	6,095	7,162
Proceeds from maturity of AFS/investment securities	4,354	2,744	2,894
Net securities borrowed or purchased under resale agreements	(8,588)	(6,918)	(349)
Proceeds from divestitures	—	—	347
Net cash used in acquisition(2)	(1,040)	(75)	—
Purchase of land, buildings and equipment	(247)	(110)	(263)
Proceeds from disposal of land, buildings and equipment	1	8	28

	(16,057)	(18,227)	(1,872)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(70)	(22)	(5)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during year	140	7	(64)
Cash and non-interest-bearing deposits with banks at beginning of year	1,317	1,310	1,374

Cash and non-interest-bearing deposits with banks at end of year	$1,457	$1,317	$1,310

Cash interest paid	$11,534	$8,292	$5,926
Cash income taxes paid	$1,140	$103	$364

(1)	Includes issue of $331 million Class A Series 29 Preferred Shares (consisting of $133 million conversion of Class A Series 28 Preferred Shares and $198 million in cash on exercise of Series 29 Purchase Warrants).

(2)	Primarily relates to acquisition of FirstCaribbean International Bank and acquisition of the remaining non-controlling interest in INTRIA Items Inc.

n/a	Not applicable. See the “Consolidated balance sheet” for additional details.
The accompanying notes are an integral part of these consolidated financial statements.

88	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Canadian Imperial Bank of Commerce (CIBC), including its subsidiaries prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).
     A reconciliation of the impact on assets, liabilities, shareholders’ equity, net income and other comprehensive income (OCI) arising from differences between Canadian and U.S. GAAP is provided in Note 28.
     The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective November 1, 2006, upon the adoption of the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity”, and 3861 “Financial Instruments — Disclosure and Presentation”.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of all subsidiaries and variable interest entities (VIEs) for which we are considered to be the primary beneficiary. A primary beneficiary is the enterprise that absorbs a majority of the VIEs expected losses or receives a majority of the VIEs expected residual returns, or both. Inter-company balances and transactions are eliminated. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheet and statement of operations.
     An entity is a VIE if it does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. The VIE guidelines also exempt certain entities from its scope including qualified special purpose entities (QSPEs).
     Investments in companies over which we have significant influence are accounted for by the equity method, and are included in “Other assets”. Our share of earnings from these investments is included in “Non-interest income — other”.
     Investments over which we exercise joint control are accounted for using the proportionate consolidation method.
Use of estimates and assumptions
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income and related disclosures. Estimates and assumptions are made in the areas of accounting for financial instruments, allowance for credit losses, securitizations and VIEs, asset impairment, income taxes, contingent liabilities and employee future benefits. Actual results could differ from these estimates and assumptions.
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the dates of the consolidated balance sheet. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of operations.
     Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rates prevailing at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of foreign operations and from the results of hedging these positions, net of applicable taxes, are reported in “Foreign currency translation adjustments”, which is included in OCI.
     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign subsidiary, where the gain or loss is not expected to be realized in the foreseeable future.
     An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in AOCI are recognized into income where there is a reduction in the net investment in a foreign operation.
Classification and measurement of financial assets and liabilities
Commencing November 1, 2006, all financial assets must be classified at initial recognition as trading, available-for-sale (AFS), designated at fair value (FVO), held-to-maturity (HTM), or loans and receivables based on the purpose for which the instrument was acquired and its characteristics. Consequently, the investment securities classification previously used is no longer applicable under the new standards. We have not currently designated any financial assets as HTM. Reclassification of financial instruments into and out of trading or FVO is not permitted. In addition, the new standards require that all financial assets and all derivatives be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equities that do not have quoted market values in an active market. All financial liabilities are carried at amortized cost other than derivatives, obligations related to securities sold short, or liabilities to which the FVO has been applied, in which case they are carried at fair value. Interest expense is recognized on an accrual basis using the effective interest rate method.
Trading financial instruments
Both prior and subsequent to November 1, 2006, trading financial instruments are assets and liabilities held for trading activities and are measured at fair value as at the balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are reported in income as “Trading revenue”. Dividends and interest earned and interest incurred are included in “Interest income” and “Interest expense”, respectively.
AFS/Investment securities
AFS securities
Commencing November 1, 2006, all financial instruments previously classified as investment securities were designated as AFS securities. AFS securities also include investments in limited partnerships which were included in “Other assets” prior to November 1, 2006.
     Except for equities that do not have quoted market values in an active market, AFS securities are carried at fair value whereby the unrealized gains and losses are included in AOCI until sale or other-than-temporary impairment is recognized, at which point cumulative unrealized gains or losses are transferred to the consolidated statement of operations. Equities that do not have quoted market values in an active market are carried at cost. Realized gains and losses

CIBC Annual Accountability Report 2007	89

Notes to the Consolidated Financial Statements
on sale, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in “AFS securities gains, net”. Dividends and interest income from these securities are included in “Interest income”.
Investment securities
Prior to November 1, 2006, equity securities were stated at cost and debt securities at amortized cost other than mortgage-backed securities created by the securitization of residential mortgages which were stated at fair value. Changes in fair value were recognized in “Non-interest income — other”.
     Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value were included in “Investment securities gains, net”. Dividends and interest income, including the amortization of premiums and discounts on debt securities were included in “Interest income”. Realized and unrealized gains on securities used in hedging activities were included in earnings in the same period as the earnings from the items hedged.
     Commencing November 1, 2006, the investment securities classification is no longer available.
Designated at fair value financial instruments (FVO)
Commencing November 1, 2006, FVO financial assets and financial liabilities are those that an entity designates on initial recognition as instruments that it will measure at fair value on the consolidated balance sheet. In addition to the requirement that reliable fair values are available, there are regulatory restrictions imposed by the Office of the Superintendent of Financial Institutions (OSFI) on the use of this designation.
     Gains and losses realized on dispositions, unrealized gains and losses from changes in fair value, and gains and losses arising from changes in fair value of derivatives that are managed in conjunction with FVO financial assets and liabilities are included in “FVO revenue”. Dividends and interest earned and interest incurred on FVO assets and liabilities are included in “Interest income” and “Interest expense”, respectively.
Loans and receivables
Both prior and subsequent to November 1, 2006, loans and receivables are recorded at amortized cost net of allowance for credit losses. Interest income is recognized on an accrual basis, unless impaired, using the effective interest rate method. See “Impairment of financial assets” below for details on our impairment methodology.
Date of recognition
We account for all financial instruments using settlement date accounting for the consolidated balance sheet. Trade date accounting is used for all financial instruments for the consolidated statement of operations.
Transaction costs
Transaction costs related to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized and are then amortized over the expected life of the instrument using the effective interest rate method. Prior to November 1, 2006, transactions costs associated with certain financial liabilities were expensed as incurred.
Effective interest rate
Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in “Interest income” and “Interest expense” using the effective interest rate method.
     The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shortened period, to the net carrying amount of the financial asset or liability.
     Prior to November 1, 2006, transaction costs in excess of deferred fees related to originating or acquiring a loan were recognized within “Other assets” and amortized to interest income over the term of the loan. Subsequent to November 1, 2006, the excess deferred amount is instead classified with the associated loan as part of its amortized cost.
     Fees related to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on a loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.
Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is accrued and separately disclosed in the consolidated statement of operations. Obligations related to securities sold under repurchase agreements are treated as collateralized borrowing and represent the borrowing equivalent of securities purchased under resale agreements. Interest expense is accrued and reflected in “Interest expense — other liabilities”.
     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recorded as securities borrowed and securities lent under repurchase agreements, respectively. We monitor the market value of the securities borrowed and lent on a daily basis and call for additional collateral when appropriate. Interest on cash collateral paid and received is recorded in “Interest income” and “Interest expense”, respectively.
Impairment of financial assets
Impaired loans and allowance for credit losses
We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more events that have occurred with a negative impact on the estimated future cash flows of the loan. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in

90	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:
•	Credit card loans are not classified as impaired but are instead fully written off when payments are contractually 180 days in arrears.
•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.
When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. A loan is returned to performing status when all past due amounts, including interest and any prior write-off has been recovered, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms of the loan. No portion of cash received on any impaired loan is recorded as income until the loan is returned to performing status.
     An impaired loan is carried at its estimated net realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.
     We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components.
     Loans are written off against the related allowance for credit losses if there is no realistic prospect of future recovery and all collateral has been realized or transferred to CIBC. In subsequent periods, any recoveries of amounts previously written off are credited to the allowance for credit losses.
Specific allowance
We conduct ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal and credit card loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding.
General allowance
The general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet identified and, therefore, not yet captured in the determination of specific allowances. It applies to on- and off-balance sheet credit exposures that are not carried at fair value.
     The general allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends. The parameters that affect the general allowance calculation are updated regularly, based on our experience and that of the market in general.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances.
Other-than-temporary impairment for securities
We conduct a quarterly review to identify and evaluate securities (both debt and equity) that show objective indications of possible impairment. An impairment is charged to income if the fair value of a security falls below its cost/amortized cost, and the decline is considered other-than-temporary. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
Securitizations
Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.
     Gains or losses on securitizations accounted for as sales are recognized in “Income from securitized assets”. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. As market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate credit losses, rate of prepayments, forward yield curves, discount rates, and other factors that influence the value of retained interests.
     Prior to November 1, 2006, retained interests in securitized assets were classified as investment securities and stated at amortized cost. Commencing November 1, 2006, retained interests are classified as AFS securities. Retained interests are reviewed for impairment on a quarterly basis.
     Income from securitized assets comprises income from retained interests and servicing income, and is reported separately in the consolidated statement of operations.
Derivatives held for trading purposes
Our derivative trading activities are primarily driven by client trading activities. We also take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.
     All financial and commodity derivatives held for trading purposes are stated at fair value at the balance sheet date both before and after the adoption of the new financial instrument standards that were adopted on November 1, 2006. Realized and unrealized trading gains and losses are included in “Trading revenue”. Derivatives with positive fair value are reported as assets, while derivatives with negative

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Notes to the Consolidated Financial Statements
fair value are reported as liabilities, in both cases as “Derivative instruments”.
Derivatives held for asset/liability management (ALM) purposes
We use derivative instruments for ALM purposes to manage financial risks, such as movements in interest and foreign exchange rates.
Derivatives that qualify for hedge accounting
We apply hedge accounting for derivatives held for ALM purposes that meet the criteria specified in the CICA handbook section 3865 (commencing November 1, 2006) and the CICA Accounting Guideline (AcG) 13 (prior to November 1, 2006). There are three types of hedge accounting: fair value, cash flow and hedges of net investments in self-sustaining foreign operations (NIFO). When hedge accounting is not applied, the change in the fair value of the derivative is always recognized in income. This includes instruments used for economic hedging purposes such as seller swaps that do not meet the requirements for hedge accounting.
     In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with the CICA handbook section 3865 or AcG-13. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.
     We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item. Commencing November 1, 2006, the amount of ineffectiveness of hedging instruments is recorded immediately in income. Prior to November 1, 2006, the ineffectiveness was only recognized over time or upon the termination of the hedge.
Hedge accounting commencing November 1, 2006
Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as “Derivative instruments”.
Fair value hedges
We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged risk are accounted for as basis adjustments to the hedged financial instruments and are recognized in “Net interest income”. Changes in fair value from the hedging derivatives are also recognized in “Net interest income”. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is also recognized in “Net interest income”.
     Similarly, for foreign exchange hedges, changes in fair value from the hedging derivatives and non-derivatives are recognized in “Foreign exchange other than trading (FXOTT)”. Changes in fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also recognized in “FXOTT”.
     If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is then amortized over the remaining term of the original hedge. If the hedged item is sold, the unamortized basis adjustment is recognized immediately in income.
Cash flow hedges
We designate cash flow hedges primarily as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable rate financial instruments to fixed rate financial instruments and for hedging forecasted foreign currency denominated cash flows.
     The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in income in future accounting periods, at which time an appropriate portion of the amount that was in the AOCI is reclassified into income. The ineffective portion of the change in fair value of the hedging derivative is recognized either in “Net interest income” or in “FXOTT” immediately as it arises. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and any remaining amount in AOCI remains therein until it is recognized in income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is immediately recognized in income.
Transition adjustment
Upon the adoption of the new standards we re-established various hedging relationships pursuant to which certain deferred hedge balances have been included as a basis adjustment to the hedged item for fair value hedges and as an adjustment to AOCI for cash flow hedges. The accumulated ineffectiveness related to these hedges has been recognized in retained earnings together with deferred hedge balances related to hedging relationships that have not been continued or would not qualify for hedge effectiveness under the new standards.
Hedges of net investments in self-sustaining foreign operations (NIFO)
We designate NIFO hedges to mitigate the foreign exchange risk on our investments in self sustaining operations.
     These hedges are accounted for in a similar manner to cash flow hedges. The effective portion of the changes in fair value of the hedging derivative instruments based on changes in spot rates is included in OCI until reduction in the net investment at which time any gains or losses in AOCI are recognized in “FXOTT”. The ineffective portion of the change in fair value of the hedging derivative is recognized immediately in “FXOTT”.
Hedge accounting prior to November 1, 2006
Derivative instruments designated within effective hedge relationships were generally included at their accrued values in “Other assets” or “Other liabilities”.

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Notes to the Consolidated Financial Statements
     For interest rate swaps, hedge accounting treatment generally resulted in interest income or expense on non-trading assets and liabilities being reflected in the consolidated statement of operations at their hedged rates rather than their original contractual interest rates.
     Certain deposits, whose values are determined based on an underlying non-equity based index or asset, were accounted for on a modified accrual basis. Under this method, the carrying value of these deposits was adjusted to reflect changes in the current value of the underlying index or asset, subject to a minimum guaranteed redemption value, if any. These adjustments were recorded as “Interest expense”. Derivatives that hedged the fair value of these deposits were carried at fair value. Amounts arising from these derivatives were deferred and recognized in “Interest expense” to offset changes in the carrying value of those deposits.
     Foreign currency derivative instruments that hedge foreign currency exposures arising from foreign currency denominated assets and liabilities were revalued together with the hedged item each month, using the spot foreign exchange rate. Resulting gains and losses were recognized as “FXOTT”.
     Foreign currency forward contracts that hedge NIFO were revalued each month, using the spot foreign exchange rate. Resulting gains and losses, net of applicable taxes, were recognized in “Foreign currency translation adjustments”. Any premium or discount resulting from differences between the contracted forward and spot foreign exchange rates due to interest rate differentials was amortized in “FXOTT”.
     Realized and unrealized gains and losses on derivative instruments used to hedge firm commitments or anticipated transactions were deferred and recognized as income when the committed or anticipated transactions occurred.
     Premiums paid for options used for hedging purposes were generally amortized over the life of the contract or the term of the hedge, as appropriate.
     If a hedge relationship was terminated, any difference between the fair value and the carrying value of the hedging derivatives upon termination was deferred in “Other assets” or “Other liabilities”. The deferred amount was recognized into income or expense on the same basis as income and expense of the previously hedged item, generally by amortization over the remaining term of the hedged asset or liability.
Derivatives that do not qualify for hedge accounting
Commencing November 1, 2006, the change in fair value of derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in “FVO revenue”. Both before and after November 1, 2006, the change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in either “FXOTT” or “Non-interest income — other”.
Embedded derivatives
Commencing November 1, 2006, all derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are classified together with the host instrument and measured at fair value with changes therein recognized in the consolidated statement of operations. We elected to apply this accounting treatment to all host contracts containing such embedded derivatives at November 1, 2006.
     Prior to November 1, 2006, we only recognized embedded derivatives on equity-linked GICs or equity-linked notes deposit obligations. Both before and after November 1, 2006, the embedded derivative is measured at fair value with changes in fair value recorded in “Non-interest income — other”. The discounted deposit instrument is accreted on an effective interest rate basis to par principal value at maturity with the expense recorded in “Interest expense”.
     Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception, instead they are amortized over the life of the hybrid instrument.
Mortgage commitments
Mortgage interest rate commitments are extended to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Both before and after November 1, 2006, we present our liability to the retail clients (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value on the consolidated balance sheet. Changes in fair value are recorded in “Non-interest income — other”. In addition, as the commitments are an integral part of the mortgage, their initial fair value is recognized over the life of the resulting mortgages.
     Prior to November 1, 2006, the fair value of the mortgage commitment upon funding, if any, was recognized over the life of the mortgage. Subsequent to November 1, 2006, the fair value of the mortgage commitment upon funding, if any, is released into income to offset the difference between the mortgage amount advanced and its fair value.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third-party to pay its indebtedness when due.
     Guarantees are initially recognized at fair value, being the premium received, on the date the guarantee was given. No subsequent remeasurement of fair value is required unless the guarantee qualifies as a derivative, upon which it is remeasured at fair value and included in “Derivative instruments” in assets or liabilities, as appropriate.
Accumulated other comprehensive income (AOCI)
Commencing November 1, 2006, AOCI is included on the consolidated balance sheet as a separate component (net of tax) of shareholders’ equity, and includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of gains or losses on related hedges (“foreign currency

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Notes to the Consolidated Financial Statements
translation adjustments”). Prior years’ “Foreign currency translation adjustments” have been reclassified to AOCI.
Liabilities and equity
Preferred shares that are convertible into a variable number of common shares at the option of the holder are classified as liabilities on the consolidated balance sheet. Dividend payments and premium on redemptions arising from such preferred shares are reported as “Interest expense”.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as “Customers’ liability under acceptances”.
Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization.
     Amortization is recorded on a straight-line basis as follows:

•	Buildings	40 years

•	Computer equipment and software	2 to 10 years

•	Office furniture and other equipment	4 to 15 years

•	Leasehold improvements	Over estimated useful life
Gains and losses on disposal are reported in “Non-interest income — other”.
Goodwill and other intangible assets
We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and, if impaired, are written down to fair value.
     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.
     The impairment test for other intangible assets with an indefinite life is based on a comparison of its carrying amount with its fair value.
     Other intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subjected to an assessment for impairment periodically.
Future income taxes
We use the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Employee future benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.
Defined benefit plans
We accrue our obligations for defined benefit plans and related costs, net of plan assets. The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality, and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.
     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.
     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.
     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.
     The expected average remaining service life of employees covered by the defined benefit pension plans is 10 years (2006: 10 years). The expected average remaining service life of employees covered by the other benefit plans is 12 years (2006: 12 years).
     The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in “Other assets” and “Other liabilities”.
     A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statement of operations for the period in which the change occurs.

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Notes to the Consolidated Financial Statements
     When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.
Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.
Stock-based compensation
We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.
     We use the fair value-based method to account for stock options granted to employees. The value is recognized over the applicable vesting period, or to the eligible retirement age of the employee if sooner, as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds we receive, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001; when these options are exercised, the proceeds received are recorded as common share capital.
     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as stock appreciation rights (SARs). SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded in the consolidated statement of operations with a corresponding offset in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.
     Compensation expense in respect of share-based awards under the Restricted Share Program which meet certain criteria, is recognized in the year for which the grant is made, in an amount equal to the total to be transferred to the trust in respect of the current year allocations. Compensation expense in respect of special grants is recognized over the applicable vesting period, or to the eligible retirement age of the employee if sooner. In the event of forfeitures of unvested grants, any market gains or losses arising from the forfeiture event are recorded in contributed surplus.
     Compensation expense in respect of awards under the Performance Share Unit (PSU) program which meet certain criteria are recognized in the year for which the grant is made. The amount recognized is based on management’s best estimate of the expected number of PSUs to vest.
     Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price, and the change is recognized as a compensation expense or credit in the year in which the change occurs.
     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.
Fee and commission income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are performed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.
     Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees which are earned over a 12-month period.
     Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Prepaid fees are deferred and amortized over the contract term.
     Mutual fund fees are recorded on an accrual basis.
Earnings per share
Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of common shares outstanding for the period.
     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the average outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Year-to-date incremental common shares are computed by taking a weighted-average of the number of incremental common shares included in each interim period.
Impact of accounting changes
As required, the adoption of the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, and 3251 “Equity” as described above have been applied as an adjustment to opening retained earnings and AOCI as at November 1, 2006. Prior period balances have not been restated other than the reclassification of “Foreign currency translation adjustments” to AOCI. The impact of adopting these standards was as follows:

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Notes to the Consolidated Financial Statements

		Adjustment upon adoption	As at
$ millions	As at Oct. 31, 2006	of new standards	Nov. 1, 2006

ASSETS
Securities
Investment	$21,167	$(21,167)	$—
AFS	—	16,006	16,006
Trading	62,331	(552)	61,779
FVO	—	6,340	6,340

	83,498	627	84,125

Loans	145,625	136	145,761
Derivative instruments	17,122	1,585	18,707
Other assets	10,957	(1,701)	9,256

Impact on total assets	$257,202	$647	$257,849

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$202,891	$(44)	$202,847
Derivative instruments	17,330	1,565	18,895
Other liabilities	14,716	(947)	13,769

Impact on total liabilities	234,937	574	235,511

Shareholders’ equity
Retained earnings	7,268	(50)	7,218
Accumulated other comprehensive income
Foreign currency translation adjustments	(442)	—	(442)
Unrealized gains (losses) on AFS securities	—	(29)	(29)
Gains (losses) on cash flow hedges	—	152	152

Impact on shareholders’ equity	6,826	73	6,899

Impact on liabilities and shareholders’ equity	$241,763	$647	$242,410

The $16,006 million of financial assets classified as AFS included $15,429 million (AFS value $15,391 million) and $615 million (AFS value $615 million) of financial assets previously classified as investment securities and other assets, respectively. The $6,340 million of FVO securities included $5,738 million (fair value $5,799 million) and $541 million (fair value $541 million) of financial assets previously classified as investment securities and trading securities, respectively.
     The overall impact to net income from the adoption of the new standards for the year was not significant and included the recognition of the hedge ineffectiveness disclosed in Note 15. However, there were various reclassifications within our consolidated statement of operations, including the recognition of amounts within “FVO revenue” and “AFS securities gains, net” that were previously recognized in “Trading revenue” and “Investment securities gains, net”, respectively.
Prior year financial information
During the year, we revisited our presentation of certain revenue and expense items for prior periods to better reflect the nature of these items. Accordingly, certain prior year financial information has been reclassified to conform with the presentation adopted in the current year.
Future accounting policy changes
A description of future Canadian accounting policy changes is provided in Note 29. A description of future U.S. accounting policy changes is provided in Note 28.
Note 2 Fair Value of Financial Instruments
The tables that follow present the fair value of both on- and off-balance sheet financial instruments, based on the fair valuation approach set out below.
     Fair value represents our estimate of the price at which a financial instrument could be exchanged in an orderly market as an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act. Fair value is best evidenced by an independent quoted market price in an active market.
     Where quoted markets exist and are considered active, these quoted prices are used to calculate fair value. Commencing November 1, 2006, bid or ask prices, where available in an active market, are used to determine the fair value of security positions as appropriate, whereas closing price was previously used for securities in an active market.
     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and even where such markets do exist, they may not be considered sufficiently active to be used as a basis for fair value.
     In those instances where traded markets do not exist or are not considered sufficiently active, our measure of fair value is estimated, using a variety of valuation techniques and models which require assumptions regarding the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we use observable market parameters such as interest and currency rates and price volatility wherever possible. We also consider the change in credit quality where we are exposed to the credit risk of an issuer, borrower or counterparty. Where we use models based on estimated cashflows or other input parameters, our overriding objective is to use the information to estimate the fair value at which market participants would transact.
     Valuation adjustments are an integral component of our fair valuation process. To the extent necessary, we make valuation adjustments for market risks for derivatives and non derivatives and for counterparty credit risk and administration cost for derivatives.
     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates

96	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
inherent in this process, estimates of fair value of the same or similar assets may differ among financial institutions. The calculation of fair values is based on market conditions as at October 31, 2007, and may not be reflective of ultimate realizable value.
     We have an ongoing process of enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.
Methods and assumptions
Financial instruments with fair value equal to book value
Where we consider any difference between fair and book values of on-balance sheet financial instruments to be insignificant, the fair value of these on-balance sheet financial instruments is assumed to equal their book value. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities lent or sold under repurchase agreements and other liabilities.
Securities
The fair value of securities and obligations related to securities sold short are based on quoted bid or ask market prices where available; otherwise, fair values are estimated using independent bid or ask quoted market prices for similar securities or other third-party evidence, as available.
     The quoted market price used to value publicly traded AFS/ Investment equity securities does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.
     For privately issued debt and equity securities, we estimate fair value using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market, or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information where available and appropriate.
Loans
The fair value of variable-rate mortgages, which are largely prime rate based, are assumed to equal their book value. The fair value of fixed-rate mortgages are estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality including consumer behaviour.
     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. The fair value of loans is reduced by the specific and general allowances for impaired loans and loans not yet specifically identified as impaired. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.
Other assets
Other assets mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, limited partnerships (in 2006 only as they were reclassified to AFS securities in 2007, as indicated in Note 1) and accounts receivable.
     Except as noted, the fair value of all other assets is assumed to be cost or amortized cost because we consider any difference not to be significant. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, then fair value is assumed to equal book value.
Deposits
The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value for deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value for equity and commodity linked notes includes the fair value of embedded equity and commodity options.
Subordinated indebtedness
The fair value is determined by reference to market prices for the same or similar debt instruments.
Preferred share liabilities
The fair value of these obligations is determined by reference to market prices for the same or similar financial instruments.
Derivative instruments
The fair value of derivatives is based on quoted market prices or dealer quotes, where available. Otherwise, a suitable market proxy or fair value is estimated on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.
     Fair value reflects a valuation adjustment for market, model and credit risks, as well as administrative costs, as appropriate. Specifically, credit risk adjustments are based on current and expected future credit exposure taking into account both collateral and netting arrangements. Administrative cost adjustments reflect the expected future costs to maintain the derivative to maturity.
Mortgage commitments
The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage commitments and is based on changes in market interest rates between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.
Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted

CIBC Annual Accountability Report 2007	97

Notes to the Consolidated Financial Statements
above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.
Valuation technique — non-market observable inputs
We have determined that in situation where key market data for our positions is not observable, sensitivity analysis is not meaningful.
     The total loss recognized in the consolidated financial statements on the financial instruments outstanding as at the balance sheet date, whose fair value was estimated using a valuation technique requiring unobservable market parameters, was $774 million.
Significant events
Collateralized debt obligations (CDOs) and other positions based on U.S. residential mortgage-backed securities do not currently have readily observable fair values in an active market. We estimated these fair values based on all available data including internal models, indicative broker quotes and proxy index levels. This exercise involved the application of significant judgment. As at October 31, 2007, our gross unheeded notional exposure to U.S. residential mortgages of approximately US$1.6 billion was written down to an estimated fair value of US$784 million ($741 million). These positions were included in valuation technique — non-market observable inputs.
     The use of management judgment in the valuation of certain derivatives, including credit default swaps that reference the U.S. residential mortgage market, increased considerably during the second half of 2007, as market conditions severely limited the availability of quoted market prices that may otherwise have been available.
     Canadian market asset-backed commercial paper (ABCP) issued by our sponsored conduits of $3.1 billion were valued at par. Canadian market non-bank issued ABCP with a par value of $358 million were valued at $297 million using models and assumptions incorporating all available data. These non-bank issued ABCP were included in valuation technique — non-market observable inputs.
Fair Value of Financial Instruments

$ millions, as at October 31	2007			2006
	Book value
	(includes AFS		Fair value			Fair value
	securities at		over (under)			over (under)
	amortized cost)	Fair value	book value	Book value	Fair value	book value

Financial Assets
Cash and non-interest-bearing deposits with banks	$1,457	$1,457	$—	$1,317	$1,317	$—
Interest-bearing deposits with banks	12,290	12,290	—	10,536	10,536	—
Securities	86,587	86,959	372	83,498	83,680	182
Securities borrowed or purchased under resale agreements	34,020	34,020	—	25,432	25,432	—
Loans
Residential mortgages	91,623	91,669	46	81,333	81,657	324
Personal	28,638	28,626	(12)	27,427	27,427	—
Credit card	8,862	8,862	—	7,046	7,046	—
Business and government	33,531	33,548	17	29,819	29,856	37
Derivative instruments(1)	24,075	24,075	—	17,122	17,122	—
Customers’ liability under acceptances	8,024	8,024	—	6,291	6,291	—
Other assets(2)	6,325	6,368	43	6,155	6,529	374

Financial Liabilities
Deposits
Personal	$91,772	$91,429	$(343)	$81,829	$81,756	$(73)
Business and government	125,878	125,881	3	107,468	107,405	(63)
Bank	14,022	14,027	5	13,594	13,595	1
Derivative instruments(1)	26,688	26,688	—	17,330	17,330	—
Acceptances	8,249	8,249	—	6,297	6,297	—
Obligations related to securities sold short	13,137	13,137	—	13,788	13,788	—
Obligations related to securities lent or sold under repurchase agreements	28,944	28,944	—	30,433	30,433	—
Other liabilities	9,766	9,766	—	9,977	9,977	—
Subordinated indebtedness	5,526	5,732	206	5,595	5,963	368
Preferred share liabilities	600	623	23	600	642	42

ALM derivatives not carried at fair value(1)(3)(4)	n/a	n/a	n/a	$(94)	$(179)	$(85)

(1)	Prior to 2007, only ALM derivatives carried at fair value and trading derivatives were included in derivative instruments. Commencing in 2007, all derivatives are included in derivative instruments.

(2)	Excludes FirstCaribbean with a book value of $790 million as at October 31, 2006.

(3)	Prior to 2007, the book value included both the ALM derivatives not carried at fair value (2006: net $(234) million) and unamortized hedge-related deferred balances (2006: net $140 million), which were included in other assets and other liabilities.

(4)	Prior to 2007, the fair value over (under) book value included deferred gains (2006: $222 million) related to derivative hedges for anticipated transactions in respect of certain deposit programs and expenses.

n/a	Not applicable due to the adoption of the new CICA financial instruments standards.

98	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Fair Value of Derivative Instruments

$ millions, as at October 31	2007			2006

	Positive	Negative	Net	Positive	Negative	Net

Held for trading(1)
Interest rate derivatives
Forward rate agreements	$9	$7	$2	$11	$2	$9
Swap contracts	5,197	4,898	299	6,428	5,867	561
Purchased options	542	—	542	647	—	647
Written options	—	479	(479)	—	658	(658)

Total interest rate derivatives	5,748	5,384	364	7,086	6,527	559

Foreign exchange derivatives
Forward contracts	2,127	2,372	(245)	511	454	57
Swap contracts	5,204	5,252	(48)	3,739	3,098	641
Purchased options	162	—	162	98	—	98
Written options	—	156	(156)	—	74	(74)

Total foreign exchange derivatives	7,493	7,780	(287)	4,348	3,626	722

Credit derivatives
Swap contracts	77	751	(674)	48	95	(47)
Purchased options	4,333	249	4,084	93	154	(61)
Written options	157	3,970	(3,813)	197	43	154

Total credit derivatives	4,567	4,970	(403)	338	292	46

Equity derivatives(2)	3,487	4,844	(1,357)	3,543	5,009	(1,466)

Precious metal derivatives(3)	48	69	(21)	84	62	22

Other commodity derivatives(3)	1,347	1,161	186	1,406	1,375	31

Total held for trading(4)	22,690	24,208	(1,518)	16,805	16,891	(86)

Held for ALM(5)
Interest rate derivatives
Forward rate agreements	—	1	(1)	1	—	1
Swap contracts	864	638	226	933	745	188
Purchased options	2	—	2	20	—	20
Written options	—	16	(16)	—	4	(4)

Total interest rate derivatives	866	655	211	954	749	205

Foreign exchange derivatives
Forward contracts	137	35	102	38	3	35
Swap contracts	277	1,772	(1,495)	120	622	(502)
Written options	—	—	—	—	1	(1)

Total foreign exchange derivatives	414	1,807	(1,393)	158	626	(468)

Credit derivatives
Swap contracts	5	—	5	—	—	—
Purchased options	90	14	76	39	45	(6)
Written options(6)	—	—	—	1	—	1

Total credit derivatives	95	14	81	40	45	(5)

Equity derivatives(2)	10	4	6	19	43	(24)

Other commodity derivatives(3)	—	—	—	35	43	(8)

Total held for ALM (4)	1,385	2,480	(1,095)	1,206	1,506	(300)

Total fair value	24,075	26,688	(2,613)	18,011	18,397	(386)
Less: effect of master netting agreements	(10,736)	(10,736)	—	(10,799)	(10,799)	—

	$13,339	$15,952	$(2,613)	$7,212	$7,598	$(386)

Average fair value of derivatives held for trading(7)
Interest rate derivatives	$6,559	$6,099	$460	$7,588	$7,065	$523
Foreign exchange derivatives	4,960	4,396	564	4,963	4,308	655
Credit derivatives	1,184	1,230	(46)	218	176	42
Equity derivatives	3,425	4,487	(1,062)	3,236	4,200	(964)
Precious metal derivatives	51	78	(27)	107	95	12
Other commodity derivatives	1,307	1,162	145	2,307	2,222	85

	$17,486	$17,452	$34	$18,419	$18,066	$353

(1)	Includes positive and negative fair values of $1.9 billion (2006: $1.5 billion) and $1.7 billion (2006: $1.6 billion), respectively, for exchange traded options.

(2)	Comprises swaps and options.

(3)	Comprises forwards, swaps and options.

(4)	Derivative instruments held for trading and ALM derivative instruments carried at fair value (included in footnote 5 below) are reported as derivative instruments on the consolidated balance sheet.

(5)	Prior to 2007, only ALM derivatives carried at fair value were included in derivative instruments. These derivative instruments were carried at fair value because they were ineligible for hedge accounting under AcG-13. Since these derivative instruments mitigate market risks, we consider them to be economic hedges for the corresponding risks of underlying positions. In addition, this category includes derivatives, such as seller swaps, whose risks are managed in the context of ALM activities. Derivatives held for ALM purposes as at October 31, 2006, included positive and negative fair values of $318 million and $439 million, respectively, in respect of derivative instruments held for economic hedging purposes. Commencing 2007, all derivatives are included in derivative instruments at fair value.

(6)	Reported as guarantees in Note 24.

(7)	Average fair value represents monthly averages.

CIBC Annual Accountability Report 2007	99

Notes to the Consolidated Financial Statements
Note 3 Acquisition of FirstCaribbean International Bank and Future Disposition
FirstCaribbean International Bank
Step 1 Acquisition
On December 22, 2006, we obtained control of FirstCaribbean International Bank (FirstCaribbean) by acquiring 90% of Barclays Bank PLC’s (Barclays) interest in FirstCaribbean, which represented a further 39.3% ownership interest. As a result of this transaction (“the Step 1 Acquisition”), we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The common shares were acquired at US$1.62 each plus accrued dividends for total cash consideration of US$989 million ($1,153 million) paid to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million ($8 million).
Step 2 Acquisition
On February 2, 2007, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean (“the Step 2 Acquisition”) in exchange for additional cash consideration of US$212 million ($250 million), bringing our total ownership to 91.5%. In addition, we incurred additional transaction costs, net of tax, of US$2 million ($2 million).
     The Step 1 Acquisition and the Step 2 Acquisition transactions have been accounted for using the purchase method. The results of FirstCaribbean’s operations have been included within CIBC Retail Markets strategic business line in the consolidated financial statements since December 22, 2006. Prior to that date, we accounted for our 43.7% interest in FirstCaribbean using the equity method of accounting.
     The allocation of the purchase equation was finalized in the third quarter of 2007. Details of the aggregate consideration given and the fair value of net assets acquired are as follows:

	Step 1	Step 2	Closing
$ millions	Acquisition	Acquisition	adjustments	Total

Aggregate consideration
Purchase consideration (paid in cash)	$1,153	$250	$—	$1,403
Transaction costs, net of tax	8	2	—	10
Carrying value of equity investment in FirstCaribbean prior to acquisition	840	—	—	840

	$2,001	$252	$—	$2,253

Fair value of net assets acquired
Cash and deposits with banks	$3,107	$—	$—	$3,107
Securities	3,934	—	8	3,942
Loans	6,667	—	(27)	6,640
Goodwill	958	84	19	1,061
Other intangible assets	267	45	(6)	306
Other assets	876	8	—	884

Total assets acquired	15,809	137	(6)	15,940

Deposits	10,921	—	—	10,921
Other liabilities	2,386	4	(6)	2,384
Subordinated indebtedness	232	—	—	232
Non-controlling interest	269	(119)	—	150

Total liabilities assumed	13,808	(115)	(6)	13,687

Net assets acquired	$2,001	$252	$—	$2,253

Subsequent to the Step 2 Acquisition transaction, the total other intangible assets acquired include a core deposit intangible of $282 million and the FirstCaribbean brand name of $24 million. The core deposit intangible is amortized at 12% per annum using the declining balance method, while the brand has an indefinite life and is not amortized.
     Goodwill recognized as part of the acquisition is not deductible for tax purposes.
     As a result of subsequent transactions, including the sale of two million shares of our holding to FirstCaribbean’s compensation trusts, our ownership interest as at October 31, 2007 declined to 91.4%.
Proposed sale of some of our U.S. businesses
On November 2, 2007, we signed an agreement to sell our U.S. based investment banking, equities, leveraged finance and related debt capital markets businesses, our Israeli investment banking and equities businesses, and certain of our other U.S. capital markets-related businesses located in the U.K. and Asia (the “transferred businesses”) to Oppenheimer Holdings Inc. (Oppenheimer). In consideration, Oppenheimer will provide us warrants for 1 million shares exercisable at the end of five years, and will pay us a deferred purchase price of at least US$25 million at the end of five years based on the earnings of the transferred businesses. We will provide indemnities in respect of certain costs that Oppenheimer may incur in integrating the transferred businesses.
     CIBC restricted share awards (RSAs) held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs as they vest.
     Pursuant to the agreement, CIBC will invest in a $100 million subordinated debenture issued by Oppenheimer and will provide certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer’s business, with each loan subject to approval by CIBC’s credit committee.

100	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
     The transaction, which remains subject to regulatory approval, is expected to close in the first quarter of 2008.
     The transferred business contributed the following to our results over the past three years:

$ millions, for the year
ended October 31	2007	2006	2005

Net interest income	$6	$11	$8
Non-interest income	477	428	463

Total revenue	483	439	471
Non-interest expenses	464	488	544

Income (loss) before taxes and non-controlling interests	19	(49)	(73)
Income tax expense (benefit)	13	(15)	(26)

Net (loss) income	$6	$(34)	$(47)

Note 4 Securities

	Residual term to contractual maturity

									No specific
	Within 1 Year		1 to 5 Years		5 to 10 Years		Over 10 Years		maturity		2007 Total		2006 Total

	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
$ millions, as at October 31	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value		Yield(1)

AFS/Investment securities(2)
Securities issued or guaranteed by:
Canadian federal government	$2,283	3.1%	$2,267	3.8%	$—	—%	$66	8.0%	$—	—%	$4,616	3.5%	$7,797		3.5%
Other Canadian governments	4	3.3	54	4.4	—	—	464	5.8	—	—	522	5.6	474		5.6
U.S. Treasury	539	4.5	236	4.7	3,696	3.6	—	—	—	—	4,471	3.8	4,682		3.6
Other U.S. agencies	—	—	—	—	—	—	—	—	—	—	—	—	157		6.9
Other foreign governments	146	7.0	246	6.9	159	10.5	53	7.4	14	5.0	618	7.9	246		7.2
Mortgage-backed securities(3)	8	1.0	508	3.9	1	4.0	286	4.1	—	—	803	4.0	5,423		4.0
Asset-backed securities	3,394	5.3	229	4.7	37	4.9	38	6.1	—	—	3,698	5.3	1,110		5.7
Corporate debt	93	4.9	892	5.0	95	7.0	32	7.5	—	—	1,112	5.2	201		4.9
Private debt	22	10.3	23	12.0	4	17.0	77	6.7	2	8.0	128	8.6	446		8.2

Total debt securities	6,489		4,455		3,992		1,016		16		15,968		20,536	(4)

Corporate equity(5)	—	—	—	—	9	4.4	—	—	240	—	249	—	251		—
Private equity(6)	—	—	—	—	—	—	—	—	1,213	—	1,213	—	380		—

Total equity securities	—		—		9		—		1,453		1,462		631	(4)

Total AFS/Investment securities	$6,489		$4,455		$4,001		$1,016		$1,469		$17,430		$21,167

Trading securities
Securities issued or guaranteed by:
Canadian federal government	$1,343		$2,549		$294		$439		$—		$4,625		$7,063
Other Canadian governments	242		781		823		599		—		2,445		2,461
U.S. Treasury and agencies	4,113		404		105		59		—		4,681		6,070
Other foreign governments	31		73		116		—		—		220		235
Mortgage-backed securities(7)	5		13		108		1,738		—		1,864		1,210
Asset-backed securities	39		51		307		1,542		—		1,939		2,165
Corporate debt	4,682		1,917		1,149		796		—		8,544		9,289
Corporate equity	—		—		—		4		34,457		34,461		33,838

Total trading securities	$10,455		$5,788		$2,902		$5,177		$34,457		$58,779		$62,331

FVO securities
Securities issued or guaranteed by:
Canadian federal government	$156		$33		$88		$—		$—		$277		n/a
U.S. Treasury and agencies	—		139		—		—		—		139		n/a
Mortgage-backed securities(8)	1		9,473		—		88		—		9,562		n/a
Asset-backed securities	—		—		5		308		—		313		n/a

Total FVO securities	$157		$9,645		$93		$396		$—		$10,291		n/a

Total securities(9)	$17,101		$19,888		$6,996		$6,589		$35,926		$86,500		$83,498

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	As discussed in Note 1, as at November 1, 2006, investment securities amounting to $15,429 million (AFS value $15,391 million) and $5,738 million (fair value $5,799 million) were reclassified to AFS securities and FVO securities, respectively. The investment securities reclassified to AFS securities include private equities accounted for at cost. In addition, investment in limited partnerships of $615 million (AFS value $615 million) previously included in other assets were reclassified to AFS securities as at November 1, 2006.

(3)	Includes securities issued or guaranteed by government, having an amortized cost of $541 million and fair value of $540 million (2006: carrying and fair value $4.7 billion).

(4)	Fair value of $20,418 million and $931 million, respectively.

(5)	The fair value does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.

(6)	Includes shares of Visa Inc. received in October 2007 in exchange for certain membership interests in Visa Canada and Visa International, pursuant to the global restructuring of Visa. These are all restricted shares.

(7)	Includes securities issued or guaranteed by government $133 million (2006: $33 million).

(8)	Includes securities issued or guaranteed by government $9.5 billion.

(9)	Includes securities denominated in U.S. dollars $29.0 billion (2006: $34.8 billion) and securities denominated in other foreign currencies $2.7 billion (2006: $3.1 billion).

n/a	Not appliciable due to the adoption of the new CICA financial instruments standards.

CIBC Annual Accountability Report 2007	101

Notes to the Consolidated Financial Statements
Fair Value of AFS/Investment Securities

$ millions, as at October 31	2007				2006
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Carrying	unrealized	unrealized	Fair
	cost	gains	losses	value	value	gains	losses	value

Securities issued or guaranteed by:
Canadian federal government	$4,631	$11	$(26)	$4,616	$7,797	$20	$(6)	$7,811
Other Canadian governments	481	41	—	522	474	67	—	541
U.S. Treasury	4,619	—	(148)	4,471	4,682	—	(305)	4,377
Other U.S. agencies	—	—	—	—	157	10	—	167
Other foreign governments	618	—	—	618	246	19	—	265
Mortgage-backed securities(1)	807	1	(5)	803	5,423	12	(4)	5,431
Asset-backed securities	3,731	5	(38)	3,698	1,110	33	—	1,143
Corporate debt	1,107	6	(1)	1,112	201	2	—	203
Corporate equity(2)(3)	202	53	(4)	251	251	145	(2)	394
Private debt	108	20	—	128	446	35	(1)	480
Private equity(4)	1,213	460	(3)	1,670	380	182	(25)	537

	$17,517	$597	$(225)	$17,889	$21,167	$525	$(343)	$21,349

(1)	Includes securities issued or guaranteed by government, with an amortized cost of $541 million (2006: carrying value $4.7 billion) and a fair value of $540 million (2006: $4.7 billion).

(2)	2007 includes certain restricted securities with fair value exceeding book value by $2 million.

(3)	Includes certain securities hedged by forward sale contracts with maturities in November 2006. The unrealized gains related to these securities decreased by $40 million in 2006 as a result of these hedges.

(4)	Carried at amortized cost on the consolidated balance sheet as these do not have quoted market values in an active market.
For AFS/investment securities where the fair value is less than the amortized cost (2006: carrying value), the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

$ millions, as at October 31	2007						2006
	Less than 12 months		12 months or longer			Total	Less than 12 months		12 months or longer			Total
		Gross		Gross		Gross		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses	value	losses	value	losses	value	losses

AFS/Investment securities
Securities issued or guaranteed by:
Canadian federal government	$2,331	$(25)	$1,861	$(1)	$4,192	$(26)	$3,795	$(5)	$1,056	$(1)	$4,851	$(6)
Other Canadian governments	55	—	4	—	59	—	29	—	—	—	29	—
U.S. Treasury	1	—	3,696	(148)	3,697	(148)	1	—	4,274	(305)	4,275	(305)
Other U.S. agencies	—	—	—	—	—	—	—	—	—	—	—	—
Other foreign governments	—	—	—	—	—	—	11	—	—	—	11	—
Mortgage-backed securities	524	(3)	50	(2)	574	(5)	154	(2)	41	(2)	195	(4)
Asset-backed securities	66	(38)	15	—	81	(38)	19	—	—	—	19	—
Corporate debt	81	(1)	—	—	81	(1)	56	—	—	—	56	—
Corporate equity	118	(4)	—	—	118	(4)	—	—	19	(2)	19	(2)
Private debt	—	—	—	—	—	—	7	(1)	5	—	12	(1)
Private equity	23	(3)	—	—	23	(3)	43	(11)	45	(14)	88	(25)

	$3,199	$(74)	$5,626	$(151)	$8,825	$(225)	$4,115	$(19)	$5,440	$(324)	$9,555	$(343)

As at October 31, 2007, the amortized cost (2006: carrying value) of 116 AFS securities (2006: 97 investment securities) exceeded their fair value by $225 million (2006: $343 million). The securities that have been in a gross unrealized loss position for more than a year include 38 securities (2006: 23 securities), with a gross unrealized loss of $151 million (2006: $324 million). We have determined that any unrealized losses on our AFS securities are temporary in nature.
     The following table presents realized gains, losses and impairment write-downs on AFS/investment securities:

$ millions, for the year ended October 31	2007	2006	2005

Realized gains	$637	$148	$725
Realized losses	(67)	(19)	(41)
Impairment write-downs
Debt securities	(17)	(11)	(6)
Equity securities	(32)	(47)	(77)

	$521	$71	$601

102	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Note 5 Loans(1)(2)

$ millions, as at October 31	2007					2006
	Gross	Specific	General	Total	Net	Gross	Specific	General	Total	Net
	amount	allowance	allowance	allowance	total	amount	allowance	allowance	allowance	total

Amortized cost
Residential mortgages	$91,664	$30	$11	$41	$91,623	$81,358	$13	$12	$25	$81,333
Personal(3)	29,213	207	368	575	28,638	28,052	245	380	625	27,427
Credit card	9,121	122	137	259	8,862	7,253	105	102	207	7,046
Business and government	31,074	194	374	568	30,506	26,763	179	406	585	26,178

	161,072	553	890	1,443	159,629	143,426	542	900	1,442	141,984
Designated at fair value
Business and government	3,025	—	—	—	3,025	n/a	n/a	n/a	n/a	n/a
Trading
Business and government	n/a	n/a	n/a	n/a	n/a	3,641	—	—	—	3,641

	$164,097	$553	$890	$1,443	$162,654	$147,067	$542	$900	$1,442	$145,625

(1)	Loans are net of unearned income of $161 million (2006: $113 million).

(2)	Includes gross loans of $14.2 billion (2006: $7.3 billion) denominated in U.S. dollars and of $2.8 billion (2006: $2.5 billion) denominated in other foreign currencies.

(3)	Includes $185 million (2006: $292 million), including a non-recourse portion of approximately $2 million (2006: $79 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $140 million (2006: $205 million) relate to individuals who are no longer employed by CIBC.

n/a	Not appliciable due to the adoption of the new CICA financial instruments standards.
Loan Maturities

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	2007 Total

Residential mortgages	$9,206	$71,152	$9,128	$2,178	$91,664
Personal	13,271	14,989	608	345	29,213
Credit card	2,357	6,764	—	—	9,121
Business and government	15,240	10,552	6,697	1,610	34,099

	$40,074	$103,457	$16,433	$4,133	$164,097

Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$39,861	$9,916	$1,249	$51,026
Floating interest rates		63,596	6,517	2,884	72,997

		$103,457	$16,433	$4,133	$124,023

Allowance for Credit Losses
Specific Allowance

	Residential mortgages			Personal			Credit card			Business and government			Total Specific allowance
$ millions, as at or for the
year ended October 31	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

Balance at beginning of year	$13	$18	$17	$245	$262	$237	$105	$101	$133	$181	$282	$416	$544	$663	$803
Provision for credit losses	6	6	7	280	341	378	294	238	283	51	27	88	631	612	756
Write-offs	(7)	(12)	(7)	(377)	(393)	(376)	(331)	(282)	(363)	(146)	(179)	(255)	(861)	(866)	(1,001)
Recoveries	—	—	—	26	21	23	55	47	60	66	50	41	147	118	124
Transfer from general(1)	—	—	—	5	11	—	—	—	—	—	—	—	5	11	—
Other(2)	18	1	1	28	3	—	(1)	1	(12)	42	1	(8)	87	6	(19)

Balance at end of year(3)	$30	$13	$18	$207	$245	$262	$122	$105	$101	$194	$181	$282	$553	$544	$663

(1) Related to student loan portfolio.

(2) Includes $117 million related to the FirstCaribbean acquisition during the year.

(3) Allowance on letters of credit (2007: nil; 2006: $2 million; 2005: $2 million) is included in other liabilities.

General Allowance

	Residential mortgages			Personal			Credit card			Business and government			Total general allowance
$ millions, as at or for the year
ended October 31	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

Balance at beginning of year	$12	$19	$22	$380	$349	$285	$102	$106	$209	$406	$501	$509	$900	$975	$1,025
Provision for (reversal of) credit losses	(6)	(7)	(3)	(15)	42	64	35	(4)	(103)	(42)	(95)	(8)	(28)	(64)	(50)
Transfer to specific(1)	—	—	—	(5)	(11)	—	—	—	—	—	—	—	(5)	(11)	—
Other(2)	5	—	—	8	—	—	—	—	—	10	—	—	23	—	—

Balance at end of year	$11	$12	$19	$368	$380	$349	$137	$102	$106	$374	$406	$501	$890	$900	$975

(1)	Related to student loan portfolio.

(2)	Related to the FirstCaribbean acquisition during the year.

CIBC Annual Accountability Report 2007	103

Notes to the Consolidated Financial Statements
Impaired Loans

$ millions, as at October 31			2007			2006
	Gross	Specific	Net	Gross	Specific	Net
	amount	allowance	total	amount	allowance	total

Residential mortgages	$219	$30	$189	$118	$13	$105
Personal(1)	274	207	67	268	245	23
Credit card(1)	—	122	(122)	—	105	(105)
Business and government	370	194	176	244	179	65

Total impaired loans(2)	$863	$553	$310	$630	$542	$88

(1)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

(2)	Average balance of gross impaired loans totalled $908 million (2006: $811 million).
As at October 31, 2007, other past due loans totalled $60 million (2006: $45 million) all of which were in Canada. Other past due loans, excluding credit card loans and government-guaranteed loans, are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. These loans have not been classified as impaired loans because they are both fully secured and in the process of collection. If the number of days in arrears reaches 180, the loans become impaired notwithstanding the security held.
As at October 31, 2007, the interest entitlements on loans classified as impaired totalled $73 million (2006: $46 million; 2005: $64 million), of which $40 million (2006: $45 million; 2005: $58 million) were in Canada and $33 million (2006: $1 million; 2005: $6 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $62 million (2006: $56 million; 2005: $63 million), of which $51 million (2006: $56 million; 2005: $62 million) was in Canada and $11 million (2006: nil; 2005: $1 million) was outside Canada.
Net Interest Income after Provision for Credit Losses

$ millions, for the year ended October 31	2007	2006	2005

Interest income	$15,781	$13,269	$11,256
Interest expense	11,223	8,834	6,319

Net interest income	4,558	4,435	4,937
Provision for credit losses	603	548	706

Net interest income after provision for credit losses	$3,955	$3,887	$4,231

Note 6 Securitizations and Variable Interest Entities
Securitizations
Residential mortgages
We securitize insured fixed- and variable-rate residential mortgages through the creation of mortgage-backed securities under the Canada Mortgage Bond Program. Beginning in 2006, we also started securitizing uninsured fixed-rate mortgages to a QSPE. Upon sale of these assets, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.
Commercial mortgages
We securitize certain commercial mortgages through a trust that issues securities. We retain no beneficial interest in these mortgages, but we continue to service these mortgages and recognize revenue as these services are provided.
Credit cards
We securitize credit card receivables to a QSPE. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided.
     The following table summarizes our securitization and sales activity:

$ millions, for the year ended October 31	2007						2006	2005
	Residential		Commercial	Residential		Commercial		Residential
	mortgages		mortgages	mortgages		mortgages	Cards	mortgages	Cards

Securitized	$13,768	(1)	$357	$10,314	(1)	$380	$381	$10,178	$2,345	(2)
Sold(3)	7,017	(1)	357	7,826	(1)	380	381	7,876	2,345	(2)
Net cash proceeds	6,963		346	7,779		389	381	7,842	2,345
Retained interest(4)	111		—	127		—	32	170	210
Gain on sale, net of transaction costs	41		(1)	27		7	1	32	18

Retained interest assumptions (%)
Weighted-average remaining life (in years)	3.8		—	3.7		—	0.2	4.1	0.2
Prepayment/payment rate	11.0 – 39.0		—	11.0 – 39.0		—	43.0	12.0 – 39.0	43.9
Discount rate	4.0 – 4.9		—	3.5 – 4.8		—	9.0	2.6 – 4.2	9.0
Expected credit losses	0.0 – 0.1		—	0.0 – 0.1		—	3.5	—	3.7

(1)	Includes $249 million (2006: $1,158 million) of uninsured fixed-rate mortgages securitized to a QSPE.

(2)	Net of $350 million related to the wind-down of a previous securitization.

(3)	Assets securitized and not sold are reported as FVO securities (2006 and 2005: investment securities) on the consolidated balance sheet and stated at fair value.

(4)	Retained interests arising from sale of securitized assets are reported as AFS securities (2006 and 2005: investment securities) on the consolidated balance sheet. Impairment write-down of retained interests for the year amounted to $2 million (2006: $31 million; 2005: $24 million).

104	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
The following table summarizes certain cash flows as a result of securitization activity:

		Residential	Commercial
$ millions, for the year ended October 31		mortgages	mortgages	Cards

2007	Proceeds from new securitizations	$6,963	$346	$—
	Proceeds reinvested in revolving securitizations	—	—	27,553
	Servicing fees received	57	—	88
	Other cash flows received on retained interests	189	—	459

2006	Proceeds from new securitizations	$7,779	$389	$381
	Proceeds reinvested in revolving securitizations	—	—	21,954
	Servicing fees received	48	—	87
	Other cash flows received on retained interests	165	—	474

2005	Proceeds from new securitizations	$7,842	$—	$2,345
	Proceeds reinvested in revolving securitizations	—	—	11,957
	Servicing fees received	37	2	46
	Other cash flows received on retained interests	142	—	271

Key economic assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.
     The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

$ millions, as at October 31	2007		2006
	Residential		Residential
	mortgages	Cards	mortgages	Cards

Amortized cost of retained interests	$264 (1)	$317	$236	$336
Fair value of retained interests	267 (1)	320	247	341
Weighted-average remaining life (in years)	2.5	0.2	2.6	0.2
Prepayment/payment rate	7.0 – 36.0%	41.8% (2)	7.0 – 39.0%	43.0	%(2)
Impact on fair value of a 10% adverse change	(7)	(2)	(11)	(2)
Impact on fair value of a 20% adverse change	(15)	(3)	(21)	(4)
Expected credit losses	0.0 – 0.1%	3.4%	0.0 – 0.1%	3.5%
Impact on fair value of a 10% adverse change	—	(3)	—	(3)
Impact on fair value of a 20% adverse change	—	(6)	—	(6)
Residual cash flows discount rate (annual rate)	4.6 – 5.0%	6.5%	4.3 – 5.1%	9.0%
Impact on fair value of a 10% adverse change	(1)	—	(1)	—
Impact on fair value of a 20% adverse change	(2)	—	(2)	—

(1)	Includes $52 million of investment in one of our securitization vehicles, which has been excluded from the assumptions noted in the table.

(2)	Monthly payment rate.
Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes our expected static pool credit losses:

% of outstanding loans, as at October 31	2007		2006
	Residential		Residential
	mortgages	Cards	mortgages	Cards

Actual and projected credit losses	0.0 – 0.1%	3.4%	0.0 – 0.1%	3.5%

CIBC Annual Accountability Report 2007	105

Notes to the Consolidated Financial Statements
The following table summarizes the loan principal, impaired and other past due loans and net write-offs for total loans reported on our consolidated balance sheet and loans securitized:

$ millions, as at or for the year ended October 31	2007			2006
	Total	Impaired		Total
	principal	and other		principal	Impaired and
	amount of	past due	Net	amount of	other past	Net
Type of loan	loans	loans	write-offs(1)	loans	due loans	write-offs(1)

Residential mortgages	$116,721	$235	$9	$101,254	$144	$13
Personal	29,213	312	351	28,052	284	372
Credit card	13,372	27	425	11,722	33	384
Business and government(2)	34,774	379	80	30,779	250	129

Total loans reported and securitized(3)	194,080	953	865	171,807	711	898

Less: loans securitized
Residential mortgages	25,057	3	2	19,896	3	1
Credit card	4,251	27	149	4,469	33	149
Business and government(2)	675	—	—	375	—	—

Total loans securitized	29,983	30	151	24,740	36	150

Total loans reported on the consolidated balance sheet	$164,097	$923	$714	$147,067	$675	$748

(1)	Represents write-offs in the current year net of recoveries on previously written-off loans.

(2)	Includes commercial mortgages and investment-grade loans.

(3)	Includes loans outstanding and loans that have been securitized, which we continue to manage.
Variable interest entities
VIEs that are consolidated
Since we were considered the primary beneficiary of certain VIEs, we consolidated total assets and liabilities of approximately $64 million as at October 31, 2007 (2006: $83 million).
     The table below provides further details on the assets that support the obligations of the consolidated VIEs.

$ millions, as at October 31	2007	2006

AFS securities	$10	$—
Investment securities	—	12
Trading securities	50	56
Residential mortgages	4	15

	$64	$83

Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements or are a counterparty to a derivative transaction involving the VIE.
     In addition, we were considered the primary beneficiary of certain compensation trusts with assets of approximately $419 million (2006: $400 million) as represented by 4.1 million CIBC common shares as at October 31, 2007 (2006: 4.6 million CIBC common shares). However, the consolidation of these trusts does not have a significant impact as both the assets (CIBC common shares) and the liabilities (the obligation to deliver CIBC common shares to the participants) of the trusts offset each other in the treasury shares section of the consolidated balance sheet.
VIEs where we have a significant interest, but are not consolidated
We have significant interests in VIEs where we are not considered the primary beneficiary and thus do not consolidate. We may provide these VIEs liquidity facilities, hold their notes, or act as counterparty to derivative contracts. These VIEs include several multi-seller conduits in Canada, which we sponsor, and CDOs for which we act as structuring and placement agents and for which we may manage collateral on behalf of investors.
     Securities issued by entities established by Canada Housing and Mortgage Corporation, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), and Student Loan Marketing Association (Sally Mae) are among our holdings that are not considered significant interests in the entities.
     Maximum exposure to loss are amounts net of hedges. The maximum exposure comprises the fair value for investments, the notional amounts for liquidity and credit facilities, the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets, and the positive fair value for all other derivative contracts with VIEs. Excluded hedged positions amount to $34.1 billion (2006: $24.7 billion).

$ billions, as at October 31	2007			2006
		Maximum			Maximum
	Total	exposure		Total	exposure
	assets	to loss		assets	to loss

CIBC sponsored multi-seller conduits	$16.4	$15.1	(1)	$14.4	$13.4	(1)
CIBC structured CDO vehicles	1.5	0.4		1.1	0.2	(2)
Third-party structured vehicles	4.4	1.8		3.8	1.5	(3)

(1)	Includes $0.3 billion (2006: $0.3 billion) of liquidity commitments that exceed the current size of the conduits.

(2)	Excludes $0.6 billion of exposure that is hedged with third parties.

(3)	Excludes $1.8 billion of exposure that is hedged with third parties.

106	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Note 7 Land, Buildings and Equipment

$ millions, as at October 31	2007			2006
		Accumulated	Net book	Net book
	Cost(1)	amortization(2)	value	value

Land(3)	$224	$—	$224	$238
Buildings(3)	900	279	621	640
Computer equipment and software	2,219	1,733	486	419
Office furniture and other equipment	759	350	409	486
Leasehold improvements	599	361	238	249

	$4,701	$2,723	$1,978	$2,032

(1)	Includes $175 million (2006: $242 million) of work in progress not subject to amortization.

(2)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $214 million (2006: $206 million; 2005: $214 million).

(3)	Land and buildings include amounts of $153 million (2006: $182 million) and $354 million (2006: $433 million), respectively, for which we are deemed to have ownership for accounting purposes.
Note 8 Goodwill and Other Intangible Assets
We completed our annual impairment testing on goodwill and other intangible assets and determined that no impairment write-downs were required.
The changes in the carrying amount of goodwill are as follows:

		CIBC Retail		CIBC World	Corporate		CIBC
$ millions, for the year ended October 31		Markets		Markets	and Other		Total

2007	Balance at beginning of year	$883		$56	$43		$982
	Acquisitions	1,061	(1)	10	—		1,071
	Adjustments(2)	(202)		(4)	—		(206)

	Balance at end of year	$1,742		$62	$43		$1,847

2006	Balance at beginning of year	$883		$57	$6		$946
	Acquisitions	—		—	37	(3)	37
	Adjustments(2)	—		(1)	—		(1)

	Balance at end of year	$883		$56	$43		$982

(1)	Includes the acquisition of FirstCaribbean (Note 3).

(2)	Includes foreign currency translation adjustments.

(3)	Includes the acquisition of the remaining non-controlling interest in INTRIA Items Inc. (INTRIA).
The components of other intangible assets are as follows:

$ millions, as at October 31	2007				2006
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount	amortization(1)	amount(2)	amount	amortization(1)	amount(2)

Finite-lived other intangible assets
Customer relationships	$123	$74	$49	$121	$65	$56
Core deposit intangibles(3)	231	27	204	—	—	—
Contract based(4)	51	33	18	50	30	20

	405	134	271	171	95	76

Indefinite-lived other intangible assets
Contract based(4)	116	—	116	116	—	116
Brandname(5)	19	—	19	—	—	—

	135	—	135	116	—	116

Total other intangible assets	$540	$134	$406	$287	$95	$192

(1)	Amortization of other intangible assets for the year amounted to $39 million (2006: $29 million; 2005: $12 million).

(2)	Includes foreign currency translation adjustments.

(3)	A core deposit intangible asset was acquired as part of the FirstCaribbean acquisition (Note 3).

(4)	Includes certain contract-based assets purchased as part of the INTRIA acquisition.

(5)	Brandname was acquired as part of the FirstCaribbean acquisition (Note 3).
The total estimated amortization expense relating to finite-lived other intangible assets for each of the next five years is as follows:

$ millions, as at October 31	2007

2008	$38
2009	36
2010	34
2011	32
2012	30

CIBC Annual Accountability Report 2007	107

Notes to the Consolidated Financial Statements
Note 9 Other Assets

$ millions, as at October 31	2007	2006

Accrued interest receivable	$1,177	$1,089
Accrued benefit asset (Note 21)	1,057	1,037
Brokers’ client accounts	620	594
Current income tax receivable	79	—
Future income tax asset (Note 22)	297	619
Other prepayments and deferred items	707	978
Investment in limited partnerships(1)	—	615
Equity-accounted investments	279	1,096
Cheques and other items in transit, net	512	1,189
Derivative collateral receivable	3,010	1,710
Derivatives held for ALM, not carried at fair value (Note 2)(2)	—	959
Accounts receivable	722	645
Other	467	426

	$8,927	$10,957

(1)	Classified as AFS securities under the new CICA financial instruments standards applicable from November 1, 2006. See Note 1 for further details.

(2)	As of November 1, 2006, classified as derivative instruments and carried at fair value. See Note 1 for additional details.
Note 10 Deposits(1)(2)

			Payable on a fixed date(3)
	Payable	Payable
	on	after	Within	1 to	2 to	3 to	4 to	Over	2007	2006
$ millions, as at October 31	demand(4)	notice(5)	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total

Personal	$5,885	$37,602	$31,930	$7,266	$4,306	$1,842	$1,984	$957	$91,772	$81,829
Business and government	24,613	7,030	74,246	7,078	2,500	2,181	4,990	3,240	125,878	107,468
Bank	1,609	4	10,612	1	1,018	—	—	778	14,022	13,594

	$32,107	$44,636	$116,788	$14,345	$7,824	$4,023	$6,974	$4,975	$231,672	$202,891

Comprises:
Held at amortized cost									$230,026	$202,891
Designated at fair value									1,646	n/a

Total deposits include:
Non-interest-bearing deposits
In domestic offices									$22,354	$22,292
In foreign offices									2,374	395
Interest-bearing deposits
In domestic offices									151,000	129,657
In foreign offices									55,588	46,991
U.S. federal funds purchased									356	3,556

									$231,672	$202,891

(1)	Includes deposits of $62.6 billion (2006: $54.3 billion) denominated in U.S. dollars and deposits of $9.8 billion (2006: $11.2 billion) denominated in other foreign currencies.

(2)	Net of own deposits purchased by CIBC $690 million (2006: $477 million).

(3)	Include all deposits, which mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

(4)	Include all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(5)	Include all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts. n/a Not applicable due to the adoption of the new CICA financial instruments standards.
Note 11 Other Liabilities

$ millions, as at October 31	2007	2006

Accrued interest payable	$1,932	$2,243
Accrued benefit liability (Note 21)	890	872
Gold and silver certificates	223	47
Brokers’ client accounts	2,759	2,766
Derivative collateral payable	1,841	1,396
Deferred gain on sale of real estate properties(1)	28	47
Other deferred items	229	112
Negotiable instruments	1,213	1,824
Current income tax liability	339	188
Future income tax liability (Note 22)	42	—
Derivatives held for ALM, not carried at fair value (Note 2)(2)	—	1,053
Accounts payable and accrued expenses	1,628	1,539
Other	2,604	2,629

	$13,728	$14,716

(1)	The deferred gain is being recognized in income each year over the approximate 10-year average term of the leases relating to properties that we sold and leased back in 2000.

(2)	As of November 1, 2006, classified as derivative instruments and carried at fair value. See Note 1 for additional details.

108	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Note 12 Trading Activities
The following tables present the assets and liabilities and income related to trading activities.
     Trading income comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on trading derivatives.
     Trading income excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.
Trading Assets and Liabilities

$ millions, as at October 31	2007	2006

Assets
Debt securities	$24,318	$28,493
Equity securities	34,461	33,838

Total securities (Note 4)	58,779	62,331

Business and government loans	n/a	3,641	(1)
Derivative instruments (Note 14)	22,690	16,805

	$81,469	$82,777

Liabilities
Obligations related to securities sold short	$12,552	$12,716
Derivative instruments (Note 14)	24,208	16,891

	$36,760	$29,607

(1)	Trading loans which were designated at fair value upon the adoption of the new CICA financial instruments standards.

n/a	Not applicable due to the adoption of the new CICA financial instruments standards.
(Loss) Income from Trading Activities

$ millions, for the year ended October 31	2007	2006	2005

Trading (loss) income consists of:
Interest income	$2,817	$2,525	$1,962
Interest expense	3,455	2,969	1,943

Net interest (expense) income	(638)	(444)	19
Non-interest income	328	1,129	801

	$(310)	$685	$820

Trading income by product line:
Interest rates	$318	$156	$198
Foreign exchange	190	163	169
Equities(1)	9	79	225
Commodities	26	39	31
Structured credit and other	(853)	248(2)	197(2)

	$(310)	$685	$820
-

(1)	Includes $2 million (2006: $28 million; 2005: $156 million) of non-controlling interests in VIEs.

(2)	Includes trading loans which were designated at fair value upon the adoption of the new CICA financial instruments standards.
Note 13 Financial Instruments Designated at Fair Value (FVO)
Financial instruments designated at fair value include the following instruments that (i) would otherwise be recognized in income at amortized cost causing significant measurement inconsistencies with the hedging derivatives and securities sold short carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis.
•	Loans that were previously accounted for as trading including loans hedged by or hedging total return swaps and credit derivatives as well as secondary traded loans that are intended to be sold within six months.

•	Certain securities and deposit liabilities hedged by derivatives such as interest rate swaps, seller swaps and other asset swaps.
The following tables present the designated FVO assets and liabilities, their hedges, and the related income from these financial instruments. Net interest income arises from interest and dividends related to the FVO assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on the FVO assets and liabilities and related hedging derivatives and securities sold short.

CIBC Annual Accountability Report 2007	109

Notes to the Consolidated Financial Statements
Designated FVO Assets and Liabilities

$ millions, as at October 31	2007

FVO assets
Debt securities	$10,291
Business and government loans	3,025

$13,316

FVO liabilities
Business and government deposits	$1,154
Bank deposits	492

$1,646

Economic hedging assets and liabilities of FVO financial instruments

$ millions, as at October 31	2007

Assets
Derivative instruments (Note 14)	$179

$179

Liabilities
Derivative instruments (Note 14)	$211
Obligations related to securities sold short	536

$747

FVO and Related Hedges Income

$ millions, for the year ended October 31	2007

Interest income	$620
Interest expense(1)	567

Net interest income	53

Non-interest income
FVO financial instruments	(70)
Economic hedges(2)	226

156

$209

(1)	Includes $17 million on obligations related to securities sold short hedging the FVO financial instruments.

(2)	Comprises derivative instruments held to economically hedge FVO financial instruments.
Loans designated at fair value
The drawn credit exposure of FVO loans is noted in the table above.
The undrawn credit exposure related to FVO loans is $53 million.
The cumulative change in fair value of the FVO loans attributable to changes in credit risk amounted to a loss of $68 million.
     The notional amount of the derivatives hedging the credit risk was $3.0 billion. The cumulative change in fair value of these derivatives attributable to changes in credit risk since the loans were first designated amounted to a gain of $70 million.
     The changes in the fair value of the FVO loans attributable to changes in credit risk have been calculated by determining the credit spread implicit in the fair value of bonds issued by entities with similar characteristics.
Deposits designated at fair value
As at October 31, 2007, the carrying amount of FVO deposits was $14 million lower than the amount if the deposits were carried on a contractual settlement amount.
     The cumulative change in fair value attributable to changes in CIBC’s credit risk amounted to a gain of $7 million.
     The change in fair value attributable to changes in CIBC’s credit risk has been calculated by reference to the change in the credit spread implicit in the market value of CIBC’s deposits.
Note 14 Derivative Instruments
As explained in Note 1, in the normal course of business, we use various derivative instruments in the course of trading and for ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2007
	Assets	Liabilities

Trading (Note 12)	$22,690	$24,208
Designated accounting hedges (Note 15)	625	347
Economic hedges(1)
Economic hedges of FVO financial assets and liabilities (Note 13)	179	211
Other economic hedges	581	1,922

	$24,075	$26,688

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under the CICA handbook section 3865.

110	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Derivatives used by CIBC
The majority of our derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.
     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
Foreign exchange derivatives
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
     Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Certain swap contracts include an additional feature whereby the payer of the total return swap (party with the reference asset) has the right to sell the reference asset to CIBC at par at which point the contract terminates.
Equity derivatives
Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.
     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Precious metal and other commodity derivatives
We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both over-the-counter and exchange markets.
Notional amounts
The following table presents the notional amounts of derivative instruments.
     The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market risk or credit risk of such instruments.

CIBC Annual Accountability Report 2007	111

Notes to the Consolidated Financial Statements
Notional Amounts

	Residual term to contractual maturity
				Total
	Less than	1 to	Over	notional		2007		2006
$ millions, as at October 31	1 year	5 years	5 years	amounts	Trading	ALM	Trading	ALM

Interest rate derivatives
Over-the-counter
Forward rate agreements	$31,067	$536	$952	$32,555	$30,248	$2,307	$29,834	$85
Swap contracts	171,652	325,147	112,745	609,544	437,411	172,133	466,316	130,536
Purchased options	6,591	18,778	15,512	40,881	40,706	175	31,844	2,785
Written options	10,378	13,808	9,760	33,946	30,652	3,294	43,222	2,583

	219,688	358,269	138,969	716,926	539,017	177,909	571,216	135,989

Exchange traded
Futures contracts	50,094	12,423	238	62,755	59,228	3,527	107,060	8,209
Purchased options	9,565	709	—	10,274	10,274	—	38,860	—
Written options	10,718	4,346	—	15,064	15,064	—	47,931	—

	70,377	17,478	238	88,093	84,566	3,527	193,851	8,209

Total interest rate derivatives	290,065	375,747	139,207	805,019	623,583	181,436	765,067	144,198

Foreign exchange derivatives
Over-the-counter
Forward contracts	74,465	3,072	719	78,256	59,581	18,675	54,897	8,098
Swap contracts	16,351	34,197	16,075	66,623	55,774	10,849	59,677	18,064
Purchased options	2,293	426	327	3,046	3,046	—	3,508	—
Written options	2,364	425	232	3,021	2,994	27	3,654	92

	95,473	38,120	17,353	150,946	121,395	29,551	121,736	26,254

Exchange traded
Futures contracts	2	—	—	2	2	—	—	—

Total foreign exchange derivatives	95,475	38,120	17,353	150,948	121,397	29,551	121,736	26,254

Credit derivatives
Over-the-counter
Swap contracts(1)	1,289	2,291	9,737	13,317	12,868	449	2,177	—
Purchased options	7,066	23,594	54,290	84,950	76,557	8,393	55,943	8,246
Written options(2)	2,012	21,720	43,551	67,283	67,180	103	59,585	184

Total credit derivatives	10,367	47,605	107,578	165,550	156,605	8,945	117,705	8,430

Equity derivatives(3)
Over-the-counter	31,005	9,129	1,266	41,400	41,112	288	42,829	379
Exchange traded	24,354	12,793	30	37,177	37,072	105	52,482	119

Total equity derivatives	55,359	21,922	1,296	78,577	78,184	393	95,311	498

Precious metal derivatives(3)
Over-the-counter	659	266	—	925	925	—	1,046	47
Exchange traded	3	—	—	3	3	—	32	2

Total precious metal derivatives	662	266	—	928	928	—	1,078	49

Other commodity derivatives(3)
Over-the-counter	7,720	8,352	576	16,648	16,648	—	23,447	92
Exchange traded	2,291	1,448	7	3,746	3,411	335	4,070	15

Total other commodity derivatives	10,011	9,800	583	20,394	20,059	335	27,517	107

	$461,939	$493,460	$266,017	$1,221,416	$1,000,756	$220,660	$1,128,414	$179,536

(1)	Comprises credit protection bought $2,797 million and credit protection sold $10,520 million.

(2)	ALM written options are reported as financial guarantees in Note 24.

(3)	Comprises forwards, futures, swaps and options.
Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges. There is no correlation between the high notional values of contracts to which we are a party and the net market and credit risks to which we are exposed.

112	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques.
     We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivatives activities. Such agreements provide for the simultaneous close out and netting of all transactions with a counterparty in an event of default. A number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used both to accommodate business with less creditworthy counterparties and to help contain the build-up of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange traded contracts are subject to initial margins and generally to daily settlement of variation margins.
     Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will, however, have some credit risk to the extent of any unpaid premiums.
     The following table summarizes our credit exposure arising from derivative instruments except for those that are traded on an exchange and subject to daily margining requirements. The calculation of risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.
     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by standard counterparty risk-weighting factors prescribed by OSFI that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.
Credit Risk

$ millions, as at October 31					2007					2006
				Credit	Risk-				Credit	Risk-
	Current replacement cost(1)			equivalent	weighted	Current replacement cost(1)			equivalent	weighted
	Trading	ALM	Total	amount(2)	amount	Trading	ALM	Total	amount(2)	amount

Interest rate derivatives
Forward rate agreements	$9	$—	$9	$27	$12	$11	$1	$12	$13	$5
Swap contracts	5,197	864	6,061	9,252	2,073	6,428	933	7,361	10,617	2,217
Purchased options	535	2	537	863	189	645	20	665	860	211

	5,741	866	6,607	10,142	2,274	7,084	954	8,038	11,490	2,433

Foreign exchange derivatives
Forward contracts	2,127	137	2,264	2,974	847	511	38	549	1,161	384
Swap contracts	5,204	277	5,481	8,559	1,477	3,739	120	3,859	7,574	1,463
Purchased options	162	—	162	231	78	98	—	98	179	54

	7,493	414	7,907	11,764	2,402	4,348	158	4,506	8,914	1,901

Credit derivatives(1)
Swap contracts	77	—	77	1,484	635	48	—	48	263	114
Purchased options	4,333	—	4,333	13,148	5,722	93	—	93	6,948	3,013
Written options(3)	157	—	157	157	59	197	—	197	197	45

	4,567	—	4,567	14,789	6,416	338	—	338	7,408	3,172

Equity derivatives(4)	1,604	10	1,614	3,867	939	2,077	19	2,096	4,262	1,345

Precious metal derivatives(4)	48	—	48	80	21	83	—	83	117	51

Other commodity derivatives(4)	1,328	—	1,328	2,914	1,126	1,400	35	1,435	3,734	1,450

	20,781	1,290	22,071	43,556	13,178	15,330	1,166	16,496	35,925	10,352
Less: effect of master netting agreements	(10,736)	—	(10,736)	(18,175)	(4,672)	(10,799)	—	(10,799)	(18,962)	(5,222)

	$10,045	$1,290	$11,335	$25,381	$8,506	$4,531	$1,166	$5,697	$16,963	$5,130

(1)	ALM credit derivatives with a replacement cost of $95 million (2006: $40 million), are given financial guarantee treatment for credit risk capital purposes and are excluded from the table above. In addition, exchange traded instruments with a replacement cost of $1,910 million (2006: $1,475 million) are excluded in accordance with the guidelines of OSFI.

(2)	Sum of current replacement cost and potential credit exposure, adjusted for the impact of collateral amounting to $1,667 million (2006: $1,373 million). The collateral comprises cash $1,398 million (2006: $1,278 million), government securities $173 million (2006: $80 million) and other instruments $96 million (2006: $15 million).

(3)	Comprises credit protection sold. The amount represents the fair value of contracts for which fees are received over the life of the contracts.

(4)	Comprises forwards, swaps and options.

CIBC Annual Accountability Report 2007	113

Notes to the Consolidated Financial Statements
Note 15 Designated Accounting Hedges
The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of operations:

$ millions, for the year ended October 31	2007

Fair value hedges(1)	$(18)
Cash flow hedges(2)	2

(1)	Recognized in net interest income.

(2)	Recognized in other non-interest income.
Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities are included in the consolidated statement of operations and are not significant for the year ended October 31, 2007.
     The following table presents notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31			2007
	Derivatives	Carrying value
	Notional
	amount	Positive	Negative

Fair value hedges	$72,601	$346	$344
Cash flow hedges	4,193	155	2
NIFO hedges	4,924	124	1

	$81,718	$625	$347

In addition, foreign currency denominated deposit liabilities of $163 million and $13,223 million have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.
Note 16 Subordinated Indebtedness
The debt issues included in the table below are unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to provide Canadian dollar equivalent funding. All redemptions are subject to regulatory approval.
Terms of Subordinated Indebtedness

$ millions, as at October 31												2007	2006
				Earliest date redeemable
				At greater of Canada			Denominated in			Par		Carrying	Carrying
Interest rate %		Maturity date		Yield Price(1) and par	At par		foreign currency			value		value(2)	value(2)

Floating	(3)	August 14, 2012			August 14, 2007		US$	300 million		$—		$—	$337
4.75	(4)	January 21, 2013		January 20, 2003	January 21, 2008					250		249	250
5.89	(4)	February 26, 2013		February 26, 1998	February 26, 2008					89	(5)	89	120
4.25	(4)	June 1, 2014		May 6, 2004	June 1, 2009					750		747	750
4.50	(4)	October 15, 2014		September 14, 2004	October 15, 2009					500		496	500
9.65		October 31, 2014		November 1, 1999						250		322	250
Floating	(6)	March 10, 2015			March 10, 2010		US$	200 million		188		188	—
3.75	(4)	September 9, 2015		September 9, 2005	September 9, 2010					1,300		1,300	1,300
4.55	(4)	March 28, 2016		March 28, 2006	March 28, 2011					1,080	(7)	1,068	1,300
Fixed	(9)	March 23, 2017			September 23, 2012	(9)	TT$195 million			30		30	—
Floating	(10)	June 22, 2017			June 22, 2012		€ 200 million			274		274	—
8.70		May 25, 2029	(8)							25		37	25
11.60		January 7, 2031		January 7, 1996						200		200	200
10.80		May 15, 2031		May 15, 2021						150		150	150
8.70		May 25, 2032	(8)							25		36	25
8.70		May 25, 2033(8)								25		36	25
8.70		May 25, 2035	(8)							25		37	25
Floating	(11)	July 31, 2084			July 27, 1990		US$	198 million	(12)	187		187	222
Floating	(13)	August 31, 2085			August 20, 1991		US$	103 million		98		98	116

										$5,446		$5,544	$5,595
Subordinated debt held for trading purposes										(18)		(18)	—

										$5,428		$5,526	$5,595

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Beginning November 1, 2006, pursuant to adoption of the financial instruments standards, the carrying value of fair value hedged subordinated indebtedness includes a basis adjustment. Refer to Note 1 for additional details on the basis adjustment. Prior to November 1, 2006, the carrying value was the same as the par value.

(3)	Redeemed for cash on August 14, 2007. Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month US$LIBOR plus 0.35% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month US$LIBOR plus 1.35%.

(4)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus 1.00%.

(5)	On August 27, 2007, pursuant to our offer, the holders of $31 million of debentures elected to convert their holdings to deposit notes issued by CIBC.

(6)	Issued by FirstCaribbean. Interest rate is based on the three-month US$LIBOR plus 0.70% until March 10, 2010, thereafter, at the three-month US $LIBOR plus 1.95%.

(7)	$220 million of this issue was repurchased for cash during the year.

(8)	Not redeemable prior to maturity date.

(9)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean, and guaranteed on a subordinated basis by FirstCaribbean. FirstCaribbean International Bank (Trinidad & Tobago) Limited may redeem all or a portion of the notes on, but not after, September 23, 2012 by repaying the principal amount plus a penalty of 0.5% of the principal amount of the notes being redeemed.

(10)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month Euribor plus 0.20% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month Euribor plus 0.70%.

(11)	Interest rate is based on the six-month US$LIBOR plus 0.25%.

(12)	US$18 million of this issue was repurchased for cash during 2006.

(13)	Interest rate is based on the six-month US$LIBOR plus 0.125%.

114	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
The aggregate contractual maturities of our subordinated indebtedness are outlined in the following table:

$ millions, as at October 31	2007

Within 1 year	$—
1 to 2 years	—
2 to 3 years	—
3 to 4 years	—
4 to 5 years	—
Over 5 years	5,526

$5,526

Note 17 Preferred Share Liabilities and Share Capital
Preferred shares
CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that for a class of preferred shares the maximum aggregate consideration for all outstanding shares of that class at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.
Common shares
CIBC is authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.
Outstanding Shares and Dividends Paid

$ millions, except per share amounts,
as at or for the year ended October 31						2007						2006							2005

	Shares outstanding			Dividends paid			Shares outstanding			Dividends paid			Shares outstanding				Dividends paid
	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share	No. of shares		Amount		Amount		$ per share

Class A Preferred Shares
Classified as liabilities

Series 19	8,000,000	$200		$10		$1.24	8,000,000	$200		$10		$1.24	8,000,000		$200		$10		$1.24
Series 20	—	—		—		—	—	—		—		—	—		—		6		US 1.29
Series 21	—	—		—		—	—	—		—		—	—		—		9		1.13
Series 22	—	—		—		—	—	—		—		—	—		—		6		US 1.18
Series 23	16,000,000	400		21		1.33	16,000,000	400		21		1.33	16,000,000		400		21		1.33

		600		31				600		31					600		52

Classified as equity

Series 18	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38	12,000,000		$300		$16		$1.38
Series 24	—	—		6		0.38	16,000,000	400		24		1.50	16,000,000		400		24		1.50
Series 25	—	—		18		1.13	16,000,000	400		24		1.50	16,000,000		400		24		1.50
Series 26	10,000,000	250		14		1.44	10,000,000	250		14		1.44	10,000,000		250		14		1.44
Series 27	12,000,000	300		17		1.40	12,000,000	300		17		1.40	12,000,000		300		17		1.40
Series 28(1)	2,500	—	(2)	—	(2)	0.08	3,058	—	(2)	—	(2)	0.08	17,658	(3)	—	(2)	—	(2)	0.08
Series 29	13,232,342	331		18		1.35	13,232,342	331		18		1.35	13,232,342		331		18		1.35
Series 30	16,000,000	400		19		1.20	16,000,000	400		19		1.20	16,000,000		400		12		0.77
Series 31	18,000,000	450		21		1.13	—	—		—		—	—		—		—		—
Series 32	12,000,000	300		10		0.80	—	—		—		—	—		—		—		—

		2,331		139				2,381		132					2,381		125

Total preferred shares		$2,931		$170				$2,981		$163					$2,981		$177

Common shares(4)	334,988,579	$3,137		$1,044		$3.11	335,976,647	$3,045		$924		$2.76	334,007,626		$2,952		$902		$2.66

(1)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the year, we repurchased 558 (2006: 14,600) shares under this offer.

(2)	Due to rounding.

(3)	Over the course of 2005, on three conversion dates, 13.2 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants and the receipt of $15 per warrant, resulting in total capital for the Class A Series 29 Preferred Shares of $331 million. The total paid up share capital of the converted Class A Series 28 Preferred Shares was correspondingly reduced by $133 million.

(4)	Includes treasury shares.

CIBC Annual Accountability Report 2007	115

Notes to the Consolidated Financial Statements
Preferred share rights and privileges
Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends and is redeemable for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table. Certain series provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. If shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
Terms of Class A Preferred Shares

					Conversion for common shares
	Quarterly		Specified	Cash redemption	CIBC’s	Shareholders’
	dividends per share	(1)	redemption date	price per share	conversion date	conversion date

Series 18	$0.343750		October 29, 2012	$25.00	not convertible	not convertible

Series 19	$0.309375		April 30, 2008	$25.75	April 30, 2008	April 30, 2013
			April 30, 2009	25.60
			April 30, 2010	25.45
			April 30, 2011	25.30
			April 30, 2012	25.15
			April 30, 2013	25.00

Series 23	$0.331250		October 31, 2007	$25.75	October 31, 2007	July 31, 2011
			October 31, 2008	25.50
			October 31, 2009	25.25
			October 31, 2010	25.00

Series 26	$0.359375		April 30, 2008	$26.00	April 30, 2008	not convertible
			April 30, 2009	25.75
			April 30, 2010	25.50
			April 30, 2011	25.25
			April 30, 2012	25.00

Series 27	$0.350000		October 31, 2008	$26.00	October 31, 2008	not convertible
			October 31, 2009	25.75
			October 31, 2010	25.50
			October 31, 2011	25.25
			October 31, 2012	25.00

Series 28	$0.02		June 17, 2009	$10.00	not convertible	not convertible

Series 29	$0.337500		May 1, 2010	$26.00	May 1, 2010	not convertible
			May 1, 2011	25.75
			May 1, 2012	25.50
			May 1, 2013	25.25
			May 1, 2014	25.00

Series 30	$0.300000		April 30, 2010	$26.00	not convertible	not convertible
			April 30, 2011	25.75
			April 30, 2012	25.50
			April 30, 2013	25.25
			April 30, 2014	25.00

Series 31	$0.293750		January 31, 2012	$26.00	not convertible	not convertible
			January 31, 2013	25.75
			January 31, 2014	25.50
			January 31, 2015	25.25
			January 31, 2016	25.00

Series 32	$0.281250		April 30, 2012	$26.00	not convertible	not convertible
			April 30, 2013	25.75
			April 30, 2014	25.50
			April 30, 2015	25.25
			April 30, 2016	25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.
Common shares repurchased
On April 30, 2007, the Toronto Stock Exchange (TSX) accepted our notice of intention to commence a normal course issuer bid. Purchases under the bid commenced on May 2, 2007 and concluded on October 31, 2007. Under this bid, we repurchased and cancelled approximately 3.1 million shares at an average price of $99.54 for a total amount of $306 million.
     Subsequent to year-end, on November 9, 2007 the TSX accepted our notice of intention to commence a new normal course issuer bid. Purchases under this bid will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or October 31, 2008. Under this bid, from time to time, we may purchase for cancellation up to 9 million common shares.
     During 2005, we repurchased 16.2 million common shares at an average price of $72.64 for a total amount of $1.2 billion. No shares were repurchased during 2006.

116	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Shares reserved for issue
As at October 31, 2007, 15,753,852 common shares (2006: 17,677,700) were reserved for future issue pursuant to stock option plans.
Restrictions on the payment of dividends
Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.
     In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.
Capital
Objectives, policies and procedures
Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board. These policies relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.
     Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.
     There were no significant changes made in the objectives, policies and procedures during the year.
Regulatory requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).
     BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively. During the year, we have complied in full with all of our regulatory capital requirements.
Regulatory capital
Regulatory capital consists of Tier 1 and Tier 2 capital, less certain deductions.
     Tier 1 capital comprises common shares excluding short trading positions in our own shares, retained earnings, preferred shares, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill is deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and the lesser of the general allowance for credit losses or 0.875% of risk-weighted assets.
     Our capital ratios and assets-to-capital multiple were as follows:

$ millions, as at October 31	2007		2006

Tier 1 capital	$12,379		$11,935
Total regulatory capital	17,758		16,583
Risk-weighted assets	127,424		114,780
Tier 1 capital ratio	9.7%		10.4%
Total capital ratio	13.9%		14.5%
Assets-to-capital multiple	19.0	x	18.0	x

Basel II
In 2004, the Basel Committee on Banking Supervision issued new rules for the calculation of regulatory capital, which are effective from November 1, 2007 onwards. For further details, see the “Management of Risk” section in the MD&A.
Note 18 Accumulated Other Comprehensive Income

$ millions, as at October 31	2007		2006

Foreign currency translation adjustments	$(1,087)		$(442)
Net unrealized losses on AFS securities	(66	)(1)	n/a
Net gains on cash flow hedges	61	(2)	n/a

	$(1,092)		$(442)

(1)	Includes $127 million of cumulative loss related to AFS securities measured at fair value.

(2)	A net gain of $11 million, deferred in AOCI, as at October 31, 2007, is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to six years thereafter.

n/a	Not applicable due to the adoption of the new CICA financial instruments standards.

CIBC Annual Accountability Report 2007	117

Notes to the Consolidated Financial Statements
Note 19 Interest Rate Sensitivity
The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.
     We manage our interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

Based on earlier of maturity or repricing date of interest-sensitive instruments

		Immediately	Within	3 to 12	1 to 5	Over	Not interest
$ millions, as at October 31		rate sensitive	3 months	months	years	5 years	rate sensitive	Total

2007	Assets
	Cash and deposits with banks	$226	$7,859	$4,318	$237	$—	$1,107	$13,747
	Effective yield		4.99%	5.25%	5.24%	—
	AFS securities	792	5,507	1,064	3,989	4,609	1,469	17,430
	Effective yield		4.46%	4.48%	4.32%	4.20%
	Trading securities	3,087	9,421	2,404	4,783	4,609	34,475	58,779
	Effective yield		4.93%	4.66%	4.61%	5.29%
	FVO securities	—	184	168	9,708	231	—	10,291
	Effective yield		6.37%	4.20%	4.36%	5.70%
	Securities borrowed or purchased under resale agreements	—	30,089	3,931	—	—	—	34,020
	Effective yield		4.48%	4.44%	—	—
	Loans	94,256	13,107	13,458	35,048	4,149	2,636	162,654
	Effective yield		6.40%	5.41%	5.38%	5.74%
	Other	—	27,341	—	—	—	17,916	45,257
	Structural assumptions	(5,952)	1,229	3,546	2,978	—	(1,801)	—

	Total assets	$92,409	$94,737	$28,889	$56,743	$13,598	$55,802	$342,178

	Liabilities and shareholders’ equity
	Deposits	$70,041	$85,827	$31,561	$16,504	$2,918	$24,821	$231,672
	Effective yield		4.52%	4.10%	3.84%	4.19%
	Obligations related to securities sold short	—	202	464	4,306	4,211	3,954	13,137
	Effective yield		5.32%	4.26%	4.13%	4.39%
	Obligations related to securities lent or sold under repurchase agreements	679	28,191	74	—	—	—	28,944
	Effective yield		4.37%	4.05%	—	—
	Subordinated indebtedness	—	897	170	3,641	818	—	5,526
	Effective yield		5.11%	5.78%	4.22%	10.17%
	Preferred share liabilities	—	29	19	552	—	—	600
	Effective yield		5.18%	5.18%	5.18%	—
	Other	—	28,908	23	308	1,999	31,061	62,299
	Structural assumptions	(7,426)	6,296	18,173	15,263	—	(32,306)	—

	Total liabilities and shareholders’ equity	$63,294	$150,350	$50,484	$40,574	$9,946	$27,530	$342,178

	On-balance sheet gap	$29,115	$(55,613)	$(21,595)	$16,169	$3,652	$28,272	$—
	Off-balance sheet gap(1)	—	2,396	10,865	(6,229)	(7,032)	—	—

	Total gap	$29,115	$(53,217)	$(10,730)	$9,940	$(3,380)	$28,272	$—
	Total cumulative gap	$29,115	$(24,102)	$(34,832)	$(24,892)	$(28,272)	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$32,204	$(45,884)	$(20,013)	$14,032	$(2,529)	$22,190	$—
	Foreign currencies	(3,089)	(9,729)	(1,582)	2,137	6,181	6,082	—

	Total on-balance sheet gap	29,115	(55,613)	(21,595)	16,169	3,652	28,272	—

	Off-balance sheet gap(1)
	Canadian currency	—	(1,210)	8,660	(6,392)	(1,058)	—	—
	Foreign currencies	—	3,606	2,205	163	(5,974)	—	—

	Total off-balance sheet gap	—	2,396	10,865	(6,229)	(7,032)	—	—

	Total gap	$29,115	$(53,217)	$(10,730)	$9,940	$(3,380)	$28,272	$—

2006	Gap by currency
	On-balance sheet gap
	Canadian currency	$37,108	$(34,709)	$(24,012)	$8,754	$(3,668)	$16,527	$—
	Foreign currencies	(7,360)	(15,907)	(1,487)	1,853	9,853	13,048	—

	Total on-balance sheet gap	29,748	(50,616)	(25,499)	10,607	6,185	29,575	—

	Off-balance sheet gap
	Canadian currency	—	(23,923)	25,988	(2,356)	291	—	—
	Foreign currencies	—	(203)	9,595	(441)	(8,951)	—	—

	Total off-balance sheet gap	—	(24,126)	35,583	(2,797)	(8,660)	—	—

	Total gap	$29,748	$(74,742)	$10,084	$7,810	$(2,475)	$29,575	$—
	Total cumulative gap	$29,748	$(44,994)	$(34,910)	$(27,100)	$(29,575)	$—	$—

(1)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

118	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Note 20 Stock-based Compensation
Stock option plans
We have two stock option plans: Employee Stock Option Plan (ESOP) and Non-Officer Director Stock Option Plan (DSOP).
     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.
     Up to 50% of options relating to the ESOP granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised over the option strike price.
     Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vested immediately and expire on the earlier of (a) 60 months after the date the director ceases to be a member of the Board of Directors, or (b) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.
     A maximum of 42,834,500 common shares may be issued under our stock option plans.
     The weighted-average grant date fair value of options granted during 2007 has been estimated at $14.11 (2006: $9.85; 2005: $9.56) using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2007	2006	2005

Weighted-average assumptions
Risk-free interest rate	4.09%	4.20%	4.13%
Expected dividend yield	3.91%	4.88%	4.84%
Expected share price volatility	18.65%	19.50%	20.13%
Expected life	6 years	6 years	7 years

Compensation expense in respect of stock options and SARs totalled $20 million in 2007 (2006: $30 million; 2005: $5 million). A liability in respect of SARs is recorded in other liabilities and totalled $50 million as at October 31, 2007 (2006: $66 million; 2005: $63 million).
Employee Share Purchase Plan
Under our Canadian Employee Share Purchase Plan, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase CIBC common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar employee share purchase plans exist in other regions globally, where, each year, qualifying employees can choose to have a portion of their eligible earnings withheld to purchase CIBC common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are used by the plans’ trustees to purchase common shares in the open market. FirstCaribbean operates its own employee share purchase plan in which contributions are used by the plan trustee to purchase FirstCaribbean common shares in the open market. Our contribution is expensed as incurred and totalled $30 million in 2007 (2006: $28 million; 2005: $28 million).
Restricted Share Program
Under our Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:
Restricted Share Awards
Under our Restricted Share Award (RSA) Plan, which began in 2000, certain key employees are granted awards to receive CIBC common shares. Additionally, RSAs may be awarded as special grants. The funding for these awards is paid into a trust, which purchases CIBC common shares in the open market. In general, RSAs vest one-third annually or at the end of three years. The common shares held in the trust are generally distributed within a three-year period, beginning one year after the year of the grant. Compensation expense in respect of RSAs totalled $240 million in 2007 (2006: $235 million; 2005: $244 million).
Other restricted share plans
In the past, grants were made under two other restricted share programs, specifically the Stock Participation Plan (SPP) and Special Incentive Program (SIP). The final SPP grants were made in respect of 2004. SIP award units were granted only once, in 2000.
     Under both programs, certain key employees were granted awards to receive CIBC common shares. The funding for these awards was paid into a trust, which purchased CIBC common shares in the open market.
     SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.
     SPP awards vested at the end of three years and the common shares held in the trust were distributed after vesting. SPP awards granted in prior years were fully vested as at October 31, 2007.
     Compensation expense net of forfeitures in respect of both plans was nil for 2007 (2006: $(3) million; 2005: $(5) million).
Performance Share Unit Program
Under the Performance Share Unit (PSU) program, which was introduced in 2005, certain key executives are granted awards to receive CIBC common shares or an equivalent cash value. PSUs vest at the end of three years. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major

CIBC Annual Accountability Report 2007	119

Notes to the Consolidated Financial Statements
Canadian banks. Compensation expense in respect of PSUs totalled $9 million in 2007 (2006: $11 million; 2005: $5 million). A liability in respect of PSUs is recorded in other liabilities and totalled $24 million as at October 31, 2007 (2006: $16 million; 2005: $5 million).
Directors’ plans
Members of our Board of Directors who are not officers or employees of CIBC may elect to receive the annual amount payable by CIBC under the Director Deferred Share Unit/Common Share Election Plan as either Deferred Share Units (DSUs) or CIBC common shares.
     The members may also elect, under the Non-Officer Director Share Plan, to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares or DSUs. For purposes of this plan, cash remuneration includes the cash component of the director retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers, committee member retainers and the Chairman of the Board retainer.
     The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the United States Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).
     Compensation expense in respect of these plans totalled $3 million (2006: $3 million; 2005: $3 million). A liability in respect of DSUs is recorded in other liabilities and totalled $8 million as at October 31, 2007 (2006: $8 million; 2005: $6 million).
Stock Option Plans

As at or for the year ended October 31	2007		2006		2005
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of year	8,934,231	$47.84	10,992,741	$45.28	13,424,875	$41.96
Granted	419,418	96.32	419,658	76.49	976,813	72.27
Exercised	(1,753,648)	43.43	(2,262,168)	40.84	(2,866,907)	40.62
Forfeited/cancelled	(193,318)	58.84	(111,376)	58.32	(129,181)	49.77
Exercised as SARs	(170,200)	39.22	(104,624)	34.29	(412,859)	31.92

Outstanding at end of year	7,236,483	$51.63	8,934,231	$47.84	10,992,741	$45.28

Exercisable at end of year	6,060,063	$45.85	7,367,737	$44.05	8,593,165	$41.87

Available for grant	8,517,369		8,743,469		9,051,751

Stock Options Outstanding and Vested

As at October 31, 2007	Stock options outstanding			Stock options vested
		Weighted-
		average	Weighted-		Weighted-
		contractual	average		average
	Number	life	exercise	Number	exercise	Exercisable
Range of exercise prices	outstanding	remaining	price	outstanding	price	as SARs

$31.70 – $39.85	2,391,068	1.85	$38.01	2,391,068	$38.01	589,955
$40.35 – $49.94	1,795,808	3.58	43.51	1,795,808	43.51	203,150
$50.33 – $57.19	1,488,283	3.90	54.19	1,488,283	54.19	—
$65.59 – $69.68	7,761	6.48	67.71	3,999	68.67	—
$70.00 – $74.62	798,201	7.34	72.08	302,708	72.52	—
$75.80 – $84.69	344,482	8.11	76.31	78,197	76.36	—
$96.25 – $102.07	410,880	9.12	96.32	—	—	—

	7,236,483	4.02	$51.63	6,060,063	$45.85	793,105

Note 21 Employee Future Benefits
We sponsor pension plans for eligible employees. These plans include registered funded defined benefit pension plans, supplemental unfunded arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.
     We measure our accrued benefit obligations and the fair value of plan assets for accounting purposes as at September 30 each year.
     The following tables present the financial positions of the employee defined benefit pension plans and other benefit plans for Canada, U.S., U.K., and our FirstCaribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

120	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements

	Pension benefit plans			Other benefit plans
$ millions, as at or for the year ended October 31	2007	2006	2005	2007	2006	2005

Accrued benefit obligation
Balance at beginning of year	$3,760	$3,577	$2,956	$942	$947	$788
Adjustment for inclusion of FirstCaribbean plans	196	—	—	5	—	—
Current service cost	141	123	94	17	32	24
Employee contributions	7	7	7	—	—	—
Interest cost on accrued benefit obligation	211	191	186	40	46	46
Benefits paid	(193)	(197)	(161)	(52)	(50)	(50)
Foreign exchange rate changes	(47)	(1)	(21)	(4)	(1)	(2)
Actuarial losses (gains)	16	65	475	(29)	(32)	143
Net transfer out	—	(7)	—	—	—	—
Plan amendments	(48)	2	25	(152)	—	(2)
Curtailment loss	—	—	16	—	—	—

Balance at end of year	$4,043	$3,760	$3,577	$767	$942	$947

Plan assets
Fair value at beginning of year	$3,683	$3,290	$2,826	$80	$100	$121
Adjustment for inclusion of FirstCaribbean plans	287	—	—	—	—	—
Actual return on plan assets	256	317	405	—	5	11
Employer contributions	139	274	231	31	25	18
Employee contributions	7	7	7	—	—	—
Benefits paid	(193)	(197)	(161)	(52)	(50)	(50)
Foreign exchange rate changes	(58)	(1)	(18)	—	—	—
Net transfer out	—	(7)	—	—	—	—

Fair value at end of year	$4,121	$3,683	$3,290	$59	$80	$100

Funded status (deficit)	$78	$(77)	$(287)	$(708)	$(862)	$(847)
Unamortized net actuarial losses	825	906	1,053	171	209	252
Unamortized past service costs (gains)	9	65	71	(191)	(59)	(67)
Unamortized transitional asset	—	—	—	2	2	3

Accrued benefit asset (liability)	912	894	837	(726)	(710)	(659)
Valuation allowance	(19)	(19)	(17)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$893	$875	$820	$(726)	$(710)	$(659)

The accrued benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2007	2006	2005	2007	2006	2005

Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 9)	$1,057	$1,037	$977	$—	$—	$—
Other liabilities (Note 11)	(164)	(162)	(157)	(726)	(710)	(659)

Accrued benefit asset (liability), net of valuation allowance	$893	$875	$820	$(726)	$(710)	$(659)

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2007	2006	2005	2007	2006	2005

Accrued benefit obligation
Unfunded plans	$189	$182	$168	$621	$765	$751
Funded plans	132	262	3,396	146	177	196

	321	444	3,564	767	942	947
Fair value of plan assets	117	240	3,259	59	80	100

Funded status (deficit)	$(204)	$(204)	$(305)	$(708)	$(862)	$(847)

CIBC Annual Accountability Report 2007	121

Notes to the Consolidated Financial Statements
The net defined benefit plan expense is as follows:

	Pension benefit plans						Other benefit plans
$ millions, for the year ended October 31	2007		2006		2005		2007		2006		2005

Current service cost	$141		$123		$94		$17		$32		$24
Interest cost on accrued benefit obligation	211		191		186		40		46		46
Actual return on plan assets	(256)		(317)		(405)		—		(5)		(11)
Plan amendments	(48)		2		25		(152)		—		(2)
Actuarial losses (gains)	16		65		475		(29)		(32)		143
Curtailment losses	—		—		17		—		—		—

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$64		$64		$392		$(124)		$41		$200

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$9	(1)	$114	(1)	$216	(1)	$(4)	(2)	$—	(2)	$4	(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	58	(3)	33	(3)	(418	)(3)	37	(4)	43	(4)	(135	)(4)
Difference between plan amendment costs arising and plan amendment costs amortized	54	(5)	6	(5)	(18	)(5)	132	(6)	(7	)(6)	(5	)(6)

	121		153		(220)		165		36		(136)
Change in valuation allowance	—		2		1		—		—		—

Defined benefit plan expense recognized	$185		$219		$173		$41		$77		$64

(1)	Expected return on plan assets of $247 million (2006: $203 million; 2005: $189 million), subtracted from actual return on plan assets of $256 million (2006: $317 million; 2005: $405 million).

(2)	Expected return on plan assets of $4 million (2006: $5 million; 2005: $7 million), subtracted from actual return on plan assets of nil (2006: $5 million; 2005: $11 million).

(3)	Actuarial (gains) losses amortized of $74 million (2006: $98 million; 2005: $57 million), less actual actuarial (gains) losses incurred of $16 million (2006: $65 million; 2005: $475 million).

(4)	Actuarial (gains) losses amortized of $8 million (2006: $11 million; 2005: $8 million), less actual actuarial (gains) losses incurred of $(29) million (2006: $(32) million; 2005: $143 million).

(5)	Amortization of plan amendments of $6 million (2006: $8 million; 2005: $7 million), less actual plan amendments of $(48) million (2006: $2 million; 2005: $25 million).

(6)	Amortization of plan amendments of $(20) million (2006: $(7) million; 2005: $(7) million), less actual plan amendments of $(152) million (2006: nil; 2005: $(2) million).
Benefit changes
2007
Effective November 1, 2006, the plan providing medical, dental, and life insurance benefits to Canadian employees retiring subsequent to December 31, 2008, was amended to provide a choice of benefit coverage and to limit the CIBC subsidy to cost levels established in 2009, when the plan changes are implemented. Any future increases in medical and dental benefit costs for this group of retirees will be borne by the retirees. This amendment resulted in a reduction in liability.
     Effective May 30, 2007, our Canadian defined benefit pension plans were amended with respect to our restructuring support program. For employees who receive notice of termination or retirement under designated support programs, on or after November 1, 2009, the pension benefits will be limited to the standard provisions of the plan. This amendment resulted in a reduction in liability.
2006 and 2005
There were no material changes to the terms of our defined benefit pension plans or other benefit plans in 2006 or 2005.
Benefit plan assets
The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

	Pension benefit plans			Other benefit plans
	Actual allocation		Target	Actual allocation		Target
	as at October 31		allocation	as at October 31		allocation
Asset category	2007	2006	2008	2007	2006	2008

Equity securities(1)	53%	53%	50%	20%	29%	10%
Debt securities(1)	42	42	42	80	71	90
Real estate	5	5	4	—	—	—
Infrastructure(2)	—	—	4	—	—	—

	100%	100%	100%	100%	100%	100%

(1)	Pension benefit plans include CIBC securities of $21 million (2006: $7 million), representing 0.6% of total plan assets (2006: 0.2%). Other benefit plans do not include any CIBC securities.

(2)	Consists of investments in essential public assets, including transportation, communications, energy, education and health-care projects.
The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector and issuer. The goal is to secure our registered pension plans and long-term disability plan obligations, maximizing the investment returns while not compromising the security of the respective plans, in a cost-effective manner. Plan assets are managed by external investment managers and CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC, and within established ranges, are rebalanced as required to the target asset mix.
Plan assumptions
The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.
     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.

122	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
     In the U.S., U.K., and Caribbean regions, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.
     The assumptions used to determine the accrued benefit obligation and the benefit plan expense are as follows:

		Pension benefit plans			Other benefit plans

Weighted-average assumptions	2007	2006	2005	2007	2006	2005

Accrued benefit obligation as at October 31
Discount rate at end of the period	5.6%	5.3%	5.2%	5.5%	5.1%	5.1%
Rate of compensation increase	3.6%	3.5%	3.5%	3.5%	3.5%	3.2%

Net benefit plan expense for the years ended October 31
Discount rate at beginning of the period	5.3%	5.2%	6.2%	5.1%	5.1%	6.0%
Expected long-term rate of return on plan assets	6.5%	6.5%	7.0%	5.5%	6.0%	6.5%
Rate of compensation increase	3.5%	3.5%	3.5%	3.5%	3.2%	3.2%

The assumed health-care cost trend rates are as follows:

For the year ended October 31	2007	2006	2005

Health-care cost trend rates assumed for next year	6.8%	10.0%	7.8%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2014	2014	2012

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

		One percentage-point increase			One percentage-point decrease

$ millions, for the year ended October 31	2007	2006	2005	2007	2006	2005

Effect on total benefit plan expense	$5	$11	$13	$(4)	$(8)	$(12)
Effect on accrued benefit obligation	60	111	125	(49)	(79)	(97)

Defined contribution and other plans
We also maintain defined contribution plans for certain employees. The total expense recognized for the defined contribution plan is as follows:

$ millions, for the year ended October 31	2007	2006	2005

Defined contribution pension plans	$20	$15	$14
Government pension plans(1)	76	74	75

	$96	$89	$89

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Expenses if recognized as they arose
The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans and other benefit plans if we had recognized all costs and expenses as they arose is as follows:

		Pension benefit plans			Other benefit plans				Total

$ millions, for the year ended October 31	2007	2006	2005	2007	2006	2005	2007	2006	2005

Defined benefit plans	$64	$66	$393	$(124)	$41	$200	$(60)	$107	$593
Defined contribution and other plans	96	89	89	—	—	—	96	89	89

	$160	$155	$482	$(124)	$41	$200	$36	$196	$682

Cash flows
Cash contributions
The most recent actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2006. The next actuarial valuation of the plan will be required as at a date not later than October 31, 2009. For the long-term disability plan, the most recent actuarial valuation was performed as at October 31, 2004. Total cash contributions for employee future benefit plans consist of:

		Pension benefit plans			Other benefit plans

$ millions, for the year ended October 31	2007	2006	2005	2007	2006	2005

Funded plans	$128	$263	$223	$—	$—	$3
Beneficiaries of unfunded plans	11	11	8	31	25	15
Defined contribution pension plans	20	15	14	—	—	—

	$159	$289	$245	$31	$25	$18

CIBC Annual Accountability Report 2007	123

Notes to the Consolidated Financial Statements
The minimum contributions for 2008 are anticipated to be $25 million for defined benefit pension plans and $35 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.
Benefit payments
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

	Pension benefit	Other benefit
$ millions	plans	plans

2008	$179	$61
2009	186	60
2010	193	60
2011	201	60
2012	211	60
2013— 2017	1,228	300

Note 22 Income Taxes
Total Income Taxes

$ millions, for the year ended October 31	2007		2006	2005

Consolidated statement of operations
Provision for income taxes — Current	$178		$284	$537
— Future	346		356	252

	524		640	789

Consolidated statement of changes in shareholders’ equity
OCI	1,059		268	(120)
Accounting policy changes	(4	)(1)	—	11 (2)
Other	(18)		(5)	(11)

	1,037		263	(120)

	$1,561		$903	$669

(1)	Represents the transitional adjustment on adoption of the CICA handbook sections 3855, 3865, 1530 and 3251. See Note 1 for additional information.

(2)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities”.
Components of Income Tax

$ millions, for the year ended October 31	2007	2006	2005

Current income taxes
Federal	$799	$357	$192
Provincial	400	192	107
Foreign	8	(14)	162

	1,207	535	461

Future income taxes
Federal	147	81	23
Provincial	68	36	12
Foreign	139	251	173

	354	368	208

	$1,561	$903	$669

Future income tax balances are included in other assets (Note 9) and other liabilities (Note 11) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.
     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of our business carried on in each province. We are also subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $302 million (2006: $567 million; 2005: $420 million).
     The effective rates of income tax in the consolidated statement of operations are different from the combined Canadian federal and provincial income tax rate of 34.8% (2006: 34.8%; 2005: 35.0%) as set out in the following table:

124	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Reconciliation of Income Taxes

$ millions, for the year ended October 31		2007		2006		2005

Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,340	34.8%	$1,155	34.8%	$324	35.0%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(402)	(10.4)	(267)	(8.1)	(159)	(17.2)
Tax-exempt income	(197)	(5.1)	(150)	(4.5)	(124)	(13.4)
Tax-exempt gains	(70)	(1.8)	(2)	(0.1)	(43)	(4.7)
Non-controlling interest portion of VIE income	(2)	(0.1)	(10)	(0.2)	(55)	(5.9)
Net realized foreign exchange gains on investments in foreign operations	22	0.6	31	0.9	203	21.9
Non-tax effected litigation provisions	(25)	(0.7)	9	0.3	699	75.4
Other	(142)	(3.7)	(126)	(3.8)	(56)	(6.0)

Income taxes in the consolidated statement of operations	$524	13.6%	$640	19.3%	$789	85.1%

In 2007, the repatriation of capital and retained earnings from our foreign operations resulted in a $22 million (2006: $47 million) increase in income tax expense in the consolidated statement of operations arising from the reversal of related accumulated balances in the “Foreign currency translation adjustments” component of AOCI.
     In 2005, we recorded a $297 million tax benefit relating to the Enron-related litigation settlements. There continues to be significant uncertainty associated with the ultimate tax benefits to be realized on the settlements. In 2005, the repatriation of capital and retained earnings from our foreign operations resulted in a $375 million increase in income tax expense arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of shareholders’ equity. A related $67 million future tax asset arising from 2004 foreign exchange losses and a $59 million reversal of a portion of the valuation allowance relating to the future tax asset from our U.S. operations were recognized.
     Included in the tax loss carryforwards amount is a $74 million (2006: $128 million) future tax asset related to Canadian capital losses, which have no expiry date.
Sources of Future Income Tax Balances

$ millions, as at October 31	2007	2006

Future income tax assets
Tax loss carryforwards	$342	$649
Provisions	312	398
Allowance for credit losses	344	380
Unearned income	93	83
Buildings and equipment	40	57
Pension and employee benefits	25	24
Securities revaluation	83	—
Other	43	60

	1,282	1,651
Valuation allowance (VA)	(80)	(107)

	1,202	1,544

Future income tax liabilities
Lease receivables	510	631
Pension and employee benefits	71	82
Buildings and equipment	57	60
Goodwill	59	55
Securities revaluation	86	34
Foreign currency	48	14
Other	116	49

	947	925

Net future income tax asset net of VA	$255	$619

$ millions, as at October 31	2007	2006

Net future income tax asset net of VA recorded in:
Other assets (Note 9)	$297	$619
Other liabilities (Note 11)	(42)	—

	$255	$619

Note 23 Earnings (Loss) per Share

$ millions, except per share amounts, for the year ended October 31	2007	2006	2005

Basic EPS
Net income (loss)	$3,296	$2,646	$(32)
Preferred share dividends and premiums	(171)	(132)	(125)

Net income (loss) applicable to common shares	$3,125	$2,514	$(157)

Weighted-average common shares outstanding (thousands)	336,092	335,135	339,263

Basic EPS	$9.30	$7.50	$(0.46)

Diluted EPS
Net income (loss) applicable to common shares	$3,125	$2,514	$(157)

Weighted-average common shares outstanding (thousands)	336,092	335,135	339,263
Add: stock options potentially exercisable(1) (thousands)	3,224	3,225	3,646

Weighted-average diluted common shares outstanding(2) (thousands)	339,316	338,360	342,909

Diluted EPS(3)	$9.21	$7.43	$(0.46)

(1)	Excludes average options outstanding of 4,565 with a weighted-average exercise price of $100.45; average options outstanding of 9,894 with a weighted-average exercise price of $84.69; and average options outstanding of 460,560 with a weighted-average exercise price of $73.08 for the years ended October 31, 2007, 2006 and 2005, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 112,778 with a weighted-average exercise price of $37.60 for the year ended October 31, 2005 as these options are performance based and the vesting criteria for these options had not been achieved.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earnings (loss) per share are the same.

CIBC Annual Accountability Report 2007	125

Notes to the Consolidated Financial Statements
Note 24 Commitments, Guarantees, Pledged Assets and Contingent Liabilities
Commitments
Off-balance sheet credit-related arrangements
Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit, that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.
Credit-related Arrangements

	Contract amounts
$ millions, as at October 31	2007	2006

Securities lending(1)(2)	$69,221	$61,593
Unutilized credit commitments(3)	40,735	39,267
Backstop liquidity facilities	17,278	16,733
Standby and performance letters of credit	6,353	6,094
ALM credit derivatives written options(4)	103	184
Documentary and commercial letters of credit	169	90
Other	353	374

	$134,212	$124,335

(1)	Includes the full contract amount of custodial client securities totalling $51.7 billion (2006: $44.6 billion) lent by CIBC Mellon Global Securities Services Company.

(2)	Excludes securities lending of $4.9 billion (2006: $5.4 billion) for cash because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $30.1 billion (2006: $28.4 billion), of which $18.5 billion (2006: $14.8 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, which are revocable at our discretion at any time.

(4)	Represents notional amount of ALM credit derivatives written options which are also reported as derivatives in Note 14.
Securities lending
Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.
Unutilized credit commitments
Unutilized credit commitments include the undrawn portion of lending facilities that we have approved to meet the business requirements of clients, as well as undrawn commitments in our mortgage business. These lines are subject to review at least annually, and may include various conditions that must be satisfied prior to drawdown. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower, and may include a charge over the present and future assets of the borrower.
Backstop liquidity facilities
We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. Commencing September 17, 2007, the liquidity facilities for our sponsored ABCP programs for Crisp Trust, Franchise Trust, Franchise Trust II, Macro Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. Prior to September 17, 2007, we provided liquidity facilities in the event that funding for such conduits became unavailable as a result of a general market disruption.
Standby and performance letters of credit
These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.
ALM credit derivatives written options
Credit default swaps for ALM purposes are written to create synthetic loan exposures to a reference borrower, to manage credit portfolio diversification. The notional amount of these contracts is included in the table above. The notional amount represents the maximum amount at risk in the event of a default of the reference borrower.
Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Long-term commitments for leases
CIBC has obligations under non-cancellable leases for buildings and equipment.
     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:
Lease Commitments(1)(2)(3)(4)

$ millions, as at October 31, 2007

2008	$277
2009	256
2010	237
2011	206
2012	174
2013 and thereafter	1,192

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment charged to the consolidated statement of operations was $357 million (2006: $337 million; 2005: $409 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $35 million in 2008, $26 million in 2009, $25 million in 2010, $21 million in 2011, $20 million in 2012 and $205 million in 2013 and thereafter.

(3)	We sublet some of our premises and expect to receive $47 million from third-party tenants on the sub-leases. Our lease commitments in the table above are gross of the sub-lease income.

(4)	Includes $28 million of assigned lease commitments in connection with our sale of the U.S. private client and asset management division to Oppenheimer in 2003. We remain contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default.

126	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Other commitments
As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $299 million as at October 31, 2007 (2006: $355 million).
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due. The following table summarizes significant guarantees issued and outstanding as at October 31:

$ millions, as at October 31	2007	2006
	Maximum	Maximum
	potential future	potential future
	payment(1)	payment(1)

Securities lending with indemnification(2)	$43,287	$37,921
Standby and performance letters of credit	6,353	6,094
Credit derivatives written options	67,283	59,769
Other derivative written options	See narrative	See narrative
Other indemnification agreements	See narrative	See narrative

(1)	The total collateral available relating to these guarantees was $53.7 billion (2006: $48.9 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company.
As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements. As at October 31, 2007, we had a liability of $4.0 billion (including credit derivatives written options of $4.0 billion) (2006: $43 million) on our consolidated balance sheet related to the guarantees noted above (excluding other derivative written options). For other derivative written options, we had a liability of $5.6 billion (2006: $5.4 billion), including $631 million (2006: $16 million) related to total return swaps. For total return swaps with notional amount of approximately $6.5 billion (2006: $3.8 billion) and a fair value of approximately $(470) million (2006: $6 million), we can be called upon to purchase the reference assets at par with the simultaneous termination of the swap contracts. See narrative for additional details on other derivative written options.
Securities lending with indemnification
As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities, and collateral held is insufficient to cover the fair value of those securities. The term of these indemnifications varies, as the securities loaned are recallable on demand.
Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit by various forms, including cash, securities and other assets pledged. The term of these guarantees may vary with the majority of them expiring within one year.
Credit derivatives written options
Credit derivatives written options represent an indirect guarantee of indebtedness of another party or the market value of a reference asset as they require us to transfer funds to a counterparty upon the occurrence of specified events related to the credit worthiness of a reference obligor or the market value of a reference asset. For these types of derivatives, determination of our counterparties’ underlying exposure related to the obligor or reference asset (outside of the derivative contract) is not required in order to classify the derivative as a guarantee. The term of these contracts may vary with the majority of them expiring over five years.
Other derivative written options
Derivative contracts include written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a pre-determined price. The derivative would be considered a guarantee if the counterparty held an asset, liability or equity security related to the underlying in the derivative contract. We do not track the intention or holdings of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. The term of these contracts are generally within one to five years.
Other indemnification agreements
In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations and warranties are reflected within the consolidated financial statements as at October 31, 2007.

CIBC Annual Accountability Report 2007	127

Notes to the Consolidated Financial Statements
Pledged assets
In the ordinary course of business, we pledge our own or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities. The following table presents the sources and uses of pledged assets and collateral:

$ millions, as at October 31	2007	2006

Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$27	$—
Securities	24,648	23,775
Other assets	3,010	1,710

	27,685	25,485

Client assets
Collateral received and available for sale or repledged(1)	106,216	89,825
Not sold or repledged	16,307	5,978

	89,909	83,847

	$117,594	$109,332

Uses of pledged assets and collateral
Securities lent(2)	$69,221	$61,593
Obligations related to securities lent or sold under repurchase agreements	28,944	30,433
Obligations related to securities sold short	13,137	13,788
Margins for exchange traded futures and options, and collateralized derivative transactions	5,543	2,443
Foreign governments and central banks(3)	181	547
Clearing systems, payment systems and depositories(3)	568	528

	$117,594	$109,332

(1)	Includes the full contract amount totalling $54.3 billion (2006: $47.2 billion) of collateral received for custodial client securities lent by CIBC Mellon Global Securities Services Company.

(2)	Includes the full contract amount of custodial client securities totalling $51.7 billion (2006: $44.6 billion) lent by CIBC Mellon Global Securities Services Company.

(3)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.
Securities collateral
Client securities collateral available for sale or repledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions or delivered to cover securities sold short.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.
Enron
In 2005, CIBC recorded a provision (included within “Non-interest expenses — other”) of $2.83 billion pre-tax ($2.53 billion after-tax) to cover two large Enron-related settlements and to reserve against a number of additional Enron-related actions pending at the time. Since 2005, the vast majority of those additional Enron-related actions have been finally resolved or settled in principle, and any likely exposure from remaining Enron-related actions is not expected to exceed the current reserve.
Hedge funds
In 2005, CIBC reached settlements with the SEC and the Office of the New York State Attorney General (NYAG) with respect to matters involving CIBC’s dealings with certain hedge funds that engaged in the market timing of mutual funds. In 2005, we accrued $108 million to cover the settlements, which was allocated equally to CIBC Retail Markets and CIBC World Markets business lines.

128	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Note 25 Concentration of Credit Risk
Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.
     The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:
Credit Exposure by Country of Ultimate Risk

$ millions, as at October 31	2007				2006
		United	Other			United	Other
	Canada	States	countries	Total	Canada	States	countries	Total

On-balance sheet
Major assets(1)(2)(3)	$248,476	$43,439	$37,105	$329,020	$213,546	$47,265	$29,010	$289,821

Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$20,340	$1,557	$817	$22,714	$18,449	$1,982	$2,333	$22,764
Governments	3,900	—	14	3,914	3,419	—	—	3,419
Other	26,818	2,249	2,318	31,385	25,984	2,846	987	29,817

	51,058	3,806	3,149	58,013	47,852	4,828	3,320	56,000

Other credit-related arrangements(4)
Financial institutions	63,021	7,143	341	70,505	54,718	7,635	460	62,813
Governments	16	—	4	20	13	—	201	214
Other	3,657	489	1,528	5,674	3,280	789	1,239	5,308

	66,694	7,632	1,873	76,199	58,011	8,424	1,900	68,335

	$117,752	$11,438	$5,022	$134,212	$105,863	$13,252	$5,220	$124,335

Derivative instruments
By counterparty type
Financial institutions(5)	$4,461	$6,165	$6,564	$17,190	$2,671	$3,670	$5,988	$12,329
Governments	2,211	—	—	2,211	1,764	—	—	1,764
Other	2,024	448	198	2,670	1,548	622	233	2,403

	8,696	6,613	6,762	22,071	5,983	4,292	6,221	16,496
Less: effect of master netting agreements	(4,030)	(2,916)	(3,790)	(10,736)	(3,419)	(3,417)	(3,963)	(10,799)

	$4,666	$3,697	$2,972	$11,335	$2,564	$875	$2,258	$5,697

(1)	Major assets consist of cash and non-interest-bearing deposits with banks, interest-bearing deposits with banks, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency of $254.8 billion (2006: $218.5 billion) and foreign currencies of $74.2 billion (2006: $71.3 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $170.7 billion (2006: $151.9 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount in either 2007 or 2006.

(4)	Includes the full contract amount of custodial client securities totalling $51.7 billion (2006: $44.6 billion) lent by CIBC Mellon Global Securities Services Company.

(5)	Includes positive fair values of $3.3 billion (2006: nil), notional amounts of $7.6 billion (2006: $2.3 billion), with U.S. financial guarantors hedging our derivative contracts relating to the U.S. subprime residential mortgage market. Management has assessed the credit exposure relating to these contracts in determining their fair value. Market and economic relating to these counterparties may change in the future, which could result in significant future losses.
Note 26 Related-party Transactions
In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include directors, senior officers and their affiliates(1), joint ventures and investments accounted for under the equity method. Loans to these related parties are based on market terms and conditions. We offer a subsidy on annual fees and preferential interest on credit card balances to senior officers which is the same as offered to any of our employees.
Directors, senior officers and their affiliates(1)
As at October 31, 2007, loans to directors and their affiliates totalled $46 million (2006: $28 million), letters of credit and guarantees totalled $115 million (2006: $120 million) and the undrawn credit commitments totalled $218 million (2006: $292 million).
(1)	Affiliates include spouses, children under 18 and supported family members (“dependants”) of directors and senior officers. It also includes entities over which directors, senior officers and their dependants have significant influence. Significant influence can be exerted by: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; and trusts in which they are trustees or substantial beneficiaries.
     As at October 31, 2007, loans to senior officers and their affiliates totalled $13 million (2006: $21 million), letters of credit and guarantees totalled $75 million (2006: nil) and undrawn credit commitments totalled $119 million (2006: $4 million).
     We offer various stock-based compensation plans to senior officers and directors. See Note 20 for details.
Joint ventures
CIBC is a 50/50 joint venture partner with CIT Financial Ltd. in CIT Business Credit Canada Inc., which is engaged in asset-based lending in Canada. As at October 31, 2007, our loans to and common share investment in the joint venture totalled $409 million (2006: $313 million) and $1 million (2006: $1 million), respectively, which are eliminated upon proportionate consolidation. In addition, as at October 31, 2007, we had letters of credit and guarantees of $141 million (2006: $126 million) and undrawn credit commitments of $74 million (2006: $68 million) to the joint venture. The loans were made to the joint venture under a Master Funding agreement, under

CIBC Annual Accountability Report 2007	129

Notes to the Consolidated Financial Statements
which the joint venture borrows money equally from both of its joint investors. Interest is charged at prime on Canadian dollar loans and at Base Rate (Canada) for U.S. dollar loans.
     CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company (CMT), which provides trust services; and CIBC Mellon Global Securities Services Company, which provides custodial and asset services, both in Canada. As at October 31, 2007, our common share investments in the joint ventures totalled $99 million (2006: $99 million), which are eliminated upon proportionate consolidation. In addition, CIBC holds client overdraft balances on behalf of CMT of $6 million (2006: nil).
Equity-accounted entities
As at October 31, 2007, investments in and loans to equity-accounted entities totalled $279 million (2006: $1,096 million)(1) and the undrawn investment and credit commitments totalled $15 million (2006: $37 million).

(1)	Includes $790 million of our investment in FirstCaribbean. During the year, we purchased a controlling interest in FirstCaribbean (Note 3).
Note 27 Segmented and Geographic Information
CIBC has two strategic business lines: CIBC Retail Markets which services retail customers and CIBC World Markets which services wholesale customers. These strategic business lines are supported by Corporate and Other.
     CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to individual and small business clients, as well as investment management services globally to retail and institutional clients.
     CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets, investment banking, and merchant banking products and services to clients in key financial markets in North America and around the world. We provide capital solutions and advisory expertise across a wide range of industries as well as research for our corporate, government and institutional clients.
     These business lines are supported by five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets.
     During the year, we moved the Treasury function from Treasury and Risk Management into Finance.
     During 2006, we merged the Administration and Technology and Operations functional groups and renamed it “Administration, Technology and Operations”. We also moved certain administrative functions from this group into a new “Legal and Regulatory Compliance” functional group.
     Results for our operating segments are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are attributed to the segment to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.
     To measure and report the results of operations of the two strategic business lines, we use a Manufacturer/Customer Segment/ Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the business lines. Periodically, the sales and trailer commission rates paid to segments for certain products are revised and applied prospectively. Revenue, expenses and balance sheet resources relating to certain activities are fully allocated to other business lines. Management uses this model to assess the performance of our customer segments, products and delivery channels.

130	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Results by Business Line and Geographic Distribution

		CIBC	CIBC
		Retail	World	Corporate	CIBC		United		Other
$ millions, for the year ended October 31		Markets	Markets	and Other	Total	Canada(1)	States(1)	Caribbean(1)	countries(1)

2007	Net interest income	$4,614	$(385)	$329	$4,558	$3,155	$70	$1,198	$135
	Non-interest income	4,861	2,394	253	7,508	6,185	1,453	425	(555)
	Intersegment revenue(2)	(224)	230	(6)	—	n/a	n/a	n/a	n/a

	Total revenue	9,251	2,239	576	12,066	9,340	1,523	1,623	(420)
	Provision for (reversal of) credit losses	653	(30)	(20)	603	620	(11)	16	(22)
	Amortization(3)	109	19	125	253	180	25	43	5
	Other non-interest expenses	5,208	1,864	287	7,359	6,039	732	312	276

	Income before income taxes and non-controlling interests	3,281	386	184	3,851	2,501	777	1,252	(679)
	Income taxes	674	(219)	69	524	534	228	61	(299)
	Non-controlling interests	27	4	—	31	—	4	27	—

	Net income (loss)	$2,580	$601	$115	$3,296	$1,967	$545	$1,164	$(380)

	Average assets(4)	$214,940	$112,959	$621	$328,520	$239,206	$35,913	$28,473	$24,928

2006	Net interest income	$4,401	$(213)	$247	$4,435	$3,654	$143	$517	$121
	Non-interest income	3,943	2,651	322	6,916	5,052	1,284	300	280
	Intersegment revenue(2)	(217)	222	(5)	—	n/a	n/a	n/a	n/a

	Total revenue	8,127	2,660	564	11,351	8,706	1,427	817	401
	Provision for (reversal of) credit losses	651	(39)	(64)	548	603	(48)	(1)	(6)
	Amortization(3)	80	21	134	235	203	26	1	5
	Other non-interest expenses	4,908	2,020	325	7,253	6,094	856	31	272

	Income before income taxes and non-controlling interests	2,488	658	169	3,315	1,806	593	786	130
	Income taxes	630	9	1	640	421	178	6	35
	Non-controlling interests	—	3	26	29	—	29	—	—

	Net income	$1,858	$646	$142	$2,646	$1,385	$386	$780	$95

	Average assets(4)	$187,790	$102,874	$613	$291,277	$216,500	$43,739	$12,685	$18,353

2005	Net interest income	$4,445	$279	$213	$4,937	$4,148	$371	$306	$112
	Non-interest income	3,958	2,883	720	7,561	5,541	1,379	296	345
	Intersegment revenue(2)	(218)	222	(4)	—	n/a	n/a	n/a	n/a

	Total revenue	8,185	3,384	929	12,498	9,689	1,750	602	457
	Provision for (reversal of) credit losses	772	(17)	(49)	706	737	(17)	—	(14)
	Amortization(3)	89	23	114	226	193	26	2	5
	Other non-interest expenses	5,062	5,126 (5)	451	10,639	6,248	4,079 (5)	33	279

	Income (loss) before income taxes and non-controlling interests	2,262	(1,748)	413	927	2,511	(2,338)	567	187
	Income taxes	689	(148)	248	789	842	(184)	72	59
	Non-controlling interests	—	71	99	170	34	136	—	—

	Net income (loss)	$1,573	$(1,671)	$66	$(32)	$1,635	$(2,290)	$495	$128

	Average assets(4)	$185,145	$103,018	$682	$288,845	$207,983	$48,168	$12,281	$20,413

(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(3)	Includes amortization of buildings, furniture, equipment, leasehold improvements and other intangible assets.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(5)	Includes $2.83 billion provision for Enron-related litigation.

CIBC Annual Accountability Report 2007	131

Notes to the Consolidated Financial Statements
Note 28 Reconciliation of Canadian and United States Generally Accepted Accounting Principles
CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements.
We have not included a consolidated statement of cash flows prepared under U.S. GAAP because the differences from the consolidated statement of cash flows prepared under Canadian GAAP are not material.
Condensed Consolidated Balance Sheet

$ millions, as at October 31			2007			2006
	Canadian			Canadian
	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest-bearing deposits with banks	$1,457	$—	$1,457	$1,317	$—	$1,317
Interest-bearing deposits with banks	12,290	—	12,290	10,536	—	10,536
Securities
Trading	58,779	10,903	69,682	62,331	1,368	63,699
AFS	17,430	(1,218)	16,212	—	20,828	20,828
FVO	10,291	(10,291)	—	—	—	—
Investment	—	—	—	21,167	(21,167)	—
Securities borrowed or purchased under resale agreements	34,020	—	34,020	25,432	—	25,432
Loans	162,654	170	162,824	145,625	2	145,627
Other
Derivative instruments	24,075	—	24,075	17,122	889	18,011
Customers’ liability under acceptances	8,024	—	8,024	6,291	—	6,291
Land, buildings and equipment	1,978	—	1,978	2,032	—	2,032
Goodwill	1,847	—	1,847	982	—	982
Other intangible assets	406	—	406	192	18	210
Other assets	8,927	707	9,634	10,957	(567)	10,390

	$342,178	$271	$342,449	$303,984	$1,371	$305,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$231,672	$(1,038)	$230,634	$202,891	$(4,349)	$198,542
Other
Derivative instruments	26,688	—	26,688	17,330	1,045	18,375
Acceptances	8,249	—	8,249	6,297	—	6,297
Obligations related to securities sold short	13,137	418	13,555	13,788	1,301	15,089
Obligations related to securities lent or sold under repurchase agreements	28,944	—	28,944	30,433	—	30,433
Other liabilities	13,728	1,214	14,942	14,716	3,383	18,099
Subordinated indebtedness	5,526	—	5,526	5,595	—	5,595
Preferred share liabilities	600	(600)	—	600	(600)	—
Non-controlling interests	145	—	145	12	—	12
Shareholders’ equity
Preferred shares	2,331	600	2,931	2,381	600	2,981
Common shares	3,133	(80)	3,053	3,064	(92)	2,972
Treasury shares	4	—	4	(19)	—	(19)
Contributed surplus	96	(96)	—	70	—	70
Retained earnings	9,017	402	9,419	7,268	92	7,360
AOCI
Foreign currency translation adjustments	(1,087)	(100)	(1,187)	(442)	(78)	(520)
Net unrealized losses on AFS securities	(66)	(5)	(71)	—	(29)	(29)
Net gains on cash flow hedges	61	—	61	—	157	157
Additional pension obligation	—	—	—	—	(59)	(59)
Unrecognized post retirement obligations	—	(444)	(444)	—	—	—

	$342,178	$271	$342,449	$303,984	$1,371	$305,355

132	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Condensed Consolidated Statement of Operations

$ millions, except share and per share amounts, for the year ended October 31	2007	2006	2005

Net income (loss) as reported	$3,296	$2,646	$(32)

Net-interest income
Preferred share liabilities	31	31	66
Non-interest income
Trading revenue	215	—	—
FVO revenue	(156)	—	—
Capital repatriation	—	(23)	(301)
Derivative instruments and hedging activities	239	11	57
Equity accounting	(1)	36	(15)
Valuation adjustments	(10)	(2)	(6)
Insurance reserves and deferred acquisition costs	(15)	(31)	—
Other	—	2	73
Non-interest expenses
Employee future benefits	40	(27)	15
Stock-based compensation	92	260	(7)
Adjustment related to the application of the effective interest rate method(1)	50	—	—
Net change in income taxes due to the above noted items	(156)	(58)	357
Change in accounting policy, net of income taxes(2)	—	36	—

	329	235	239

Net income based on U.S. GAAP	3,625	2,881	207
Preferred share dividends and premiums	(202)	(163)	(191)

Net income applicable to common shareholders	$3,423	$2,718	$16

Weighted-average basic shares outstanding (thousands)	336,092	335,135	339,263
Add: stock options potentially exercisable(3)	3,591	3,709	4,261

Weighted-average diluted shares outstanding (thousands)	339,683	338,844	343,524

Basic EPS	$10.18	$8.11	$0.05
Diluted EPS	$10.08	$8.02	$0.05

(1)	Refer to the section “Guidance for quantifying financial statement misstatements” on page 134 for details.

(2)	Represents the effect of implementing the Statement of Financial Accounting Standard (SFAS) 123 (revised 2004), “Share-based Payment”.

(3)	For the portion of the awards for which the holder has the option to exercise in cash or shares, it is assumed that 70% of the awards will be exercised for shares.
Consolidated Statement of Comprehensive Income (Loss)

$ millions, for the year ended October 31	2007	2006	2005

Net income based on U.S. GAAP	$3,625	$2,881	$207

Other comprehensive (loss) income, net of tax
Change in foreign currency translation adjustments	(667)	(119)	(25)
Change in net unrealized gains (losses) on AFS securities(1)	(42)	26	(435)
Gains (losses) on cash flow hedges	(96)	(25)	136
Change in additional pension obligation	—	(4)	—

Total other comprehensive loss	(805)	(122)	(324)

Comprehensive income (loss)	$2,820	$2,759	$(117)

(1)	Net of reclassification adjustments for net realized gains (including other-than-temporary impairments) included in net income of $79 million (2006: $14 million; 2005: $332 million).
The income tax (expense) benefit allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2007	2006	2005

Change in foreign currency translation adjustments	$(1,139)	$(295)	$(255)
Change in net unrealized gains (losses) on AFS securities	11	(13)	236
Gains (losses) on cash flow hedges	52	14	(74)
Change in additional pension obligation	—	2	(1)

	$(1,076)	$(292)	$(94)

CIBC Annual Accountability Report 2007	133

Notes to the Consolidated Financial Statements
A. Derivative instruments and hedging activities
The new Canadian GAAP derivative and hedge accounting standards became substantially harmonized with U.S. GAAP upon the adoption of the new Canadian GAAP financial instrument standards on November 1, 2006. However, U.S. GAAP reported earnings may continue to exhibit significant volatility in any given period relative to Canadian GAAP because:
•	We continue to elect not to designate certain derivatives as hedges for U.S. GAAP accounting purposes;
•	Canadian GAAP continues to permit the use of cash instruments for certain foreign currency hedges, which are disallowed under U.S. GAAP; and
•	Our residential mortgage commitments are treated as derivatives carried at fair value only under Canadian GAAP.
Prior to November 1, 2006, there were additional differences in the accounting for derivatives that qualify for hedge accounting purposes as only U.S. GAAP had prescribed requirements for the accounting for fair value and cash flow hedges, including the requirement that all derivatives in an effective accounting hedge be carried at fair value. In addition, only U.S. GAAP required that all derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments, be recognized at fair value in the consolidated financial statements. Under Canadian GAAP prior to November 1, 2006, only embedded derivatives within equity-linked deposit contracts, were carried at fair value on the consolidated balance sheet with changes in fair value reflected in current earnings.
B. Guidance for quantifying financial statement misstatements
As of November 1, 2006, CIBC adopted Staff Accounting Bulletin (SAB) 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, that describes the approach that should be used to quantify the materiality of a misstatement and provides guidance on how prior year misstatements, when they are identified, should be considered in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement, when all relevant quantitative and qualitative factors are considered, as material to current or prior period financial statements. Based on SAB 108, an immaterial adjustment has been recognized to increase current year’s earnings by $50 million ($36 million after-tax) related to the application of the effective interest rate method.
C. Fair value option
Canadian GAAP provides an entity with the option to designate certain instruments on initial recognition as instruments that it will measure at fair value through the consolidated statement of operations. As U.S. GAAP will not provide for the concept of a fair value option until we adopt SFAS 159 “The Fair Value Option for Financial Assets and Liabilities” in 2009 (see discussion below under “Future U.S. accounting policy changes” section), instruments to which we have applied the fair value option under Canadian GAAP receive different classification under U.S. GAAP. Certain securities to which we apply the fair value option under Canadian GAAP are classified as trading securities under U.S. GAAP. Certain traded loans under U.S. GAAP are also carried at fair value in Canadian GAAP under the fair value option. Other instruments to which we have applied the fair value option under Canadian GAAP, such as certain deposit liabilities, are not currently at fair value under U.S. GAAP.
D. AFS securities
Under Canadian GAAP, prior to the implementation of the new financial instrument standards on November 1, 2006, investment securities were carried at cost or amortized cost. U.S. GAAP requires these securities to be classified as either HTM or AFS securities. Since November 1, 2006, accounting for AFS securities is consistent under both GAAPs.
E. Equity accounting adjustments
Effective November 1, 2003, the application of the equity method of accounting was substantially harmonized with U.S. GAAP for investments over which we exert significant influence. Previously, we accounted for these investments on a cost basis. Both Canadian and U.S. GAAP now require the use of the equity method to account for such investments when the investor exerts significant influence.
     Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor. We record an impairment loss on these investments when there is evidence of an other-than-temporary decline in their value.
F. Variable interest entities
Effective November 1, 2004, we adopted the CICA AcG-15, “Consolidation of Variable Interest Entities”, for the purpose of Canadian GAAP. Upon adoption of AcG-15, the Canadian GAAP accounting treatment of VIEs is now essentially harmonized with U.S. GAAP, under Financial Accounting Standards Board (FASB) Interpretation Number (FIN) 46R, “Consolidation of Variable Interest Entities”.
G. Determination of fair value and valuation adjustments
Under the new Canadian GAAP financial instruments standards effective November 1, 2006, trading securities must now be valued based on quoted bid or ask prices, while U.S. GAAP continues to require the use of quoted closing prices. In addition, certain valuation adjustments that continue to apply under Canadian GAAP are not permitted under U.S. GAAP.
H. Employee future benefits
For Canadian GAAP purposes, we retroactively adopted the accounting requirements for “Employee Future Benefits”. For U.S. GAAP purposes, we continue to recognize certain unamortized actuarial losses incurred prior to the adoption date of the Canadian standard on November 1, 2000. As a result, there will continue to be an adjustment to income until amounts, previously deferred under U.S. GAAP, have been fully amortized into income.
     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income.

134	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
     In addition, actuarial gains and losses related to post-employment benefits are not permitted to be deferred under U.S. GAAP.
     Prior to October 31, 2007, U.S. GAAP required that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in OCI for defined benefit plans. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.
     In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-retirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. This statement does not change the current or future net income recognition related to post-retirement benefit plans, but requires an entity to recognize the full over-funded or under-funded status of a defined benefit post-retirement plan as an asset or liability in its consolidated balance sheet. As a result, the unamortized balances that were previously netted from the funded status are now reported as a component of AOCI and the concept of an additional minimum liability no longer applies. The statement also requires an entity to measure the funded status of a plan as of the date of its year-end consolidated balance sheet.
     The requirement under SFAS 158 to recognize the funded status of a defined benefit post-retirement plan was applied prospectively as at October 31, 2007 and as a result, other liabilities decreased by $180 million, other assets decreased by $565 million, and AOCI decreased by $385 million (net of tax of $189 million). The requirement to measure the plan assets and benefit obligations as of the date of the entity’s year-end balance sheet is effective in 2009.
I. Stock-based compensation
Effective November 1, 2005, we adopted the SFAS 123 (revised 2004), “Share-based Payment” (123-R) using the modified prospective transition method. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The new standard requires the cost of awards to be recognized in the consolidated statement of operations over the vesting period. In addition, forfeitures are required to be estimated upfront in the year an award is granted.
     We had prospectively adopted the fair value method of accounting as of November 1, 2001 under SFAS 123, “Accounting for Stock-based Compensation” and the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”. Under Canadian GAAP and SFAS 123, we recognize compensation expense in the year of grant for past service awards regardless of the vesting provisions. However, SFAS 123-R requires the costs to be recognized over the vesting period of the award for awards granted in respect of periods commencing on or after November 1, 2005. We recognized forfeitures as they occurred under SFAS 123 as we currently do under Canadian GAAP, whereas, upon the adoption of SFAS 123-R in 2006 forfeitures are now estimated. A cumulative adjustment for a change in accounting policy was recognized for estimated forfeitures on all unvested awards totalling $36 million after-tax. A compensation expense difference for estimated forfeitures will exist for all new awards granted subsequent to the adoption of SFAS 123-R.
     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised for cash. Under U.S. GAAP, for SARs granted prior to the date of adoption of SFAS 123, the FASB Interpretation No. (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans”, continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.
J. Liabilities and equity
Under Canadian GAAP, preferred shares that are convertible into a variable number of common shares at the option of the holder are presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares are treated as interest expense within the consolidated statement of operations rather than as dividends within the consolidated statement of changes in shareholders’ equity. Under U.S. GAAP, these preferred shares are reported within the balance sheet as equity, and related dividend payments and premiums on redemption of these preferred shares have no impact on U.S. GAAP earnings.
K. Capital repatriation
Certain of our subsidiaries have repatriated capital by returning capital and distributing dividends to the Canadian domestic entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated within the foreign currency translation adjustments account be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been substantially or entirely liquidated. Recording the capital repatriation based upon U.S. GAAP resulted in no change to non-interest income this year (2006: $23 million decrease), and a decrease in the tax expense by $22 million (2006: $27 million). This also reduced the “Foreign currency translation adjustments” component within AOCI by $100 million (2006: $78 million).
L. Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are considered substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used.
     Under U.S. GAAP certain tax benefits associated with dividends on preferred shares classified as equity must be included in income tax expenses as opposed to being included directly in equity.
M. Netting of financial instruments
Under Canadian GAAP, two or more separate financial instruments can be presented on a net basis if certain criteria are met. In addition to the same criteria, under U.S. GAAP, only financial instruments with the same party can be presented on a net basis.
N. Insurance accounting
Policy benefit liabilities and policy acquisition costs
Under U.S. GAAP, the liabilities for traditional term and accidental death insurance contracts are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. Under Canadian GAAP, the liabilities for insurance contracts are determined using the Canadian asset liability method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investments yields, policy dividends, operating and

CIBC Annual Accountability Report 2007	135

Notes to the Consolidated Financial Statements
policy maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.
     Under U.S. GAAP, the policy acquisition costs which vary with and are primarily related to the production of new business are deferred and amortized in proportion to the premium revenue. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in insurance claims and policy benefit liabilities.
O. Trade date accounting
For securities transactions, the trade date basis of accounting is used under U.S. GAAP for both the consolidated balance sheet and statement of operations. However, under Canadian GAAP, the settlement date basis of accounting is used for the consolidated balance sheet whereas the trade date basis of accounting is used for the consolidated statement of operations.
P. Accounting changes
We adopted the following accounting standards in 2007, none of which had a material impact to our consolidated financial position or results of operations:
•	SFAS 154, “Accounting Changes & Error Corrections” harmonized U.S. GAAP with Canadian GAAP with respect to reporting a change in accounting estimate, a change in accounting policy, correcting an error in previously issued consolidated financial statements, and reporting and disclosing accounting changes in interim-period information.

•	SFAS 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. We did not elect to measure any hybrid financial instrument at fair value.

•	SFAS 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement 140” requires an entity to initially measure its servicing rights and obligations at fair value and either amortize the initial fair value over the service period or revalue them each period at fair value with changes in fair value recognized in net income.

•	Emerging Issues Task Force Abstract (EITF) 04-5, “Determining Whether a General Partner, or The General Partners as a Group, Controls a Limited Partnership or Similar Entity When The Limited Partners Have Certain Rights”, presumes that a general partner controls a limited partnership unless the presumption can be overcome. The EITF was effective after June 29, 2005, for all newly formed limited partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. The EITF was effective for general partners of all other limited partnerships on November 1, 2006.
Q. Future U.S. accounting policy changes
We are currently evaluating the impact of adopting the standards listed below:
Accounting for uncertainty in income taxes
In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” that provides guidance on how to recognize and measure income tax benefits. This interpretation requires that an entity recognize in its consolidated financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the maximum amount that is more likely than not on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes and accounting in interim periods. The provisions of FIN 48 are effective beginning November 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the November 1, 2007 opening retained earnings.
     While we have not completed our evaluation of FIN 48, we do not expect the impact to be material.
Fair value measurement
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which offers enhanced guidance for determining fair values to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The statement specifies a hierarchy whereby the fair value with the highest priority is a quoted price in an active market. Under the statement, fair value measurements are disclosed by level within that hierarchy. The statement will require the use of bid and ask prices as appropriate, rather than closing prices, for valuing securities. In addition, the statement will require that the “day-1” profit on derivatives fair valued without the benefit of observable market inputs be recognized in income rather than effectively deferred and then recognized on an appropriate basis over the life of the derivatives. SFAS 157 is effective beginning November 1, 2008.
Fair value option for financial assets and liabilities
On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Liabilities”, which provides an entity the option to report selected financial assets and liabilities at fair value. Under this standard, entities may irrevocably elect to report financial instruments and certain other items at fair value on a contract by contract basis with changes in value reported in earnings. SFAS 159 is effective beginning November 1, 2008.

136	CIBC Annual Accountability Report 2007

Notes to the Consolidated Financial Statements
Note 29 Future Canadian Accounting Policy Changes
We will be required to adopt the following accounting standards for Canadian GAAP purposes in fiscal 2008:
Leveraged leases
In July 2006, the FASB issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”, which amends SFAS 13, “Accounting for Leases”, certain aspects of which are incorporated in the CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”. The FSP is effective beginning November 1, 2007.
     The FSP requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the FSP will result in an after-tax non-cash charge to opening retained earnings of between $65 million to $95 million. An amount approximating the non-cash charge would then be recognized into income over the remaining lease terms.
Capital disclosures
In December 2006, the CICA issued a new handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies and processes for managing capital. This new standard is effective beginning November 1, 2007.
Financial instruments
In December 2006, the CICA issued two new handbook sections 3862, “Financial Instruments — Disclosures” and 3863, “Financial Instruments — Presentation”. These new standards are effective beginning November 1, 2007.
     These sections replace the handbook section 3861, “Financial Instruments — Disclosure and Presentation”. These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.

CIBC Annual Accountability Report 2007	137

     Principal Subsidiaries
Unaudited, $ millions, as at October 31, 2007

	Address of head	Book value(3) of shares owned by CIBC
Subsidiary name(1)(2)	or principal office	and other subsidiaries of CIBC

CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada	(4)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Global Asset Management (USA) Ltd.	Montreal, Quebec, Canada
CIBC Global Asset Management International Inc.	New York, NY, U.S.A.
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	130
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	311
CIBC World Markets Inc.	Toronto, Ontario, Canada	306
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Capital Funding III, L.P.	New York, NY, U.S.A.	89
CIBC Capital Funding IV, L.P.	New York, NY, U.S.A.	47
CIBC Delaware Holdings Inc.	New York, NY, U.S.A.	2,973
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC Inc.	New York, NY, U.S.A.
CIBC Capital Corporation	New York, NY, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
CIBC Israel Ltd.	Tel Aviv, Israel
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	6,247
CIBC Bank and Trust Company (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Bahamas) Limited (87.0%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.4%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (88.0%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.4%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC Asia Limited	Singapore, Singapore	7
CIBC World Markets plc	London, England, U.K.	390
CIBC Australia Limited	Sydney, New South Wales, Australia	19
CIBC World Markets (Japan) Inc.	Tokyo, Japan	33

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding III, L.P., which was incorporated in the state of Nevada, U.S.A.; CIBC Capital Funding IV, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Capital Corporation and CIBC Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

138	CIBC Annual Accountability Report 2007

Supplementary Annual Financial Information
     Average Balance Sheet, Net Interest Income and Margin

Average balance					Interest			Average rate
Unaudited, $ millions, for the year ended October 31		2007	2006	2005	2007	2006	2005	2007	2006	2005

	Domestic assets(1)
	Cash and deposits with banks	$2,254	$2,022	$1,888	$94	$26	$12	4.17%	1.29%	0.64%
Securities	Trading	35,926	33,822	31,895	1,075	1,059	903	2.99	3.13	2.83
	AFS/Investment	8,786	11,731	5,930	541	482	261	6.16	4.11	4.40
	FVO	5,749	n/a	n/a	19	n/a	n/a	0.33	n/a	n/a
	Securities borrowed or purchased under resale agreements	22,883	14,935	13,008	1,010	579	322	4.41	3.88	2.48

Loans	Residential mortgages	84,658	78,054	74,794	4,287	3,902	3,261	5.06	5.00	4.36
	Personal and credit card	34,891	33,388	33,835	2,751	2,555	2,509	7.88	7.65	7.42
	Business and government	21,139	21,476	22,570	1,457	1,450	1,337	6.89	6.75	5.92

	Total loans	140,688	132,918	131,199	8,495	7,907	7,107	6.04	5.95	5.42

	Other interest-bearing assets	511	410	400	86	67	56	16.83	16.34	14.00
	Derivative instruments	6,998	8,574	8,036	—	—	—	—	—	—
	Customers’ liability under acceptances	7,601	6,088	5,108	—	—	—	—	—	—
	Other non-interest-bearing assets	9,282	8,995	9,388	—	—	—	—	—	—

	Total domestic assets	240,678	219,495	206,852	11,320	10,120	8,661	4.70	4.61	4.19

	Foreign assets(1)
	Cash and deposits with banks	13,634	9,722	11,066	713	404	324	5.23	4.16	2.93
Securities	Trading	28,040	26,103	26,102	1,072	863	647	3.82	3.31	2.48
	AFS/Investment	7,699	7,552	8,639	318	341	362	4.13	4.52	4.19
	FVO	850	n/a	n/a	80	n/a	n/a	9.41	n/a	n/a
	Securities borrowed or purchased under resale agreements	7,739	5,981	8,174	1,121	989	785	14.49	16.54	9.60

Loans	Residential mortgages	1,712	8	8	206	—	—	12.03	—	—
	Personal and credit card	1,181	527	666	103	22	23	8.72	4.17	3.45
	Business and government	11,007	7,547	7,954	828	484	415	7.52	6.41	5.22

	Total loans	13,900	8,082	8,628	1,137	506	438	8.18	6.26	5.08

	Other interest-bearing assets	387	407	692	20	46	39	5.17	11.30	5.64
	Derivative instruments	10,488	9,845	14,549	—	—	—	—	—	—
	Customers’ liability under acceptances	1	—	—	—	—	—	—	—	—
	Other non-interest-bearing assets	5,104	4,090	4,143	—	—	—	—	—	—

	Total foreign assets	87,842	71,782	81,993	4,461	3,149	2,595	5.08	4.39	3.16

	Total assets	$328,520	$291,277	$288,845	$15,781	$13,269	$11,256	4.80%	4.56%	3.90%

	Domestic liabilities(1)
Deposits	Personal	$83,108	$75,351	$71,835	$2,059	$1,555	$1,217	2.48%	2.06%	1.69%
	Business and government	74,615	67,015	67,476	2,836	2,107	1,547	3.80	3.14	2.29
	Bank	1,329	793	872	26	22	16	1.96	2.77	1.83

	Total deposits	159,052	143,159	140,183	4,921	3,684	2,780	3.09	2.57	1.98
	Derivative instruments	6,984	8,411	8,095	—	—	—	—	—	—
	Acceptances	7,602	6,088	5,109	—	—	—	—	—	—
	Obligations related to securities sold short	10,190	11,383	10,790	414	444	375	4.06	3.90	3.48
	Obligations related to securities lent or sold under repurchase agreements	19,264	14,194	8,161	970	569	218	5.04	4.01	2.67
	Other liabilities	10,120	10,246	10,189	15	127	—	0.15	1.24	—
	Subordinated indebtedness	4,993	4,822	3,279	238	261	214	4.77	5.41	6.53
	Preferred share liabilities	600	600	963	31	31	66	5.17	5.17	6.85
	Non-controlling interests	—	12	386	—	—	—	—	—	—

	Total domestic liabilities	218,805	198,915	187,155	6,589	5,116	3,653	3.01	2.57	1.95

	Foreign liabilities(1)
Deposits	Personal	5,765	2,171	2,246	220	77	48	3.82	3.55	2.14
	Business and government	45,267	40,738	41,875	2,300	1,911	1,255	5.08	4.69	3.00
	Bank	13,250	11,211	10,171	609	433	263	4.60	3.86	2.59

	Total deposits	64,282	54,120	54,292	3,129	2,421	1,566	4.87	4.47	2.88
	Derivative instruments	10,468	9,657	14,658	—	—	—	—	—	—
	Acceptances	1	—	—	—	—	—	—	—	—
	Obligations related to securities sold short	3,631	3,996	4,996	100	97	93	2.75	2.43	1.86
	Obligations related to securities lent or sold under repurchase agreements	12,869	8,432	9,263	1,253	1,100	794	9.74	13.05	8.57
	Other liabilities	3,884	3,661	5,059	86	61	188	2.21	1.67	3.72
	Subordinated indebtedness	908	693	777	66	39	25	7.27	5.63	3.22
	Non-controlling interests	142	407	609	—	—	—	—	—	—

	Total foreign liabilities	96,185	80,966	89,654	4,634	3,718	2,666	4.82	4.59	2.99

	Total liabilities	314,990	279,881	276,809	11,223	8,834	6,319	3.56	3.16	2.28
	Shareholders’ equity	13,530	11,396	12,036	—	—	—	—	—	—

	Total liabilities and shareholders’ equity	$328,520	$291,277	$288,845	$11,223	$8,834	$6,319	3.42%	3.03%	2.19%

	Net interest income and margin				$4,558	$4,435	$4,937	1.39%	1.52%	1.71%

	Additional disclosures:
	Non-interest-bearing deposit liabilities
	Domestic	$21,453	$20,960	$20,424
	Foreign	$2,818	$988	$922

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

n/a	Not applicable due to the adoption of the new CICA financial instruments standards.

CIBC Annual Accountability Report 2007	139

     Volume/Rate Analysis of Changes in Net Interest Income

Unaudited, $ millions		2007/2006			2006/2005
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average	Average		Average	Average
		balance	rate	Total	balance	rate	Total

Domestic assets(1)
Cash and deposits with banks		$3	$65	$68	$1	$13	$14
Securities	Trading	66	(50)	16	55	101	156
	AFS/Investment	(121)	180	59	255	(34)	221
	FVO	—	19	19	n/a	n/a	—
Securities borrowed or purchased under resale agreements		308	123	431	48	209	257

Loans	Residential mortgages	330	55	385	142	499	641
	Personal and credit card	115	81	196	(33)	79	46
	Business and government	(23)	30	7	(65)	178	113

Total loans		422	166	588	44	756	800
Other interest-bearing assets		17	2	19	1	10	11

Change in domestic interest income		695	505	1,200	404	1,055	1,459

Foreign assets(1)
Cash and deposits with banks		163	146	309	(39)	119	80
Securities	Trading	64	145	209	—	216	216
	AFS/Investment	7	(30)	(23)	(46)	25	(21)
	FVO	—	80	80	n/a	n/a	—
Securities borrowed or purchased under resale agreements		291	(159)	132	(211)	415	204

Loans	Residential mortgages	—	206	206	—	—	—
	Personal and credit card	27	54	81	(5)	4	(1)
	Business and government	222	122	344	(21)	90	69

Total loans		249	382	631	(26)	94	68
Other interest-bearing assets		(2)	(24)	(26)	(16)	23	7

Change in foreign interest income		772	540	1,312	(338)	892	554

Total change in interest income		$1,467	$1,045	$2,512	$66	$1,947	$2,013

Domestic liabilities(1)
Deposits	Personal	$160	$344	$504	$60	$278	$338
	Business and government	239	490	729	(11)	571	560
	Bank	15	(11)	4	(1)	7	6

Total deposits		414	823	1,237	48	856	904
Obligations related to securities sold short		(47)	17	(30)	21	48	69
Obligations related to securities lent or sold under repurchase agreements		203	198	401	161	190	351
Other liabilities		(2)	(110)	(112)	—	127	127
Subordinated indebtedness		9	(32)	(23)	101	(54)	47
Preferred share liabilities		—	—	—	(25)	(10)	(35)

Change in domestic interest expense		577	896	1,473	306	1,157	1,463

Foreign liabilities(1)
Deposits	Personal	127	16	143	(2)	31	29
	Business and government	212	177	389	(34)	690	656
	Bank	79	97	176	27	143	170

Total deposits		418	290	708	(9)	864	855
Obligations related to securities sold short		(9)	12	3	(19)	23	4
Obligations related to securities lent or sold under repurchase agreements		579	(426)	153	(71)	377	306
Other liabilities		4	21	25	(52)	(75)	(127)
Subordinated indebtedness		12	15	27	(3)	17	14

Change in foreign interest expense		1,004	(88)	916	(154)	1,206	1,052

Total change in interest expense		$1,581	$808	$2,389	$152	$2,363	$2,515

Change in total net interest income		$(114)	$237	$123	$(86)	$(416)	$(502)

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

n/a	Not applicable due to the adoption of the new CICA financial instruments standards.

140	CIBC Annual Accountability Report 2007

Supplementary Annual Financial Information
     Analysis of Net Loans and Acceptances

Canada(1)						U.S.(1)
Unaudited, $ millions, as at October 31	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003

Residential mortgages	$89,772	$81,326	$77,172	$72,543	$69,955	$3	$4	$7	$10	$14
Student	1,060	1,284	1,575	2,089	2,600	—	—	—	—	—
Personal	26,640	25,731	25,545	23,145	19,754	155	252	298	283	314
Credit card	8,737	7,027	6,429	8,098	8,844	23	19	19	249	246

Total consumer loans	126,209	115,368	110,721	105,875	101,153	181	275	324	542	574

Non-residential mortgages	4,892	5,018	5,300	5,025	4,515	531	1,822	1,404	—	—
Financial institutions	2,757	1,901	1,498	1,829	2,018	310	307	403	620	938
Retail	2,088	2,044	2,092	2,229	2,239	266	121	166	96	124
Business services	3,106	3,277	3,501	3,397	3,566	365	263	503	280	550
Manufacturing, capital goods	829	957	948	1,201	1,518	250	142	310	240	348
Manufacturing, consumer goods	1,123	1,102	1,420	1,512	1,737	195	143	209	294	157
Real estate and construction	2,602	2,494	2,569	2,358	2,101	999	906	708	1,809	1,709
Agriculture	2,890	2,911	3,409	4,085	4,232	10	6	8	35	22
Oil and gas	3,851	3,100	2,197	2,067	1,878	114	103	112	128	272
Mining	513	215	147	134	341	11	5	8	25	35
Forest products	474	476	456	346	537	94	58	36	10	89
Hardware and software	238	257	216	290	237	169	57	37	90	215
Telecommunications and cable	507	419	338	305	442	112	119	398	123	323
Publishing, printing and broadcasting	523	703	551	285	439	100	12	29	85	213
Transportation	616	633	584	643	828	623	489	499	472	506
Utilities	258	277	305	323	331	179	79	86	99	195
Education, health and social services	1,222	1,214	1,276	1,334	1,284	83	70	432	62	63
Governments	824	901	691	758	832	—	—	12	11	12
General allowance allocated to business and government loans	(279)	(260)	(298)	(346)	(315)	(54)	(101)	(159)	(125)	(238)

Total business and government loans including acceptances	29,034	27,639	27,200	27,775	28,760	4,357	4,601	5,201	4,354	5,533

Total net loans and acceptances	$155,243	$143,007	$137,921	$133,650	$129,913	$4,538	$4,876	$5,525	$4,896	$6,107

(1)	Classification by country is based on domicile of debtor or customer.
     Summary of Allowance for Credit Losses

Unaudited, $ millions, as at or for the year ended October 31	2007	2006	2005	2004	2003

Balance at beginning of year	$1,444	$1,638	$1,828	$1,956	$2,289
Provision for credit losses	603	548	706	628	1,143
Write-offs
Domestic
Residential mortgages	5	12	7	3	6
Student	13	27	40	77	108
Personal and credit card	673	648	698	662	560
Other business and government	131	156	171	157	295
Foreign
Residential mortgages	2	—	—	—	—
Personal and credit card	22	—	1	12	22
Other business and government	15	23	84	49	321

Total write-offs	861	866	1,001	960	1,312

Recoveries
Domestic
Student	2	3	5	18	36
Personal and credit card	77	65	78	88	72
Other business and government	19	14	19	20	12
Foreign
Personal and credit card	2	—	—	—	—
Other business and government	47	36	22	89	62

Total recoveries	147	118	124	215	182

Net write-offs	714	748	877	745	1,130

Transfer to loans held for sale	—	—	—	—	(292)
Foreign exchange and other adjustments	110	6	(19)	(11)	(54)

Balance at end of year	$1,443	$1,444	$1,638	$1,828	$1,956

Comprises:
Loans	$1,443	$1,442	$1,636	$1,825	$1,952
Letters of credit	—	2	2	2	1
Loans substitute securities	—	—	—	1	3

Ratio of net write-offs during year to average loans outstanding during year	0.46%	0.53%	0.63%	0.55%	0.83%

CIBC Annual Accountability Report 2007	141

Supplementary Annual Financial Information
     Analysis of Net Loans and Acceptances (continued)

Other(1)										Total
Unaudited, $ millions, as at October 31	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003

Residential mortgages	$1,848	$3	$—	$—	$—	$91,623	$81,333	$77,179	$72,553	$69,969
Student	1	—	—	—	—	1,061	1,284	1,575	2,089	2,600
Personal	782	160	169	272	209	27,577	26,143	26,012	23,700	20,277
Credit card	102	—	—	—	—	8,862	7,046	6,448	8,347	9,090

Total consumer loans	2,733	163	169	272	209	129,123	115,806	111,214	106,689	101,936

Non-residential mortgages	343	—	—	5	9	5,766	6,840	6,704	5,030	4,524
Financial institutions	1,498	1,570	1,173	1,198	783	4,565	3,778	3,074	3,647	3,739
Retail	726	164	91	38	101	3,080	2,329	2,349	2,363	2,464
Business services	1,441	281	298	403	448	4,912	3,821	4,302	4,080	4,564
Manufacturing, capital goods	105	177	779	369	142	1,184	1,276	2,037	1,810	2,008
Manufacturing, consumer goods	375	110	47	58	9	1,693	1,355	1,676	1,864	1,903
Real estate and construction	250	23	26	7	18	3,851	3,423	3,303	4,174	3,828
Agriculture	118	—	—	—	1	3,018	2,917	3,417	4,120	4,255
Oil and gas	—	12	27	70	40	3,965	3,215	2,336	2,265	2,190
Mining	1,319	39	26	66	130	1,843	259	181	225	506
Forest products	73	98	73	76	86	641	632	565	432	712
Hardware and software	169	41	20	28	5	576	355	273	408	457
Telecommunications and cable	465	383	285	309	519	1,084	921	1,021	737	1,284
Publishing, printing and broadcasting	133	336	44	26	29	756	1,051	624	396	681
Transportation	401	469	289	678	412	1,640	1,591	1,372	1,793	1,746
Utilities	264	152	153	171	304	701	508	544	593	830
Education, health and social services	52	60	—	—	—	1,357	1,344	1,708	1,396	1,347
Governments	473	—	—	—	—	1,297	901	703	769	844
General allowance allocated to business and government loans	(41)	(45)	(44)	(38)	(192)	(374)	(406)	(501)	(509)	(745)

Total business and government loans including acceptances	8,164	3,870	3,287	3,464	2,844	41,555	36,110	35,688	35,593	37,137

Total net loans and acceptances	$10,897	$4,033	$3,456	$3,736	$3,053	$170,678	$151,916	$146,902	$142,282	$139,073

(1)	Classification by country is based on domicile of debtor or customer.
     Allowances for Credit Losses as a Percentage of Each Loan Category

Allowance for credit losses						Allowance as a % of each loan category(1)
Unaudited, $ millions, as at October 31	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003

Domestic
Residential morgages	$19	$25	$37	$39	$45	0.02%	0.03%	0.05%	0.05%	0.06%
Personal and credit card	795	827	812	843	714	2.14	2.37	2.36	2.47	2.24
Other business and government	412	432	534	608	585	1.92	1.98	2.36	2.58	2.42

Total domestic	1,226	1,284	1,383	1,490	1,344	0.83	0.93	1.03	1.14	1.07

Foreign
Residential mortgages	22	—	—	—	—	1.17	—	—	—	—
Personal and credit card	39	5	6	21	14	3.54	1.15	1.22	2.55	1.79
Other business and government	156	153	247	314	594	1.23	1.77	2.83	3.86	6.62

Total foreign	217	158	253	335	608	1.39	1.74	2.74	3.74	6.23

Total allowance	$1,443	$1,442	$1,636	$1,825	$1,952	0.88%	0.98%	1.14%	1.31%	1.44%

(1)	Percentage is calculated on loan portfolio excluding acceptances.
     Net Loans and Acceptances by Geographic Location(1)

Unaudited, $ millions, as at October 31	2007	2006	2005	2004	2003

Canada
Atlantic provinces	$8,836	$8,213	$7,934	$8,168	$8,274
Quebec	12,041	11,376	12,295	11,601	11,601
Ontario	74,284	70,441	68,753	66,293	63,360
Prairie provinces	6,273	5,897	5,981	6,079	6,197
Alberta, Northwest Territories and Nunavut	26,650	22,813	20,184	19,780	19,225
British Columbia and Yukon	27,936	25,016	23,540	22,581	21,920
General allowance allocated to Canada	(777)	(749)	(766)	(852)	(664)

Total Canada	155,243	143,007	137,921	133,650	129,913

United States	4,538	4,876	5,525	4,896	6,107

Other countries	10,897	4,033	3,456	3,736	3,053

Total net loans and acceptances	$170,678	$151,916	$146,902	$142,282	$139,073

(1)	Classification by country is based on domicile of debtor or customer.

142	CIBC Annual Accountability Report 2007

Supplementary Annual Financial Information
     Impaired Loans before General Allowances

Canada(1)						U.S.(1)
Unaudited, $ millions, as at October 31	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003

Gross impaired loans
Residential mortgages	$119	$118	$141	$120	$177	$—	$—	$—	$—	$—
Student	41	49	71	90	86	—	—	—	—	—
Personal	177	219	221	176	137	—	—	—	—	1

Total gross impaired consumer loans	337	386	433	386	400	—	—	—	—	1

Non-residential mortgages	3	4	6	10	28	—	—	—	—	—
Financial institutions	6	2	6	4	5	—	—	8	12	23
Service and retail industries	95	90	113	130	219	20	8	39	53	13
Manufacturing, consumer and capital goods	26	37	93	70	82	3	2	6	4	35
Real estate and construction	19	14	17	28	54	—	—	—	—	—
Agriculture	33	60	150	155	73	—	—	—	—	—
Resource-based industries	4	2	5	10	11	—	—	2	2	16
Telecommunications, media and technology	6	7	13	9	6	1	2	2	2	27
Transportation	5	5	12	9	34	—	—	—	1	1
Utilities	—	—	—	—	1	—	—	—	—	7
Other	4	6	6	7	6	—	—	—	1	2

Total gross impaired — business and government loans	201	227	421	432	519	24	12	57	75	124

Total gross impaired loans	538	613	854	818	919	24	12	57	75	125
Other past due loans(2)	60	45	54	54	64	—	—	—	1	—

Total gross impaired and other past due loans	$598	$658	$908	$872	$983	$24	$12	$57	$76	$125

Allowance for credit losses
Residential mortgages	$11	$13	$18	$17	$18	$—	$—	$—	$—	$—
Student	16	22	36	71	166	—	—	—	—	—
Credit card	122	105	101	122	126	—	—	—	11	8
Personal	167	223	226	166	100	—	—	—	—	—

Total allowance — consumer loans(3)	316	363	381	376	410	—	—	—	11	8

Non-residential mortgages	1	1	3	6	16	—	—	—	—	—
Financial institutions	1	2	6	4	4	—	—	6	7	16
Service and retail industries	66	74	78	86	113	14	3	21	25	8
Manufacturing, consumer and capital goods	17	33	51	40	38	3	1	3	4	18
Real estate and construction	13	9	9	14	24	—	—	—	—	—
Agriculture	18	36	68	85	38	—	—	—	—	—
Resource-based industries	3	2	3	8	10	—	—	—	1	2
Telecommunications, media and technology	6	6	6	8	3	—	—	—	—	3
Transportation	5	5	8	7	23	—	—	—	1	1
Utilities	—	—	—	—	—	—	—	—	—	1
Other	3	4	4	5	4	—	—	—	—	—

Total allowance — business and government loans	133	172	236	263	273	17	4	30	38	49

Total allowance	$449	$535	$617	$639	$683	$17	$4	$30	$49	$57

Net impaired loans
Residential mortgages	$108	$105	$123	$103	$159	$—	$—	$—	$—	$—
Student	25	27	35	19	(80)	—	—	—	—	—
Credit card	(122)	(105)	(101)	(122)	(126)	—	—	—	(11)	(8)
Personal	10	(4)	(5)	10	37	—	—	—	—	1

Total net impaired consumer loans(3)	21	23	52	10	(10)	—	—	—	(11)	(7)

Non-residential mortgages	2	3	3	4	12	—	—	—	—	—
Financial institutions	5	—	—	—	1	—	—	2	5	7
Service and retail industries	29	16	35	44	106	6	5	18	28	5
Manufacturing, consumer and capital goods	9	4	42	30	44	—	1	3	—	17
Real estate and construction	6	5	8	14	30	—	—	—	—	—
Agriculture	15	24	82	70	35	—	—	—	—	—
Resource-based industries	1	—	2	2	1	—	—	2	1	14
Telecommunications, media and technology	—	1	7	1	3	1	2	2	2	24
Transportation	—	—	4	2	11	—	—	—	—	—
Utilities	—	—	—	—	1	—	—	—	—	6
Other	1	2	2	2	2	—	—	—	1	2

Total net impaired — business and government loans	68	55	185	169	246	7	8	27	37	75

Total net impaired loans	$89	$78	$237	$179	$236	$7	$8	$27	$26	$68

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 5 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

CIBC Annual Accountability Report 2007	143

     Impaired Loans before General Allowances (continued)

Other(1)						Total
Unaudited, $ millions, as at October 31	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003

Gross impaired loans
Residential mortgages	$100	$—	$—	$—	$—	$219	$118	$141	$120	$177
Student	—	—	—	—	—	41	49	71	90	86
Personal	56	—	—	—	—	233	219	221	176	138

Total gross impaired consumer loans	156	—	—	—	—	493	386	433	386	401

Non-residential mortgages	34	—	—	—	—	37	4	6	10	28
Financial institutions	—	—	23	113	1	6	2	37	129	29
Service and retail industries	110	3	11	73	225	225	101	163	256	457
Manufacturing, consumer and capital goods	—	2	3	—	—	29	41	102	74	117
Real estate and construction	—	—	—	—	3	19	14	17	28	57
Agriculture	—	—	1	2	2	33	60	151	157	75
Resource-based industries	—	—	—	—	28	4	2	7	12	55
Telecommunications, media and technology	—	—	—	22	25	7	9	15	33	58
Transportation	1	—	—	—	—	6	5	12	10	35
Utilities	—	—	—	6	48	—	—	—	6	56
Other	—	—	—	—	—	4	6	6	8	8

Total gross impaired — business and government loans	145	5	38	216	332	370	244	516	723	975

Total gross impaired loans	301	5	38	216	332	863	630	949	1,109	1,376
Other past due loans(2)	—	—	—	—	—	60	45	54	55	64

Total gross impaired and other past due loans	$301	$5	$38	$216	$332	$923	$675	$1,003	$1,164	$1,440

Allowance for credit losses
Residential mortgages	$19	$—	$—	$—	$—	$30	$13	$18	$17	$18
Student	—	—	—	—	—	16	22	36	71	166
Credit card	—	—	—	—	—	122	105	101	133	134
Personal	24	—	—	—	—	191	223	226	166	100

Total allowance — consumer loans(3)	43	—	—	—	—	359	363	381	387	418

Non-residential mortgages	3	—	—	—	—	4	1	3	6	16
Financial institutions	—	—	3	56	1	1	2	15	67	21
Service and retail industries	40	3	9	42	79	120	80	108	153	200
Manufacturing, consumer and capital goods	—	—	1	—	—	20	34	55	44	56
Real estate and construction	—	—	—	—	3	13	9	9	14	27
Agriculture	—	—	1	2	2	18	36	69	87	40
Resource-based industries	—	—	—	—	15	3	2	3	9	27
Telecommunications, media and technology	—	—	—	9	11	6	6	6	17	17
Transportation	1	—	—	—	—	6	5	8	8	24
Utilities	—	—	—	4	4	—	—	—	4	5
Other	—	—	—	—	—	3	4	4	5	4

Total allowance — business and government loans	44	3	14	113	115	194	179	280	414	437

Total allowance	$87	$3	$14	$113	$115	$553	$542	$661	$801	$855

Net impaired loans
Residential mortgages	$81	$—	$—	$—	$—	$189	$105	$123	$103	$159
Student	—	—	—	—	—	25	27	35	19	(80)
Credit card	—	—	—	—	—	(122)	(105)	(101)	(133)	(134)
Personal	32	—	—	—	—	42	(4)	(5)	10	38

Total net impaired consumer loans(3)	113	—	—	—	—	134	23	52	(1)	(17)

Non-residential mortgages	31	—	—	—	—	33	3	3	4	12
Financial institutions	—	—	20	57	—	5	—	22	62	8
Service and retail industries	70	—	2	31	146	105	21	55	103	257
Manufacturing, consumer and capital goods	—	2	2	—	—	9	7	47	30	61
Real estate and construction	—	—	—	—	—	6	5	8	14	30
Agriculture	—	—	—	—	—	15	24	82	70	35
Resource-based industries	—	—	—	—	13	1	—	4	3	28
Telecommunications, media and technology	—	—	—	13	14	1	3	9	16	41
Transportation	—	—	—	—	—	—	—	4	2	11
Utilities	—	—	—	2	44	—	—	—	2	51
Other	—	—	—	—	—	1	2	2	3	4

Total net impaired — business and government loans	101	2	24	103	217	176	65	236	309	538

Total net impaired loans	$214	$2	$24	$103	$217	$310	$88	$288	$308	$521

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 5 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

144	CIBC Annual Accountability Report 2007

Supplementary Annual Financial Information
     Deposits

Average balance				Interest			Rate
Unaudited, $ millions, for the year ended October 31	2007	2006	2005	2007	2006	2005	2007	2006	2005

Deposits in domestic bank offices(1)
Payable on demand
Personal	$5,252	$5,112	$4,969	$6	$7	$6	0.11%	0.14%	0.12%
Business and government	21,086	19,235	17,788	448	322	167	2.12	1.67	0.94
Bank	892	901	833	15	10	5	1.68	1.11	0.60
Payable after notice
Personal	34,501	31,906	31,300	474	305	203	1.37	0.96	0.65
Business and government	6,532	6,539	6,371	222	188	118	3.40	2.88	1.85
Bank	6	1	3	—	—	—	—	—	—
Payable on a fixed date
Personal	45,016	39,953	37,189	1,637	1,292	1,040	3.64	3.23	2.80
Business and government	48,054	42,473	44,575	2,259	1,637	1,288	4.70	3.85	2.89
Bank	686	538	558	32	23	15	4.66	4.28	2.69

Total domestic	162,025	146,658	143,586	5,093	3,784	2,842	3.14	2.58	1.98

Deposits in foreign bank offices
Payable on demand
Personal	405	40	73	9	—	—	2.22	—	—
Business and government	2,406	420	326	15	4	6	0.62	0.95	1.84
Bank	364	32	28	2	1	1	0.55	3.13	3.57
Payable after notice
Personal	1,522	50	92	51	2	2	3.35	4.00	2.17
Business and government	337	30	43	5	—	—	1.48	—	—
Bank	—	4	17	—	—	—	—	—	—
Payable on a fixed date
Personal	2,177	461	458	102	26	14	4.69	5.64	3.06
Business and government	41,467	39,056	40,248	2,187	1,867	1,223	5.27	4.78	3.04
Bank	12,631	10,528	9,604	586	421	258	4.64	4.00	2.69

Total foreign	61,309	50,621	50,889	2,957	2,321	1,504	4.82	4.59	2.96

Total deposits	$223,334	$197,279	$194,475	$8,050	$6,105	$4,346	3.60%	3.09%	2.23%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $3.8 billion (2006: $3.8 billion; 2005: $3.8 billion).
     Short-term Borrowings

Unaudited, $ millions, as at or for the year ended October 31	2007	2006	2005

Amounts outstanding at end of year
Obligations related to securities sold short	$13,137	$13,788	$14,883
Obligations related to securities lent or sold under repurchase agreements	28,944	30,433	14,325

Total short-term borrowings	$42,081	$44,221	$29,208

Obligations related to securities sold short
Average balance	$13,821	$15,379	$15,786
Maximum month-end balance	14,673	17,996	16,230
Average interest rate	3.72%	3.52%	2.96%
Obligations related to securities lent or sold under repurchase agreements
Average balance	32,133	22,626	17,424
Maximum month-end balance	34,044	30,433	24,381
Average interest rate	6.92%	7.37%	5.81%

     Fees Paid to the Shareholders’ Auditors

Unaudited, $ millions, for the year ended October 31	2007	2006	2005

Audit fees(1)	$15.1	$13.9	$16.1
Audit related fees(2)	5.5	4.3	1.5
Tax fees(3)	0.5	0.4	0.4

Total	$21.1	$18.6	$18.0

(1)	For the audit of CIBC’s annual financial statement and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also includes the audit of internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

CIBC Annual Accountability Report 2007	145

Quarterly Review
     Condensed Consolidated Statement of Operations

2007						2006(1)
Unaudited, $ millions, for the quarter		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	Net interest income	$1,240	$1,180	$1,079	$1,059	$1,130	$1,121	$1,036	$1,148
	Non-interest income	1,706	1,799	1,971	2,032	1,760	1,705	1,741	1,710

	Total revenue	2,946	2,979	3,050	3,091	2,890	2,826	2,777	2,858
	Provision for credit losses	132	162	166	143	92	152	138	166
	Non-interest expenses	1,874	1,819	1,976	1,943	1,892	1,883	1,836	1,877

	Income before income taxes and non-controlling interests	940	998	908	1,005	906	791	803	815
	Income taxes	45	157	91	231	87	125	190	238
	Non-controlling interests	11	6	10	4	—	4	28	(3)

	Net income	884	835	807	770	819	662	585	580
	Dividends on preferred shares	30	36	35	38	33	33	33	33
	Premium on redemption of preferred shares classified as equity	—	16	—	16	—	—	—	—

	Net income applicable to common shares	$854	$783	$772	$716	$786	$629	$552	$547

Condensed Consolidated Balance Sheet

2007						2006
Unaudited, $ millions, as at quarter end		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Assets
	Cash and deposits with banks	$13,747	$16,943	$16,441	$17,692	$11,853	$11,529	$11,901	$10,298
	Securities	86,500	85,200	83,763	90,790	83,498	81,634	78,394	78,955
	Securities borrowed or purchased under resale agreements	34,020	35,084	30,916	23,968	25,432	21,640	21,722	21,699
Loans	Residental mortgages	91,664	90,582	87,075	83,338	81,358	78,868	77,734	76,663
	Personal and credit card	38,334	37,578	36,968	36,234	35,305	35,085	34,415	34,162
	Business and government	34,099	33,478	33,992	34,528	30,404	29,767	28,984	30,031
	Allowance for credit losses	(1,443)	(1,499)	(1,515)	(1,554)	(1,442)	(1,580)	(1,602)	(1,620)
	Derivative instruments	24,075	20,424	17,233	17,665	17,122	17,397	18,588	19,378
	Customers’ liability under acceptances	8,024	7,689	8,277	6,984	6,291	7,084	6,295	5,543
	Other assets	13,158	13,402	13,430	12,963	14,163	13,566	14,290	13,797

		$342,178	$338,881	$326,580	$322,608	$303,984	$294,990	$290,721	$288,906

	Liabilities and shareholders’ equity
Deposits	Personal	$91,772	$91,615	$90,490	$88,954	$81,829	$79,488	$78,275	$76,584
	Business and government	125,878	122,346	116,338	118,955	107,468	107,361	102,533	105,878
	Bank	14,022	16,247	14,341	15,716	13,594	13,166	12,695	11,204
	Derivative instruments	26,688	19,435	17,224	16,694	17,330	17,245	18,691	20,070
	Acceptances	8,249	7,689	8,277	6,984	6,297	7,084	6,295	5,543
	Obligations related to securities lent or sold short or under repurchase agreements	42,081	48,079	45,515	42,974	44,221	39,028	39,678	39,170
	Other liabilities	13,728	13,154	13,867	12,295	14,716	13,397	14,302	13,327
	Subordinated indebtedness	5,526	6,171	6,011	5,991	5,595	5,850	5,862	4,825
	Preferred share liabilities	600	600	600	600	600	600	600	600
	Non-controlling interests	145	156	161	278	12	13	480	669
	Shareholders’ equity	13,489	13,389	13,756	13,167	12,322	11,758	11,310	11,036

		$342,178	$338,881	$326,580	$322,608	$303,984	$294,990	$290,721	$288,906

Select Financial Measures

2007						2006(1)
Unaudited, as at or for the quarter		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	Return on equity	30.3%	28.3%	28.9%	27.1%	32.5%	27.2%	25.7%	25.6%
	Return on average assets	1.03%	1.00%	1.02%	0.97%	1.08%	0.90%	0.83%	0.81%
	Average common shareholders’ equity ($ millions)	$11,191	$10,992	$10,964	$10,474	$9,601	$9,167	$8,803	$8,484
	Average assets ($ millions)	$340,236	$331,553	$326,088	$316,122	$299,513	$291,395	$288,428	$285,679
	Average assets to average common equity	30.4	30.2	29.7	30.2	31.2	31.8	32.8	33.7
	Tier 1 capital ratio	9.7%	9.7%	9.5%	9.6%	10.4%	9.6%	9.2%	9.0%
	Total capital ratio	13.9%	13.7%	14.1%	14.1%	14.5%	14.0%	13.7%	13.1%
	Net interest margin	1.45%	1.41%	1.36%	1.33%	1.50%	1.53%	1.47%	1.59%
	Efficiency ratio	63.6%	61.1%	64.8%	62.9%	65.5%	66.6%	66.1%	65.7%

Common Share Information

2007						2006
Unaudited, as at or for the quarter		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	Average shares outstanding (thousands)	334,849	335,755	337,320	336,486	335,522	335,513	335,147	334,357
Per share	– basic earnings	$2.55	$2.33	$2.29	$2.13	$2.34	$1.88	$1.65	$1.64
	– diluted earnings	2.53	2.31	2.27	2.11	2.32	1.86	1.63	1.62
	– dividends	0.87	0.77	0.77	0.70	0.70	0.70	0.68	0.68
	– book value(2)	33.31	33.05	32.67	31.85	29.59	27.96	26.61	25.85
Share price(3)	– high	103.30	106.75	104.00	102.00	87.87	83.63	86.00	81.00
	– low	87.00	92.37	97.70	88.96	77.95	73.94	77.95	72.90
	– close	102.00	92.50	97.70	100.88	87.60	77.25	82.75	79.90
	Price to earnings multiple (12-month trailing)	11.1	10.3	11.4	12.7	11.8	10.8	n/m	n/m
	Dividend payout ratio	34.1%	33.0%	33.7%	32.9%	29.9%	37.3%	41.4%	41.6%

(1)	Certain prior period financial information has been restated/reclassified to conform with the presentation adopted in 2007.

(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of quarter.

(3)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

n/m	— not meaningful due to the net loss over the 12-month trailing period.

146	CIBC Annual Accountability Report 2007

Ten-year Statistical Review
     Condensed Consolidated Statement of Operations

Unaudited, $ millions,
for the year ended October 31	2007	2006(1)	2005(1)	2004(1)	2003(1)	2002	2001	2000	1999	1998

Net interest income	$4,558	$4,435	$4,937	$5,258	$5,517	$5,389	$4,445	$4,154	$4,313	$4,227
Non-interest income	7,508	6,916	7,561	6,573	5,924	5,541	6,613	7,797	5,728	4,804

Total revenue	12,066	11,351	12,498	11,831	11,441	10,930	11,058	11,951	10,041	9,031
Provision for credit losses	603	548	706	628	1,143	1,500	1,100	1,220	750	480
Non-interest expenses	7,612	7,488	10,865	8,307	8,106	9,129	8,226	8,096	7,998	7,125

Income before income taxes and non-controlling interests	3,851	3,315	927	2,896	2,192	301	1,732	2,635	1,293	1,426
Income taxes	524	640	789	790	239	(279)	92	641	320	460
Non-controlling interests	31	29	170	15	3	38	58	62	39	20

Net income (loss)	$3,296	$2,646	$(32)	$2,091	$1,950	$542	$1,582	$1,932	$934	$946
Dividends on preferred shares	139	132	125	100	75	50	17	17	17	16
Premium on redemption of preferred shares classified as equity	32	—	—	—	—	—	—	—	—	—

Net income (loss) applicable to common shares	$3,125	$2,514	$(157)	$1,991	$1,875	$492	$1,565	$1,915	$917	$930

Condensed Consolidated Balance Sheet

Unaudited, $ millions, as at October 31	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998

Assets
Cash and deposits with banks	$13,747	$11,853	$11,852	$12,203	$10,454	$9,512	$11,350	$10,679	$12,527	$10,795
Securities	86,500	83,498	67,764	67,316	69,628	64,273	74,794	69,242	59,492	60,970
Securities borrowed or purchased under resale agreements	34,020	25,432	18,514	18,165	19,829	16,020	24,079	20,461	19,158	36,293
Loans
Residential mortgages	91,664	81,358	77,216	72,592	70,014	66,612	58,751	51,921	46,637	43,199
Personal and credit card	38,334	35,305	34,853	35,000	32,695	30,784	28,411	27,939	24,751	24,563
Business and government	34,099	30,404	31,350	31,737	33,177	41,961	46,693	47,567	47,552	49,811
Allowance for credit losses	(1,443)	(1,442)	(1,636)	(1,825)	(1,952)	(2,288)	(2,294)	(2,236)	(1,748)	(1,609)
Derivative instruments	24,075	17,122	20,309	23,710	22,796	24,717	25,723	23,847	24,449	37,157
Customers’ liability under acceptances	8,024	6,291	5,119	4,778	5,139	6,848	8,100	9,088	9,296	10,995
Other assets	13,158	14,163	15,029	15,088	15,367	14,854	11,867	9,194	8,217	9,256

	$342,178	$303,984	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430

Liabilities and shareholders’ equity
Deposits
Personal	$91,772	$81,829	$75,973	$73,392	$70,085	$68,297	$66,826	$63,109	$60,878	$59,993
Business and government	125,878	107,468	106,226	105,362	105,885	117,664	114,270	103,141	85,940	84,862
Bank	14,022	13,594	10,535	11,823	12,160	10,669	13,256	13,382	13,223	15,020
Derivative instruments	26,688	17,330	20,128	23,990	21,945	24,794	26,395	24,374	25,097	36,245
Acceptances	8,249	6,297	5,119	4,778	5,147	6,878	8,100	9,088	9,296	10,995
Obligations related to securities lent or sold short or under repurchase agreements	42,081	44,221	29,208	29,010	30,952	18,051	32,616	28,191	29,203	48,659
Other liabilities	13,728	14,716	16,002	13,258	13,976	10,869	9,863	10,382	10,888	9,576
Subordinated indebtedness	5,526	5,595	5,102	3,889	3,197	3,627	3,999	4,418	4,544	4,714
Preferred share liabilities	600	600	600	1,043	1,707	1,988	1,999	1,576	1,633	1,661
Non-controlling interests	145	12	746	39	22	111	249	248	204	230
Shareholders’ equity	13,489	12,322	10,731	12,180	12,071	10,345	9,901	9,793	9,425	9,475

	$342,178	$303,984	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430

Select Financial Measures

Unaudited, as at or
for the year ended October 31	2007	2006(1)	2005	2004(1)	2003	2002	2001	2000	1999	1998

Return on equity	28.7%	27.9%	(1.6)%	18.7%	19.2%	5.1%	16.1%	20.5%	9.8%	10.3%
Return on average assets	1.00%	0.91%	(0.01)%	0.74%	0.68%	0.19%	0.57%	0.73%	0.34%	0.34%
Average common shareholders’ equity ( $ millions)	$10,905	$9,016	$9,804	$10,633	$9,764	$9,566	$9,739	$9,420	$9,323	$9,100
Average assets ($ millions)	$328,520	$291,277	$288,845	$280,810	$284,739	$292,510	$278,798	$263,119	$271,844	$278,823
Average assets to average common equity	30.1	32.3	29.5	26.4	29.2	30.6	28.6	27.9	29.2	30.6
Tier 1 capital ratio	9.7%	10.4%	8.5%	10.5%	10.8%	8.7%	9.0%	8.7%	8.3%	7.7%
Total capital ratio	13.9%	14.5%	12.7%	12.8%	13.0%	11.3%	12.0%	12.1%	11.5%	10.8%
Net interest margin	1.39%	1.52%	1.71%	1.87%	1.94%	1.84%	1.59%	1.58%	1.59%	1.52%
Efficiency ratio	63.1%	66.0%	86.9%	70.2%	70.9%	83.5%	74.4%	67.7%	79.7%	78.9%

(1)	Certain prior year financial information has been reclassified/restated to conform with the presentation adopted in 2007.

CIBC Annual Accountability Report 2007	147

Ten-Year Statistical Review
     Condensed Consolidated Statement of Changes in Shareholders’ Equity

Unaudited, $ millions,
for the year ended October 31	2007	2006	2005	2004	2003	2002		2001		2000	1999	1998

Balance at beginning of year	$12,322	$10,731	$12,180	$12,071	$10,345	$9,901		$9,793		$9,425	$9,475	$8,729
Adjustment for change in accounting policy	(50) (1)	—	10 (2)	6 (3)	—	(42	)(4)	(140	)(5)	—	—	—
Premium on repurchase of common shares	(277)	—	(1,035)	(1,084)	—	(269)		(736)		(873)	(397)	—
Premium on redemption of preferred shares	(32)	—	—	—	—	—		—		—	—	—
Changes in share capital Preferred	(50)	—	598	133	550	800		—		—	—	300
Common	92	93	(17)	19	108	15		(41)		(167)	(93)	23
Changes in contributed surplus	26	12	(1)	9	24	26		—		—	—	—
Changes in OCI	(650)	(115)	49	(196)	(222)	2		38		8	(4)	1
Net income (loss)	3,296	2,646	(32)	2,091	1,950	542		1,582		1,932	934	946
Dividends Preferred	(139)	(132)	(125)	(100)	(75)	(50)		(17)		(17)	(17)	(16)
Common	(1,044)	(924)	(902)	(781)	(591)	(577)		(536)		(501)	(492)	(498)
Other	(5)	11	6	12	(18)	(3)		(42)		(14)	19	(10)

Balance at end of year	$13,489	$12,322	$10,731	$12,180	$12,071	$10,345		$9,901		$9,793	$9,425	$9,475

(1)	Represents the effect of implementing the CICA financial instruments standards, which provides guidance on recognition and measurement of financial instruments.

(2)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE.

(3)	Represents the effect of implementing the CICA AcG-17, “Equity-Linked Deposit Contracts,” which introduced the requirements to bifurcate the equity-linked contracts and measure the derivative at fair value.

(4)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officer directors, as encouraged by section 3870.

(5)	Represents the effect of implementing the CICA handbook section 3461, “Employee Future Benefits,” which introduced the requirement to accrue the cost of post-retirement and post-employment benefits during the years employees provide services to CIBC.
     Common Share Information

Unaudited, as at or
for the year ended October 31	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998

Average number outstanding (thousands)	336,092	335,135	339,263	355,735	360,048	360,553	372,305	388,951	409,789	415,030
Per share — basic earnings (loss)	$9.30	$7.50	$(0.46)	$5.60	$5.21	$1.37	$4.19	$4.95	$2.23	$2.24
— diluted earnings (loss)(1)	9.21	7.43	(0.46)	5.53	5.18	1.35	4.13	4.90	2.21	2.22
— dividends	3.11	2.76	2.66	2.20	1.64	1.60	1.44	1.29	1.20	1.20
— book value(2)	33.31	29.59	25.00	29.92	28.78	25.75	26.44	25.17	22.68	22.08
Share price(3) — high	106.75	87.87	80.80	73.90	60.95	57.70	57.00	50.50	42.60	59.80
— low	87.00	72.90	67.95	59.35	39.50	34.26	43.20	30.50	28.00	24.40
— close	102.00	87.60	72.20	73.90	59.21	38.75	48.82	48.40	31.70	30.65
Price to earnings multiple (12-month trailing)	11.1	11.8	n/m	13.4	11.4	28.7	11.8	9.9	14.3	13.8
Dividend payout ratio	33.4%	36.8%	n/m	39.2%	31.5%	>100%	34.2%	26.2%	53.6%	53.5%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.

(3)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.

n/m	– not meaningful due to the net loss during the year.
     Dividends on Preferred Shares(1)

Unaudited, for the year ended October 31	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998

Class A Series 9	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1.1375
Series 12	—	—	—	—	—	—	—	2.4100	2.4267	2.4097
Series 13	—	—	—	—	—	—	—	1.7500	1.7500	1.7500
Series 14	—	—	—	—	1.1156	1.4875	1.4875	1.4875	1.4875	1.4875
Series 15	—	—	—	1.0709	1.4125	1.4125	1.4125	1.4125	1.4125	1.4125
Series 16	—	—	—	1.8456	2.0025	2.2244	2.1724	2.0948	2.1093	2.0946
Series 17	—	—	—	1.3551	1.3625	1.3625	1.3625	1.3625	1.3625	1.3625
Series 18	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3628
Series 19	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	0.7404
Series 20	—	—	1.5780	1.6908	1.8253	2.0276	1.9801	1.9095	1.9227	1.1703
Series 21	—	—	1.5095	1.5000	1.5000	1.5000	1.5000	1.1372	—	—
Series 22	—	—	1.9518	2.0520	2.2152	2.4606	2.4031	1.7713	—	—
Series 23	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	0.9938	—	—	—
Series 24	0.3750	1.5000	1.5000	1.5000	1.5000	1.2962	—	—	—	—
Series 25	1.1250	1.5000	1.5000	1.5000	1.5000	0.8048	—	—	—	—
Series 26	1.4375	1.4375	1.4375	1.4375	1.0859	—	—	—	—	—
Series 27	1.4000	1.4000	1.4000	1.5484	—	—	—	—	—	—
Series 28	0.0800	0.0800	0.0799	0.1996	—	—	—	—	—	—
Series 29	1.3500	1.3500	1.3500	—	—	—	—	—	—	—
Series 30	1.2000	1.2000	1.1938	—	—	—	—	—	—	—
Series 31	1.1298	—	—	—	—	—	—	—	—	—
Series 32	0.7995	—	—	—	—	—	—	—	—	—

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

148	CIBC Annual Accountability Report 2007

Glossary
Allowance for credit losses
An allowance set up in the financial statements sufficient to absorb both specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit, guarantees, and derivatives. It can be either specific or general.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, minus the cumulative recognition of interest using the effective interest method, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability. The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Asset/liability management (ALM)
This is essentially the management of risks in the non-trading areas of the bank. Risk management techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Assets-to-capital multiple
Total assets plus specified off-balance sheet items divided by total regulatory capital.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients. AUM amounts are included in the amounts reported under AUA.
Basis point
One hundredth of a percentage point.
Collateral
Assets pledged as security for a loan or other obligation. Collateral is generally cash or a highly rated security.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities, mortgage-backed securities or tranches of other collateralized debt obligations to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return so as to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of any combination of secured or unsecured corporate loans made to commercial and industrial clients of one or more lending banks to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return so as to meet investor demand.
Credit derivatives
Off-balance sheet arrangements that allow one party (the beneficiary) to transfer credit risk of a reference asset, which the beneficiary may or may not own, to another party (the guarantor) without actually selling the asset. CIBC commonly uses credit derivatives to manage its overall credit risk exposure.
Credit risk
Risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with agreed terms.
Current replacement cost
The estimated cost of replacing derivative instruments that have a positive market value, representing an unrealized gain to CIBC.
Derivatives
Contracts which require little or no initial investment and whose value is derived from changes in interest rates, foreign exchange rates, equity or commodity prices, or credit spreads applied to a notional underlying amount. The use of derivatives permits the management of risk due to changes in these risk factors.
Dividend payout ratio
Common dividends paid as a percentage of net income after preferred share dividends and premium on redemptions.
Dividend yield
Dividends per common share divided by the closing common share price.
Economic capital
Economic capital is a non-GAAP measure based upon an estimate of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises credit, market, operational and strategic risk capital.
Economic profit
Economic profit is a non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Effective interest rate method
It is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.
Fair value
The amount of consideration that would be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act.
Forward contracts
A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Forward contracts are customized contracts traded in over-the-counter markets. Forward contracts are derivatives.
Forward rate agreement
An over-the-counter contract determining an interest rate to be paid or received commencing on a particular date in the future for a specified period of time. Forward rate agreements are derivatives.
Futures
A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Futures contracts are standardized and are traded on an exchange. Futures contracts are derivatives.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients if these clients cannot make payments or are unable to meet other specified contractual obligations.
Hedge
A risk reduction technique whereby a derivative or other financial instrument is used to reduce or offset exposure to changes in interest rates, foreign exchange rates, equity, commodity prices, or credit risk.
Interest-only strip
A financial instrument based solely on all or a portion of the interest payments from a pool of loans or other similar interest-bearing assets. As the principal on the underlying interest-bearing assets is repaid or defaults, the interest payments decline and the value of the interest-only strip falls accordingly.
Liquidity risk
Risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
Mark-to-market
Valuation at market rates, as at the balance sheet date. Market rates are generally available for most publicly traded securities and some derivatives.

CIBC Annual Accountability Report 2007	149

Glossary
Market risk
The potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple derivative transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Normal course issuer bid
Involves a listed company buying its own shares through a stock exchange, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or reference amount used for the calculation of payments under derivative contracts. In most instances, these amounts are not paid, received or exchanged under the terms of the derivative contract.
Off-balance sheet financial instruments
Assets or liabilities that are not recorded or not fully recorded on the balance sheet at notional or stated amounts, but may produce positive or negative cash flows. Such instruments include credit related arrangements.
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies and pension plans in Canada.
Operational risk
The risk of loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Options
A contractual obligation under which the writer confers the right, but not the obligation, on the purchaser to either buy (call option) or sell (put option) a specific amount of a commodity, currency or financial instrument at a fixed price either at or by a set date.
Price-to-earnings multiple
Closing common share price divided by diluted earnings per common share.
Provision for credit losses
An amount charged or credited to income so as to bring the allowance for credit losses to a level that is sufficient to cover specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit, guarantees, and derivatives.
Regular workforce
Comprises regular, working full-time (counted as one) and regular part-time employees (counted as one-half), and commissioned employees.
Regulatory capital
Regulatory capital comprises Tier 1 and Tier 2 capital as defined by OSFI’s Capital Adequacy Regulations. Tier 1 capital is comprised of common shares, retained earnings, qualifying Tier 1 instruments, and certain other elements. Tier 2 capital is comprised of qualifying subordinated indebtedness, qualifying general allowances, and certain other elements. Total capital is the sum of Tier 1 and Tier 2 capital, less certain specified adjustments.
Return on equity (ROE)
Net income, less preferred share dividends and premium on redemptions, expressed as a percentage of average common shareholders’ equity.
Risk-weighted assets
Calculated by applying risk-weighting factors specified by OSFI to all on-balance sheet assets and off-balance sheet exposures for non-trading books plus statistically estimated risk exposures in trading books. The result is then used in the calculation of CIBC’s regulatory capital ratios.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities it does not own. The seller borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other special purpose entities (SPEs). An SPE normally issues securities or other form of interests to investors and/or the asset transferor, and the SPE uses the proceeds of the issue of securities to purchase the transferred assets. The SPE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SPE, which may carry a number of different risk profiles.
Seller swaps
Seller swaps are derivatives used in securitization transactions whereby the asset seller receives ongoing cash flows related to the assets sold and pays the funding costs of the securitization vehicle.
Stock appreciation rights (SARs)
SARs issued by CIBC are rights attached to stock options, where the excess, if any, between the market price of CIBC common shares at the time of exercise, and the strike price established at the time of grant, is paid in cash.
Swap contracts
Agreements between two parties to exchange a series of cash flows, based on a specific notional amount over a specified period. The typical swap contracts are interest rate swaps and cross currency swaps. Swap contracts are derivatives.
Taxable equivalent basis (TEB)
A non-GAAP measure that increases tax-exempt income to make it directly comparable to taxable income sources when comparing either total revenue or net interest income. There is an offsetting adjustment to the tax provision, thus generating the same after-tax income as reported under GAAP.
Tier 1 and Total capital ratios
Tier 1 and total regulatory capital as defined above, divided by risk-weighted assets, based on guidelines set by OSFI, based on Bank for International Settlements standards.
Total shareholder return (TSR)
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends are reinvested in additional shares.
Value-at-Risk (VaR)
Generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence.
Variable interest entity (VIE)
An entity that does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. SPEs are a type of VIE that are created for a single, well-defined and narrow purpose.

150	CIBC Annual Accountability Report 2007

Public Accountability Statement
Our Clients — Branches and ABMs
CIBC BRANCH OPENINGS — 2007
British Columbia
20069 — 64th Ave., Langley
301 — 3555 Johnston Rd., Port Alberni Social Development Building, Waglisla
CIBC BRANCH CLOSINGS — 2007
British Columbia
Waglisla St., Bella Bella
6189 — 200th St., Langley
20457 Fraser Hwy., Langley
2995 — 3rd Ave., Port Alberni
5699 — 176th St., Surrey
Saskatchewan
3950 Albert St., Regina
Ontario
34 Market St., Brantford
300 King George Rd., Brantford
2870 Ellesmere Rd., Scarborough
48 Southport St., Toronto
CIBC BRANCH RELOCATIONS — 2007
Ontario
84 Lynden Rd., Brantford — relocation within Lynden Park Mall
255 Morningside Ave., Scarborough — relocation within Morningside Mall
939 Lawrence Ave. E., Toronto — relocated to
946 Lawrence Ave. E.
550 King St. N., Waterloo — relocation within Conestoga Mall
OTHER CIBC CLOSINGS — 2007
British Columbia
7053 Market St., Port Hardy
Saskatchewan
602 Main St. N., Moose Jaw
Ontario
256 Division St., Cobourg
PRESIDENT’S CHOICE FINANCIAL PAVILION OPENINGS — 2007
Alberta
100 — 20 Heritage Meadows Way SE, Calgary
Ontario
30 King St. S., Alliston
820 Main St., Milton
125 Queensway E., Simcoe
1485 LaSalle Blvd., Sudbury
PRESIDENT’S CHOICE FINANCIAL PAVILION CLOSINGS AND STATUS CHANGES — 2007
Ontario
1972 Parkdale Ave., Brockville (1)
1550 Upper James St., Hamilton (1)
635 Southdale Rd., London (1)
75 Nipissing Rd., Milton
250 Lakeshore Rd. W., Mississauga (1)
59A Robertson Rd., Nepean (1)
173 Lakeshore Rd. W., Oakville (1)
375 Rideau St., Ottawa (1)
245 Dixon Rd., Toronto
11 Redway Rd., Toronto (1)
3501 Yonge St., Toronto (1)
400 Manning Rd., Windsor (1)
ABM INSTALLATIONS — 2007
British Columbia
4700 Kingsway, Burnaby
20069 — 64th Ave., Langley
2111 Main St., Penticton
3555 Johnston Rd., Port Alberni
310 Goldstream Ave., Victoria
Alberta
20 Heritage Meadows Way SE, Calgary
210 — 5th Ave., Cochrane
11220 — 171st Ave. NW, Edmonton
389 — 91st St. SW, Edmonton
8900 — 114th St., Edmonton
Saskatchewan
2810 Gordon Rd., Regina
Ontario
86 Talbot St. E., Aylmer
4377 County Road 90, Barrie
472 Bayfield St., Barrie
4995 Ebenezer Rd., Brampton
7990 Hurontario St., Brampton
84 Lynden Park Rd., Brantford
5600 Mainway, Burlington
1195 County Road 22, Emeryville
95 Browns Line, Etobicoke
44 Thames Rd. E., Exeter
2536 Bank St., Gloucester
2210 Stouffville Rd., Gormley
1200 Main St. W., Hamilton
7 Valour Dr., Kingston
720 Victoria St., Kitchener
432 Steeles Ave. E., Milton
820 Main St., Milton
946 Lawrence Ave. E., North York
173 Lakeshore Ave. W., Oakville
101 Colonel By Dr., Ottawa
1023 Wellington St., Ottawa
1980 Baseline Rd., Ottawa
2210 Bank St., Ottawa
272 Main St., Picton
2872 Ellesmere Rd., Scarborough
52 Front St., Strathroy
55 Queen St. S., Tiverton
2863 Dufferin St. E., Toronto
40 Dundas St. W., Toronto
255 Morningside Ave., Toronto
256 Victoria St. N., Tweed
27 King St. N., Waterloo
550 King St. N., Waterloo
Quebec
190, rue Dubé, Courcelette
800, rue de la Gauchetière O., Montréal
11370, rue Notre-Dame E., Montréal Est
8000, boul. Décarie, Montréal
New Brunswick
240 Madawaska Rd., Grand Falls-Windsor
42 CFB Gagetown, Oromocto
Nova Scotia
618 Main St., Glace Bay A-Block Building S-21, Halifax
16 Dorchester St., Sydney
Newfoundland and Labrador
20 Lake Ave., St. John’s
ABM REMOVALS — 2007

British Columbia
3700 Willingdon Ave., Burnaby
20457 Fraser Hwy., Langley
6189 — 200th St., Langley
2995 — 3 rd Ave., Port Alberni
5699 — 176th St., Surrey
1264 Esquimalt Rd., Victoria
Saskatchewan
602 Main St. N., Moose Jaw
3950 Albert St., Regina
Ontario
181 Sandwich St. S., Amherstburg
127 Hastings St. N., Bancroft
165 Wellington St. W., Barrie
319 Blake St., Barrie
60 Highway, Barry’s Bay
345 Notre Dame St., Belle River
286 Chatham St. N., Blenheim
305 Barrie St., Bradford
345 Main St. N., Brampton
700 Balmoral Dr., Brampton
300 King George Rd., Brantford
34 Market St., Brantford
2400 Guelph Line, Burlington
571 Brant St., Burlington
835 Queen St., Chatham
1 Water St., Cornwall
165 Bunker Ave., Corunna
83 Underhill Rd., Don Mills
1498 Royal York Rd., Etobicoke
150 Berry Rd., Etobicoke
3730 Lakeshore Blvd. W., Etobicoke
460 Renforth Dr., Etobicoke
1135 Thompson Rd., Fort Erie
290 First St. N., Gravenhurst
331 Dundurn St. S., Hamilton
770 Upper James St., Hamilton

(1)	Status changed from Unstaffed Banking Centre to ABM only site.
In every decision to close a branch, CIBC carefully considers the interests of the community, our clients and employees. This includes:
•	Informing the community at large, including clients, employees, community leaders, politicians and government officials, of the decision to close the branch. Notice is given and CIBC holds a community meeting to discuss the decision and to hear suggestions for helping the community to adjust.
•	Assisting affected individual clients and groups, identifying their needs and the most appropriate branch in the market to serve them.

CIBC Annual Accountability Report 2007	151

Public Accountability Statement
5200 Highway 69 N., Hanmer
832 — 10th St., Hanover
1030 Coverdale Dr., Kingston
600 Bagot St., Kingston
700 Strasburg Rd., Kitchener
17 Lindsay St. S., Lindsay
65 Regional Rd., Lively
109 Rectory Rd., London
1275 Highbury Ave., London
179 Wortley Rd., London
234 Oxford St., London
4380 Wellington Rd. S., London
599 Fanshawe Rd. W., London
7 Baseline Rd. E., London
770 Oxford St. E., London
960 Hamilton Rd., London
1160 Beaverwood Rd., Manotick
Highway 26, Meaford
277 King St., Midland
75 Nipissing Rd., Milton
1250 South Service Rd., Mississauga
2150 Burnhamthorpe Rd., Mississauga
925 Rathburn Rd. E., Mississauga
5 Main St., Morrisburg
200 Grant Carman Dr., Nepean
3777 Strandherd Dr., Nepean
6460 Lundy’s Lane, Niagara Falls
235 Lakeshore Dr., North Bay
1641 Jane St., North York
270 Wilson Ave., North York
3210 Weston Rd., North York
125 Cross Ave., Oakville
151 Bloor St. E., Oshawa
2681 Alta Vista Dr., Ottawa
596 Montreal Rd., Ottawa
4136 Petrolia St., Petrolia
13311 Loyalist Pkwy., Picton
53 West Side Rd., Port Colborne
278 Queen St., Port Perry
150 Prescott Centre Dr., Prescott
889 Exmouth St., Sarnia
312 Wellington St. E., Sault Ste. Marie
123 Guildwood Pkwy., Scarborough
1455 McCowan Rd., Scarborough
1880 Eglinton Ave. E., Scarborough
2430 Eglinton Ave. E., Scarborough
2742 Eglinton Ave. E., Scarborough
2870 Ellesmere Rd., Scarborough
3030 Birchmount Ave., Scarborough
3050 Lawrence Ave. E., Scarborough
681 Silver Star Blvd., Scarborough
101 Second Line, Shelburne
5710 Main St. W., Stouffville
46 General Hospital Dr., Stratford
1150 Victoria Park Ave., Toronto
1450 Lawrence Ave. E., Toronto
1500 Bayview Ave., Toronto
1951 Eglinton Ave. W., Toronto
22 Balliol St., Toronto
235 Queens Quay W., Toronto
243 Alberta Ave., Toronto
245 Dixon Rd., Toronto
3259 Bayview Ave., Toronto
372 Pacific Ave., Toronto
449 Carlaw Ave., Toronto
449 Parliament St., Toronto
48 Southport St., Toronto
985 Woodbine Ave., Toronto
350 Montreal Rd., Vanier
1054 Centre St., Vaughan
1200 Yonge St., Walkerton
2 Warwick Dr., Wallaceburg
75 King St. S., Waterloo
301 Thorold Rd., Welland
3555 Thickson Rd. N., Whitby
920 Dundas St. W., Whitby
320 Wyandotte St. W., Windsor
3580 Tecumseh Rd. E., Windsor
New Brunswick
577 Victoria St., Edmunston
180 Madawaska Rd., Grand Falls-Windsor
454 Main St., Hampton
75 Main St., Sackville
307 Main St., Shediac
Prince Edward Island
509 Main St., Montague
Nova Scotia
3695 Highway #3, Barrington Passage
340 Dufferin St., Bridgewater
11 Cole Dr., Windsor
Newfoundland and Labrador
Main Highway, Bay Roberts
120 Columbus Dr., Carbonear
55 Elizabeth Ave., St. John’s
380 Newfoundland Dr., St. John’s
39 Rowan Ave., St. John’s

152	CIBC Annual Accountability Report 2007

Public Accountability Statement
Our Clients — Debt Financing to Firms in Canada
CIBC AND ITS LISTED AFFILIATES DEBT FINANCING TO FIRMS IN CANADA
As at October 31, 2007
For authorization levels of $0 — $24,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$89,238	$36,252	12,132
Alberta	72,943	29,584	9,309
Saskatchewan	23,523	11,889	2,658
Manitoba	16,517	7,926	1,925
Ontario	313,488	126,319	40,408
Quebec	61,771	27,700	7,574
New Brunswick	7,841	3,749	917
Nova Scotia	14,048	6,584	1,793
Prince Edward Island	3,607	1,830	411
Newfoundland and Labrador	7,471	3,250	912
Northwest Territories, Nunavut and Yukon(1)	3,199	1,245	506

Total Canada	$613,646	$256,328	78,545

For authorization levels of $25,000 — $ 99,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$393,111	$194,875	7,647
Alberta	330,248	154,407	6,486
Saskatchewan	143,716	77,976	2,780
Manitoba	88,082	48,858	1,709
Ontario	1,470,929	810,939	28,021
Quebec	302,222	161,715	5,805
New Brunswick	39,856	22,346	792
Nova Scotia	74,863	41,760	1,449
Prince Edward Island	19,818	11,591	377
Newfoundland and Labrador	42,353	22,099	853
Northwest Territories, Nunavut and Yukon(1)	14,069	6,808	273

Total Canada	$2,919,267	$1,553,374	56,192

For authorization levels of $100,000 — $249,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$314,985	$149,408	2,396
Alberta	295,462	138,365	2,156
Saskatchewan	107,761	52,120	798
Manitoba	93,806	44,173	688
Ontario	1,205,922	580,401	9,228
Quebec	266,983	137,752	1,871
New Brunswick	29,242	14,771	205
Nova Scotia	49,640	25,196	333
Prince Edward Island	15,323	6,875	113
Newfoundland and Labrador	27,100	14,290	194
Northwest Territories, Nunavut and Yukon(1)	12,314	6,896	81

Total Canada	$2,418,538	$1,170,247	18,063

For authorization levels of $250,000 — $499,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$244,193	$155,544	563
Alberta	251,150	145,160	662
Saskatchewan	70,446	39,573	196
Manitoba	76,595	43,290	210
Ontario	705,686	440,739	1,610
Quebec	228,110	146,076	556
New Brunswick	18,855	11,153	40
Nova Scotia	47,034	31,822	95
Prince Edward Island	14,395	8,812	39
Newfoundland and Labrador	17,707	10,261	43
Northwest Territories, Nunavut and Yukon(1)	14,857	9,761	32

Total Canada	$1,689,028	$1,042,191	4,046

For authorization levels of $500,000 — $999,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$359,589	$243,492	385
Alberta	338,518	215,004	426
Saskatchewan	77,286	42,348	105
Manitoba	115,793	69,529	143
Ontario	1,103,276	741,556	1,104
Quebec	302,479	201,050	334
New Brunswick	34,679	21,967	35
Nova Scotia	68,134	44,232	69
Prince Edward Island	16,193	8,978	23
Newfoundland and Labrador	17,131	10,065	20
Northwest Territories, Nunavut and Yukon(1)	21,754	15,853	27

Total Canada	$2,454,832	$1,614,074	2,671

For authorization levels of $1,000,000 — $4,999,999

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$1,420,852	$1,031,104	448
Alberta	1,216,412	791,455	443
Saskatchewan	215,658	119,672	98
Manitoba	467,863	317,287	173
Ontario	4,520,113	3,245,901	1,225
Quebec	1,144,459	818,405	333
New Brunswick	96,506	78,684	31
Nova Scotia	235,960	188,190	66
Prince Edward Island	81,679	63,068	39
Newfoundland and Labrador	66,212	34,750	25
Northwest Territories, Nunavut and Yukon(1)	72,957	40,735	25

Total Canada	$9,538,671	$6,729,251	2,906

(1)	Data for Northwest Territories, Nunavut and Yukon has been consolidated to protect privacy of individual borrowers who might otherwise be identifiable.

CIBC Annual Accountability Report 2007	153

Public Accountability Statement
For authorization levels of $5,000,000 and over

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$4,686,802	$2,130,929	192
Alberta	14,886,336	6,242,127	233
Saskatchewan	1,188,234	224,204	24
Manitoba	2,200,117	813,407	46
Ontario	37,701,303	9,632,904	674
Quebec	7,020,128	2,720,090	175
New Brunswick	941,887	276,576	17
Nova Scotia	1,231,225	814,708	34
Prince Edward Island(1)
Newfoundland and Labrador	333,484	130,015	17
Northwest Territories, Nunavut and Yukon(2)

Total Canada	$70,189,516	$22,984,960	1,412

For all authorization bands

($ thousands, except
for Client numbers)	Authorizations	Outstandings	Clients

British Columbia	$7,508,770	$3,941,604	23,763
Alberta	17,391,069	7,716,102	19,715
Saskatchewan	1,826,624	567,782	6,659
Manitoba	3,058,773	1,344,470	4,894
Ontario	47,020,717	15,578,759	82,270
Quebec	9,326,152	4,212,788	16,648
New Brunswick	1,168,866	429,246	2,037
Nova Scotia	1,720,904	1,152,492	3,839
Prince Edward Island	151,015	101,154	1,002
Newfoundland and Labrador	511,458	224,730	2,064
Northwest Territories, Nunavut and Yukon(3)	139,150	81,298	944

Total Canada	$89,823,498	$35,350,425	163,835

(1)	Authorizations, outstandings and clients for Prince Edward Island have been added to Newfoundland & Labrador for the same dollar band and have been included in Newfoundland & Labrador totals to preserve confidentiality.

(2)	Authorizations, outstandings and clients for Northwest Territories, Nunavut and Yukon have been added to British Columbia for the same dollar band and have been included in British Columbia totals to preserve confidentiality.

(3)	Data for Northwest Territories, Nunavut and Yukon has been consolidated to protect privacy of individual borrowers who might otherwise be identifiable.
Employment in Canada
CIBC is one of Canada’s largest employers. In 2007, CIBC and its listed affiliates had approximately 39,100 full-time and part-time employees nationwide. The CIBC group of companies paid almost $2.4 billion in base salaries and benefits to our Canadian workforce in 2007. In addition, we indirectly supported thousands of other jobs in many sectors, from janitorial services to high-tech consultants, through the purchase of outside goods and services. The total for 2007 was $2.1 billion worldwide, with $1.9 billion spent in Canada.
Full-time and part-time employees
As at October 31, 2007
CIBC and its listed affiliates

Province or territory	Full-time employees	Part-time employees

British Columbia	3,193	848
Alberta	2,116	593
Saskatchewan	677	255
Manitoba	557	241
Ontario	22,488	2,702
Quebec	2,786	645
New Brunswick	544	103
Nova Scotia	811	149
Prince Edward Island	70	33
Newfoundland and Labrador	181	58
Northwest Territories	50	2
Nunavut	9	0
Yukon	26	17

Total	33,508	5,646

Taxes in Canada
In 2007, the CIBC group of companies’ tax expense to all levels of government in Canada was $1.9 billion. This total consisted of $1.4 billion in income taxes, $125 million in capital taxes and $364 million in payroll taxes (employer portion), business taxes, property taxes, GST and provincial sales taxes.
Taxes — 2007
CIBC group of companies

$ thousands	Income taxes	Capital taxes

Federal government	$945,078	$—
Provincial and territorial government
British Columbia	50,428	23,152
Alberta	37,024	0
Saskatchewan	6,718	5,797
Manitoba	7,600	6,140
Ontario	316,557	70,821
Quebec	34,193	11,044
New Brunswick	2,760	1,144
Nova Scotia	7,765	4,462
Prince Edward Island	918	744
Newfoundland and Labrador	2,584	1,720
Northwest Territories	836	0
Nunavut	120	0
Yukon	536	0

Total	$1,413,117	$125,024

154	CIBC Annual Accountability Report 2007

Public Accountability Statement
Community Contributions
EXAMPLES OF ORGANIZATIONS SUPPORTED BY CIBC:
British Columbia
100 Mile Search & Rescue Society
Abbottsford Regional Hospital and Cancer Centre
ALS Society
Arthritis Society — Camp Capilano
Association of Neighbourhood Houses of Greater Vancouver
Atira Women’s Resource Society
BC 4-H Provincial Council
BC Cancer Foundation
BC Children’s Hospital
BC Crime Prevention Association
BC Lions Society for Children with Disabilities
BCIT Foundation
Big Brothers & Big Sisters — Victoria
Canadian Cancer Society Relay for Life
Canuck Place
Cariboo Memorial Hospital Auxiliary
Castlegar & District Public Library
Central Okanagan Hospice Association
The Centre for Child Development
Child Abuse Prevention & Counselling Society of Greater Victoria
Children’s Arts Umbrella
Chilliwack Community Services
CIBC Vancouver Giants Read to Succeed
Cops for Kids
Covenant House Vancouver
Creative Peace Network Society
Dogwood Pavilion Seniors Society
Fraser Burrard Community Justice Society
Friends of the Nelson Municipal Library
Greater Victoria Hospitals Foundation
Green Thumb Theatre Company
Habitat for Humanity
His Place Drop in Society
Jewish Community Centre of Greater Vancouver
Junior Achievement
Kidsport Fund — White Rock
Lac La Hache Community Club
Langley Memorial Hospital
Lester B. Pearson College of the Pacific
Logan Lake WHY Society
Lower Similkameen Community Services Society
Make-A-Wish Foundation
Malaspina University College
Maple Ridge Hospital
Mind Foundation of BC
Mission Community Services Society
Nanaimo & District Hospital
Nanaimo Child Development Centre
Nelson & District Museum Archives Art Gallery
Nicola Valley Institute of Technology
NONA Child Development Centre
North Coast Health Improvements Society
North Shore Disability Resource Centre
Okanagan Boys & Girls Club
Osoyoos Museum Society
Peace Arch Community Services
People in Motion
Power To Be — Adventure Therapy Society
Queen Alexandra Hospital for Children
Richmond Hospital Foundation
Rick Hansen Man in Motion
Royal British Columbia Museum
Royal Canadian Legion
Royal Inland Hospital
Salvation Army — BC South Division
Science World
Shuswap Hospital
South Cariboo Health Foundation
Spo7ez Cultural Centre
St. Mary’s Hospital
St. Paul’s Hospital
Summerland Community Response Network
Sunshine Coast Recreational Centres
Surrey Memorial Hospital
Take a Hike Youth at Risk
Terrace Community Complex
TLC The Land Conservancy of BC
Trails for Creston Valley
Tyndall Park Community Centre
United Way agencies
University of British Columbia
University of Northern British Columbia
University of Victoria
Vancouver Chinatown Lions Club
Vancouver Community College
Vancouver General Hospital
Vancouver Island Arts Festival
Vancouver Opera
Vancouver Pride Society
Victoria Riding for the Disabled Association
Victoria YM-YWCA
You Are Not Alone (YANA)
Alberta
Alberta Adolescent Recovery Centre
Alberta Children’s Hospital
Alberta Ecotrust Foundation
Alberta Heart Institute
Alberta Hospital Edmonton and Community Mental Health Foundation
Alberta Native Friendship Centres Association
Alberta Shock Trauma Air Rescue Society — STARS
Alberta Special Olympics
Alberta Theatre Projects
The Back Door — A Youth Employment Society
Beaverlodge Public Library
Between Friends Club
Big Brothers & Big Sisters of Calgary and Area
Bissell Centre
Bow Valley College
Boys and Girls Clubs of Calgary
Brooks & District Health Foundation
The Calgary Foundation
Calgary Habitat for Humanity
Camrose Regional Sport Development Centre
Canadian Red Cross Society — Anti-Bullying Program
Centre for Family Literacy Society of Alberta
Children’s Cottage — Calgary
The Children’s Link Society
Chinook Regional Hospital
Lloydminster Multiplex
Civil Air Search and Rescue Association
Cold Lake Fire Rescue
Eckville Volunteer Fire Department
Edmonton Community Foundation
Edmonton Inner City Children’s Project
Even Start Society
Fort McMurray Little League Baseball
Fort McMurray Pink Ribbon Run
Fort Saskatchewan Boys & Girls Club
Framework Foundation
Gateway Association For Community Living
Growing Alberta
Hardisty General Hospital
High River District Health Care
Hospice Calgary
ihuman Youth Society
Inglewood Street Festival
Inn From the Cold Society
Jericho Youth Society
Junior Achievement of Northern Alberta and NWT
Junior Achievement of Southern Alberta
Keyano College
Kids Cancer Care Foundation of Alberta
Kids Kottage Foundation
Kids Up Front Foundation
Kids With Cancer Society Of Northern Alberta
Learning Disabilities Association of Alberta
Leduc/Devon Historical Society
Little Bits Riding Club for the Disabled
Medicine Hat and District Health Foundation
Medicine Hat Family YMCA
Mill Woods Family Resource Centre
Mount Royal College
Nanton Agricultural Society
Nanton River Parkway
Northern Lights Regional Health Foundation
Opening Gaits Therapeutic Riding Society of Calgary
Pilgrims Hospice
Ponoka Agricultural Society
Portuguese Filarmonica of Calgary
Red Deer City Soccer
Renfrew Educational Services
Rocky Mountain Agriculture Theme Park
Ronald McDonald House — Calgary
Royal Alexandra Hospital
Safe Haven Foundation of Canada
Salvation Army — Edmonton Scouts Canada
Simon House Residence
Southern Alberta Institute of Technology (SAIT)
St. Albert Community Centre
St. Isidore Winter Carnival
Stollery Children’s Hospital
Strathmore & District Agricultural Society
Taber Public Library
United Way agencies
University of Alberta
University of Lethbridge
Victim Services Unit — Lethbridge
Vulcan Arena Society
Vulcan Spock Days
Wetaskiwin Soccer Association
Willow Creek Foundation
WIN House Edmonton Women’s Shelter
Women Building Futures
Women in a Home Office (WHO)
YMCA — Edmonton
YMCA Calgary
Youth Emergency Shelter Society
Youville Women’s Residence
YWCA — Edmonton
Zebra Child Protection Centre

CIBC Annual Accountability Report 2007	155

Public Accountability Statement
Saskatchewan
Birsay Community Centre
Canadian 4-H Council
Canadian Cancer Society Saskatchewan Division
Canadian Red Cross — Hear the Children Peace Day
Canadian Western Agribition
Canora Air Cadet Squadron
Cantare Children’s Choir Society
Canwood and District Health Services
Carlyle Fire and Rescue
Children’s Health Foundation of Saskatchewan
CIBC Read to Succeed — Moose Jaw
Cypress Cyclones
Dress for Success
Estevan Exhibition
Eston and District Recreation Board
First Nations University of Canada
Fort Saskatchewan Boys & Girls Club
Hafford Recreation Board
Hospitals of Regina Foundation
Island Lake Camp
Junior Achievement of Northern Saskatchewan
Kelsey Trail Regional Health Authority
Kindersley and District Arts Council
King George Recreation Centre
Kinsmen Foundation
Kronau and District Emergency Responders
Leader Recreation Centre
Lipton Volunteer Firefighters
Lloydminster Multiplex
Lucky Lake Community Centre
Mankota Park and Recreation
Meadow Lake Music Festival
Mendel Art Gallery
Mid-Summer’s Art Festival
Motif Moose Jaw Multicultural Festival
Navy League of Canada Saskatchewan Division
Norquay Senior Citizens Centre
North Central Family Centre and Regina Family Services
Optimist Club of Regina
Osteoporosis Canada — Saskatoon Chapter
Qu’Appelle Valley Art Guild
Quota International of Weyburn
Radville Recreation Centre
The Rainbow Youth Centre
Redvers Activity Centre
Regina & District Food Bank
Regina Habitat for Humanity
Regina Palliative Care
Rouleau Centennial Committee
Royal University Hospital
Saskatchewan Association for Community Living
Saskatchewan Institute of Applied Science & Technology
Saskatoon City Hospital
Saskatoon Family YMCA
Saskatoon Habitat for Humanity
Saskatoon Prairieland Park
Saskatoon’s Soccer Park
Shaunavon Recreation Centre
South Country Health Care
Street Culture Kidz Project
Swift Current Friendship Center
Twin Rivers Health Care Foundation
United Way agencies
University of Regina
University of Saskatchewan
YWCA of Regina
YWCA of Saskatoon
Manitoba
407 Queen’s Own Cameron Army Cadet Corps
ALS Society of Manitoba
Arborg and District Seniors Resource Council
Ashern Rodeo
Asper Jewish Community Campus
Assiniboine Memorial Curling Club
The Bethesda Foundation
Big Brothers Big Sisters of Winkler
Block Parents of Winnipeg
Brandon Family YMCA
Canada’s National Ukrainian Festival
Cancer Care Manitoba
Chaika Dance Club
Children’s Hospital Foundation of Manitoba
CIBC Read to Succeed — Brandon
Circle of Hearts Family Support Network
City of Brandon 100th Anniversary
Dauphin Agricultural Society
Dawson Trail Opportunities Unlimited
Duke of Edinburgh’s Award — Young Canadians Challenge
Elkhorn Curling Club
Friends of Assiniboine Park Conservatory
Grace Hospital Foundation
H.O.P.E. (Helping Our People Everyday)
Horace Patterson Foundation
Icelandic Festival of Manitoba
Jewish Federation of Winnipeg
Junior Achievement of Manitoba
Khartum Shrine Patient Transportation Fund
Killarney Agricultural Society
Lake Winnipeg Foundation
L’entre-Temps des Franco-Manitobaines
Lieutenant Governor’s Winter Festival
Lundar Museum Society
Manitoba Army Cadet League
Manitoba Children’s Museum
Manitoba Special Olympics
Manitoba Theatre Centre
Miami Agricultural Society
Movement Centre of Manitoba
Neepawa Natives Booster Club
Partners in The Park — CIBC International Friendship Festival
Phoenix Productions Theatre
Rehabilitation Centre for Children — Winnipeg
Relay for Life
RLC Youth Leadership — Camp Manitou
Royal Winnipeg Ballet
Spina Bifida and Hydrocephalus Association of Canada
Take Pride Winnipeg
Teen Touch
Touchwood Park Association
United Way agencies
University of Manitoba
University of Winnipeg
Western Canadian Aviation Museum
Westman Dreams for Kids Foundation
Winnipeg Library
YMCA-YWCA of Winnipeg
Ontario
4-H Ontario
Ability OnLine
ACE — Advancing Canadian Entrepreneurship
Alexandra Marine & General Hospital
Almonte General Hospital-Fairview Manor
Alzheimer Society of Canada
Art Gallery of Ontario
Assaulted Women’s Helpline
Autism Society Ontario
Belleville General Hospital
Bethlehem Projects of Niagara
Big Brothers Big Sisters of Canada agencies
Bob Rumball Foundation for the Deaf
Boundless Adventures
Boys & Girls Clubs
Breakfast for Learning — Canadian Living Foundation
Centre for Addiction and Mental Health
Camp Jumoke
Camp Oochigeas
Camp Quality
Camp Trillium
Canada’s Outstanding Young Farmers Program
Canadian Association of Independent Living Centres
Canadian Cancer Society
Canadian Cystic Fibrosis Foundation
Canadian Diabetes Association
Canadian Hearing Society
Canadian Institute of Child Health
Canadian Museum of Cultural Heritage of Indo-Canadians
Canadian National Institute for the Blind
Canadian Paraplegic Association
Canadian Psychiatric Research Foundation
Canadian Safe School Network
Candlelighters Childhood Cancer Support Programs
Canadian Foundation for AIDS Research
Casey House
Centre for Information and Community Services
Child Development Resource Connection Peel
Child Find Ontario
Children’s Aid Foundation
Chinese Cultural Centre of Greater Toronto
CHIP Charitable Services
Colon Cancer Canada
Colorectal Cancer Association of Canada
Community Care — St. Catharines & Thorold
Community Living London
Computers for Schools
Conestoga College
Cornwall Community Hospital
Covenant House — Toronto
Credit Valley Hospital
Crohn’s and Colitis Foundation of Canada
Danielle’s Place Eating Disorder Support & Resource Centre
DareArts Foundation for Children
Diabetes Hope Foundation
Dixon Hall
Dr. Bob Kemp Hospice
Durham Outlook for the Needy
Earth Day Canada — ecoMentors
Easter Seal Society of Ontario
Essex Youth Centre
Eva’s Initiatives for Homeless Youth
Evergreen Foundation
Fanshawe College
Fife House
The Foundation Fighting Blindness
Framework Foundation
Fred Victor Centre
Fleming College

156	CIBC Annual Accountability Report 2007

Public Accountability Statement
Frontier College
Frontiers Foundation
Future Possibilities (Toronto)
Ganaraska Region Conservation Authority
Geneva Centre for Autism
Giant Steps Toronto/York Region
Gilda’s Club Greater Toronto
Girl Guides of Canada
Grand River Conservation Foundation
Grey Bruce Regional Health Centre
Grieving Children at Seasons Centre
Haliburton Highlands Health Services
Halton Child and Youth Services
Halton Women’s Place
Hamilton Health Sciences Foundation
Hanover & District Hospital
Harmony Education Foundation
Harrow Family Health Centre
Hearing Foundation of Canada
Heart and Stroke Foundation of Canada
Hincks-Dellcrest Centre
Hospice Orillia
Hospital for Sick Children
Hotel Dieu Hospital — Kingston
Humewood House
Huntington Society of Canada
Huron County Child Abuse Prevention Committee
Huronia Hospitals Foundation
Integra Foundation
Invest in Kids Foundation
Joseph Brant Memorial Hospital
Junior Achievement
Juvenile Diabetes Research Foundation
JVS Toronto
Kanata Youth Centre
KidsAbility Foundation
Kingston Foundation for Autism
Kingston General Hospital
Lake of the Woods District Hospital
Lakeridge Health Whitby Foundation
Lambton Centre
L’Arche Canada
Leadership Waterloo Region
The Learning Partnership
Leave Out ViolencE (LOVE)
Lesbian & Gay Community Appeal Foundation
LOFT Community Services
London Health Sciences Foundation
Macaulay Child Development Centre
Madawaska Valley Association for Community Living
MADD Canada
Make a Wish Foundation of Eastern Ontario
Merry Go Round Children’s Foundation
Merrymount Children’s Centre
Milton District Hospital
Mon Sheong Foundation
Montfort Hospital
Mood Disorders Association of Ontario
Mount Sinai Hospital
National Ballet School
National Service Dog Training Centre
Native Child and Family Services of Toronto
Nepean Community Support Services
New Haven Learning Centre
Niagara Peninsula Children’s Centre
Norfolk County Agriculture Society
North Bay General Hospital
North York General Hospital
North York Inter-Community Youth Group
Northern Cancer Research Foundation
Northern Ontario Families of Children with Cancer
Northumberland Hills Hospital
Ontario Association of the Deaf
Oolagen Community Services
Operation Go Home — Ottawa
Opportunities Waterloo Region
Oshawa Community Health Centre
Oshawa General Hospital
Ottawa Children’s Treatment Centre
Ottawa Hospital
Palmerston & District Hospital
Peace by Peace
Pediatric Oncology Group of Ontario
Pediatric Supportive Care Network of Ontario
Peel Children’s Centre
Peterborough Regional Health Centre
Philip Aziz Centre
Port Perry Hospital
Portage Ontario
Pride Toronto
Prime Mentors of Canada
Princess Margaret Hospital
Prostate Cancer Research Foundation of Canada
Queensway-Carleton Hospital
Quinte Regional Children’s Foundation
Raising the Roof
Regent Park Community Health Centre — Pathways to Education
Renascent Foundation
Rick Hansen Wheels in Motion
Riverside Foundation for Health Care
Ronald McDonald House
Ross Memorial Hospital
Royal Conservatory of Music
Royal Ontario Museum
Royal Ottawa Health Care Foundation
Ryerson University
Safe Communities Foundation
Saint Elizabeth Health Care
The Salvation Army
Scarborough Hospital
Scarborough Women’s Centre
Scouts Canada
Second Harvest
SEDI — Social and Enterprise Development Innovations
Sexual Assault Centre for Quinte and District
Sheena’s Place
Sheridan College
Simcoe Community Services Foundation
Sioux Lookout Anti-Racism Committee
SIRCH Community Hospice
Skills Canada
Skills for Change
Soulpepper Theatre Company
South Riverdale Child-Parent Centre
Southlake Regional Health Centre
Spina Bifida & Hydrocephalus Association
St. Lawrence College of Applied Arts & Technology
St. Thomas Elgin General Hospital
Starlight Children’s Foundation Canada
Stormont Dundas Glengarry/Ahkwesahsne Children’s Treatment Centre
Strathroy Middlesex General Hospital
Sudbury Manitoulin Children’s Foundation
Sudbury Regional Hospital
Sunnybrook Foundation
Sunrise Therapeutic Riding & Learning Centre
Thames Valley Children’s Centre
Thunder Bay Regional Health Sciences Centre
Toronto Child Abuse Centre
Toronto Children’s Chorus
Toronto East End Literacy Project
Toronto Foundation for Student Success
Toronto People with AIDS Foundation
Toronto Rape Crisis Centre
Toronto Rehabilitation Institute
Toronto Symphony Orchestra
Trent University
Tri-County Healthcare Foundation
Turning Point Youth Services
Ukrainian Canadian Care Centre
United Way agencies
Unity for Autism
University of Ottawa
University of Toronto
University of Waterloo
University of Western Ontario
Variety Village
Victim Services Toronto
Voice for Hearing Impaired Children
Waterfront Regeneration Trust
Wellspring Cancer Support Foundation
William Osler Health Centre
Willow Breast Cancer Support Canada
Winchester District Memorial Hospital
Windfall Clothing Service
WindReach Farm
Windsor Essex Care for Kids Foundation
Women & Children’s Shelter (Barrie)
Woodbridge Alternatives
Yee Hong Community Wellness Foundation
YMCA and YWCA agencies
Yonge Street Mission
York Central Hospital Foundation
York Region Abuse Program
York University Foundation
Yorktown Family Services
Youth Assisting Youth
Youth Haven Barrie
Québec
Accueil Bonneau
Accueil Notre-Dame
Action Nouvelle Vie
Association de Granby pour la déficience intellectuelle
Association des femmes actives
Association québécoise de la fibrose kystique
Bibliothèque des jeunes de Montréal
Centraide
Centre de répit Philou
Centre des arts de Saint-Hyacinthe
Club des petits déjeuners
Dans la rue
Entraide des aînés de Sillery
Fondation canadienne Rêves d’Enfants
Fondation Centre de cancérologie Charles-Bruneau
Fondation communautaire canadienne-italienne
Fondation Constance-Lethbridge
Fondation de l’Hôpital Charles-Lemoyne
Fondation de l’Hôpital de Montréal pour enfants
Fondation de l’Hôpital St. Mary
Fondation de l’Hôpital Douglas
Fondation de l’Hôpital général du Lakeshore
Fondation de l’Hôpital Mont-Sinaï — Québec
Fondation de l’Hôpital Royal Victoria
Fondation Santa Cabrini

CIBC Annual Accountability Report 2007	157

Public Accountability Statement
Fondation de l’Institut de Cardiologie de Montréal
Fondation Cité de la Santé de Laval
Fondation de la recherche sur le diabète juvénile
Fondation de l’Hôpital d’Argenteuil
Fondation de l’Hôpital du Haut-Richelieu
Fondation de l’Hôpital Sainte-Justine
Fondation de l’Hôpital St-Eustache
Fondation de l’IRCM
Fondation des Auberges du coeur du Québec
Fondation des hôpitaux Enfant-Jésus — St-Sacrement
Fondation des maladies du coeur du Québec
Fondation des maladies mentales
Fondation du CEGEP à Joliette
Fondation du Centre hospitalier de Baie-Comeau
Fondation du Centre hospitalier de Val d’Or
Fondation du Centre hospitalier et Centre d’accueil de Papineau
Fondation du Centre hospitalier régional de Lanaudière
Fondation du Centre hospitalier régional du Suroît
Fondation des Centres jeunesses de Montréal
Fondation du CHUM
Fondation du CHUQ
Fondation du Collège Montmorency
Fondation du Théâtre du Nouveau Monde
Fondation du YMCA du Grand Montréal
Fondation Groupes-parrains Québec-Centre inc.
Fondation hospitalière d’Amos
Fondation hospitalière Maisonneuve-Rosemont
Fondation hospitalière Rouyn-Noranda
Fondation IntégrACTION du Québec
Fondation Marie Enfant
Fondation Marie-Vincent
Fondation OLO
Fondation Palli-Ami
Fondation Pinocchio
Fondation Québec Jeunes
Fondation Ressources-Jeunesse
Fondation Sur la pointe des pieds
Fondation Y des femmes de Montréal
Fondation de l’Hôpital général juif de Montréal
Institut de réadaptation de Montréal
Jeunesse au Soleil
La Fondation À Pas de Géant — Québec
La Fondation Portage
La Fondation Terry Fox
La Rose des vents de l’Estrie
L’Arrière Scène
Le Chaînon — Montréal
Le Garde-Manger pour Tous
Le Phare, Enfants et Familles
Le Réseau HEC
LOVE : Vivre sans violence
Les Jeunes Entreprises du Québec
Les petits frères des Pauvres
Maison de soins palliatifs de la Rivière du Nord
Milieu éducatif La Source
Mission Bon Accueil
Mission Old Brewery
Olympiques spéciaux du Québec
Orchestre symphonique de Montréal
Orchestre symphonique de Québec
Société de l’arthrite — Division Québec
Université de Sherbrooke
Université du Québec à Montréal
Université du Québec à Trois-Rivières
New Brunswick
Boys & Girls Club of Saint John
Canadian Cancer Society
Carleton Manor Foundation
Chalmers Regional Hospital Foundation
Ducks Unlimited
Fredericton Community Foundation
Fredericton Community Kitchens
Friends of the Moncton Hospital Foundation
Kay Community Centre
Mindcare New Brunswick Inc.
Moncton Boys and Girls Club
Moncton Headstart
Moncton Youth Residences
Newcastle Rotary Club Charitable Trust
Partners for Youth — Fredericton
Rotary Club of Fredericton
Rotary Club of Saint John
Saint John Regional Hospital Foundation
United Way agencies
Université de Moncton
University of New Brunswick
Winterfest NB
YMCA of Greater Moncton
Nova Scotia
440 Productions Association — Tragedy and Triumph — Memories of WWII
Aberdeen Hospital Trust
Abilities Foundation of Nova Scotia
Alexandra Children’s Centre
Antigonish Highland Society
Bayers/Westwood Family Support Services Association
Big Brothers Big Sisters of Canada agencies (Colchester and Pictou County)
Boys & Girls Club of Nova Scotia
Brigadoon Children’s Camp Society
Canadian Breast Cancer Foundation Awareness Days
Cancer Care Nova Scotia
Cape Breton University
Colchester Regional Hospital Foundation
Cumberland Adult Network for Upgrading
Dalhousie University
Feeding Others of Dartmouth
Festival Antigonish Summer Theatre
Habitat for Humanity
Hants County Exhibition
IWK Health Centre Charitable Foundation
Laing House
Make It Happen
The Mental Health Foundation of Nova Scotia
Neptune Theatre
Phoenix Youth Programs
Progress Intervention Centre Association
Queen Elizabeth II Health Sciences Centre
Rotary Club of Halifax Charitable Trust
The Rotary Club of Windsor
Salvation Army — Halifax
Shelburne County Youth Health & Support Association
Summer Street Industries Foundation
United Way agencies
University of King’s College — Halifax
Valley Regional Hospital Foundation
YMCA of Greater Halifax/Dartmouth
Prince Edward Island
Centre for Performing Arts
Children’s Wish Foundation
College of Piping
Confederation Centre of the Arts
D.A.R.E. (Drug Abuse Resistance Program)
Jack Frost Children’s Winterfest
Junior Achievement of Prince Edward Island
Kings County Ground Search and Rescue
Kings County Memorial Hospital
Learning Disabilities Association of PEI
Northport Pier — Aquatic Days
Prince Edward Island 4-H Council
Queen Elizabeth Hospital Foundation
Rotary Club of Charlottetown
United Way of Prince Edward Island
Upper Room Hospitality (Food Bank)
Newfoundland and Labrador
Big Brothers & Sisters of Eastern Newfoundland
Boys & Girls Club — Newfoundland & Labrador
Central Northeast Health Foundation
Cerebral Palsy Association
Clarenville Winter Carnival
Community Foundation of Newfoundland and Labrador
Cornerbrook Winter Carnival
Easter Seals Society
Harbour Breton Recreation Commission
Junior Achievement
Mazol Shriners of Newfoundland & Labrador
Memorial University of Newfoundland
Mount Pearl Frosty Festival
Newfoundland and Labrador Multicultural Council
Newfoundland Brain Injury Association
Newfoundland Symphony Orchestra — School Outreach Program
Rotary Club of St. John’s East Foundation
Salvation Army
St. John’s Therapeutic Riding Association — Rainbow Riders
United Way of Avalon
Northwest Territories
Aurora College Mobile Trades Training Unit
Inuvik Youth Centre Society
Stanton Territorial Hospital Foundation
United Way of Yellowknife
World Wildlife Fund Canada — Conservation Education in the North
Fort Simpson Fire Department
Yukon
Gentle Steps Therapeutic Riding & Learning Centre
Salvation Army Whitehorse Corps
United Way Society of the Yukon
Whitehorse General Hospital
Nunavut
Habitat for Humanity
Kivalliq Regional Science Fair
Nunavut Literacy Council
World Wildlife Fund Canada — Conservation Education in the North

158	CIBC Annual Accountability Report 2007

Global Reporting Indicators
This Annual Accountability Report has been developed with reference to the Global Reporting Initiative (GRI) G3 Guidelines and the Financial Services Sector Supplement. The G3 Guidelines introduced Application Levels of C, B and A, a system that allows reporters to declare the level to which they have applied the GRI Reporting Framework. CIBC is reporting at the C level this year — indicating that we are reporting on the prescribed G3 Profile Disclosures along with 10 GRI Performance Indicators, including at least one from each of the social, economic, and environment areas. The following table lists the GRI indicators we are reporting on and more information can be found in the 2007 Management Proxy Circular and on our website, www.cibc.com.

GRI #	Description	Page(s)

1.1	Statement from the CEO	3–4
2.1	Name of the organization	1
2.2	Primary brands, products, and services	8–14
2.3	Operational structure of the organization	130–131, 138
2.4	Location of headquarters	160–161
2.5	Countries of operation	130–131
2.6	Nature of ownership and legal form	1
2.7	Markets served	8–14
2.8	Scale of the reporting organization	1
2.9	Significant changes during the reporting period	38–40
2.10	Awards received in the reporting period	6–7
3.1	Reporting period	1
3.2	Date of previous report	1
3.3	Reporting cycle	1
3.4	Contact point for questions regarding the report	160–161
3.5	Process for defining content	6–7, 32–34
3.6	Boundary of the report	89–96
3.7	State any specific limitations on the scope or boundary of the report	89–96
3.8	Joint ventures, subsidiaries, leased facilities, outsourced operations	89–96
3.10	Effect of any restatements of information provided in earlier reports	132–136
3.11	Significant changes from previous reporting periods	89–96
3.12	Table identifying location of GRI Standard Disclosures	159
4.1	Governance structure	32–34
4.2	Non-executive Chair of Board of Directors	32–34
4.3	Number of independent and/or non-executive Board members	32–34
4.4	Mechanisms for shareholders and employees to provide recommendations or direction	32–34
4.14	List of stakeholder groups engaged by the organization	15–31
4.15	Basis for identification and selection of stakeholders with whom to engage	15–31
EC1	Direct economic value generated and distributed	5–7
EN3	Direct energy consumption	28–31
EN4	Indirect energy consumption	28–31
EN16	Total direct and indirect greenhouse gas emissions	28–31
LA1	Total workforce	154
LA13	Senior management and workforce representation rates	20–23
HR3	Employee Training	20–23
SO2	Business units analyzed for risks related to corruption	15–31, 60–73
SO3	Employees trained in organization’s anti-corruption policies and procedures	20–23
PR5	Customer satisfaction	8–14

Supplement Performance Indicators
RB1	Social criteria applied in retail banking	16–19
RB2	Lending profile	153–154
F1	Environmental policies	28–31
F5	Improving staff competency in addressing environmental risks and opportunities	28–31
F7	Interactions with clients/business partners regarding environmental risks and opportunities	28–31

CIBC Annual Accountability Report 2007	159

Shareholder Information
Dividends
Common shares

Ex-dividend	Record	Payment	Dividends	Number of common
date	date	date	per share	shares on record date

Sep. 26/07	Sep. 28/07	Oct. 29/07	$0.87	334,841,191
Jun. 26/07	Jun. 28/07	Jul. 27/07	$0.77	335,234,379
Mar. 26/07	Mar. 28/07	Apr 27/07	$0.77	337,457,137
Dec. 22/06	Dec. 28/06	Jan. 29/07	$0.70	336,758,105
Preferred shares

Ex-dividend	Record	Payment
date	date	date	Series 18	Series 19	Series 23	Series 24(1)	Series 25(2)	Series 26	Series 27	Series 28(3)	Series 29	Series 30	Series 31(4)	Series 32(5)

Sep. 26/07	Sep. 28/07	Oct. 29/07	$0.343750	$0.309375	$0.331250	—	—	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000	$0.293750	$0.281250
Jun. 26/07	Jun. 28/07	Jul. 27/07	$0.343750	$0.309375	$0.331250	—	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000	$0.293750	$0.281250
Mar. 26/07	Mar. 28/07	Apr 27/07	$0.343750	$0.309375	$0.331250	—	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000	$0.293750	$0.237008
Dec. 22/06	Dec. 28/06	Jan. 29/07	$0.343750	$0.309375	$0.331250	$0.375000	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000	$0.248558	—

(1)	All issued and outstanding Non-cumulative Class A Preferred Shares Series 24 were redeemed for cash on January 31, 2007. The redemption price was C$26.00 per Series 24 share. The regular quarterly dividend payment of C$0.375000 per Series 24 share for the period from November 1, 2006 to January 31, 2007 was paid on January 29, 2007 to holders of record on December 28, 2006.

(2)	All issued and outstanding Non-cumulative Class A Preferred Shares Series 25 were redeemed for cash on July 31, 2007. The redemption price was C$26.00 per Series 25 share. The regular quarterly dividend payment of C$0.375000 per Series 25 share for the period from May 1, 2007 to July 31, 2007 was paid on July 27, 2007 to holders of record on June 28, 2007.

(3)	On November 25, 2005, CIBC announced that it is making an offer to purchase for cancellation all of the outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will remain open for acceptance until the earlier of June 17, 2009 or it is withdrawn by CIBC by providing 60 days notice, in English or in French, in a national Canadian newspaper. Holders should contact their broker for assistance in order to tender their Series 28 shares into this offer. Brokers should contact CIBC World Markets Inc. at (416) 956-6045, referencing the Series 28 shares for further information in order to tender their Series 28 shares into this offer.

(4)	Initial dividend for the period from November 15, 2006 to January 31, 2007.

(5)	Initial dividend for the period from February 14, 2007 to April 30, 2007.
Eligible dividends
CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless indicated otherwise in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.
Stock exchange listings
Common shares of the Bank are listed for trading in Canada on the Toronto Stock Exchange and in the U.S. on the New York Stock Exchange (ticker symbol — CM).
All preferred shares are listed on the Toronto Stock Exchange and trade under the following ticker symbols:

Series 18	CM.PR.P
Series 19	CM.PR.R
Series 23	CM.PR.A
Series 26	CM.PR.D
Series 27	CM.PR.E
Series 29	CM.PR.G
Series 30	CM.PR.H
Series 31	CM.PR.I
Series 32	CM.PR.J
Anticipated 2008 record and dividend payment dates for common and preferred shares*

Record dates	Payment dates

December 28**	January 28
March 28	April 28
June 27	July 28
September 29	October 28

*	Payment of dividends for common and preferred shares is subject to approval by the Board of Directors.

**	2007
2008 quarterly earnings reporting
2008 quarterly earnings dates are anticipated to be February 28, May 29, August 28 and December 4.
Credit ratings

	Short-term debt	Senior debt	Preferred shares

DBRS	R-1H	AA	Pfd-1
Fitch Ratings	F1+	AA-
Moody’s Investor Services	P-1	Aa2
Standards & Poor’s	A-1	A+	A-
P-1(low)
Shareholder investment plan (SIP)
Registered holders of CIBC common shares may participate in one or more of the following options, and pay no brokerage commissions or service charges:
Dividend reinvestment option: Common dividends may be reinvested in additional CIBC common shares. Residents of the United States and Japan are not eligible.
Share purchase option: Up to $50,000 of additional CIBC common shares may be purchased during the fiscal year. Residents of the United States and Japan are not eligible.
Stock dividend option: U.S. residents may elect to receive stock dividends on CIBC common shares.
For further information and a copy of the offering circular, contact CIBC Mellon Trust Company (see Transfer agent and registrar).
Direct dividend deposit service
Canadian residents may have their CIBC common share dividends deposited by electronic transfer directly into their account at any financial institution that is a member of the Canadian Payments Association. To arrange, please contact CIBC Mellon Trust Company (see Transfer agent and registrar).

160	CIBC Annual Accountability Report 2007

Shareholder Information
Transfer agent and registrar
For information relating to shareholdings, dividends, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
(416) 643-5500 or fax (416) 643-5501
1 (800) 387-0825 (toll-free in Canada and the U.S.)
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.
In the United States, common shares are transferable at:
BNY Mellon Shareowner Services
480 Washington Blvd, 27th Floor
Jersey City, NJ 07310
CIBC head office
Commerce Court, Toronto, Ontario,
Canada M5L 1A2
Telephone number: (416) 980-2211
SWIFT code: CIBCCATT
Telex number: 065 24116
Cable address: CANBANKATOR
Website: www.cibc.com
Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.
Normal course issuer bid
On November 9, 2007, the TSX accepted our notice of intention to commence a normal course issuer bid. Purchases under this bid will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or October 31, 2008. Under this bid, from time to time, we may purchase for cancellation up to 9 million common shares. A copy of CIBC’s Notice of Intention to make a Normal Course Issuer Bid filed with the TSX is available to any shareholder of CIBC, without charge, upon request to the Corporate Secretary at 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2.
Annual meeting of shareholders
Shareholders are invited to attend the CIBC Annual Meeting of Shareholders on Thursday, February 28, 2008 at 10 a.m. (Eastern Standard Time) in Toronto, Ontario at the Fairmont Royal York, The Canadian Room, 100 Front Street West, Toronto, Ontario M5J 1E3
CIBC Annual Accountability Report 2007
Additional print copies of the Annual Accountability Report may be obtained by calling (416) 980-6657 or e-mailing financialreport@cibc.com.
The Annual Accountability Report is also available online at www.cibc.com.
La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le (416) 980-6657 ou nous faire parvenir un courriel à rapportfinancier@cibc.com.
Le rapport annuel est aussi disponible en ligne à www.cibc.com.
Further information
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call (416) 980-8306, fax (416) 980-5028 or e-mail investorrelations@cibc.com.
Communications and Public Affairs: Financial, business and trade media may call (416) 980-4523 or fax (416) 363-5347.
CIBC telephone banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1 (800) 465-2422 toll-free across Canada.
Office of the CIBC Ombudsman: The CIBC Ombudsman can be reached by telephone at 1 (800) 308-6859 (Toronto (416) 861-3313) or by fax at 1 (800) 308-6861 (Toronto (416) 980-3754).
The following are trademarks of CIBC or its subsidiaries
Axiom Portfolios, CIBC Access for All, CIBC Advantage, CIBC Aerogold Visa, CIBC Aeroplan Mileage Multiplier, CIBC Edge Advantage, CIBC Education Line of Credit, CIBC Enviro-Saver, CIBC Everyday, CIBC Financial HealthCheck, CIBC Imperial Service, CIBC Logo, CIBC Platinum Visa, CIBC Private Wealth Management, CIBC 60 Plus Advantage, CIBC Small Business Customized Access, CIBC Spirit of Leadership Community Award, CIBC World Markets, CIBC World Markets Children’s Foundation, CIBC Youthvision, CIBC CreditSmart, FirstCaribbean International Bank, “For what matters”, HLC Home Loans Canada, Miracle Day, Professional Edge, Renaissance Investments, SmartStart, Wood Gundy.
The following are trademarks of other parties
A Caring Company Imagine & Design is a registered trademark of the Canadian Centre for Philanthropy.
AEROPLAN is a registered trademark of Aeroplan Limited Partnership.
Big Brothers Big Sisters of Canada is a trademark of Big Brothers of Canada.
Computers for Schools is a trademark of Industry Canada.
Green Power Certificates is a trademark of British Columbia Hydro and Power Authority.
Junior Achievement is a registered trademark of Junior Achievement of Canada.
National Aboriginal Achievement Awards is a registered trademark of the National Aboriginal Achievement Foundation.
President’s Choice and President’s Choice Financial are trademarks of Loblaw Companies Limited; CIBC licensee of marks. President’s Choice Financial services are provided by CIBC.
Run for the Cure is a trademark of Canadian Breast Cancer Foundation, used under license.
United Way logo is a registered trademark of United Way of Canada.
® Registered trademark of Visa International Inc. / CIBC Licensed User.
Wellness Checkpoint is a registered trademark of Infotech Inc.
YMCA is a trademark of YMCA Canada.
Skills International services are owned and provided by The Waterloo Region District School Board, WIL Employment Connections in London and COSTI Immigrant Services
From Pages 17 AND 47: President’s Choice Financial received the highest numerical score among midsize retail banks in the proprietary J.D. Power and Associates 2007 Canadian Retail Banking Customer Satisfaction StudySM. Study based on responses from 11,325 retail banking customers measuring 18 banks. Proprietary study results are based on experiences and perceptions of consumers surveyed in July 2007. Your experiences may vary. Visit jdpower.com

CIBC Annual Accountability Report 2007	161

We’d like to know what you think
about this year’s report. Please e-mail
investorrelations@cibc.com.
Visit our website at www.cibc.com.
Public Accountability Statement
You can access our 2007 Public Accountability Statement
by visiting our website at www.cibc.com/pas.
For information contact:
CIBC Communications and Public Affairs
25 King Street West
Commerce Court North, 10th floor
Toronto, Ontario M5L 1A2
E-mail: pas@cibc.com
Telephone: 1 (800) 465-CIBC (2422)
Fax: (416) 363-5347
TTY: 1 (800) 465-7401 (teletype device for the hearing impaired)